6/5

07024199

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Volgatelecom

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 0 8 2007
THOMSON FINANCIAL

FILE NO. 82- 04642 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/6/07

12g3-2(b)

082-04642

VOLGATELECOM

APPROVED by
Annual general meeting of shareholders of Open Joint Stock Company "VolgaTelecom" on June___, 2007
Minutes № ___ of June ___, 2007

Chairman of the meeting,
OJSC "VolgaTelecom" General Director

________________________S.V. Omelchenko

AA/S
12-31-06

ANNUAL STATEMENT of

OJSC "VOLGATELECOM"

FOR YEAR 2006

Nizhny Novgorod city,
2007

TABLE OF CONTENTS

INFORMATION ABOUT THE COMPANY

Full brand name.
Open Joint Stock Company "VolgaTelecom".

Location.
Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation.

The date of state registration of the Company and the registration number.
Certificate of legal entity state registration series НРП-НН № 203362, the date of registration – December 15, 1993; state registration number 448 issued on June 28, 2002.

OJSC "VolgaTelecom" was registered in uniform state register of legal entities by the Inspection of Russia's Ministry of Taxation for Nizhegorodskyi district of Nizhny Novgorod city on August 1, 2002 under the basic state registration number 1025203014781.

The Company was registered by Order of the head of administration of Nizhny Novgorod city № 1605-p of December 15, 1993 as Open Joint Stock Company "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") as a result of privatization of state enterprise of communication and informatics "Rossvyazinform" and is the assign of all its rights and obligations.

Basing on the resolution of general meeting of shareholders of OJSC "Nizhegorodsvyazinform" of November 9, 2001 the Company was reorganized by way of affiliation to it of OJSC "Kirovelectrosvyaz", OJSC "Martelcom", OJSC "Svyazinform" of the Republic of Mordoviya, OJSC "Electrosvyaz of Orenburg oblast", OJSC "Svyazinform" of Penza oblast, OJSC "Svyazinform" of Samara oblast, OJSC "Saratovelectrosvyaz", OJSC "Udmurt Telecom", OJSC "Ulyanovskelectrosvyaz", and OJSC "Svyazinform" of Chuvash Republic.

General meeting of shareholders of OJSC Nizhegorodsvyazinform" on June 28, 2002 passed the resolution on renaming the Company into OJSC "VolgaTelecom".

ADDRESS OF THE GENERAL DIRECTOR

Dear shareholders!

Year 2006 was uniquely rich in reforms. The adopted regulatory documents exercised a significant influence on the development trends both of OJSC "VolgaTelecom" and of the entire industry. Building up of competitive market with a large number of players has offered the challenges of introducing new technologies and taking dynamic actions in end-user relations. New principles of mutual settlements with operators, introduction of "CPP" principle have required from us the solutions of creating clean-cut and efficient interaction patterns.

In the past year these factors significantly influenced the Company's activity and we are presenting to your attention the document containing generalized results of activities of the entire collective of Open Joint Stock Company "VolgaTelecom" in 2006.

We are happy to state that the lines of activities selected by us as the priority trends oriented to ensure dominance in key segment of communication services market, further network development and also business diversification have produced positive results.

At 2006 year-end OJSC "VolgaTelecom" became the leader among "Svyazinvest" group companies by the number of Internet wideband access users, holds the second place in the volume of fixed line subscribers' base and is the third by digitalization level.

High level of competition motivates the Company to follow advanced trends of telecommunication market and actively utilize new technologies in order not to lose the leadership position. This fact encourages diversification of revenue structure. It is important to note that the revenues from new technology services have significantly increased. The major share in their structure is the services of data transfer and access to the Internet. Moreover, the highest growth is in the sector of Internet users with ADSL-based access. Introduction on the market of new trademark "J" in May 2006 contributed to the fact that their number grew 4,4 times to 120 000.

The achievement of these positions required to change marketing policy emphases: in 2006 the Company reorganized its marketing service, introduced on the market a line of demonstrative brands, started to realize the projects of promoting comprehensive services. Our immediate objective – to build up subscriber's loyalty, to introduce on the market package services, their perspectives seem to be far more advantageous than to provide each of the service separately.

Active modernization of communication networks, raising the level of digitalization and implementation of new technologies are the major challenges met currently by OJSC "VolgaTelecom" within the framework of technical infrastructure development. Today the Company is actively building multiservice networks based on NGN-platform, the works of its creation are scheduled to be completed in 2007-2008. Utilization of this technology assumes the capability of providing unlimited range of services, opens up wide capabilities to develop more flexible approaches when forming the packages of services and tariff rates.

Steadily keeping leadership position in telecommunication market of the Volga Federal district OJSC "VolgaTelecom" in 2006 successfully continued to solve the tasks of communication infrastructure development and modernization. The first stage of transport network modernization project was realized; the project is carried out on the basis of NGN technology and opens up new additional capabilities for doing business.

Year 2006 was noted for steady strengthening of positions on securities market. The Company's capitalization achieved its new historical maximum at the level of US$ 1,82 billion. International rating agency "Standard & Poor's" raised OJSC "VolgaTelecom" long-term credit rating from "B+" to "BB-", outlook "Stable". At the same time the Company's long-term credit rating by Russian scale was raised from "ru A+" to "ru AA-".

Strategic initiatives of the management and shareholders aimed to improve corporate governance system gained the attention of business community. At 2006 year-end OJSC "VolgaTelecom" is among the most transparent Russian companies; being the sixth in transparency rating. Corporate governance rating service of "Standard & Poor's" raised OJSC "VolgaTelecom" corporate governance rating from CGR-4+ to CGR-5. "Standard & Poor's" also raised the Company's rating by Russian scale from CGR-4,8 to CGR-5,1. "Expert RA" rating agency having conducted the monitoring of corporate governance in 2006 raised earlier assigned rating to A level and declared OJSC "VolgaTelecom" as one of the leaders in management quality in Russia. "VolgaTelecom" corporate secretary won all-Russia contest "Leaders in corporate governance-2006" in "The best corporate secretary" nomination.

We are aware of prime importance and value of our employees; in many ways owing to them it became possible to achieve considerable growth of the Company's operating efficiency and as consequence the growth of its shareholder value. That is why "VolgaTelecom" places special emphasis on social policy, personnel development and its motivation. In 2006 the Company successfully realized the project "Personnel reserve", thousands of employees underwent professional training in various programs.

One more recognition of our achievements was OJSC "VolgaTelecom" winning in all-Russia contest "Russian entity of high social efficiency"; at this contest we got the prize in "Staff qualification, system of staff training and retraining" nomination. Besides, at the year-end competent experts recognized OJSC "VolgaTelecom" as the company having "The best personnel service" and "The best Russian bookkeeping service-2006".

The appraisal of high professionalism and creative approach to business of the Company's employees was the serving in 2006 to OJSC "VolgaTelecom" of certificate of compliance of the Company's quality management system with ISO 9001-2001 standard as applied to communication services.

Our future is integration of services on the basis of wire networks, considerable growth of range of services and building up of the subscriber's loyalty. It is these key factors which are the earnest of the Company's dynamic development in the future.

I am confident, dear shareholders that with your support OJSC "VolgaTelecom" will gain new achievements.

Sincerely yours,

OJSC "VolgaTelecom" General Director
Sergey Omelchenko

I. BOARD OF DIRECTORS REPORT

1.1. General assessment of the Company's financial-economic performances in the reporting year.

Changes to legislation effective since January 2006 materially affected financial results of the Company's operation. Demonopolisation of long-distance communication market, change of the procedure of settlements with operators and introduction since 01.07.2006 of "Calling Party Pays" (CPP) system had the effect both on revenue and expenditure parts of the budget.

The change of the procedure of payment for outgoing calls to mobile phones and the settlements with operators provided additional revenue to the Company, which had the effect on outstripping 2006 plan for revenues by 779 million rubles or 3,7%, and also extra expenses to the amount of 483 million rubles, which in its turn resulted in excess over the budgeted figures by 2,9%.

As a result of quite efficient cost management the Company secured sales profit to the amount of 4 741,5 million rubles (4,9% higher vs. budgeted targets).

Pretax earnings amounted to 3 534,2 million rubles, with the growth rate of 103,2% vs. 2005.

The Company's net profit amounted to 2 453,6 million rubles, which exceeds year 2005 level by 8,8%.

The Company's policy aimed to optimization of expenditures and headcount had the effect on the improvement of such performances as revenue per an employee (growth rate - 112,2%), costs per a line (growth rate - 98,9%), pretax earnings per an employee (114%).

Communication services revenue structure changed, the share of new technologies services revenue grew from 7,3% to 10,6%. The number of lines per an employee made up 114,8 (the gain of +17,9% vs. the past year).

EBITDA improved by 1,2%, EBITDA to proceeds ratio grew from 31,7% in 2005 to 32,9% in 2006.

1.2. Information about the Board of directors' activity as related to implementation of the priority trends of the Company's development, about the BoD's sessions, the BoD's committees and the most important decisions adopted at the sessions.

The Board of directors exercises strategic management of the Company's activity and efficient control over reasonable and bona fide performance by the Company's executive bodies of the Company's current activity in order to ensure long-term stable development of the Company and to get benefit from this activity by the shareholders. It makes decisions on active cooperation of the Company with investors, creditors and other interested parties in order to increase the growth of the Company's capital, including the growth of its assets, the price of shares and other securities, and to enhance the Company's image.

In 2006 the Company's Board of directors held 34 sessions, out of them: in the form of joint attendance – 12, and in the form of absentee voting – 22. In all the Company's Board of directors considered 313 issues.

Major issues considered at the sessions of the Company's Board of directors in 2006:

January 18 – the decisions were adopted: to terminate equity participation of OJSC "VolgaTelecom" in OJSC "Russia's Savings Bank"; to change the quantity of OJSC

"National TV company "ZVEZDA" stock by purchasing ordinary, registered, uncertified stock of additional issue.

February 22 – OJSC "Obiedinennaya registratsionnaya kompaniya" was approved as the Company's registrar, it was reorganized in the form of affiliation to it of CJSC "Registrator-Svyaz" and is the latter's assign in relation to all rights and obligations.

March 15 – the strategy of OJSC "VolgaTelecom" cellular business development was approved; it stipulates the establishment of OJSC "VolgaTelecom" subsidiary – single cellular operator on the basis of CJSC "Nizhegorodskaya sotovaya svyaz"; the Company's Management board structure was changed (the authorities of Mr. Kirillov A.I. – OJSC "VolgaTelecom" Management board member – were early terminated).

April 3 – the decision was adopted to place OJSC "VolgaTelecom" inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage to the number of 3 000 000 (Three million) bonds with the face value of 1 000 (One thousand) rubles each, and the total par value of 3 000 000 000 (Three billion) rubles.

April 21 – the decision was adopted to bring OJSC "VolgaTelecom" equity share in CJSC "Nizhegorodteleservice" up to 80%.

April 28 – the following documents were approved: the Company's adjusted budget (business-plan) for 2006; OJSC "VolgaTelecom" investment priorities for 2007; Decision on securities issue along with the supplement (specimen of the Certificate of OJSC "VolgaTelecom" inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage) and the securities Offering memorandum of OJSC "VolgaTelecom" inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage to the number of 3 000 000 (Three million) bonds with the face value of 1 000 (One thousand) rubles each.

May 11 – the Provision on OJSC "VolgaTelecom" Corporate secretary and its back office (redrafted) was approved.

May 19 – the Provision on OJSC "VolgaTelecom" Department of internal audit (redrafted) and the Provision on OJSC "VolgaTelecom" integrated checkouts were approved.

May 31 – the decision was adopted to bring OJSC "VolgaTelecom" equity share in CJSC "Transsvyaz" up to 100%.

June 15 – the Concept of OJSC "VolgaTelecom" budgeting system (redrafted) was approved.

June 20 – the decisions were adopted to bring OJSC "VolgaTelecom" equity share in CJSC "Saratov-Mobile" and CJSC "Chuvashiya Mobile" up to 100%.

June 26 – the decision was adopted to bring OJSC "VolgaTelecom" equity share in CJSC "Penza Mobile" up to 100%.

July 31 – for the term of its powers the Company's Board of directors established the following Committees with the Company's Board of directors:

- The BoD's Committee for staff and remuneration;
- The BoD's Committee on corporate governance;
- The BoD's Committee for strategic development;
- The BoD's Committee for audit.

The Company's Management board with a new structure was formed.

OJSC "VolgaTelecom" Information concept for 2006-2008 and the Company's Information Regulation were approved.

August 31 – the following documents were approved: terms and conditions of audit services contract concluded by and between OJSC "VolgaTelecom" and LLC "Ernst & Young"; the effective date of OJSC "VolgaTelecom" inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage.

September 20 – the Company's financial strategy, financial budget for 2007 and financial budget for 2007-2009 were approved.
Changes and amendments were introduced to OJSC "VolgaTelecom" Corporate Governance Code.

October 3 – the following documents were approved: the Company's adjusted budget for 2006; forecast of the Company's budget for 2007-2009; Report on the results of issue of OJSC "VolgaTelecom" inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage.

October 16 – the candidature of Mrs. Zuikina T.V. was agreed upon for the office of the director of the department of internal audit of OJSC "VolgaTelecom".

December 22 – the Company's budget for 2007 was approved; OJSC "VolgaTelecom" Management board structure was changed (the authorities of Mrs. Kormilitsyna L.A. and Mrs. Ganeeva A.A. were early terminated; numerical strength of the Management board was changed (9 persons); Mr. Ulyanov Vladimir Vasilievich was appointed a member of OJSC "VolgaTelecom" Management board).

Enhancement of efficiency and quality of the Board of directors' operation was promoted by the established Committees with the Board of directors; these Committees by way of preliminary examination of some of the issues, related to the competence of the Board of directors, prepared recommendations on making decision on the issues relating to their competence.

The Committee for staff and remuneration with the Company's Board of directors and the Committee for audit with the Company's Board of directors are headed by independent directors of the Company's Board of directors.

In 2006 the **Committee for audit** held 14 sessions.
The materials presented for discussion in accordance with approved functions of the committee included the issues of interaction with bodies performing external and internal control and also the issues of the Company's financial statements; the committee's members considered and discussed with auditors (with involvement of structural subdivision of bookkeeping, the subdivision performing the functions of internal control, the Company's management) the results of audit, and also information and data contained in the audit prior to their presentation for the Board of directors consideration. The committee for audit effected control over the performance of the auditor's recommendations by the Company's management and estimated the audit opinion on the Company's accounting statement for 2005 in order to present it to the Company's shareholders at the annual general meeting.

During the reporting period the **Committee for staff and remuneration** held 15 sessions and considered the following issues:

- Regular appraisal of General Director's activity, of the members of the Management board;

- Preliminary approval of candidates for the post of managers of branches and representation offices and dismissal of the managers of the specified structural subdivisions from office;
- Forming the proposals on the structure of the Management board, determination of term of its powers and also on early termination of powers of Management board members;
- Consideration of terms and conditions of contracts (additional agreements) with managers of branches, etc.

In 2006 the **Committee on corporate governance** held 16 sessions. The following issues were considered:

- The issues related to convening, preparation and holding of annual general meeting of the Company's shareholders;
- Proposals on introducing changes and amendments to the Charter and other internal documents of the Company subject to approval by general meeting of shareholders and the Board of directors of the Company;
- The issues of implementing corporate transformations in the Company;
- Determination of basic principles of building the Company's corporate structure.

The Committee for strategic development held 9 sessions and elaborated proposals and recommendations:

- On priority trends of the Company's activity, including on the budgets of various levels, on perspective plans, strategies and programs of the Company's development;
- On improving the system of budgeting, the process of investment planning, monitoring and analysis in the Company;
- On the policy of assets and liquidity management;
- On the strategy of capitalization increase;
- On the Company's dividend policy;
- On determining the procedure of the Company's interaction with entities where the Company has equity stake.

II. MAJOR CORPORATE EVENTS IN 2006

2.1. About holding general meetings of shareholders (annual and extraordinary).

On June 26, 2006 annual general meeting of shareholders of OJSC "VolgaTelecom" in the form of shareholders joint attendance was held.

The agenda of the general meeting of shareholders:

1. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the reporting (2005) fiscal year.
2. On payment of dividends for 2005, the size, time and form of their payment on the shares of each category.
3. Introduction of changes and addenda to the Company's Charter.
4. Introduction of changes and addenda to the Provision on the Company's Board of directors.
5. Introduction of changes and addenda to the Provision on the procedure of holding a general meeting of stockholders of the Company.
6. Introduction of changes and addenda to the Provision on the Company's Auditing committee.
7. Election of the members of the Company's Board of directors.
8. Election of the members of the Company's Auditing committee.
9. Approval of the Company's auditor for 2006.

10. Determination of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors.

11. On termination of the Company's participation in Chamber of Commerce and Industry of the Republic of Mariy El by leaving its membership.

12. On termination of the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership.

2.2. About participation in road-shows, large exhibitions and conferences.

Road-show:

In November 10-15 in London and in Stockholm the Company participated in the road-show, in the course of which there were 22 meetings with representatives of banks and investment companies. The road-show's topic: OJSC "VolgaTelecom": bottom line and development prospects.

Conferences, exhibitions and contests:

In 2006 OJSC "VolgaTelecom" took part in a number of large conferences, subject exhibitions and contests.

February.

OJSC "VolgaTelecom" participated in the exhibition of IT of Nizhny Novgorod oblast; the exhibition was occasional to holding of visiting session of the presidium of RF State council on the problems of information and communication technologies development, this session was held in Nizhny Novgorod.

The President of the Russian Federation using videoconferencing equipment installed at "VolgaTelecom" exhibition stand was able to communicate with the students of four rural schools of Nizhny Novgorod oblast.

OJSC "VolgaTelecom" Internet-site (www.vt.ru) was recognized as the best site at regional contest of corporate editions and sites "Tambour – Povolzhie-2006". The Company's corporate newspaper "VolgaTelecom is on line" was rated the third for "efficient editorial climate and content".

April.

The Company's management participated in conference "Communication and investments in Russia" and made the presentation of the Company's activity and the prospects of its development.

OJSC "VolgaTelecom" Ulyanovsk branch took part in specialized exhibition "E-COMMUNICATIONS" which brought together IT market leaders of Ulyanovsk oblast and of neighboring regions.

"VolgaTelecom" Kirov branch participated in the III-rd interregional exhibition "Informresource 2007", the visitor were able to see the entire range of new services provided by the Company. By the end of the exhibition OJSC "VolgaTelecom" was awarded the diploma "For the best information system of real business support".

May.

OJSC "VolgaTelecom" branch in Udmurtiya Republic took part in exhibition "City of the XXI-st century" in Izhevsk Expocenter and presented the latest telecommunication technologies.

OJSC "VolgaTelecom" Ulyanovsk branch participated in the First economic forum "Modern trends of regional economics development" organized by the government of Ulyanovsk oblast.

June.

OJSC "VolgaTelecom" was a nominee of National Award "Taxpayer of the year" instituted by Mega-Regional Organization of Entrepreneurs with the support of Accounting Chamber of the Russian Federation, faction "United Russia" of State Duma of the Russian Federation and the Committee for budget and taxes of State Duma of the Russian Federation.

OJSC "VolgaTelecom" Saratov branch took part in the 7-th specialized exhibition "Citystoiexpo.2006" organized by Exhibition Center "Sofit-Expo". 153 companies from 12 regions of Russia participated in the exhibition.

July.

OJSC "VolgaTelecom" Orenburg branch was the winner of the sixth annual contest "Leader in economics – 2006" held by the Government and Legislative assembly of Orenburg oblast. The prize was awarded in nomination "Organization of high social efficiency".

OJSC "VolgaTelecom" was a prize winner of International project "Transparency Award", this project is a joint initiative of Russian-Swiss business club (Switzerland), High institute of business and management INSAM (Switzerland) and is realized with the support of audit company "PricewaterhouseCoopers", Center of anticorruption investigations and initiatives "Transparency International", and International public organization "Association of accounting officers and auditors "Commonwealth".

September.

"VolgaTelecom" Nizhny Novgorod branch took part in the 11-th International industrial-economic forum "Russia Unified".

OJSC "VolgaTelecom" branch in Udmurtiya Republic in Administration of Izhevsk city made the presentation of modern communication services provided by the Company within the framework of "E-Izhevsk" program aimed to implementation of new telecommunication technologies in different industries of municipal services.

OJSC "VolgaTelecom" Ulyanovsk branch held regional conference "Internet and business".

October.

OJSC "VolgaTelecom" took part in International exhibition "InfoCom-2006" held under the auspices of Ministry of IT and communication of the Russian Federation. The major topic of the exhibition – utilization of modern info-communication technologies in social sphere. The exhibition was to demonstrate the innovations and achievements of telecom industry and info-communication technologies in such areas as healthcare, education, info-communication technologies in government and business management. OJSC "VolgaTelecom" presented its exhibit at the stand in Samara city.

OJSC "VolgaTelecom" Penza branch participated in the IV-th Mega-Regional specialized exhibition-fair "E-Penza".

November.

OJSC "VolgaTelecom" Samara branch was a winner of regional contest of PR projects "Bolshoi krug-2006" in nomination "The best PR project for commercial sector". The judges of the contest highly appraised "VolgaTelecom" activity and of its Samara branch for positioning OJSC "VolgaTelecom" as high-tech multi-service communication operator within the framework of exhibition-fair "InfoCom-2006".

OJSC "VolgaTelecom" Ulyanovsk branch won the 1-st place in show-contest of the best organization of safety arrangements and precautions work among the enterprises of Ulyanovsk oblast. The show-contest was held within the framework of the oblast's program of improving labor conditions and safety arrangements and precautions.

December.

OJSC "VolgaTelecom" Saratov branch was a winner of annual oblast's contest of the best organization of personnel development; the contest was held by the Ministry of healthcare and social assistance of Saratov oblast.

OJSC "VolgaTelecom" Samara branch was a winner of the V-th annual contest "The Company of the year: the salt of the earth and the best enterprises of Samara oblast" among communication industry enterprises in nomination "For high cost effectiveness".

OJSC "VolgaTelecom" branch in Mordoviya Republic was a winner of All-Russia contest "100 best products of Russia".

At year 2006 end.

Participation in All-Russia contest "The best Russian personnel service – 2006". OJSC "VolgaTelecom" was awarded the diploma of honor of the contest's winner.

Participation in All-Russia contest "Russian company of high social efficiency"; the contest was held according to the Russian Federation Government regulation under the auspices of ministries and authorities and with the participation of all-Russian associations of employers and trade unions. OJSC "VolgaTelecom" was awarded the prize for winning in nomination "Staff qualification, system of staff training and retraining".

OJSC "VolgaTelecom" was a winner of contest "The best Russian bookkeeping service-2006".

2.3. About top management meetings with Wall Street.

During 2006 the Company held 7 meetings with Russian and foreign analysts, representatives of foreign and Russian investment companies and banks. The meetings were held both in the Company's headquarters in Nizhny Novgorod and in Moscow.

2.4. About investor relations.

During 2006 the Company continuously worked with its investors: timely replies to requests, consultations as regards the work with the Company's registrar, with transfer-agents, provision of information and reporting about the results of the Company's activity, provision of copies of constituent documents and other internal documents of the Company, timely posting of information at the Company's web-site in Internet in section "For Investors and shareholders", preparation and provision of presentation materials at the meetings with analysts and CEOs of investment companies and funds, and other activities. The Company provides transfer-agents servicing of its shareholders in its three branches: Ulyanovsk branch,

Orenburg branch and the branch in Udmurtiya Republic. At the Company's site there are the sections: "FAQ" where any interested party may ask a question about OJSC "VolgaTelecom" activity and the answer to it will be provided in time, and "Shareholder's center" which is to make easier the process of the shareholders' interaction with the registrar, the information what a shareholder should know, and document forms for shareholders interaction with the Company's registrar is posted in this section.

2.5. About assignment (revision) of credit rating and of corporate governance rating.

On July 20, 2006 "Expert RA" rating agency within the framework of National corporate governance rating "RID – Expert RA" raised the Company's rating from "B++" to "A" level.

On August 2, 2006 "Standard & Poor's" raised "VolgaTelecom" corporate governance rating from CGR-4+ to CGR-5 by International scale and from CGR-4,8 to CGR-5,1 by Russian scale.

On September 27, 2006 "Standard & Poor's" raised "VolgaTelecom" credit rating by International scale in national currency from "B+", outlook -- "Stable" to "BB-", outlook – "Stable". At the same time the Company's and its inconvertible interest bearing certified bearer bonds of BT-2, BT-3 and BT-4 series with obligatory central storage credit rating by Russian scale was raised from "ru A+" to "ru AA-".

2.6. About placement of bonded loans.

In June 2006 OJSC "VolgaTelecom" inconvertible interest bearing certified bearer bonds of BT-2 and BT-3 series with obligatory central storage were included into Quotation list "A" of the first level of CJSC "SE MICEX".

In 2006 the Company floated one bonded loan.

On September 12, 2006 OJSC "VolgaTelecom" inconvertible, interest bearing, certified, bearer bonds of BT-4 series with obligatory central storage were floated at CJSC "Stock Exchange MICEX". The maturity of bonds is 7 years, with 3-years offer. The total make of BT-4 series bonds was 3 billion rubles. The quantity of issued bonds was 3 000 000 pieces of the face value of 1 000 rubles of each bond. Based on the results of competitive tendering to determine the interest rate of the first coupon of BT-4 series bonded loan the rate of the first coupon was set to be equal to 7,99% per year. Efficient yield to offer – 7,95 p.p.a.

The issue's arranger: LLC "Duetsche Bank".

Co-arrangers: OJSC "Svyaz-Bank", JSCB "Promsvyazbank" (CJSC).

Co-underwriters: CJSC "ABSOLUTBANK", LLC CB "AGROPROMCREDIT", JSCB "SOUYZ" (OJSC), OJSC "Investment Bank "TRUST", JSB "Gazprombank" (CJSC), OJSC JSCB "EVROFINANS MOSNARBANK", CJSC IC "Solid", OJSC "MDM-Bank", LLC FC "Megatransoil", CJSC "MMB", "NOMOS-BANK" (CJSC), CB "Renaissance Capital" (LLC), CJSC IC "Troika-Dialog".

The basic objective of the bonds issue is restructuring of the credit portfolio and financing of the investment program. The funds raised by the loan will be allocated for optimization of debt obligations structure for account of duration increase and decrease of debt servicing cost. In addition, the Company is planning to continue the development of its cellular business and to realize a number of projects of IT-systems creation aimed to enhance the efficiency of business.

BT-4 series bonds were included into the list of non-listed stock at CJSC "Stock Exchange MICEX". The bonds trading volume in 2006 amounted to 249 136 thousand rubles.

2.7. Information about the activities to keep the Company's securities in quotation lists.

During the reporting period the Company fulfilled the requirements of Russian legislation and stock exchanges as regards the keeping of the Company's securities in quotation lists of Russian trade institutors at securities market: Non-Commercial Partnership "Stock Exchange RTS", OJSC "Stock Exchange RTS" and CJSC "Stock Exchange MICEX".

2.8. Information about realization of IR measures and development of equity secondary market (description of major measures).

During the reporting period OJSC "VolgaTelecom" carried out goal-oriented activity aimed at improving informational and investment transparency of the Company in order to increase the market price of its shares and to promote the Company at capital markets by way of IR methodical efforts with investment community.

The basis of this work was the measures provided in the Concept of OJSC "VolgaTelecom" capitalization rise for 2005 – 2007 approved by the Company's Board of directors in 2005.

Within the framework of pursuing the policy of information transparency the Company informed, via distribution of press-releases, face-to-face meetings and conference calls with representatives of investment community, the target interested groups about the Company's activity, results of its development, plans and perspectives.

During the reporting period the Company fulfilled all the requirements of Russian legislation as regards the disclosure of information at securities market.

As a result of performed work the information about the Company regularly came out in analytical reviews of investment companies dedicated not only to telecommunication sector, but to Russia upon the whole, it was published in national and local mass media, it was permanently present at the news wires of national and regional information agencies.

Alongside with carrying-out of all the requirements of Russian legislation as regards holding of annual general meeting of shareholders the Company carried out a number of measures within the framework of supporting the effective level 1 ADR program (hereinafter ADR program): timely informing the depositary bank about the meeting's holding, providing the materials designed for familiarization of shareholders-participants of the meeting in English, adjustment of ballots for voting by ADR owners (proxy-cards).

Also in the second half year of 2006 the Company in order to support ADR program realized the project of preparation of Memorandum of keeping in force the Exemption according to Rule 12g3-2 (b) from requirements of the Act about securities and stock exchanges of 1934 on registration and reporting; within this project the package of required documents was prepared and sent to USA SEC. In addition, during the reporting period the Company distributed the documents and materials about its activity in English among the Company's ADR holders via JPMorgan bank, and updated the information at English version of the Company's web-site.

For year 2006 the Company's market capitalization grew by 40% and by the year end it amounted to US$1,8 billion.

Chart 1.

Changes in OJSC "VolgaTelecom" capitalization



US$ million
1 850
1 750
1 650
1 550
1 450
1 350
1 250
1 150
1 050
950
1 301
1 389
1 347
1 075
970
1 245
1 203
1 820
1 414
January-06
February-06
March-06
April-06
May-06
June-06
July-06
August-06
September-06
October-06
November-06
December-06

2.9. About realization of measures to improve corporate governance.

In 2006 the Company teleologically carried out the measures related to further improvement of corporate governance quality and advancing it to the best national and world practices.

Pursuant to implementing order of the Company's General Director № 53 of April 5, 2006 "On carrying out the measures for improving the system of corporate governance in the Company" the following measures were carried out:

- with a view to ensure the efficiency of contractual campaign in 2006 and to realize the procedures of procurement of goods, works and services the General Director's order of February 15 approved Provisional procedures of organization of regulated competitive procurements by OJSC "VolgaTelecom";

- changes and amendments to OJSC "VolgaTelecom" Corporate Governance Code were worked out and approved by the Company's Board of directors on September 20, 2006; these changes and amendments comprise additional section "Corporate ethics" stating the principles according to which the Company carries out its activity and allowing for establishing in the Company the elements of corporate culture and ideology having beneficial effect on the Company's image among the counterparties;

- "Provision on settlement of corporate conflicts in OJSC "VolgaTelecom" was worked out and agreed upon with the BoD's Committee on corporate governance;

- new structure of section "For investors and stockholders" of the Company's web-site in the Internet was worked out;

- the information describing the effective system and processes of adopting the decisions about the remuneration of the BoD's members, the members of the Management board, of the Auditing committee and the Company's General Director was prepared and posted at the Company' s web-site;

- the information about large transactions and related-party transactions made in 2003-2006 was prepared and posted at the Company's web-site; this information is permanently updated.

In the reporting year with a view to improve the internal structure of management organization and pursuant to General Director's Order № 327 of July 05, 2006 the quality management system (QMS) was implemented in the Company. All mandatory documented procedures in accordance with GOST R ISO 9001-2001 "Quality management system. Requirements." and the standards for QMS processes were worked out and the following documents were approved by the Company's General Director:

- OJSC "VolgaTelecom" policy and objectives in the area of quality. The Company's strategic objective in the quality area is the satisfaction of users needs in telecommunication services in accordance with their expectations as the basic factor ensuring steady growth of the Company's revenues. The improvement of users' satisfaction with the quality of services at the expense of efficient application of quality management system. Involvement of the Company's employees into the process of quality management at the expense of personnel motivation system development. Establishment of mutually beneficial relations with business partners.
- Matrix of responsibility of officials in the course of QMS operation.

In October 2006 Certification Center of Quality Systems "Interecoms" (Moscow) conducted certification audit of OJSC "VolgaTelecom" quality management system. The outcome of the audit was the Company's receipt of the certificate of compliance for quality management system.

In October 2006 the Company completed "Corporate portal" project. Intranet-portal was created in the Internet; it is internal corporate information system based on Internet technologies. The major objective of the project is to create a reliable source of internal corporate information, corporate information structuring and to organize prompt access to the information inside the Company. The Intranet-portal enables every Company's employee to an active participant of intracorporate events.

In 2006 the Company worked hard to reduce the time of the Company's IFRS 2005 statement preparation. And for the first time the Company published this statement prior to holding the annual general meeting of shareholders. On June 20, 2006 the Company's top-management held Internet on-line conference "VolgaTelecom IFRS 2005 bottom line". This event was appreciated by "Standard & Poor's" when revising the Company's CGR.

In 2006 OJSC "VolgaTelecom" corporate governance ratings were revised:

- Russian rating agency "Expert RA" raised national corporate governance rating from "B++" to "A";
- International rating agency "Standard & Poor's" raised CGR from "4+" to "5" by international scale and from "4,8" to "5,1" by Russian scale.

Evaluation of information transparency.

In 2006 "Standard & Poor's" raised OJSC "VolgaTelecom" transparency index. The Company advanced 5 positions in the rating, being the sixth (74% vs. 54% in 2005).

At the contest of "Annual statements" in 2006 held by Stock Exchange "Russian Trading System" jointly with rating agency "Expert RA" the web-site of OJSC "VolgaTelecom" was a winner in "Corporate site" nomination.

At the IX-th annual federal contest of annual statements and sites 2006 held by Stock Exchange MICEX and "Securities market" magazine the Company was awarded the diploma of the third degree "For the best level of disclosing information for investors at the issuer's site".

2.10. About adopting the provisions in information policy area.

The Company's information policy is built on the principles of information transparency, reliability and regularity. The information is distributed in accordance with Russian active legislation, Provision on information policy and Corporate Governance Code of the Company. These Company's documents are posted at corporate site at: *http://www.vt.ru/?id=3547*. In 2006 with a view to form a positive information medium, to create favorable conditions for the Company's operation and to realize strategic goals and tasks declared by OJSC "VolgaTelecom", the Board of directors approved the Company's Information concept for 2006-2008 and Information Regulation.

III. THE VOLGA FEDERAL DISTRICT. THE REGION'S MACROECOMONICS. DEVELOPMENT TRENDS.

OJSC "VolgaTelecom" basic licensed territory for providing communication services is the Volga Federal district (hereinafter - VFD or District). The Volga Federal district comprises 14 subjects of the Russian Federation*, including:

- ✓ 6 republics: Bashkortostan, Mariy El, Mordoviya, Tatarstan, Udmurtiya, and Chuvashiya,
- ✓ 7 oblasts: Kirov, Nizhny Novgorod, Orenburg, Penza, Samara, Saratov, and Ulyanovsk, and Perm area (the region comprises Perm oblast and Komi-Permyak Autonomous Area).
- ✓ Perm area (the region comprises Perm oblast and Komi-Permyak Autonomous Area).

VFD territory is 1 038 thousand km^2, which is equal to 7,27% of the Russian Federation territory. 32 019 thousand people are living here - 22,1% of the total population of Russia. This is the second outman (after Central Federal district) and the most multi-national federal district (about 140 various nations, nationalities and ethnic groups are living here).

The majority of VDF population lives in towns and cities - 70,8 %, which is higher than All-Russia's figure. In the Company's cover area there are two cities with population over 1 million people: Nizhny Novgorod and Samara.

Year 2006 was noted by the growth of industrial production and the improvement of social situation in VFD. So, with the average growth of consumer cost by 8% the real income of VFD population grew by 18%, and the salary - by 26%. In 2006 the average wage in VFD was 8 600 rubles. During the reporting period the growth of the production sector in VFD was 6%, and direct investments in fixed-capital assets grew by 12% which is higher than in Russia upon the whole.

Such industries as machine manufacturing and fuel and energy complex are the leaders in the structure of production sector. Agricultural sector, chemical industry and light industry make a substantial input into the volume of industrial production of the Volga Federal district. Electric-power supply industry is an important industry of market specialization of the Volga Federal district. Large hydroelectric power stations on the Volga and Kama rivers are located in the district; nuclear power is represented by Balakovo's A-plant – the largest in the region.

Large investment projects (e.g. construction of the plant for the production of blood components in Kirov oblast) are successfully realized in VFD, and also national priority projects: "Education", "Healthcare", "Housing" and "Agro-industrial complex development".

* *OJSC "VolgaTelecom" does not provide its services in the Republics of Bashkortostan and Tatarstan, ans also in Perm Area.*

IV. RUSSIA'S TELECOMMUNICATIONS INDUSTRY TRENDS. THE COMPANY'S POSITION IN THE INDUSTRY.

Russia's telecommunications industry development.

In 2006 the development of RF telecommunication market was considerably affected by the industry regulator. The following changes were introduced into legislation:

- ✓ New statutory regulations governing telecommunication industry introduced changes into the principles of providing long-distance communication services to the end-users and also into the principles of interaction of operators when rendering these services; these regulations became effective since January 1, 2006;
- ✓ Amendments to clause 54 of Federal law "On communication" abolishing payment for incoming calls to any phone – "Calling Party Pays" principle – became effective since July 1, 2006;
- ✓ Limit prices for connection and traffic transit services, including for the service of local call initiation for operators occupying essential position in PSTN (Rossvyaznadzor's order № 51 of 19.06.2006) became effective since July 1, 2006;
- ✓ Three tariff plans for local calls services were introduced (Rule № 637 of 24.10.2005 became effective since 09.11.2005).

According to the data of Ministry of IT and communication for 9 months of 2006 Russia's telecommunication market grew by 123,7% vs. similar period of 2005 and amounted to 592,6 billion rubles. The growth was in all sectors of telecommunication industry. However, the highest growth was with cellular operators: for 9 months of 2006 the market volume amounted to 273,3 billion rubles, which is 1,33 as much as for 9 months of 2005. Recording communication market, including Internet access services, for 9 months of 2006 amounted to 44,7 billion rubles (growth rate - 124,9% vs. similar period of 2005).

The growth of investments into Russian long-distance communication industry for 9 months of 2006 was 205% and amounted to US$3,9 billion.

VFD telecommunication market development.

The market of telecommunication services in VFD is developing at high rates and outstrips GDP growth in the Russian Federation.

According to initial estimations, in 2006 the actual volume of telecommunication services in the regions where "VolgaTelecom" is operating amounted to about 57,0 billion rubles.

The following trends have the effect on the development of the region's telecommunication market:

- ➢ Local communication market:
  - ✓ Deterioration in demand for the service among new customers (actual saturation of market) – market stagnation;
  - ✓ Raising of tariff rates – major factor of market growth which is directly dependent upon the regulator's actions;
  - ✓ Improvement of competition with alternative operators in the segment of legal entities and in the segment of new buildings (dwelling-houses and office centers) in large cities;
  - ✓ Traffic replacement by mobile communication. Improvement of competition with mobile communication operators resulting in the churn of existing customers;
  - ✓ Refusal of corporate PBX owners to conduct non-core business, to keep and maintain the exchanges, or they are taken-over by larger market players.
- ➢ Long-distance communication market (DLD/ILD, zonal communication):

- ✓ Shaping of competition at the market;
- ✓ Increase in mobile replacement;
- ✓ Market stagnation resulted form a fall in prices (the prices for DLD/ILD and mobile communication are coming closer to each other; VoIP development).

➢ Mobile communication market:
- ✓ Deterioration in demand for the service (actual saturation of market) – market stagnation;
- ✓ Tariff rates reduction – the tariff rates for mobile and fixed-line communication, mobile and DLD/ILD communication are coming closer to each other;
- ✓ Service growth point – increase in monthly ARPU.

➢ Internet wideband access market:
- ✓ Active growth of demand in the service, particularly in "home" market segment;
- ✓ Concentration of market in large cities and towns;
- ✓ Churn of dial-up access users towards leased channels;
- ✓ Reduction in cost of service access and traffic cost;
- ✓ Competition toughening (including the emergence of new competitors) at the market between the players and wire technologies of wideband access (ADSL, Ethernet, cable Internet access);
- ✓ Emergence and development of wireless technologies of Internet access;
- ✓ Development of quality local content generating traffic.

➢ Market of Internet dial-up access:
- ✓ Saturation of dial-up access market on solvent demand;
- ✓ Stabilization of tariff rates at minimum competitive level;
- ✓ Churn of dial-up access users towards leased channels.

➢ Wholesale market (connection and traffic transit services, channel lease, and data transfer services):
- ✓ Market growth rates are defined by the change of retail demand, behavior of competitors and the regulator and are growing in physical terms;
- ✓ Growth of services revenues, despite the reduction in prices for channel lease and for wholesale data transfer.

The Company's position in the industry.

OJSC "VolgaTelecom" is one of the major players of telecommunication market of the Volga Federal district.

OJSC "VolgaTelecom" branches are located in 11 regions of the district - in Republics of: Mariy El, Mordoviya, Udmurtiya, and Chuvashiya and also in Kirov, Nizhny Novgorod, Orenburg, Penza, Saratov, Samara and Ulyanovsk oblasts.

Chart 2.

"VolgaTelecom" revenues from communication services, connection and traffic transit in 2006.


Rural communication
8,0%
DLD & ILD (zonal)
17,0%
Urban communication
42,0%
Connection and trafic transit services
17,0%
Mobile communication
2,0%
Recording communication (Internet inclusive)
11,0%
Wire broadcasting
2,0%
Radio communication, radio broadcasting, TV and satellite communication
0,9%
Payphones
0,1%

In 2006 the revenues from providing the services with application of new technologies made up 10,6% (in 2005 - 7,3%) of the total amount of communication services revenues for 2006. The growth rate was 143,5%.

According to preliminary data OJSC "VolgaTelecom" share as of January 1, 2007 is 36,0% of all revenues of telecommunication sector.

The Company's market positions at the market of telecommunication services in 2006 are provided below:

Table 1.

Services	Market share by 2006 end, %*
Local communication	88,5%
Zonal communication	96,3%
Internet services via dedicated channel	68,4%
Internet services via dial-up channel	73,7%
TV services	22,6%

** Market shares were calculated with due account for:*

- Preliminary estimate of volumes of telecommunication market segments;

- Correction of indexes for Internet services market with due account for the development of connection technology via home networks which are characterized by high fragmentation.

V. THE COMPANY'S BUSINESS PRIORITIES.

5.1. Building and modernization of DWDM-based backbone and intrazonal transport networks and building of MPLS and RPR-based data transfer networks.

The major priority trends of the Company's business are:

- Building and modernization of DWDM-based intrazonal transport networks.
- Building of MPLS and RPR-based data transfer networks.
- Further construction of intrazonal fiber-optic links with ring networks allowing for maximum protection of the networks from communication interruption.

- Building of new and expansion of existing networks of on-air digital broadcasting of DVB-T standard.
- Improvement in quality of communication.
- Carrying out the measures to prepare PSTN for introduction of Russian system and plan of numbering in accordance with order of Ministry of IT and communication № 142 of 17.11.2006.

5.2. NGN development, development of mobile networks and the networks of wire and wideband wireless access. Expansion of the range of provided services on the basis of intelligent networks, new content and services provided within Triple play concept, inclusive of IP-TV.

The major priority trend of the Company's activity is NGN development. NGN comprises the convergence of PSTN, mobile communication, the networks of wire and wireless wideband access. This technology enables to expand the range of provided services on the basis of intelligent networks, new content and services provided within the concept of Triple Play, inclusive of IP-TV.

Takeover of all cellular subsidiaries to CJSC "NSS" will allow for establishing a single GSM operator in the Volga region. Further expansion of cellular communication network on the licensed territory will allow for developing CRM strategies, new value-added services (GPRS, EDGE, WiFi, development of exclusive content), and also optimizing the expenditures of subsidiaries and rising their profitability.

5.3. Introduction and modernization of IT solutions, including realization of centralized IT programs.

Major activities in IT area are aimed to automation of technological and managerial processes of the enterprise, to centralization of information resources in order to enhance the transparency of the Company's governance, to unification of business processes, to reduction of expenditures for the development and operation of information systems and to optimization of information flows. Within the framework of these activities OJSC "VolgaTelecom" is implementing uniform management system based on ORACLE E-BUSINESS SUITE software (ERP program) and common billing system of "Amdocs" company (Billing Transformation Program). Introduction of these systems is the next stage of the Company's corporate restructuring aimed at optimization of business processes through creation of single information resource.

VI. THE COMPANY'S EXPECTED FUTURE DEVELOPMENT.

The basic trends and priorities of OJSC "VolgaTelecom" development for 2007 are defined in medium-term programs of the Company's development.

Basic trends and priorities of the development in the area of communication services and customer segments.

Based on the results of market situation analysis the Company defines for itself the following markets as the target ones:

- ✓ Internet and data transfer market as the most rapid-growing segment of communication market;
- ✓ Traditional telephony market which is the largest source of the Company's revenues;
- ✓ Mobile communication market.

Thereby, the Company assumes to keep the leading positions in all key segments (residential sector and enterprises) diversifying marketing strategy depending on the segments needs.

In accordance with it the Company defines the following strategic priorities:

- ✓ Maximization of revenues from traditional telephony services;
- ✓ Faster growth of wideband access;
- ✓ Yield increase and consolidation of market positions in the segment of legal entities;
- ✓ Consolidation of cellular assets;
- ✓ Cost reduction initiatives:
    - Sales channels reforming;
    - Procurement process optimization;
    - Reduction of operated own premises;
    - Reduction of administrative (overhead) costs;
    - Reduction of costs for the network maintenance and operation.

Basic trends of technical policy.

The basic objectives of technical policy in 2007 will be:

- ✓ PSTN development chiefly applying the equipment with NGN elements. Updating telephone networks in county towns applying switching systems comprising the equipment of subscriber's wideband access.
- ✓ Preparation of PSTN for introduction of Russian system and plan of numbering in accordance with order of Ministry of IT and communication № 142 of 17.11.2006 (I stage).
- ✓ Continue work to equip PSTN with the facilities of time charging for local calls.
- ✓ Replacement of more than 90 hops of outdated microwave radios of "Radan" and "Malyutka" type with "BIST-13" and "Strela-450" equipment.
- ✓ Removing from service of 62 analog transmission systems of intrazonal links of the length of 2 566,5 km of the total capacity of 4 302 channels.

In 2007-2009 it is scheduled to increase the capacity of intrazonal communication network by 7 970 thousand channel-km.

It is assumed that gain in the extension of intrazonal primary network will be 4 804,4 km, including due to the construction of fiber-optic links – 4 328,9 km.

Basic trends of IT development.

To achieve the set strategic goals the commercial and technical blocks should be supported by information systems. The activities of IT block in 2007 and in the next 2-3 years should be aimed to perform the following tasks:

- ✓ Creation and implementation of uniform system of the enterprise management; the system integrates the management of finances, personnel, procurement and sales. (Further implementation of ORACLE E-BUSINESS SUITE enterprise management system and the system of electronic flow of documents "Documentum");
- ✓ Creation and implementation of uniform system of subscribers' service (Implementation of "AMDOCS" billing system, the customer relationship management system "CRM system", the system of mutual settlements with connected operators);
- ✓ Automation of the enterprise's technological processes (Implementation and integration of the systems of acquisition and processing of detailed information

about provided services from telecom equipment (preliminary billing systems), network management and monitoring system, telecom equipment management system for activation and upgrading of services, the system of customer technical support).

These measures will allow for improving the transparency of information flows, to improve the Company's manageability, labor efficiency and to reduce the costs of business processes execution, and the costs for the development, modernization and operation of information systems.

Basic trends of investment policy.

To achieve the set tasks the Company is planning to allocate 17 billion rubles to investment program to year 2009. In many ways the volume of investment plan to year 2009 is defined by the projects which the Company started to realize in 2006, and also in accordance with developed Strategic plan of OJSC "VolgaTelecom" development for 2007-2011.

The volume of investments allocated by the Company to realize the development program of year 2007 will amount to 7,9 billion rubles, including:

- ✓ 2,23 billion rubles will be invested by the Company into the development of universal communication services, and namely the construction of communication links to provide universal communication services by means of payphones. More than 16 000 payphones are scheduled for installation and connection in the entire Company;
- ✓ 0,49 billion rubles will be allocated for realization of national project of providing Internet access to educational institutions. This project is referred to social projects;
- ✓ 0,5 billion rubles are scheduled to continue the creation of technical architecture for billing transformation system, CRM, and ERP system. The Company will continue to create centralized technical architecture for the deployment of global programs aimed to creation of uniform management system, centralized billing and subscribers' servicing system. All in all in 2007-2009 1,1 billion rubles are scheduled to invest into this area;
- ✓ 0,6 billion rubles will be invested into the second stage of NGN-based communication network construction in five branches of the Company: Kirov, Samara, Penza, Udmurtiya and Chuvash Republics. The completion of this project is scheduled in 2009. Due to realization of universal service project the greater part of investments in NGN project was transferred to 2008. In 2007-2009 NGN investments in five branches will amount to 1,9 billion rubles;
- ✓ 1,65 billion rubles will be allocated for Internet wideband access services development. The investments into this market sector are most feasible, as they have the largest return and fast cost recovery. Cost recovery of these investments is estimated to be 2,5 - 3 years, herewith the approximate period of the equipment service is 5 years, and obsolescence of technology is 4 years. Subject to network's modernization and diversion of small investments to fixed line communication network, in the longer term it is possible to orient to high technologies services market with permanent infusion of money into this market segment at the cost of derived revenues. In the longer term this will allow for putting emphasis on dynamical markets and for providing services of small life cycle (less than 5 years) with maximum cost effectiveness for the Company in order not to loose the most attractive market segments of subscribers who are ready to pay good money for high technology services. To achieve this in the next three years it is scheduled to invest

more than 5 billion rubles into the development of wideband access services. By 2009 end the Company forecast to render Internet wideband access services to 1 million subscribers;

- ✓ In 2007 1,3 billion rubles will be allocated by the Company to modernize data transfer links and the infrastructure objects. The investments into infrastructure, the replacement of analog transmission systems with digital ones will encourage the development of services with high added value.

Besides, in accordance with adopted regulatory documents additional cost loading is forecasted which is connected with compulsory fulfillment of license and other requirements. Basic technical measures aimed to ensure the above requirements are:

- ✓ Modification of communication networks in accordance with the requirements to PSTN construction (Order of Ministry of IT and communication № 97 of 08.08.2005);
- ✓ Introduction of new system and plan of numbering at PSTN (Order of Ministry of IT and communication № 142 of 17.11.2006);
- ✓ The investments will amount to 3,2 billion rubles, including: in 2007 – 173 million rubles, in 2008 – 1 528 million rubles, and in 2009 – 1 523 million rubles. These costs are accounted for in the Company's investment plan for medium-term prospect.

Starting since 2007 the Company reduced as much as possible the investments into the development of rural telephone communication. This caused by on-going earnings dilution of the service. The churn of subscribers in rural area for 2005-2006 doubled vs. 2003-2004 and annually is about 20 000 phone sets, annual loss of revenues from this is about 26 million rubles.

Assessment of efficiency of replacement-upgrading of exchanges in rural areas showed that the cost recovery of investment projects is 10 years and more. The Company is planning major development of traditional telephony in urban telephone communication, completing upgrading of urban switches and strengthening its presence in new buildings.

The Company will continue to develop cable TV in its branches in the Republic of Mariy El and in Chuvash Republic, i.e. there where the service cost-efficiency is positive.

Taking into account the reduction of total volume of investments, the share of projects with financial payback in the structure of investments will grow and by 2009 end will amount to 80%. The necessity of investing into the market segments where during the period under review there will be solvent demand is explained by the growth of share in the projects with definable financial payback.

During the period under review the Company will keep all the figures of key performances of investments efficiency relative to reference period by using own sources of financing the investment program; by 2009 the share of own sources will grow to 85-90%.

Total amount of investments to 2009 is provided in the table below:

Table 2.

(Thousand rubles)

Investments categories	2007	2008	2009
Traditional telephony	3 058 066	1 150 910	616 815
Investments into IT, Oracle	401 000	376 017	156 610
Other investments into IT	129 421	10 000	10 000
Internet	1 651 724	1 907 500	1 626 000
Mobile communication	75 754	0	0
Cable TV	61 324	26 000	33 000
Softswitch	617 073	1 250 900	53 500
Transmission links and infrastructure objects	1 301 404	553 300	697 000

Construction, renovation of buildings and premises, buyout of land plots	114 800	72 500	96 500
Other	500 291	227200	260600
TOTAL	**7 910 857**	**5 574 327**	**3 550 025**

VII. THE RESULTS OF THE COMPANY'S DEVELOPMENT IN PRIORITY TRENDS.

Development of existing network infrastructure to expand the range and improve the quality of provided communication services.

In 2006 OJSC "VolgaTelecom" branches carried out the activities of expansion and modernization of regional data transfer networks. Within the framework of the project's realization of NGN building in 2006 the transport data transfer networks were modernized in Kirov, Penza, Samara branches, in the branches of Udmurtiya and Chuvash republics. "Juniper" backbone routers were installed; transport networks are being developed on the basis of WDM technology.

In 2006 the construction of interbranch corporate data transfer network was continued; its total length is more than 4 720 km, the network will connect all 11 regional centers covered by OJSC "VolgaTelecom". At the initial stage the carrying capacity of data transfer network will be 2,5 Gbps, there will be the capability to raise the rate to 10 Gbps.

The system is scheduled for commissioning in 2007.

Development of high rate access to Internet.

xDSL wideband access services development is one of the priorities in the Company's activity. The share of ADSL subscribers in the total number of dedicated line access users in 2006 grew from 85% to 96%. In 2006 to ensure the capability of providing wideband access services the Company increased the number of installed xDSL ports from 48 000 to 159 100, i.e. 3,3 times. This allowed in 2006 for increasing the subscriber's base of xDSL users from 27 100 to 115 600. By 2006 end 120 400 ports were engaged to provide the services of dedicated line access.

Realization of project of implementation of ERP-system of Oracle E-business suite and of Billing Transformation Program.

In IT area OJSC "VolgaTelecom" is realizing two centralized projects. This is the project of implementation of ERP-system of Oracle E-business suite and Billing Transformation Program.

In 2006 within the framework of the project of implementation of ERP-system of Oracle E-business suite OJSC "VolgaTelecom" carried out the following basic measures: united Data Processing Center was established which accumulates all financial and economic information of the Company; the first modules of Oracle E-business suite – personnel management and fixed assets management – were implemented; the users were trained in operation of the system; Local Center of competences was established to support the system's users and now it is successfully operating.

In 2006 within the framework of Billing Transformation Program the following basic measures were carried out: "Design of unified files for conversion" and "Recommended system parameters settings for installation of Master-system release" were designed; OJSC "VolgaTelecom" specialists were trained in installation, setting up and implementation of AMDOCS billing solution; IT was deployed – the infrastructure of centralized management of program by using information systems SharePoint and Rational Portfolio Manager;

specifications of Local level of extension and the software of release 1 of Master-System were supplied.

Development of traditional communication services.

- *Granting the applications for access to telephone network.*

In 2006 OJSC "VolgaTelecom" commissioned, owing to new construction, expansion and upgrading the equipment of exchanges of local telephone networks of total installed capacity of 433 500 numbers, including 368 600 numbers in urban networks and 64 900 numbers in rural networks. Out of the commissioned capacity 284 600 numbers were used to replace the outdated switching equipment.

The major commissioning of installed capacity at the Company's networks falls on digital exchanges. In 2006 the share of digital switches in the total capacity of switching equipment of exchanges at local networks grew from 63,3% to 68,5%.

The gain in installed capacity of radio access systems was 4 414 numbers, as a result the total installed capacity of radio access systems grew to 37 000 numbers.

With the commissioning of digital exchanges the number of basic phone sets with automatic access to intercity telephone network grew by 142 200 units and amounted to 4 711 400 basic phone sets, including 3 938 700 basic phone sets in urban networks and 772 700 basic phone sets in rural networks.

In 2006 the gain in basic phone sets amounted to 152 984 units, including at urban network – 119 610 units and at rural networks – 33 374 units.

According to the plan the gain was to be 153 740, including at urban network – 121 678 units and at rural networks – 32 062 units.

Accomplishment of the plan of gain was 99,5% , including at urban network – 98,3%, and at rural networks – 104,1%.

- *Growth of factor of equipped capacity.*

The factor of utilization of equipped capacity of exchanges installed at "VolgaTelecom" PSTN is 93%, including 93,4% at urban networks and 91,5% at rural networks.

- *Introduction of time charging equipment system at local networks.*

Due to the commissioning of new digital exchanges and change-over of considerable part of subscriber lines to them 304 analog exchanges were disassembled, out of them 8 step-by-step decimal switches of ATC-54 and ATC-54A type.

As of 31.12.2006 the total number of automatic exchanges in cities, towns and settlements was 5 737 units of the total installed capacity of 5 109 600 numbers, including 4 307 700 numbers at urban networks and 801 900 at rural networks.

The installed capacity of automatic exchanges with the function of time charging for local calls increased by 382 300 numbers and made up 4 275 600 numbers, including 3 972 800 numbers at urban networks and 302 800 numbers at rural networks.

As a result of carried out measures the factor of switches implementation with time charging function grew and amounted to 83,7%, including 92,2% at urban networks and 37,8% at rural networks.

- *Replacement of analog transmission systems at zonal and local networks.*

In 2006 2 554 km of fiber-optic communication links and 219 km of digital microwave radio communication links were commissioned. The total length of intrazonal networks made up 21 171,3 km, including fiber-optic – 13 402,4 km, and microwave radio – 3 321,5 km. Digitalization of intrazonal networks was 96,6%.

About providing communication services to the Company's clients.

Local and zonal telephone communication services.

In 2006 the services of local and intrazonal communication generated the greater part of "VolgaTelecom" revenues from communication services upon the whole.

In the structure of local communication services the largest share falls on "residential sector" segment which generates 75,4% of revenues from local communication services.

In 2006 the growth of revenues from local telephony services was secured by the following measures:

- Development of joint standards of servicing allowing for ensuring the level of service of satisfactory quality;
- Maintaining permanent interaction with entities operating at the market of commercial house property and with building projects of administrations of municipal formations for the purpose of prompt solution of issues of telephonization of newly built houses and commercial-business buildings;
- Application of non-price marketing tools (payment by installments for phone installation to individuals, "phone set as a gift", etc.);
- Local price marketing events;
- Implementation of the system of active sales of services in regional communication centers and in Customer Service Centers of the branches.

The Company sees the potential of increasing the revenues from local communication services in executing the following business events:

- Introduction of subscribers churn management system;
- Optimization of tariff policy as related to:
  - Determination/development of the best offers from the point of view of increase in ARPU,
  - Determination/development of additional tariff offers in order to reduce the churn,
  - Soft raising of tariffs to the level of economically justified costs;
- Sales promotion at the expense of "spot" reduction of access cost and improvement of efficiency of activities with property developers;
- Development and introduction of package offers to increase the value of subscriber line;
- Unification of the system of end-users servicing in the branches' service-centers;
- Active support to agency network of sales of communication services, including the traditional services;
- Expansion of agency network of payments collection, optimization of own network of payments collection.

"Internet wideband access" service.

In 2006 the development of "Internet wideband access" service was continued. The following business events were executed:

1. ADSL-based uniform brand "J" was designed and introduced to the market;
2. www.jdsl.ru site was set up for the clients of wideband access services, by means of this site the clients are informed about tariff plans and tariff rates for wideband access services, about trade mark "J", about terms and conditions of connection to the service; the applications for the check of technical capability and connection to the service, answers are provided to frequently asked questions;
3. A line of tariff plans with included traffic volume was developed and introduced: "JUST", "JUMP", "JET" and unlimited tariff plans – "J.OPEN-64" and "J.OPEN-128";
4. Three large scale advertising campaigns were conducted to promote trade mark "J" and the sales of Internet services:
   - May 2006 – trade mark "J" was introduced to the market,

- September 2006 – unlimited tariff plans "J.OPEN-64" and "J.OPEN-128" were introduced to the market,
- December 2006 – sales promotion by means of advertising campaign "J presents gifts";

5. The system of sales and servicing was improved:
   - Information and technical support services were set up to help wideband access and "J" clients, special phone numbers were allocated,
   - Key Performance Indicators and monitoring system of operation of information and technical support services were developed,
   - A number of business events was executed to develop dealer network;

6. Single Internet-portal for ADSL subscribers entertainment content "J-net", "J-zone" and "J-play" was commissioned.

The executed business events resulted in the following: in 2006 the number of connections to wideband access service amounted to 88 537, and by 2006 end the number of subscribers over dedicated line made up 120 382.

Services of Call Processing Centers.

The objectives of the development of services of Call Processing Centers (hereinafter – CPC):

1. Provision of quality information and technical support to the Company's clients.
2. Increase in revenues from providing commercial inquiry and communications services.

To pursue the objectives set in 2006 OJSC "VolgaTelecom" continued the construction of Call Processing Centers. CPCs were commissioned in Penza and in samara branches, CPC in Ulyanovsk branch is in trial operation.

Thus, as of January 1, 2007 Call Processing Centers are operating in Kirov, Nizhny Novgorod, Penza, Samara, Saratov, Ulyanovsk branches, and in "VolgaTelecom" branches in the Republic of Mariy El, Mordoviya Republic and Udmurtiya Republic.

Priority trend of CPC services development became the improvement of quality of clients' servicing. In 2006 information and technical support services were set up to help Internet wideband access service users. Information support is also provided to key corporate clients.

On the basis of CPC and Reference and Information Services (hereinafter RIS) all the Company's branches 24 hours and free of charge provide enquiry and communications services in accordance with Government Regulation № 310 of 18.05.2005. Commercial enquiry and communications services are being actively developed.

During 2006 CPC and RIS of "VolgaTelecom" branches received more than 58 million calls, including more than 7,9 million calls to commercial reference and information services.

Relations with key corporate clients.

In 2006 one of the priorities of OJSC "VolgaTelecom" marketing activities was forming-up of the system of servicing of large corporate clients with monthly costs for communication services from 20 000 to 100 000 rubles.

As of January 1, 2007 the Company provides services to more than 1,35 thousand large corporate clients. In 2006 the share of revenues from large corporate clients in the structure of revenues received by the Company form business sector made up 20,3%.

The following business events were executed within this trend:

- New regulatory documents were developed; they define the assignment of large corporate client status and the procedure of relations with it. In 2007 it is scheduled to introduce uniform criterion of large corporate client for the entire Company (the costs of large corporate client for communication services exceed 30 000 rubles). "Business processes of relations with property developers" were also elaborated;

- Unification of business processes was continued for the purposes of improving the efficiency and quality of large corporate clients servicing;
- To raise the level of professional standard the personnel in the branches was trained in "relations with large corporate clients" and "Direct sales to large corporate clients";
- Individual and group offers were developed for corporate clients, business events were executed to raise the clients loyalty (congratulations to entities CEOs, a number of presentations was made, publications in regional mass media, and other events);
- Database of corporate clients was created;
- The list of property developers and the list of construction projects for 2006-2008 were made up and the process of making up business files of property developers began;
- The satisfaction of large corporate clients was analyzed;
- In order to ensure the continuity of the process of new transactions conclusion extra cash resources were allocated to build the networks for large corporate clients not included into the investment plan.

In 2006 the basic measures of "Program of improving relations with corporate clients in 2006" were executed. As of January 1, 2007 the average annual income from one corporate client amounts to 1 012 000 rubles which is by 26,5% exceeds the key indicator of average annual income from one key corporate client set for 2006.

7.1. Investment policy.

For year 2006 the Company investments amounted to 5 882,44 million rubles. The investments to fixed-capital assets amounted to 5 710,1 million rubles, out of them 5 584,7 million rubles were allocated to communication objects, and 125,4 million rubles – to other types of activity. In the reporting year the volume of construction and installation activities made up 1 887,93 million rubles. The equipment worth of 3 690,6 million rubles was purchased. Fixed assets worth of 5 892,2 million rubles were commissioned.

Table 3.

№	Indicator's description	Measure unit	2005	2006	The rate of indicators' change 2006/2005 (%)
1.	Funds invested into fixed-capital assets - **total,**	Million rubles	5 208,7	5 710,1	109,6
1.a	Trends of investments:				
	- fixed-line telephone communication	Million rubles	2 965,5	1 713,9	57,8
	- cellular communication	Million rubles	239,2	203,2	85,0
	- zonal telephone communication	Million rubles	530,1	807,4	152,3
	- new services and technologies	Million rubles	178,1	1511,4	848,6
	- data transfer network and organization of xDSL access to Internet services.	Million rubles	377,4	707,2	187,4
1.b	- investments into IT	%	7,6	7,6	X
	- other	%	10,0	5,8	X
2.	**Share of proprietary resources** allocated for investments financing	%	66,9	48,7	X
3.	**Share of raised funds** allocated for investments financing	%	33,1	51,3	X

Trends of investments in 2006.

By 2006 end the costs for local telephony development amounted to 1 713,87 million rubles or 29% of the total volume of investments. This allowed for putting into operation additional numbers of PBX subscriber's capacity. A large share in the investment program still falls on the investments into modernization and expansion of objects of traditional telephony. So, for 2006 the volume of investments in this market segment amounted to 1 588,2 million rubles or 27% of the total volume of investments. A large share of investments into traditional telephony is explained by the necessity to modernize the existing network to expand the range of provided services and to improve their quality.

In 2006 the share of investments into the development of new services and technologies, data transfer networks made up 37,7% of the total volume of investments, which exceeds the level of investments in 2005 3,9 times. 2 218,6 million rubles were allocated for the development of new services and data transfer networks, including:

- 1 266 million rubles (21,5%) – for the construction of communication networks with the application of Softswitch technology;
- 707,2 million rubles (12,0%) – for the construction of data transfer network and organization of xDSL access to Internet services;
- 40,4 million rubles (0,7%) – for organization of Internet dial-up access;
- 163,9 million rubles (2,8%) – for the construction and expansion of cable TV network;
- 41,1 million rubles (0,7%) – other services.

807,4 million rubles or 13,7% of the total volume of investments were allocated for the development of network infrastructure of intrazonal communication. Out of them:

- 770,9 million rubles (13,1%) were allocated for the construction of intrazonal communication links (fiber-optic and microwave radio links);
- 36,5 million rubles (0,6%) were allocated for the expansion and upgrading of zonal transit nodes.

As a result it allowed for increasing the capacity of network links and to improve the quality and reliability of provided services.

In 2006 the volume of investments into social and special projects grew due to the inclusion of the program of ensuring Internet access to RF educational institutions within the framework of national project "Education" to the Company's implementation plan. 195,4 million rubles were allocated by the Company to realize this program, and 4 900 schools were connected to Internet.

The Company increased the share of investments financed at the expanse of raised funds vs. 2005 by 17,83 per cent points. In 2006 the increase in the share of financing at the expanse of raised funds was caused by the supply of equipment under leasing contracts for the projects of communication networks upgrading on the basis of NGN equipment.

7.2. Basic indicators of network development.

Table 4.

№	Indicators' description	Measure unit	2005	2006	The rate of indicators' change 2006/2005 (%)
1	2	3	4	5	6

1.	The gain of haul of - DLD (intrazonal) VF channels - total	Thousand channel/km	3193,4	6 668,3	208,8
	Including those formed by digital transmission systems	Thousand channel/km	2977,2	7 077,7	237,7
2.	The gain in quantity of basic telephone sets - total	Thousand units	257,6	153,0	59,4
3.	xDSL ports installed capacity – total (as of the reporting period end)	ports	47 755	159 100	330,0
4.	The quantity of subscriber units connected to mobile radiotelephone communication networks (as of the reporting period end)	Thousand units	202,8	311,1	153,4

7.3. The Company's key economic performance indicators.

Table 5.

Indicators description	Measure unit	2005	2006	The rate of indicators' change 2006/2005 (%)
Proceeds from sales of goods, products, works and services	Million rubles	21 348,4	21 691,2	101,6%
Communication services revenues	Million rubles	20 787,6	20 367,0	98,0%
Expenditures	Million rubles	16 059,4	16 949,8	105,5%
Sales profit	Million rubles	5 289,0	4 741,5	89,6%
Pretax earnings	Million rubles	3 424,0	3 534,2	103,2%
Net profit	Million rubles	2 255,6	2 453,6	108,8%

At 2006 year-end the Company's proceeds amounted to 21 691,2 million rubles with the gain of 342,8 million rubles and growth rate of 101,6 % vs. 2005.

The share of communication services revenues in the proceeds made up 93,9% which is by 3,5% less than in the past year. The revenues from non-core activities grew due to the creation of income under the contract of assistance with long-distance communication operators to the amount of 670,6 million rubles or 3,1% in the volume of proceeds. Immediate revenues from non-core activities amounted to 653,8 million rubles (3% in the volume of proceeds) and grew by 93,1 million rubles vs. 2005.

At 2006 year-end the Company's revenues from communication services made up 20 367 million rubles.

In the structure of revenues the largest share falls on local telephone communication revenues - 50,9% or 10 360,8 million rubles, intrazonal telephone communication - 17,5% or 3 573,6 million rubles, revenues from connection and traffic transit services - 16,5% or

3 362,6 million rubles. The revenues from communication services provided with the application of new technologies grew by 43,8% and made up 2 164,1 million rubles.

Loss of revenue due to the change of provisions to render DLD and ILD services amounted to 4 020 million rubles (in 2005 prices).

The growth rate of communication services revenues, if DLD and ILD revenues are excluded, amounted to 121,5%.

As before local telephone communication revenues occupy a considerable share in the structure of the Company's revenues - 50,9% or 10 360,8 million rubles for 2006. The growth rate vs. 2005 made up 105,1%. The major portion of local telephone communication revenues – 85% were received from the services of city's telephone network.

Many factors impact the generation of income from local telephone communication. Under the conditions of saturation of the market of traditional communication services year after year it becomes more difficult to secure the gain in local telephone communication revenues. In 2006 the gain in revenues amounted to 500,5 million rubles, which is more than three times smaller than in 2005. The major source of revenue gain is the revenues from current payments – 1 351,1 million rubles, out of them – 1 033,3 million rubles owing to current payments of subscriber fee.

In 2006 the revenues from providing access to local telephone network reduced by 673,8 million rubles vs. 2005. In the first place it is connected to the reduction in quantity of installed phone sets (from 351 700 basic telephone sets to 214 100), and also to loss in value of installation (in 2006 average profitable rate of installation of one basic telephone set in urban telephone networks was 3 822 rubles and 2 668 rubles at rural telephone networks, 4 354 rubles and 2 917 rubles in 2005 accordingly), and also due to change of rules of providing communication services as related to providing access in the premises having connection to PSTN.

Thus, the share of revenues from providing access to local telephone network is steadily reducing year after year. In 2006 it made up 7,3%, i.e. it reduced two times vs. 2005.

Taking into account low level of gain in revenues the Company pays special attention to the efficiency of projects and rendered communication services, takes measures related to optimization of expenses and reduction of services prime cost.

One of the measures aimed to improve the cost-efficiency of the industry of the Company's rural telephone communication in mid-term perspective is to keep the subscriber's base existing at 2006 end (770 903 subscribers).

The revenues from radio and TV broadcasting services amounted to 196,7 million rubles, which is by 41,8 million rubles or 27% more than in 2005. In the structure of this industry revenues the major share falls on cable TV revenues - 122,6 million rubles or 62,3%.

At 2006 year-end in Chuvash Republic branch the revenues from cable TV services amounted to 86,7 million rubles or 70% of the Company's revenues from cable TV services and 61% of revenues from all TV broadcasting services of the Company. In perspective of the Company's further development of cable TV services in the regions the major task is set – cost-efficiency of the service.

One of the strategic trends as regards yield increase and successful development of OJSC "VolgaTelecom" is the development of new communication services. At the year-end the revenues from communication services with application of new technologies amounted to 2 164,1 million rubles or 10,6% of the total amount of revenues from communication services for 2006. The gain in revenues - 659,6 million rubles or 43,8% vs. 2005.

In 2006 the revenues from providing the services of Internet access over dedicated line made up 1 084,6 million rubles with the gain of 538,5 million rubles vs. 2005 revenues (81,6% of the gain in revenues from communication services based on new technologies), inclusive of revenues from xDSL-based services to the amount of 511,6 million rubles. The basic factor which allowed for securing dynamic development of Internet wideband access services is the increase in the volume of provided services.

Faster growth of Internet wideband access development is the strategic trend of the Company for 2007-2011. Substantial presence at wideband access market is required for keeping the leading positions at telecommunication market of territories where the Company provides communication services.

7.4. The structure of revenues by types and categories of subscribers for 2006.

Table 6.

Services description	Total (exclusive of VAT), thousand rubles	Including from residential sector, thousand rubles
Revenues from communication services – total	20 366 969	11 170 455
including:		
From intrazonal, DLD and ILD services	3 573 604	1 652 448
From local telephone communication services	10 360 773	7 818 116
From recording communication services	2 176 179	962 960
From mobile communication services	353 404	307 117
From connection and traffic transit services	3 362 613	
Other	540 396	429 815

The information is provided on the basis of data of form 65-communication for 2006.

7.5. Expenditure pattern (aggregatory) for 2006.

In 2006 the Company's expenditures made up 16 949,8 million rubles. In 2006 the growth rate of expenditures was 105,5%.

In the Company's prime cost structure the share of expenses for OJSC «Rostelecom" reduced substantially – from 12,6% to 0,8%. Due to the fact that since January 1, 2006 the revenues from DLD and ILD services are the revenues of DLD and ILD operators, in the structure of the Company's costs there are no payments for OJSC «Rostelecom" (hereinafter Rostelecom) traffic transit.

Since 01.01.2006 the structure of OPEX changed vs. 2005:

- within the framework of the change of tax legislation and the pattern of financing pensions with their entering to employees' personal accounts at the time of cash resources transfer, the procedure of reflecting the expenses for deductions to non-government pension fund (NGPF) was changed; the expenses are recognized as prime cost;

- due to the conclusion of uniform collective agreement all the payments to the Company's employees made in favor of employees and stipulated by labor and (or) Collective agreements are recognized as prime cost.

At 2006 year-end the share of expenses for NGPF and payments under collective agreement made up 3% in the structure of OPEX.

Chart 3.

The structure of the Company's expenditures


100%
80%
60%
40%
20%
0%
17,3
3,3
12,6
16,6
7,7
42,4
22,7
8,8
0,8
16,9
7,8
43,0
2005
2006
Other expenses
Expenses for interconnect, except Rostelecom
Expenses for Rostelecom
Amortization expenses
Material costs
Labor costs (uniform social tax including)

The gain in expenditures for 2006 vs. the past year amounted to 890,4 million rubles which for the most part is connected with the growth of costs in the following items:

- Expenses for interconnect (except Rostelecom);
- Labor costs (uniform social tax including);
- Amortization expenses.

Costs items which had the greatest impact on the gain in prime cost:

Table 7.

	Actually in 2005, million rubles	Actually in 2006, million rubles	Growth rate, %	Gain in expenses, million rubles	Share of gain in the item in the total amount of gain in expenses, %
Expenses for interconnect, except Rostelecom	499,5	1 498,2	300,0	998,8	61,8
Labor costs (uniform social tax including)	6 497,7	7 287,4	112,2	789,7	48,8
Amortization expenses	2 550,1	2 862,0	112,2	311,9	19,3

Threefold increase in the expenses for interoperator's settlements in 2006 vs. the past year is connected to objective causes. In 2006 the Company's interrelations with the operators of local and mobile communication changed. In accordance with regulatory documents the Company starting since 01.07.2006 receives income from termination of traffic to its own network, herewith; the expenses grew by the amount of price for local call completion to the network of local communication operator, and also the payment of cost of call completion of mobile operator.

Amortization expenses (the share in expenditures - 16,9% vs. 16,6% in 2005) amounted to 2 862,0 million rubles, with the growth rate of 112,2% vs. the past year, which is caused by the commissioning of fixed-capital assets at the end of 2005 and during the period under analysis. By and large for the Company the amortization expenses do not exceed target figures (2 888,9 million rubles).

7.6. Key figures of the Company's operating efficiency.

Major factor related to demonopolization of long-distance communication market and the change of settlements with operators had the effect on achieved performance criteria.

Table 8.

Performance description	Measure unit	2005	2006	Rate of performances change (%)

Cost-efficiency of sales profit	%	33,0	28,0	-5,0
Cost-efficiency of net profit	%	14,0	14,5	0,5
Prime cost of 100 rubles of proceeds	Rubles	75,2	78,1	103,9
EBITDA	Million rubles	6 767,4	7 136,6	105,5
EBITDA margin	%	31,7	32,9	
Revenue per a line	Rubles	4 605	4 383	95,2
Sales profit per a line	Rubles	1 141	958	84,0
Revenue per an employee*	Rubles	459 609	509 244	110,8
Sales profit per an employee*	Rubles	113 868	111 315	97,8
Number of lines per an employee*	Lines	99,8	116,2	116,4

** - staff on the payroll for the reporting period is taken into account.*

7.7. Information about the size of the Company's net assets.

Table 9.

	As of 01.01.2007.
1. The amount of net assets (thousand rubles)	18 335 183
2. Authorized capital (thousand rubles)	1 639 765
3. Required reserve (thousand rubles)	81 988
4. Ratio of net assets to authorized capital (line 1/line 2) (%)	1 118,16
5. Ratio of net assets to the amount of authorized capital and required reserve (line 1/(line 2+line 3)) (%)	1 064,91

For the reporting period the net assets grew by 1 837 771 thousand rubles or by 111,14%.

VIII. POLICY IN REGARD TO TRADEMARKS

OJSC "VolgaTelecom" brands' portfolio comprises:

- "VolgaTelecom" trademark – telephony, Internet access and data transfer network, TV broadcasting services;
- "J" trademark – Internet wideband access service;
- "Internet for all" – Internet dial-up access service;
- "StriZh" trademark (Samara city), "Aline GSM" trademark (Mariy El Republic) – mobile communication services;
- "TBK" trademark (Mariy El Republic) – cable TV services (currently it is represented as logo).

In 2007 the Company's services positioning will be defined as trademarks positioning:

✓ ***"VolgaTelecom" TM***

It is positioned by the end-users as the largest and best known Company at telecommunication services market.

The trademark has firm positions at priority markets. Herewith, the end-users perceive "VolgaTelecom" TM as the trademark of the Company characterized by the following features:

- o Modern, applying state-of-the-art technologies;
- o Providing services at mass market for the end-users of all age groups.

TM general notoriety and the quality of provided services will allow the TM in 2007 for successfully competing at the market.

In 2007 it is assumed to further promote "VolgaTelecom" brand by using various communication channels, carrying out PR activities, participating in sponsor events and activities maintaining the Company's image.

✓ ***"J" TM***

In 2006 specialized product trademark of Internet access "J" was introduced to the market.

In comparison with "VolgaTelecom" TM "J" trademark is perceived by the end-users as youth-orientated and active which creates prerequisites for its more successful competition with local Internet providers. Also this TM is positioned by the end-users as stylish and modern.

"J" TM may act as TM-expert in the area of new technologies having inherited and developed the attribute of technological lead.

✓ ***"Aline GSM" TM***

The branch in the Republic of Mariy El is the first operator which started to provide cellular communication services in the Republic. The objective of "Aline GSM" TM creation was to introduce a new product to untapped market, to build and maintain the operator's image and to attract the subscribers.

The key features of "Aline GSM" TM positioning are availability, simplicity, convenience and loyalty. Due to historically prevailing situation and also due to high quality of provided services the brand has high recognizability, end-users' positive associativeness which creates prerequisites for successful competition and maintaining leading positions at the market.

In 2007 it is assumed to further develop and promote "Aline GSM" TM. However, due to market saturation, the marketing communication emphases will be shifted from pure awareness (informing the subscribers about some changes in pricing policy, business events, etc.) towards creation of emotional loyalty to the brand. These changes should result in improvement of the loyalty of existing subscribers and also mean the transition to non-price methods of drawing the subscribers.

✓ ***"StriZh" TM***

In Samara branch cellular communication services are provided under "StriZh" TM. Samara branch is the only CDMA-450 cellular operator, but at mobile communication market it occupies a small share of the market.

In 2007 it is assumed to further promote "StriZh" brand, mainly by means of activities related to the improvement of the subscribers' loyalty and the quality of servicing. Also it is possible to expand the range of information and entertainment services on the basis of high-rate data transfer technologies, which will allow for improving the brand's appeal.

IX. REPORT ON PAYMENT OF DECLARED (ACCRUED) DIVIDENDS ON THE COMPANY'S SHARES

- The resolution on payment of dividends for 2005 was passed by the general meeting of stockholders on June 26, 2006;
- The resolution of the general meeting of stockholders set July 15, 2006 as the date of dividends payment start;
- July 15, 2006 is the actual date of dividends payment start;
- The size of dividends to be paid on one share:
  - ordinary stock – 1,4744 rubles,

- preferred stock – 2,7583 rubles;

- The dividends are paid in cash, by bank transfer, and by wire transfer;
- For 2005 the dividends were accrued in the amount of 588 792 407 rubles. As of December 31, 2006 the amount of paid dividends is 543 875 771 rubles or 92,4% of the total amount of dividends due to payment. The balanced amount of dividends (44 916 636 rubles) was not paid due non-appearance of stockholders in the issuer's office to receive dividends in cash, wrong (incomplete) outdated data on the bank requisites of the shareholders in the information of customer accounts in the register of OJSC "VolgaTelecom" securities, wrong (incomplete) outdated data on mail address of the shareholders in the information of customer accounts in the register of OJSC "VolgaTelecom" securities, probate cases proceedings.

Behavior of declared (accrued) dividends on the Company's shares (on per a share basis).

Table 10.

Security's kind	2003	2004	2005	2006*
	Amount (rubles)	**Amount (rubles)**	**Amount (rubles)**	**Amount (rubles)**
Ordinary stock	0,9186	1,3779	1,4744	1,5776
Type A preferred stock	2,451	2,5082	2,7583	2,9928

* *The size of dividends proposed by the Company's Board of directors for the approval at annual general meeting of shareholders is provided.*

X. INFORMATION ABOUT MOST REVENUE-INTENSIVE TRANSACTIONS MADE BY THE COMPANY

In 2006 the Company did not make revenue intensive transactions.

The Company's body which adopted the decision on the approval of related party transactions is the Board of directors.

Information about related party transactions is provided in Supplement 1.

XI. MAJOR RISK FACTORS

11.1. Competitive risks.

With the course of time the competitors' market positions become stronger and it is particularly obvious the market of new services. Along with a large number of regional alternative operators at the markets there are also such large federal level players as "Golden Telecom, Inc", CJSC "TransTeleCom Company", LLC "Global One", OJSC "Comstar" and regional company "Air Telecom".

The major competitive risks for OJSC "VolgaTelecom" are:

- ✓ Emergence of new large players at promising market of new communication services;
- ✓ Attack of regional markets by metropolitan communication operators having large investment capital;
- ✓ Merger of small telecom market players by way of their buy-out;

- ✓ Active generation of alternative modern infrastructure of telecom market;
- ✓ Improvement of price competition of telecom market participants;
- ✓ Active development of fiber-optic and wireless technologies of Internet access by the competitors;
- ✓ Expansion of mobile network cover area and mobile replacement of traffic and lines.

Taking into account RF Government strategic objectives aimed at demonopolization of communication market the probability of the above risks occurrence is high. So, according to law "On communication" OJSC "VolgaTelecom" should ensure equal access to its infrastructure for all communication market operators, which allows small operators, without investing considerable funds, for successful competition with "VolgaTelecom" owing to their mobility and flexibility. Large federal level players prefer to develop their own digital infrastructure (excelling in technical features "copper" infrastructure of OJSC "VolgaTelecom"), and on its basis they make package offers of communication services taking into consideration the clients' requirements.

11.2. Country and regional risks.

The risks related to economic situation in the country and in the region.

Government regulation of telecom industry brings in to the Company's activity risks and uncertainty common for all Mega-Regional Companies; these risks and uncertainty being connected with the change of tariffs and reduction of volumes of cross-subsidy.

The economic situation in the regions and the relations with authorities of Russian Federation subjects and with local authorities of actually all the regions are developing positively, which influences favorably the Company's activity and its capability to perform its obligations.

In future, the reasons of the situation destabilization may be:

- ✓ The worsening of economic situation in the Volga Federal district, including drastic changes of national currency rate that may result in the reduction of the number of industrial and agricultural enterprises of all forms of ownership operating in the region, growth of unemployment, slowdown of solvent demand of general public;
- ✓ Interference of the government regulatory bodies the activity;
- ✓ Reduction by regional authorities of financing of programs of telephonization of their regions.

The risks related to political situation in the country and in the region.

In the first place to regional political risk is referred the change of management in the Volga region, the rise to power of opposition.

The major factors of political risks occurrence are:

- ✓ Imperfection of legislative base governing economic relations;
- ✓ Insufficient efficiency of judicial system;
- ✓ Instability of authority of Russian Federation subjects;
- ✓ Change of government policy in relation to telecommunication industry development (elections to RF State Duma in 2007, and elections of the President in 2008);
- ✓ Lobbying of interests of foreign capital in RF telecom industry by changing the legislative base.

Risks related to potential military conflicts, imposing of the state of emergency and strikes in the country (countries) and the region where the Company is registered as a taxpayer and/or carries out core activity.

The probability of occurrence of military conflicts; imposing of the state of emergency and strikes in the country and the region where the Company is registered as a taxpayer and carries out its core activity is estimated as insufficient in order to consider these risks as circumstances capable to affect substantially the Company's activity. Such conclusion is confirmed by current level of Russian Federation credit rating, this rating being the investment one. So, at the turn of 2006 "Standard & Poor's" raised long-term credit rating of the Russian Federation:

- ✓ For foreign exchange liabilities from "BBB" to "BBB+";
- ✓ For native currency liabilities from "BBB+" to "A-".

To minimize the risks of terrorist acts the Company took additional measures for security assurance at the enterprise.

The risks related to geographical features of the country (countries) and of the region where the Company is registered as a taxpayer and/or carries out core activity, including heightened danger of acts of God, potential termination of transport due to remoteness and/or inaccessibility.

The risks related to geographical features of the region, including heightened danger of acts of God, potential termination of transport due to remoteness and inaccessibility are assessed as minimal.

11.3. Industry risks.

The major industry risks are:

- ✓ Regulatory risks related to the influence of the industry regulating authority on the Company's activity;
- ✓ Risks related to malfunctions of networks and systems, which may negatively affect the Company's operation and its financial performances. OJSC "VolgaTelecom" is continuously improving its strategy to overcome the consequences of the events of such kind;
- ✓ Risks related to the increase in value of equipment, electric power and other services (products) required for the Company's operation; this may result in the increase in prime cost of products (services) and affect the Company's efficiency performances.

Upon the whole the impact of industry risks on the Company's activity is assessed as minimal, as OJSC "VolgaTelecom" has the unified infrastructure and technical facilities allowing for providing communication services within the Volga Federal district. This allows for providing the widest range of communication services, and also for optimal developing of interregional communication networks in order to reduce the prime cost of services and to raise their profitability.

XII. INFORMATION ABOUT THE COMPANY'S PARTICIPATION IN OTHER ORGANIZATIONS PROVIDING COMMUNICATION SERVICES (THE COMPANY'S EQUITY STAKE IN THE CHARTER CAPITAL OF THESE ORGANIZATIONS IS AT LEAST 10%)

In 2006 in accordance with the "Model of subsidiary business reorganization" and the "Strategy of GSM cellular business development" approved by the Company's Board of directors OJSC "VolgaTelecom" executed the following measures:

- Share acquisition:

- 50% of the charter capital of CJSC "Saratov-Mobile";
- 60% of the charter capital of CJSC "Penza Mobile";
- 70% of the charter capital of CJSC "Chuvashiya Mobile";
- 40% of the charter capital of CJSC "Nizhegorodteleservice";
- 20% of the charter capital of CJSC "Transsvyaz";
- 0,334% of the charter capital of "National TV company "ZVEZDA".

• Termination of participation by way of sale, application of quitting and liquidation:

- OJSC "Euro-Asian bank of economic development";
- LLC "PACT";
- LLC "IZHCOM";
- CJSC "TeleSvyazInform".

The information about the Company's participation in other organizations providing communication services (the Company's equity stake in the charter capital of these organizations is at least 10%) is provided in Supplement 2.

XIII. PERSONNEL DEVELOPMENT

13.1. Labor and wages.

Organization of labor and wages in OJSC "VolgaTelecom" is aimed at optimization of the Company's employees number and implementation of modern types of wages motivating increase in labor productivity.

In 2006 the average monthly wages of OJSC "VolgaTelecom" employees amounted to 11 301 rubles, with increase of 111,8% vs. the past year. During the year the wages were indexed in all the branches. The following figures prove it: the wages were raised in Kirov branch by 22,1%, in branch in the Republic of Mariy El - by 6,3%, in branch in the Republic of Mordoviya by 13,7%, in Nizhny Novgorod branch - by 11,0%, Orenburg branch - by 18,7%, in Penza branch - by 15,5%, in Samara branch - by 6,4%, in Saratov branch - by 8,0%, in the Republic of Udmurtiya branch - by 9,9%, in Ulyanovsk branch - by 9,8%, and in branch in the Republic of Chuvashiya – by 7,8%.

The wage fund increased vs. 2005 by 1,2% and in 2006 amounted to 5 848 073,9 thousand rubles.

Chart 4.

Average monthly wages of an employee in OJSC "VolgaTelecom" branches for 2006.



Rubles
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
9 309
10559
9 511
10113
9 341
10625
10 557
11718
9 330
11079
8 622
9957
10 531
11207
9 706
10488
11 033
12129
9 404
10321
9 139
9852
Kirov branch
Branch in the Republic of Mariy-El
Branch in Mordoviya Republic
Nizhny Novgorod branch
Orenburg branch
Penza branch
Samara branch
Saratov branch
Branch in Udmurtiya Republic
Ulyanovsk branch
Branch in Chuvash Republic
2005
2006

In 2007 the growth of average wage vs. 2006 should make up 116,1% and amount to 13 117 rubles.

In the reporting year social benefits were paid in the amount of 151 547,3 thousand rubes; the growth of 126,1% vs. the past year.

Table 11.

Social benefits paid to employees for 2005-2006.

Branch name	Social benefits per an employee (rubles)		
	2006	2005	%
Kirov branch	248,4	132,3	187,8
Branch in the Republic of Mariy-El	177,8	75,9	234,3
Branch in Mordoviya Republic	184,3	310,7	59,3
Nizhny Novgorod branch	280,4	287,7	97,4
Orenburg branch	332,6	122,1	272,5
Penza branch	222,3	113,0	196,7
Samara branch	246,6	102,5	240,5
Saratov branch	346,5	320,0	108,3
Branch in Udmurtiya Republic	431,7	159,3	270,9
Ulyanovsk branch	313,9	228,1	137,6
Branch in Chuvash Republic	345,9	184,1	187,9
OJSC “VolgaTelecom”	292,9	210,2	139,3

Since 2006 uniform bonus plan for the employees is effective in OJSC “VolgaTelecom”. The bonus plan is built in such a way that in the end all the employees are

paid bonuses for final results of activity: structural sub-division employees – by the results of the structural sub-division operation, the employees of administrative staff of a branch – by the results of the branch operation, employees of the General directorate – by the results of the Company's operation upon the whole.

The provision on bonus payment stipulates 2 kinds of bonus payment: time bonus – for fulfillment of financial-economic activity indexes and on the principle of management by objectives.

During 2006 OJSC "VolgaTelecom" carried out the activities to form the system of grades within the framework of creation of uniform wage and labor incentives system. The universalism of this system is in the fact that it allows for defining the level of wage exactly with the value of particular employee for the Company and his/her influence on the results of the Company's activity upon the whole. It is important to note that the increase in salary within one grade occurs depending on individual performance of employees provided that the results of competences evaluation are improved.

The transition to new uniform grade system will allow for developing clear and transparent method enabling to define the correlation of potential level of income of an employee of certain post with relative value of this post among all such posts existing in the Company. In addition, grade system will allow the employees to get a foretaste of potential change of their income level in case of various career promotions, the Company's management - to help in making decisions when indexing the wages and defining the allowed size of remuneration at new posts, HR-service – to streamline the administering of corporate system of material incentives. One more factor of no little significance: adopted and fixed grade system will become the basis of all corporate policy of compensations and benefits. Thus, having created efficient grade system the Company gets the leverage on at least three components of personnel costs: salaries, bonuses and social benefits package.

The transition to grade system of remuneration of labor is scheduled for step-by-step implementation during 2007 combining it with wage indexation in the branches.

13.2. Improvement of management structure.

In 2006 the activities for the improvement of organizational structures of branches were going on.

In 2006 the names of sub-divisions and posts were completely unified; unified staff schedules were put into effect. The activities are under way for commercial operation of Release 1 of Master-system of section "Staff".

The activities on staff number optimization are being permanently carried out in the Company. As a result of measures carried out the staff on the payroll decreased by 9,5% (at scheduled decrease in number by 8,2%) and amounted to 43 122 men. The largest decrease occurred in the branch in Mordoviya Republic – 10,8%, in Nizhny Novgorod branch – 10,7%, in the branch in Chuvash Republic – 10,3%, and in Samara branch – 9,9%. The basic measures of staff number optimization in 2006 were:

- Transfer of functions of telegrams delivery and of other dispatches, cleaning of premises to outside agencies, non-core activities – 3 617 men;
- Improvement of labor organization and labor rate setting – 2 672 men;
- Structure's improvement – 1 469 men.

Chart 5.

Decrease in average staff number


9000
8000
7000
6000
5000
4000
3000
2000
1000
0
Men
4107
3739
2377
2143
2471
2205
8475
7566
5542
5002
2859
2612
6777
6106
5650
5226
3218
2902
2951
2700
2976
2670
Kirov branch
Branch in the Republic of Mariy-El
Branch in Mordoviya Republic
Nizhny Novgorod branch
Orenburg branch
Penza branch
Samara branch
Saratov branch
Branch in Udmurtiya Republic
Ulyanovsk branch
Branch in Chuvash Republic
2005
2006

In second half of year 2006 the "Concept of organization development of OJSC "VolgaTelecom" for 2007-2008" was elaborated and approved by the Company's Management board on October 16, 2006 (minutes № 10 of October 18, 2006). The "Concept of organization development of OJSC "VolgaTelecom" is one of the most important documents governing the Company's activity for the next 2 years. The Concept defines the trends of reforming commercial block, of improving organization structure of local communication centers and city's technical sub-divisions, of centralizing management functions.

In 2007 the activities for improvement of management structure and staff number optimization will be continued.

13.3. Staff relations.

In 2006 OJSC "VolgaTelecom" HR service was awarded honorary title "The best Russian personnel service – 2006". This blue ribbon is the incentive for improving personnel policy and the structure of HR management, and thus contributes to the Company's development in new environment.

Staff training and development.

One of the major objectives of OJSC "VolgaTelecom" staff policy is to provide the Company with highly qualified staff and to develop the employees' potential. Systematic and planned development of employees' potential is stated in the Company's Collective agreement. Timely personnel education and training allows for utilizing new technologies and implementing new information systems.

Basic tasks in this trend:

- Introduction of uniform methodology of staff training and development processes management in accordance with developed Standard of the Company..
- Building integral staff training and development system on the basis of Policy regulating the sequence of execution and the content of processes in the course of staff training and development: determination of training need; annual planning of training; operational planning of training; organization of training; assessment of training efficiency.
- Optimization of staff training and development costs, budgeting of staff training and development costs.

In 2006 16 850 employees were trained (the growth is 131% vs. 2005). The share of trained employees of total staff number is 43%. The total costs for the Company's staff training and development amounted to 63,65 million rubles (the growth is 111% vs.2005).

The priority forms of the Company's personnel training are:

- *Corporate training* is initiated and organized within OJSC "Svyazinvest" holding which is the Company's principal shareholder. Top and mid-level management is trained according to the programs common for the entire Company.
- *OJSC "VolgaTelecom" centralized training* is developed for mid-level managers and the candidates of the Company's personnel reserve and is aimed at getting knowledge in modern techniques of leadership potential management and development. In 2004-2006 150 executives of various levels were trained and more than 50 of them were promoted. The graduates of modular programs get the diploma of successful graduation from OJSC "VolgaTelecom" Corporate university.

  Training at Corporate university enables the Company's employees not only to get required knowledge for work and keep personal and professional contacts between each other, but is a good incentive for further promotion and development.
- *"VolgaTelecom" commercial block employees training and development.* Centralized training of managers and specialists of marketing Department of General directorate and branches' marketing services was organized in the following topics: "Training in direct sales", "Sales channels management", "Incentive tools in management", "How to work out a marketing plan: comments and recommendations", "Project management".

Besides the above trends great attention is paid to mechanical training: training of workers (telephone switchboard operators, telegraph operators, communication operators, electricians, cable splicers-cable jointers) in basic technical courses, courses in safety arrangements and precautions. This training was organized on site and was in-service training with the involvement of trainers. Knowledge and experience got in the course of training enable many workers to improve their grades, qualification and accordingly their salary level. In 2006 14 000 employees were trained in these courses; the growth is 148% vs. 2005.

16 670 employees were trained in 2006 in basic functional blocks:

- Technical training – 3 539;
- Functional training – 5 128;
- Administration/management programs – 875;
- Auxiliary training – 6 503;
- Educational level raising – 625.

Within the framework of realization of plan of introducing unified enterprise management information system on the basis of Oracle EBS, 1 888 system users were trained in 2006.

The training of more than 17 000 Company's employees is scheduled for 2007. 82,2 million rubles will be allocated to realize the training programs.

Based on the results of 2004-2006 operation "VolgaTelecom" was a winner of the VI-th All-Russian contest "Russian company of high social efficiency" in nomination "Staff qualification, system of staff training and retraining".

The contest was held according to the Russian Federation Government regulation under the auspices of ministries and authorities and with the participation of all-Russian associations of employers and trade unions and is one of the major contests of the country.

The basic goal of the contest was to draw attention to the social issues resolution and to show high efficiency of social work by the example of the best companies, to disseminate widely and encourage positive experience in the sphere.

"VolgaTelecom" winning in "Staff qualification, system of staff training and retraining" nomination is a just appraisal of the company's activity in this trend.

Projects.

In 2006 OJSC "VolgaTelecom" realized unique personnel projects: "Personnel reserve – 2006" and "Implementation of competences Model and Uniform Policies in HR management".

The project's objectives were:

- to evolve perspective, professionally trained, having managerial potential employees of OJSC "VolgaTelecom";

- to form personnel reserve from among the employees capable to hold managerial posts.

The project's realization started on December 1, 2005.

The contest results:

- 594 questionnaires were provided;
- 102 persons were enlisted to reserve to various levels;
- 37 persons – to the post of deputy to branch director;
- 52 persons – to the post of structural sub-division director;
- As of 01.02.2007 20 persons were promoted to higher posts.

"Personnel reserve – 2006" project enabled to form quality personnel reserve. The project was further continued in the Company's such branches in Udmurtiya Republic and in the Republic of Mariy-El.

"Implementation of competences Model and Uniform policies in HR management" and also the development and correlation of training programs in order to develop corporate and special competences is of great importance for the Company. Optimization and unification of HR management business processes will enable to substantially enhance the quality of HR relations. In accordance with the plan of realization of Uniform Policies, personnel services of the Company's branches carried out the activities to work out the requirements to a post which are the basis for selection of personnel for vacant positions, for evaluation of personnel competences, for forming personnel reserve and evaluation of training efficiency. Evaluation of personnel competences results in the formation of plan of personnel training and development for the next training year.

Awarding.

Within the framework of corporate culture development OJSC "VolgaTelecom" employees were awarded departmental prizes: "Master of communication" title was bestowed to 72 employees, 11 persons were awarded "Honorary radio operator" badge. 58 persons were awarded Certificate of honor of OJSC "Svyazinvest", and 110 persons – Certificate of honor of OJSC "VolgaTelecom".

One more element of corporate culture – the Provision on Book of Honor of OJSC "VolgaTelecom" approved on 22.12.2006, which governs the procedure and defines the grounds for entering the Company's employees to Book of Honor. Publication of Book of Honor is manifestation of solid respect to the merits of employees who made particular contribution to the development of operating and social activity. The employees of branches

and General directorate, who specially distinguished themselves in labor activity, immaculately observed discipline and having at least 10 years record of work in the Company and in entities of which the Company is the legal successor are singled out for entering Book of Honor. Entering Book of Honor is made on the basis of General Director's order once a year to May 7 – Day of employees of all communication industries.

XIV. THE COMPANY'S SOCIAL RESPONSIBILITY

14.1. Environment-related and ecological activity.

The activities carried out in 2006 by the Company's environment protection sub-divisions allow for reducing the impact of productive activity on native habitat components. Stationary and switching equipment currently in operation does not have adverse effect on man and nature.

Attended lead/acid, alkaline nickel-cadmium stationary storage batteries utilized for standby electrical power are gradually replaced with leak-proof lead/acid batteries with gelled electrolyte; these new batteries meet environmental standards. Utilization of such batteries prevents the emission of sulfuric acid into open air.

In accordance with production technological regulations diesel power plants are used only in emergency situations in order to provide electric power supply, therefore their emissions are not standardized and are of short-time nature and have insignificant effect on open air.

When designing the construction of cable-line communication facilities, as agreed with the appropriate organizations the section of environment protection stipulated economic and environmental appraisal of investments in construction and environmental actions. So, when trenching and excavating for cable laying on cultivated land (plowland, pasture land, etc.) as agreed with land users the activities were carried out to recultivate the land temporarily allocated for the period of construction. Forest ranges were not cut.

According to recommendations of instructional guidelines for designing of USSR Ministry of communication "Communication cable water crossing with due account for environment protection requirements" the projects of cable water crossing stipulated the activities excluding the capability of environment pollution, and also ensuring fishery conservation when realizing these projects.

According to "Provision on assessment of impact on environment in the Russian Federation", "Manual of environmental impact audit of preliminary design and project documentation" DVB-T standard over-the-air-cable TV network is not referred to environment-damaging objects of business activity. During the entire period of operating life the equipment and cables do not have adverse impact on environment – all installed equipment does not produce noise, vibration and shaking. The materials of cable shielding and cable sheath do not send off harmful chemical substances and biowaste. Primary and optic equipment used in construction does not pollute the environment with exhaust gases and petroleum, oil, and lubricant.

In the Company's sub-divisions in the course of operating activities 35 industrial waste streams are formed. The wastes were transferred to specialized licensed organizations for their use, utilization, neutralization and burial.

14.2. Social partnership.

Availability and execution of collective agreement.

In February 2006 single Collective agreement for 2006-2008 was concluded in OJSC "VolgaTelecom". The Collective agreement is one of the most important documents defining the relations of employees and employer, including as related to employees incentive.

The Collective agreement stipulates the provision of compulsory social schemes and corporate social schemes to the employees. These are extra days to leave, pecuniary aid to employees, corporate lumpsum remuneration, payments in employee's favor. Provision of corporate social schemes contributes to employee's incentive, increases his/her income, and also secures the stay of qualified personnel at the enterprise.

In 2006 all the Company's obligations of providing social benefits and guarantees within the Collective agreement are performed in full. So, taking into account the payments of social nature the average income of OJSC "VolgaTelecom" employees for 2006 amounted to 11 594,3 rubles; the growth rate of 112,3% vs. the relevant period of 2005.

For the purpose of creating positive labor incentives of the Company's employees in 2006 the Provision on corporate emulation of OJSC "VolgaTelecom" branches collectives was approved. The objective of corporate emulation is to improve the efficiency of the branches operation, to increase profit, to enhance the quality of communication, to expand the range of provided services, to stimulate the development of new services and technologies. The results of corporate emulation will be totaled basing on the results of the branches operation for 2006 by May 7, 2007.

Intracorporate publications.

The prime tool of intracorporate communication is "VolgaTelecom" is on line" newspaper which is published since 2003. In 2006 the newspaper highlighted the topics relevant for the Company; the Company's top executives' interviews were regularly published in it. The publication wrote a lot about social and personnel topics. The topic was disclosed by publication in each issue of news from different branches, the stories about social programs carried out in the regions, portraits of persons who are creative in their work, and the contests held by the editorial staff.

During 2006 the newspaper time and again was a winner of inter-regional contests among corporate publications.

14.3. Social programs.

Non-government pension fund scheme.

As of today one of the major tasks of OJSC "VolgaTelecom" in social policy area is the creation of favorable job conditions for the employees in the Company. These conditions mean not only worthy wages but comprehensive social package, which includes non-government pension fund scheme of the Company's employees.

To this effect at the end of 2004 the Contract of non-government pension fund scheme was concluded by and between OJSC "VolgaTelecom" and non-government pension fund "Telecom-Soyuz", and on the basis of this Contract the employees are provided non-government pension insurance.

In 2006 OJSC "VolgaTelecom" allocated more than 250,8 million rubles for non-government pension insurance. More than 1 500 employees of the Company were set non-government pensions, their average size exceeded 900 rubles which is by 100 rubles more than in the past year.

- For the purpose of keeping highly qualified perspective employees at the enterprise in 2006 OJSC "VolgaTelecom" and OJSC IC "ROSNO" concluded the contract of voluntary medical insurance; according to this contract more than 460 key experts of the Company were insured. 9,44 million rubles were allocated for these purposes.
- in 2006 26 000 employees of OJSC "VolgaTelecom" were insured against industrial accidents within the framework of the contract by and between OJSC "VolgaTelecom" and CJSC "Insurance Company "COSTARS" to the total amount of 2,6 million rubles. In 2007 it is scheduled to insure 22 000 employees of the Company.

Recreation, sports-mass and other intracorporate activities.

OJSC "VolgaTelecom" pays great attention to the formation of unified corporate culture. The Company's internal policy is focused on the fact that each employee has the opportunity to develop, improving his/her professional skills and realizing his/her creative potential. "VolgaTelecom" employees are proud of the traditions of common corporate activities and holidays aimed at banding the collective together, framing common values, enhancing true corporate spirit, which beyond all doubt is one of the major factors of the Company's success.

In the reporting period the branches held traditional contests of professional skills, the activities dedicated to Day of radio were carried out, various holidays and branches anniversaries, e.g. 120-th anniversary of city exchange in Nizhny Novgorod and Samara cities.

As before, the most popular corporate events in our Company are sports events. Actually in all the branches annually there are sports events in football, volleyball, tennis, ski, chess, sports events "Father, mother and me are sports family" for the employees and their family members.

For the first time in the Company's history inter-regional corporate event was organized – "First Autumn Olympics of OJSC "VolgaTelecom" between the teams of the branches and General directorate was held.

Social benefits (provision of targeted social assistance to nonworking pensioners of the Company, to young specialists, to mothers and families having kids, availability of corporate crediting).

The Company constantly pays great attention to social programs aimed at assistance to families having kids. In accordance with the Collective agreement pecuniary aid is paid to families with many children and to unmarried mothers, disadvantaged families are partially paid for their kids stay in kindergartens, for permits to children's recreation camps, young parents are paid pecuniary aid if a kid is bourn. The Company's former employees are also paid attention to. Nonworking pensioners are paid pecuniary aid to festive dates; they are partially paid for subscriber fee of phone services. Particularly indigent lonely pensioners, upon application, were paid pecuniary aid for operations, roof repair, gas and water supply connection, etc. Since December 1, 2005 "Procedure of employees crediting under "VolgaTelecom" guarantee" is effective in the Company. In accordance with the Procedure provisions the Company acts as a guarantor for employees when they get credits in banks and is responsible to the bank for its employees' performance of credit obligations.

Industrial safety, safety arrangements and precautions, and medical service, including availability of medical insurance.

Activities of industrial control over the compliance with industrial safety requirements during operation of hazardous facilities, and of safety arrangements and precautions were carried out in accordance with Russian Federation legislation requirements.

In 2006 OJSC "VolgaTelecom" operated 200 hazardous facilities, including:

- gas consumption systems (steamshops) – 89 units;
- gas tank installation – 1 unit;
- petroleum, oil, and lubricant depots – 2 units;
- facilities where stationary installed hoisting machines are operated – 108 units. 158 hoisting machines were in operation at these facilities, including:
- hoisting cranes – 28 units;
- lifting devices (towers) – 43 units;
- elevators – 87 units.

During the reporting period there were no registered cases of emergency and individual accidents at hazardous facilities.

Total occupational traumatism reduced by 1 case vs. 2005, when 29 industrial accidents were registered.

The number of severe accidents reduced twofold (in 2005 – 4 accidents, and 2 accidents in 2006).

The number of fatal accidents reduced by 2 accidents (in 2005 – 3 accidents, and in 2006 – 1).

In the past year there were none at all group industrial accidents.

The employees engaged in heavy work and in work with occupational hazards stand compulsory preliminary and periodic health examinations to determine the fitness of these workers to perform the work and to prevent occupation diseases.

For the purpose of protection of the employees' interests in health protection, and also of compensation for harm done to their life and health when they exercised their functions under the labor contract, in OJSC "VolgaTelecom" all the employees are compulsory insured against industrial accidents and occupation diseases, and have compulsory medical social insurance policy.

Besides, blue-collar occupation employees were collectively and voluntarily insured in CJSC "Insurance Company of communication workers' trade union "COSTARS" under contract-policy № 4 "H" of 01.02.2006. Insurance contribution – 2 600 000 rubles. The number of the Company's insured employees – 26 000 persons.

The number of insurance events in 2006 – 5, out of them - 4 events with electricians and 1 event with cable splicer-cable jointer.

Voluntary medical insurance of the Company's employees is carried in OJSC "Russian insurance public company" (ROSNO); the amount of insurance contribution - 9 438 694 rubles, and the number of insured persons – 461.

Charity and sponsored program, including preservation of cultural and spiritual heritage, patronage, participation in local events and other forms of charity.

The Company established the Commission on sponsorship and charity of OJSC "VolgaTelecom", its activity is governed by the Provision "On sponsor and charity activity of OJSC "VolgaTelecom" approved by the Management board and by the Provision "On commission of sponsor and charity activity of OJSC "VolgaTelecom".

During 2006 the Commission considered more than 80 letters of employees' and pensioners' applications of pecuniary aid provision due to hard living conditions. The total amount allocated by the Company to extend pecuniary aid to "VolgaTelecom" employees and pensioners made up 1 213 365 rubles. About 650 000 rubles were allocated to extend aid to an orphan homes, boarding schools, orphan asylums and other day-care services, considerable amount of funds was allocated to sponsored institutions. Year in year out the Company extends assistance to Russian fund of history of communication (Saint-Petersburg).

Since 2003 OJSC "VolgaTelecom" is the sponsor of Nizhny Novgorod woman's field hockey team "VolgaTelecom"; the team is the basis of Russia's national team in this sport. In 2006 the team became 5 times champion of Russia, won European Champion's Cup and Russia's Cup third time at a run.

XV. INFORMATION ABOUT THE COMPANY'S BODIES

- General meeting of stockholders – supreme management body of the Company;
- Board of directors;
- General Director;
- Management board;
- Auditing committee.

15.1. The Board of directors.

1. The structure of the Board of directors functioning before annual general meeting of shareholders in 2006:

1. Belyaev Konstantin Vladimirovich
2. Andreev Vladimir Alexandrovich
3. Bobin Maxim Victorovich
4. Bulancha Sergey Anatolievich
5. Grigorieva Alla Borisovna
6. Degtyarev Valeryi Victorovich
7. Kuznetsov Sergey Ivanovich
8. Kulikov Denis Victorovich
9. Slizen Vitalyi Alexandrovich
10. Fedorov Oleg Romanovich
11. Chernogorodskyi Sergey Valerievich

2. Quantitative and personal structure of operating Board of directors:

The Board of directors is the Company's collegial management body carrying out general management of the Company's activity.

The Company's Board of directors is elected annually by the annual general meeting of shareholders with the structure of 11 persons by cumulative voting.

At the annual general meeting of shareholders held on June 26, 2006 the Board of directors was elected in the following structure:

Table 12.

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Other posts held	Citizenship	Possession of the Company's shares	Record of work in OJSC "VolgaTelecom" Board of directors
1.	Kuznetsov Sergey Ivanovich	1953	Postsecondary education, North-West corresponding polytechnic institute; Columbia university business school (NY); Business school of Fuke university of business management	Chairman of the Board of directors of OJSC "VolgaTelecom"	Member of the Board of directors of: OJSC "Sibirtelecom", OJSC "Rostelecom", OJSC "CenterTelecom"	RF	Does not possess the Company's shares	Since 2005
2.	Andreev Vladimir Alexandrovich	1951	Postsecondary education, Kuibyshev electrotechnical institute of communication	Rector of Povolzhskyi state academy of telecommunications and informatics	None	RF	Does not possess the Company's shares	Since 2004
3.	Bulancha Sergey Anatolievich	1959	Postsecondary education, Odessa electrotechnical institute of communication after A.S.Popov	Deputy to the head of Federal Agency of Communications	Member of the Board of directors of: OJSC "MMTC-9"	RF	Does not possess the Company's shares	Since 2005
4.	Grigorieva Alla Borisovna	1967	Postsecondary education, Alma-Ata institute of national economy	Deputy to the director of the Department of corporate governance and legal provision of OJSC "Svyazinvest"	Member of the Board of directors of: OJSC "Uralsvyazinform"	RF	Stake in charter capital-0,00122% Preferred registered shares - 2 000 pieces, Ordinary registered shares - 2 007 pieces	Since 1996

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Other posts held	Citizenship	Possession of the Company's shares	Record of work in OJSC "VolgaTelecom" Board of directors
5.	Degtyarev Valeryi Victorovich	1957	Postsecondary education, Omsk institute of engineers of railroad transportation; Saint-Petersburg state university of economics and finances; Ph.D. (engineering science); Ph.D. (economics)	General Director of CJSC "Professional Telecommunications"	Member of the Board of directors of: CJSC "Professional Telecommunications", CJSC "RadioTel", OJSC "CenterTelecom", OJSC "Dalsvyaz", OJSC "Rostelecom", OJSC "Tetrasvyaz"	RF	Does not possess the Company's shares	Since 2004
6.	Enin Evgenyi Petrovich	1958	Postsecondary education, Leningrad State University after A.A. Zhdanov	Deputy to director of Non-Commercial Partnership "Russian institute of directors"	Member of the Board of directors of: OJSC "Southern Telecommunication Company", OJSC "Uralsvyazinform"	RF	Does not possess the Company's shares	Since 2006
7.	Morozov Andrey Vladimirovich	1978	Postsecondary education, Russian Law Academy of RF Ministry of justice	Chief of legal sector of Moscow's representation office of "NCH Advisors, Inc."	None	RF	Does not possess the Company's shares	Since 2006
8.	Omelchenko Sergey Valerievich	1963	Postsecondary education, Novocherkassk military academy	OJSC "VolgaTelecom" General Director	Chairman of the board of directors of: CJSC "NSS", CJSC "Orenburg-GSM" Member of the Board of directors of: OJSC "TATINCOM-T", OJSC "VolgaTelecom" Member of Management board of:	RF	Does not possess the Company's shares	Since 2005

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Other posts held	Citizenship	Possession of the Company's shares	Record of work in OJSC "VolgaTelecom" Board of directors
					NCP "Center for investigation of telecommunications development problems" Chairman of the Management board of: OJSC "VolgaTelecom"			
9.	Savchenko Victor Dmitrievich	1960	Postsecondary education, Moscow State University after M.V. Lomonosov	Executive director – director of the Department of corporate governance and legal provision of OJSC "Svyazinvest"	Member of the Board of directors of: OJSC "MGTS", OJSC "CenterTelecom", OJSC "Information technologies of communication"	RF	Does not possess the Company's shares	2003–2005. Since 2006 – present time
10.	Fedorov Oleg Romanovich	1968	Postsecondary education, Moscow State University after M.V. Lomonosov	Executive director of CJSC "Joint financial group"	Member of the Board of directors of: Association for investors rights protection	RF	Does not possess the Company's shares	Since 2003
11.	Chernogorodskyi Sergey Valerievich	1977	Postsecondary education, Moscow state institute of foreign relations; Moscow higher school of social and economic relations; Manchester university	Director of the Department of joint-stock capital of OJSC "Svyazinvest"	Member of the Board of directors of: CJSC "NSS"	RF	Does not possess the Company's shares	Since 2003

3. Data on independent directors present in the structure of the Board of directors.

According to Supplement 1 to the Provision approved by RF FSFM order № 06-68/пз-н of 22.06.2006 the Company's Board of directors comprises 5 independent directors: Andreev V.A., Degtyarev V.V., Enin E.P., Morozov A.V., and Fedorov O.R.

In 2006 the Board of directors' structure was elected once in accordance with annual general shareholders meeting held on June 26, 2006.

4. Information about remuneration of the Board of directors' members (criteria of defining and individual size of remuneration (reimbursement of expenses) of the members of the Company's Board of directors), the specified remuneration being paid in the reporting year.

The members of the Company's Board of directors during the performance of their duties are paid remuneration and compensations for expenses related to the performance of their duties of the members of the Board of directors.

Remuneration to the members of the Board of directors consists of quarterly and annual one.

Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

The remuneration of the Board of directors' Chairman is established with the coefficient 1,5.

Quarterly remuneration of a member of the Board of directors is decreased by:

30% - in case of his/her presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he/she participated in less than half of all held sessions of the Board of directors.

For the quarter, in which the re-election of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire structure of the Company's Board of directors is established as the sum of deductions according to rates (percent):

- of the Company's EBITDA by IFRS accounting statement data for the reporting year;
- of the Company's net profit by the results of the reporting year, allocated to the payment of dividends.

Annual remuneration is distributed among all members of the Board of directors in equal shares.

Annual remuneration of a member of the Board of directors is decreased by 50% in case of his/her participation in less than half of all Board of directors sessions held during the period of his/her term of office.

The rates (percent) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders general meeting electing the specified structure of the Board of directors.

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' structure.

The Board of directors' members who are the members of the Company's Board of directors committee, are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees' members, in the amount of 40 000 rubles (for participation in each Committee), herewith the Board of directors' member may not be in more than two Board of directors' committees simultaneously.

According to the resolution of the annual general meeting of shareholders of June 26, 2006, (minutes № 6), the following rates (percent) of deductions are approved for calculating

annual remuneration to the Board of directors' members being elected at the specified annual general meeting of shareholders:

- in the amount of 0,26% (twenty six hundredth of percent) of the Company's EBITDA by IFRS accounting statement data for 2006;
- in the amount of 0,78% (seventy eight hundredth of percent) of the Company's net profit for 2006 allocated to the payment of dividends".

For the Chairman of a committee of the Board of directors the specified increment is established with coefficient of 1,25.

Board of directors' members are entitled to participate in options programs realized by the Company. In the reporting period the Company did not realize the option programs for the Board of directors' members.

The emoluments of the members of the Company's Board of directors for 2006 amount to 15 987 808,66 rubles.

5. Data on availability and the structure of the committees with the Board of directors.

On July 31, 2006 the following Committees with the Board of directors were established:

Corporate governance committee

1. Grigorieva Alla Borisovna - The Committee's Chairman
2. Morozov Andrey Vladimirovich
3. Pokrovskaya Nataliya Ivanovna
4. Fedorov Oleg Romanovich
5. Chernogorodskyi Sergey Valerievich

Strategic development committee

1. Andreev Vladimir Alexandrovich - The Committee's Chairman
2. Bulancha Sergey Anatolievich
3. Degtyarev Valeryi Victorovich
4. Omelchenko Sergey Valerievich
5. Fedorov Oleg Romanovich

Staff and rewards committee

1. Morozov Andrey Vladimirovich - The Committee's Chairman
2. Grigorieva Alla Borisovna
3. Enin Evgenyi Petrovich
4. Savchenko Victor Dmitrievich

Committee for audit

1. Degtyarev Valeryi Victorovich - The Committee's Chairman
2. Enin Evgenyi Petrovich
3. Chernogorodskyi Sergey Valerievich

6. Data on transactions on acquisition or carve-out of the Company's shares during the reporting year by the members of the Company's Board of directors (in accordance with order of RF FSFM of October 10, 2006 № 06-117/пз-н "On approval of the provision on information disclosure by the issuers of issuing securities").

The members of the Company's Board of directors did not make transactions of acquisition or carve-out of OJSC "VolgaTelecom" shares during the reporting year (in accordance with order of RF FSFM of October 10, 2006 № 06-117/пз-н "On approval of the provision on information disclosure by the issuers of issuing securities").

15.2. General Director.

1. Data on the person holding the post of the single executive body.

General Director is the single executive body carrying out management of the Company's current activity. The General Director is appointed by the Company's Board of directors.

Omelchenko Sergey Valerievich was appointed General Director of OJSC "VolgaTelecom" in April 2005.

Omelchenko Sergey Valerievich was borne in 1963.

In 1984 he graduated from Novocherkassk higher military command academy, qualification – electric conduction communication facilities exploitation.

From 1980 till 1991 he served in RF Armed forces.

After termination of military service he started his activity in Bataisk town of Rostov oblast as an installer of small enterprise "Module"; in 1993-1997 he headed the linearly repair team of Technical trunk communication center-3, worked as the chief expert of the wire trunk service of Territorial center for DLD communications and television-9, from 1997 till 2002 he was chief engineer, and later - the director of Technical trunk communication center-3.

From January 2002 till April 2005 he headed the Volga branch of OJSC "Rostelecom".

Criteria of definition and the size of emoluments of the Company's General Director are stipulated by terms and conditions of the labor contract.

The amount of payments made to the Company's General Director for 2006 - 6 575 532,76 rubles (exclusive of his emoluments as the member of the Management board).

S.V.Omelchenko does not hold the Company's shares.

2. Data on transactions on acquisition or carve-out of the Company's shares during the reporting year by the Company's General Director (in accordance with order of RF FSFM of October 10, 2006 № 06-117/пз-н "On approval of the provision on information disclosure by the issuers of issuing securities").

The Company's General Director did not make transactions of acquisition or carve-out of OJSC "VolgaTelecom" shares during the reporting year (in accordance with order of RF FSFM of October 10, 2006 № 06-117/пз-н "On approval of the provision on information disclosure by the issuers of issuing securities").

15.3. Management board.

Information about the Company's Management board:

The Management board is a collegial executive body organizing the fulfillment of resolutions of stockholders general meeting and of the Company's Board of directors.

In 2006 the Company's Management board held 50 sessions at which 475 issues were considered.

1. Quantitative and individual structure of current Management board.

Quantitative and individual structure of the Management board is defined by the decision of the Company's Board of directors following the proposal of the General Director, members of the Company's Board of directors.

On July 31, 2006 the Board of directors upon the recommendation of the General Director formed the Company's Management board to the number of 10 persons in the following structure:

1. Omelchenko S.V.
2. Astakhova S.L.

3. Ganeeva A.A.
4. Dyakonov M.V.
5. Ershov O.V.
6. Ketkov A.Yu.
7. Kormilitsyna L.A.
8. Petrov M.V.
9. Pozdnyakov D.V.
10. Popkov N.I.

On December 22, 2006 according to the Board of directors' decision the quantitative and individual structure of OJSC "VolgaTelecom" Management board was changed - the authority of Kormilitsyna L.A. and Ganeeva A.A. were early terminated, and Ulyanov Vladimir Vasilievich was appointed a member of OJSC "VolgaTelecom" Management board; the Company's Management board consists of 9 persons.

Quantitative and individual structure of the Company's Management board, as of December 31, 2006.

Table 13.

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Time of post holding	Other posts held in the Company and in other organizations	Shares possession
1.	Omelchenko Sergey Valerievich	1963	Postsecondary education, Novocherkassk higher military command academy.	Chairman of the Management board – OJSC "VolgaTelecom" General Director	Since 2005	Chairman of the Board of directors of: CJSC "Orenburg -GSM", CJSC "NSS". Member of the Board of directors of: OJSC "NATINCOM-T", OJSC "VolgaTelecom". Member of supervisory Council of NCP "Center of investigations of telecommunication development problems"	Does not possess the Company's shares
2.	Astakhova Svetlana Leonidovna	1974	Postsecondary education, All-union corresponding financial and economic institute; Nizhny Novgorod state university after N.I. Lobachevsky	Deputy to the General Director of the joint-stock company – personnel director	Since 2005	None	Does not possess the Company's shares
3.	Dyakonov Mikhail Vasilievich	1954	Postsecondary education, Mordovian state university after N.P. Ogarev	Deputy to the General Director of the joint-stock company for capital construction	Since 1999	None	Does not possess the Company's shares
4.	Ershov Oleg Vladimirovich	1977	Postsecondary education, Nizhny Novgorod commercial institute	Deputy to the General Director of the joint-stock company – commercial director	Since 2005	Member of the Board of directors of: CJSC "RTCOM", OJSC "NATINCOM-T".	Does not possess the Company's shares
5.	Ketkov Alexander Yulievich	1972	Postsecondary education, Nizhny Novgorod state university after N.I. Lobachevsky	Deputy to the General Director of the joint-stock company – technical director	Since 2006	Chairman of Supervisory Council of CJSC "Transsvyaz"	Does not possess the Company's shares
6.	Petrov Mikhail Victorovich	1973	Postsecondary education, Saratov technical university	Deputy to the General Director of the joint-stock company	Since 2005	Chairman of the Board of directors of: CJSC "Ulyanovsk-GSM", OJSC "NATINCOM-T", CJSC "Saratov Mobile",	Does not possess the Company's shares

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Time of post holding	Other posts held in the Company and in other organizations	Shares possession
						CJSC "RTCOM". Member of the Board of directors of: CJSC "NSS", CJSC "Orenburg-GSM", CJSC "Ulyanovsk-GSM", CJSC "Saratov Mobile", CJSC "Narodnyi telephone Saratov". Chairman of Management board of CJSC "NSS"	
7.	Pozdnyakov Denis Vyacheslavovich	1976	Postsecondary education, Saint-Petersburg state sea technical university, Ph.D. (economics)	First deputy to the General Director of the joint-stock company for economics and finances	Since 2005	Member of the Board of directors of: OJSC "NATINCOM-T", CJSC "RTCOM", CJSC "NSS"	Does not possess the Company's shares
8.	Popkov Nikolai Ivanovich	1973	Postsecondary education, Nizhny Novgorod state university after N.I. Lobachevsky	OJSC "VolgaTelecom" chief accountant	Since 2003	None	Does not possess the Company's shares
9.	Ulyanov Vladimir Vasilievich	1951	Postsecondary education, technological college-factory with Karaganda steel plant in Temirtau town	Deputy to the General Director for security	Since 2006	None	Does not possess the Company's shares

The members of the Company's Management board during the term of their duties performance are paid emoluments and compensations for the expenses related to their performance of functions of the Management board members, as stipulated by the Provision on the Company's Management board approved by general meeting of the Company's stockholders. The size and the procedure of emoluments payment and also emoluments distribution among the Management board members are defined by the decision of the Company's Board of directors according to the Provision on remuneration of OJSC "VolgaTelecom" Management board members, the specified Provision being approved on March 29, 2005, and amendments introduced into the Provision on remuneration of Management board members and approved by the Company's Board of directors on December 22, 2006. The Management board members are entitled to participate in option programs carried out by the Company.

The emoluments paid to the Company's Management board members for 2006 amount to 6 336 847,82 rubles.

2. Data on transactions on acquisition or carve-out of the Company's shares during the reporting year by the members of the Company's Management Board (in accordance with order of RF FSFM of October 10, 2006 № 06-117/пз-н "On approval of the provision on information disclosure by the issuers of issuing securities").

The members of Company's Management board (of the structure as of 31.12.2006) did not make transactions of acquisition or carve-out of OJSC "VolgaTelecom" shares during the reporting year (in accordance with order of RF FSFM of October 10, 2006 № 06-117/пз-н "On approval of the provision on information disclosure by the issuers of issuing securities").

15.4. Auditing committee.

1. Quantitative and individual structure of current Auditing committee.

Auditing committee is the Company's independent body of control elected at the annual general meeting of shareholders for the period till the next annual general meeting of shareholders, and consisting of 5 persons.

The control over OJSC "VolgaTelecom" financial-economic activity is performed by the Auditing committee elected at the annual general meeting of shareholders on June 26, 2006 in the following structure:

Table 14.

№	Surname, name and patronymic name	Place of employment and work status
1.	Koroleva Olga Grigorievna	Chairman of the Company's Auditing committee, OJSC "Svyazinvest" chief accountant
2.	Belyakova Nataliya Yurievna	Deputy to the director of finances department of OJSC "Svyazinvest"
3.	Golubitskyi Bogdan Ivanovich	Chief of sector of the Department of economic planning and budgeting of OJSC "Svyazinvest"
4.	Zubova Tatiana Yurievna	Deputy to the chief of sector of methodology of the Department of accounting of OJSC 'Svyazinvest"

2. Information about the Company's Auditing committee activity.

The activity of the Auditing committee was conducted in the following areas:

- The check of legality of decisions and acts of the Company's executive officers, inclusive of made transactions;

- The check of compliance of conditions of transactions made by the Company with the conditions of transactions, made in comparable circumstances;
- Compliance with industry legislation requirements in communication area;
- Compliance with established procedures of bookkeeping;
- Organization of internal control;
- Observance of budgetary discipline;
- Validation of data contained in annual statements for 2006.

The Auditing committee held 7 sessions. The sampling check of financial and economic activity of General directorate, Nizhny Novgorod, Saratov, Samara and Orenburg branches of the Company for 2006was carried out.

By the results of activities OJSC "VolgaTelecom" Auditing committee report for 2006 was made. The infringements detected by the Auditing committee do not have material effect on the reliability of OJSC "VolgaTelecom" accounting statement for 2006.

XVI. INFORMATION ABOUT THE COMPANY'S COMPLIANCE WITH CORPORATE GOVERNANCE CODE

16.1. Information about the Company's corporate governance Code.

Introduction of corporate governance principles and rules into day-to-day activity contributes to the Company's successful development, expressed in the first instance in long-term perspectives of the Company's development, increase in its investment attractiveness. Steadfast compliance with the Code is aimed at creation and maintaining reliable partnership relations with shareholders, employees, clients and other interested persons of the Company and at formation of the Company's positive image upon the whole.

OJSC "VolgaTelecom" corporate governance Code was approved by the Company's Board of directors on March 11, 2004, the changes were introduced on September 24, 2004, May 20, 2005 and September 20, 2006.

The latest changes put in force article 11 "Corporate ethics" containing ethic norms of business communication which are the basis of the Company's corporate governance policy formation.

Within the framework of enhancement of corporate governance efficiency the Committee for corporate governance with Board of directors agreed upon the Provision on settlement of corporate conflicts of OJSC "VolgaTelecom"; this Provision was approved by the Company's Management board on December 14, 2006.

By declaring its intention to comply with the provisions of corporate governance Code, the Company assumed the liability to improve the Company's corporate governance in accordance with the principles ensuring:

- Actual opportunity for the stockholders to exercise their rights related to participation in the Company;
- Equal treatment of stockholders possessing the shares of the same type (category), including minority and foreign stockholders;
- Exercising by the Board of directors of strategic management of the Company's activity and efficient control by the Board of directors over the activity of the Company's executive bodies, and also the accountability of the members of the Board of directors to the Company's stockholders;
- Reasonable and bona fide exercising by the Company's executive bodies of efficient management of the Company's current activity in the interests of ensuring its long-term, stable development and obtaining profit by the stockholders from this activity; the accountability of executive bodies to the Company's Board of directors and its stockholders;

- Timely disclosure of exact and true information about the Company, including about its financial status, economic indicators, the structure of property and management, essential corporate actions in order to ensure the opportunity to take informed decisions by the Company's stockholders and investors;
- Efficient control over the Company's financial-economic activity in order to protect the rights and legitimate interests of the stockholders;
- Observance of legitimate rights of the Company's employees, development of partnership relations between the Company and the employees in solution of social issues and regulation of labor conditions;
- Active cooperation of the Company with investors, creditors and other interested parties in order to increase the Company's value, including the growth of its assets, the price of shares and other securities, raising its reputation.

The principles and the rules of OJSC "VolgaTelecom" Code of corporate governance meet international standards of corporate governance practice and contain requirements to the functioning of the Company's bodies of management and control and to observance of high ethic norms and business communication culture by all persons of the Company.

On June 26, 2006 the annual general meeting of shareholders elected the Company's Board of directors by cumulative voting to the number of 11 persons. The following five members of OJSC "VolgaTelecom" Board of directors are recognized as independent directors: Andreev V.A., Degtyarev V.V., Enin E.P., Morozov A.V. and Fedorov O.R. Besides independent directors the Board of directors comprises one executive director (Omelchenko S.V. – OJSC "VolgaTelecom" General Director) and five non-executive directors. In experts' opinion, such structure of the Board of directors is balanced which enables the Board of directors to make informed and efficient decisions and contributes to the respect of interests of all Company's shareholders.

All members of the Company's Board of directors are professionals; each of them applies their knowledge, experience and skills to organize the Company's activity for the achievement of the highest objectives.

In 2006 the Board of directors was headed by Kuznetsov Sergey Ivanovich who has vast experience of work in communication industry, skillfully guides the Board of directors' activity to the solution of the most important issues facing both the Company and telecommunication market upon the whole.

The Board of directors is balanced in professional aptitude. It comprises the specialists in telecommunications, economists, and lawyers, specialists in securities market and in corporate governance.

For the purpose of efficient performance of the Board of directors' functions in the light of requirements of OJSC "VolgaTelecom" corporate governance Code, the Board of directors' Committees are operating: the Committee for audit, corporate governance committee, strategic development committee and staff and rewards committee. The BoD committees' activity is governed by the relevant Provisions on each of the committee.

The Committees preliminary consider the issues referred to the competence of the Board of directors, and prepare the recommendations on them for the Board of directors, and also agree upon some of the issues not referred to the Board of directors competence but requiring more competent and careful approach when resolving them.

Since August 19, 2004 the institute of Corporate secretary is effective in OJSC "VolgaTelecom". The Corporate secretary is an authorized person whose tasks are to ensure the observance of the rules and procedures of corporate governance guaranteeing realization of the rights and interests of shareholders by bodies and officials of the Company and to organize interaction between the Company and its stockholders. With a view of providing for the effective performance by the Corporate secretary of his/her duties, the back office of the Corporate secretary of the Company was established. The Company's Corporate secretary and the back office of the Corporate secretary carry out their activity in accordance with current

legislation, the Company's Charter, the Company's internal documents and also with the resolutions of general meeting of shareholders and the Company's Board of directors.

In 2006 basing on the results of the activity, OJSC "VolgaTelecom" Corporate secretary Mrs. Nataliya Pokrovskaya became a winner of All-Russia contest "Leaders in corporate governance-2006" in "The best corporate secretary" nomination; the contest was held by the Association for investors rights protection.

In accordance with the Code of corporate governance requirements in OJSC "VolgaTelecom" there is the service of internal control over the Company's financial-economic activity independent of the Company's executive bodies.

The department of internal audit of the Company comprises the following structural sub-divisions:

- sector of internal audit;
- sector of internal audit methodology;
- service of internal audit of the Company's branches.

In accordance with the audit plan of financial-economic activity of branches and their structural sub-divisions for 2006 approved by the Company's Board of directors on 09.12.2005, OJSC "VolgaTelecom" department of internal audit conducted 5 audits of branches including 4 complex and 1 case audits; 70 audits of structural sub-divisions of the Company's branches including 27 complex and 43 case audits. Besides, the employees of the Department and services of internal audit were engaged in 4 unscheduled check-outs of the branches, and the employees of internal audit services in 12 unscheduled check-outs of structural sub-divisions of the Company's branches. In 2006 the Department had been carrying out the activities of searching the ways of improving the quality and efficiency of audits. With obvious advantage of complex audits comprising overall estimate of the activity of checked structural sub-division, the complex audits have a number of material weaknesses (low efficiency, high costs for their conduct). That is why along with complex audits it is necessary to implement case audits, as deeper and more concentrated on priority activity trends, into practice. The department of internal audit monitors and controls the performance of plan of measures of remedy of violations revealed during the audits. In the course of monitoring the Department interacts with operating services to estimate the performance of the plan of measures.

16.2. Report on compliance with recommendations of FCSM's Code of corporate governance.

Table 15.

№	Provision of corporate governance Code	Observed or not observed	Comment
	General meeting of stockholders		
1.	Notification of stockholders on holding of general meeting of stockholders at least 30 days prior to the date of its holding irrespective of the issues included into the agenda, if legislation does not stipulate longer period.	Observed	Item 12.12 of the Company's Charter.
2.	Availability with the stockholders of the capability to get familiarized with the list of persons having the right to participate in general meeting of stockholders starting from the date of announcing the holding of general meeting of stockholders and to the closing of formal general meeting of stockholders, and in case of absentee general meeting of stockholders – to the date of the end of acceptance of the voting ballots.	Observed	Item 7.5. of the Company's Charter.
3.	Availability with the stockholders of capability to get familiarized with the information (materials) subject to provision during the preparation to holding general meeting of stockholders by means of electronic	Observed	The Company has the web-site in the Internet: www.vt.ru, where the information provided to shareholders at the preparation for the meeting is

	facilities, the Internet including.		posted.
4.	Availability with a stockholder of capability to bring forward the motions into the agenda of the general meeting of stockholders or to demand the convocation of general meeting of stockholders without providing an extract from the stockholders' register, if his/her rights for the shares are accounted in the system of stockholders' register keeping, and in case if his/her rights for shares are accounted at custody account, - it is sufficient to provide an extract from the custody account to exercise the above rights.	Observed	Item 12.6. of the Company's Charter, item 2.6. of the Provision on the procedure of holding general meeting of the Company's stockholders.
5.	Availability in the Company's Charter or in internal documents of the requirement of obligatory presence of the General Director, members of the Management board, members of the Board of directors, members of the Auditing committee and the Company's auditor at the general meeting of stockholders.	Observed	Item 12.17. of the Company's Charter, item 3.17. of the Company's Code of corporate governance
6.	Obligatory presence of nominees at general meeting of stockholders during consideration of issues of electing the members of the Board of directors, the General Director, members of the Management board, members of the Auditing committee, and also of the issue of the approval of the joint-stock company's auditor.	Observed	The Company provides for the presence of nominees to the Company's bodies of management and control at general meeting of stockholders.
7.	Availability in the Company's internal documents of the procedure of registration of the participants of general meeting of stockholders.	Observed	Items 3.4. and 8.1. of the Provision on the procedure of holding general meeting of stockholders of the Company.
	The Board of directors		
8.	Availability in the joint-stock company's Charter of the authority of the Board of directors to approve annual financial-economic plan of the joint-stock company.	Observed	Sub-item 1 of item 13.4 of the Company's Charter.
9.	Availability of the procedure of risk management in the joint-stock company approved by the Board of directors,	Observed	It is implemented in accordance with the Company's quality management system; the Provision on the Company's budgeting.
10.	Availability in the joint-stock company's Charter of the right of the Board of directors to take a decision to suspend the powers of the General Director being appointed by the stockholders' general meeting.	Observed	Sub-item 26 of item 13.4, item 15.5 of the Company's Charter.
11.	Availability in the joint-stock company's Charter of the right of the Board of directors to establish the requirements to the qualification and to the size of emoluments of the General Director, members of the Management board, heads of the basic structural sub-divisions of the joint-stock company.	Observed	Sub-item 33 of item 13.4; item 14.7; item 15.4. of the Company's Charter.
12.	Availability in the joint-stock company's Charter of the right of the Board of directors to approve the terms and conditions of contracts with the General Director and the members of the Management board.	Observed	Sub-item 33 of item 13.4 of the Company's Charter.
13.	Availability in the joint-stock company's Charter or in the internal documents of the requirement that when approving the terms and conditions of contracts with the General Director (managing organization, manager) and with the members of the Management board, the votes of the members of the Board of directors who are being the General Director and the members of the Management board are not taken into account during the vote tabulation.	Not applicable	-
14.	Availability in the structure of the joint-stock company's Board of directors of at least 3	Observed	The following directors: Andreev V.A., Degtyarev V.V. Enin E.P., Morozov

	independent directors meeting the requirements of the corporate governance Code.		A.V. and Fedorov O.R. meet the requirements of item 2 of Supplement 1 to the Provision approved by RF FSFM order №06-68/пз-н of 22.06.2006.
15.	The absence in the structure of the joint-stock company's Board of directors of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market.	Observed	-
16.	The absence in the structure of the joint-stock company's Board of directors of the persons who are participants, general director (manager), members of the management body or an employee of a legal entity competing with the joint-stock company.	Observed	-
17.	Availability in the joint-stock company's Charter of the requirement of electing the structure of the Board of directors by cumulative voting.	Observed	Item 13.2 of the Company's Charter.
18.	Availability in the joint-stock company's internal documents of the duty of the members of the Board of directors to abstain from actions that will result in or potentially may result in the occurrence of conflict between their interests and the joint-stock company's interests, and in case of occurrence of such a conflict – of the duty to disclose the information about this conflict to the Board of directors.	Observed	Item 4.20 of corporate governance Code; item 3.2 of the Provision on the Board of directors.
19.	Availability in the joint-stock company's internal documents of the duty of the members of the Board of directors to notify in writing the Board of directors on the intent to make transaction with the securities of the joint-stock company where they are the members of the Board of directors, or with the securities of subsidiary (associated) companies, and also to disclose the information on transactions with such securities made by them.	Observed	Item 4.20. of corporate governance Code; Item 3.3 of the Provision on the Procedure of using the information on OJSC "VolgaTelecom" activity, on its securities and transactions with them, the specified information not being accessible to the public, and its misuse or disclosure is capable to affect materially the market value of OJSC "VolgaTelecom" securities. Item 6 of Supplement 1 to the Provision approved by RF FSFM order №06-68/пз-н of 22.06.2006.
20.	Availability in the joint-stock company's internal documents of the requirement that the sessions of the Board of directors should be held at least once in six weeks.	Observed	Item 6.2. of the Provision on the Company's Board of directors, Item 4.8. of the Company's corporate governance Code.
21.	Holding of sessions of the joint-stock company's Board of directors during the year for which the Company's annual report is drawn up with periodicity of at least one time in six weeks.	Observed	-
22.	Availability in the joint-stock company's internal documents of the procedure of holding the sessions of the Board of directors.	Observed	Chapter 6 of the Provision on the Company's Board of directors.
23.	Availability in the joint-stock company's internal documents of the provision that it is necessary for the Board of directors to approve the Company's transactions for the amount of 10 and more per cent of the joint-stock company's asset value, excluding the transactions made in the course of ordinary economic activity.	Observed	Sub-item 19 and 20 of item 13.4. of the Company's Charter.
24.	Availability in the joint-stock company's internal documents of the right of the members of the Board of directors to receive the information required for the	Observed	Item 3.4. of the Provision on the Company's Board of directors.

	performance of their duties from executive bodies and heads of basic structural sub-divisions of the joint-stock company, and also of the responsibility for non-providing such information.		
25.	Availability of the committee of the Board of directors for strategic planning or assignment of functions of the said committee to other committee (except for the committee for audit and for the staff and rewards committee).	Observed	Item 4.24. of the Company's corporate governance Code. There is the strategic development committee with the Board of directors.
26.	Availability of the committee of the Board of directors (committee for audit) which recommends the joint-stock company's auditor to the Board of directors and interacts with the auditor and the joint-stock company's auditing committee.	Observed	Item 4.24. of the Company's corporate governance Code, Item 3 of Supplement 1 to the Provision approved by RF FSFM order №06-68/пз-н of 22.06.2006
27.	Availability in the structure of the committee for audit of only independent and non-executive directors.	Observed	Item 3 of Supplement 1 to the Provision approved by RF FSFM order №06-68/пз-н of 22.06.2006
28.	Performance of management of the committee for audit by an independent director.	Observed	Item 3 of Supplement 1 to the Provision approved by RF FSFM order №06-68/пз-н of 22.06.2006. The committee's chairman is Degtyarev V.V.
29.	Availability in the joint-stock company's internal documents of the right for access of all members of the committee for audit to any documents and information of the joint-stock company provided they do not disclose confidential information.	Observed	Item 4.21. of the Company's corporate governance Code.
30.	Establishment of the committee of the Board of directors (staff and rewards committee), its function being definition of criteria of selecting the candidates to the members of the Board of directors and formulation of the joint-stock company's policy in remuneration area.	Observed	Item 4.23. of the Company's corporate governance Code, Item 4 of Supplement 1 to the Provision approved by RF FSFM order №06-68/пз-н of 22.06.2006.
31.	Performance of management of the staff and rewards committee by an independent director.	Observed	Item 4 of Supplement 1 to the Provision approved by RF FSFM order №06-68/пз-н of 22.06.2006. The committee's chairman is Morozov A.V.
32.	The absence of the joint-stock company's office holders in the structure of the staff and rewards committee.	Observed	Item 4 of Supplement 1 to the Provision approved by RF FSFM order №06-68/пз-н of 22.06.2006.
33.	Establishment of the risk committee of the Board of directors or assignment of functions of the said committee to other committee (except for the committee for audit and the staff and rewards committee).	Observed partially	The committee for audit.
34.	Establishment of the corporate conflict settlement committee of the Board of directors or assignment of functions of the said committee to other committee (except for the committee for audit and the staff and rewards committee).	Observed	Item 4.24. of the Company's corporate governance Code. Corporate governance committee.
35.	The absence of the joint-stock company's office holders in the structure of the corporate conflict settlement committee.	Observed	Corporate governance committee does not comprise the Company's office holders.
36.	Performance of management of the corporate conflict settlement committee by an independent director.	Observed partially	The committee is headed by a non-executive director.
37.	Availability of the joint-stock company's internal documents, stipulating the procedure of formation and operation of the committees of the Board of directors, the documents being approved by the Board of directors.	Observed	The Provisions on the committees of Company's Board of directors.
38.	Availability in the joint-stock company's Charter of the procedure of defining the quorum of the Board of directors allowing for providing for compulsory participation of independent directors in the sessions	Observed partially	Items 13.6; 13.7; 13.12; 13.13 of the Company's Charter.

	of the Board of directors.		
	Executive bodies		
39.	Availability of collegial executive body (the Management board) of the joint-stock company.	Observed	Article 14 of the Company's Charter, Item 5 of Supplement 1 to the Provision approved by RF FSFM order №06-68/пз-н of 22.06.2006.
40.	Availability in the joint-stock company's Charter or in the internal documents of the provision on the necessity of the Management board's approval of real estate transactions, of the joint-stock company's obtaining the credits, if the specified transactions are not related to material transactions and their making is not related to the joint-stock company's ordinary economic activity.	Observed	Sub-item 5 of item 14.4. of the Company's Charter.
41.	Availability in the joint-stock company's internal documents of reconciliation procedure of operations falling outside the scope of the joint-stock company's financial-economic plan.	Observed	Sub-item 2 of item 13.4. of the Company's Charter.
42.	The absence in the structure of the Company's executive bodies of the persons who are a participant, general director (manager), a member of the management body or an employee of a legal entity competing with the joint-stock company.	Observed	-
43.	The absence in the structure of the joint-stock company's executive bodies of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market. If the functions of a single executive body are carried out by a managing organization or by a manager – compliance of general director and members of management board of managing organization or a manager with the requirements made to the General Director and members of the Management board of the joint-stock company.	Observed	-
44.	Availability in the joint-stock company's Charter or in the internal documents of prohibition to a managing organization (a manager) to carry out similar functions in a competing company, and also to be in any property relations with the joint-stock company apart from rendering the services of a managing organization (a manager).	The control pattern is not applicable.	-
45.	Availability in the joint-stock company's internal documents of the duty of executive bodies to abstain from actions that will result in or potentially may result in the occurrence of conflict between their interests and the joint-stock company's interests, and in case of such conflict occurrence – the duty to inform the Board of directors about it.	Observed	Article 10 of the Company's corporate governance Code.
46.	Availability in the joint-stock company's Charter or in the internal documents of the criteria of selection of a managing organization (a manager).	The control pattern is not applicable.	-
47.	Provision by the joint-stock company's executive bodies of monthly reports on their work to the Board of directors.	Observed	-
48.	Incorporation of responsibility for the breach of provisions about using confidential and insider information in the contracts concluded by the joint-stock company with the General Director (a managing	Observed	Item 3.1.10 of the labor contract with the General Director, and also the Provision on the protection of the Company's confidential information.

	organization, a manager). and the members of the Management board.		
	The Company's secretary		
49.	Availability in the joint-stock company of a special office holder (the Company's secretary), whose task is to ensure the compliance of the joint-stock company's bodies and office holders with the procedural requirements guaranteeing realization of rights and legitimate interests of the Company's stockholders.	Observed	-
50.	Availability in the joint-stock company's Charter or in the internal documents of the procedure of appointment (election) of the Company's secretary and the functions of the Company's secretary.	Observed	Article 16 of the Company's Charter.
51.	Availability in the joint-stock company's Charter of the requirements to the candidacy of the Company's secretary.	Observed	Item .2.4. of the Provision on the Corporate secretary and the back office of the Corporate secretary.
	Essential corporate actions		
52.	Availability in the joint-stock company's Charter or in the internal documents of the requirement on the approval of a material transaction prior to its making.	Observed	Sub-item 17 of item 12.2; sub-items 19, 20 of item 13.4 of the Company's Charter.
53.	Obligatory involvement of independent appraiser for the assessment of market value of property being the subject of a material transaction.	Observed	-
54.	Availability in the joint-stock company's Charter of the prohibition for taking any actions during the acquisition of large blocks of shares of the joint-stock company (takeover); the actions being meant for the protection of interests of executive bodies (members of these bodies) and the members of the joint-stock company's Board of directors, and also aggravating the situation of the stockholders as compared with the existing one (in particular, the prohibition for the Board of directors to make the decision on the issue of additional shares, on the issue of securities convertible into shares, or securities granting the right of acquisition of the Company's shares, even if the right for taking such a decision is granted to it by the Charter, before the end of the assumed period of shares acquisition).	Not observed	The availability of direct prohibition for rights violation is needless, as the absence in the Charter of provisions on the possibility of actions aimed at protection of interests of executive bodies (members of these bodies), members of the Board of directors and others shows the impossibility of taking such actions.
55.	Availability in the joint-stock company's Charter of the requirement of obligatory involvement of an independent appraiser for the assessment of current market value of shares and potential changes of their market value as a result of takeover.	Not observed	The Company when carrying out takeover transaction will obligatory involve an independent appraiser for the assessment of current market value of shares and potential changes of their market value as a result of takeover.
56.	The lack in the joint-stock company's Charter of the exemption of the acquirer from the obligation to offer the stockholders to sell the Company's ordinary shares belonging to them (issuing securities convertible into ordinary shares) during the takeover.	Observed	-
57.	Availability in the joint-stock company's Charter or in the internal documents of the requirement of obligatory involvement of an independent appraiser for determination of the ratio of shares conversion during reorganization.	Not observed	The Company, when affiliating communication operators of the Volga region in 2002, obligatory involved an independent appraiser for determination of the ratio of shares conversion during reorganization.
	Information disclosure		
58.	Availability of the internal document approved by the Board of directors defining the rules and approaches of the joint-stock company to the information disclosure (Provision on information policy).	Observed	Provision on information policy is approved by the Board of directors on June 27, 2005 Item 7 of Supplement 1 to the Provision

			approved by RF FSFM order №06-68/пз-н of 22.06.2006.
59.	Availability in the joint-stock company's internal documents of the requirement of disclosing the information on the purposes of shares placement, on the persons who are going to acquire the shares being placed, including a large block of shares, and also on the fact if top office holders of the joint-stock company are going to participate in the acquisition of the Company's shares being placed.	Observed	Provision on information policy.
60.	Availability in the joint-stock company's internal documents of the list of information, documents and materials that should be provided to the stockholders for the solution of issues of the stockholders' general meeting.	Observed	Item 12.13 of the Company's Charter; Article 3 of Provision on information policy of OJSC "VolgaTelecom".
61.	Availability with the joint-stock company of the web-site in the Internet and regular disclosure of information about the joint-stock company at this web-site.	Observed	The Company has the web-site in the Internet: www.vt.ru, where the information about the Company is regularly disclosed.
62.	Availability in the joint-stock company's internal documents of the requirement of disclosing information on the joint-stock company's transactions with persons who as per the Charter are top office holders of the joint-stock company, and also on the joint-stock company's transactions with organizations where the joint-stock company's top office holders directly or indirectly own 20 and more per cent of the joint-stock company's charter capital or which may be materially affected by such office holders.	Observed	Article 5 of Provision on information policy of OJSC "VolgaTelecom".
63.	Availability in the joint-stock company's internal documents of the requirement of disclosing information on all transactions that may affect the market cost of the joint-stock company's shares.	Observed	Item 7.5. of corporate governance Code.
64.	Availability of the internal document, approved by the Board of directors, for using essential information about the joint-stock company's activity, shares and other securities of the Company and transactions with them; this information is not publicly accessible and its disclosure may materially affect the market cost of shares and other securities of the joint-stock company.	Observed	The Provision on the procedure of using the information on OJSC "VolgaTelecom" activity, on its securities and transactions with them, the information not being publicly accessible and its misuse or disclosure is capable to affect materially the market value of OJSC "VolgaTelecom" securities was approved by the Board of directors on June 27, 2005. Item 8 of Supplement 1 to the Provision approved by RF FSFM order №06-68/пз-н of 22.06.2006.
	Control over financial and economic activity		
65.	Availability of procedures of internal control over the joint-stock company's financial-economic activity, these procedures being approved by the Board of directors.	Observed	The Company's Board of directors approved: - the Provision on the procedures (system) of internal control of OJSC "VolgaTelecom" (minutes № 35 of 29.06.2005); - the Provision on complex audits of OJSC "VolgaTelecom" (minutes № 32 of 19.05.2006). Item 9 of Supplement 1 to the Provision approved by RF FSFM order №06-68/пз-н of 22.06.2006.
66.	Availability of the joint-stock company's special sub-division ensuring the compliance with the procedures of internal control (auditing service).	Observed	The functions of the sub-division ensuring the compliance with the procedures of internal control are carried out by the Department of internal audit.

67.	Availability in the joint-stock company's internal documents of the requirement that the structure and the membership of auditing service of the joint-stock company is to be defined by the Board of directors.	Observed	Sub-item 18 of item 13.4 of the Company's Charter.
68.	The absence in the structure of the audit service of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market.	Observed	-
69.	The absence in the structure of the audit service of the persons who are members of the joint-stock company's executive bodies, and also of persons who are a participant, general director (manager), a member of the management body or an employee of a legal entity competing with the joint-stock company.	Observed	-
70.	Availability in the joint-stock company's internal documents of the time for submission of documents and materials for appreciation of carried out financial-economic operation to the audit service, and also the responsibility of the joint-stock company's office-holders and employees for their non-submission at date designated.	Observed	The time for submission of documents and materials for appreciation of carried out financial-economic operation to the Department of internal audit is provided in item 5.2.4., sub-item 7.2.2. of the Provision on the Department of internal audit, in item 2.2. of the Regulation of organizing and conducting complex audits of OJSC "VolgaTelecom" branches, in item 3.2.2. of the Regulation of organizing and conducting complex audits of OJSC "VolgaTelecom" structural sub-divisions. The responsibility is stipulated by item 4.5. of the Regulation of organizing and conducting complex audits of OJSC "VolgaTelecom" branches, in item 4.5. of the Regulation of organizing and conducting complex audits of OJSC "VolgaTelecom" structural sub-divisions.
71.	Availability in the joint-stock company's internal documents of the duty of the audit service to inform the committee for audit, and in case of its non-availability, the joint-stock company's Board of directors about revealed violations.	Observed	The Department of the internal audit informs the joint-stock company's Board of directors about revealed violations in accordance with the Provision on the Department of internal audit.
72.	Availability in the joint-stock company's Charter of the requirement of preliminary appreciation by the audit service of the expediency of making operations not envisaged by the joint-stock company's financial-economic plan (non-standard operations).	Observed	When the Company's Board of directors and the Management board approach the Company's auditing committee and the Department of internal audit, they may preliminary appreciate the operations not envisaged by the joint-stock company's financial-economic plan (non-standard operations); For the sessions of the Board of directors and the Management board the Department of internal audit conducts the check-out of risks availability.
73.	Availability in the joint-stock company's internal documents of the procedure of reconciliation of a non-standard operation with the Board of directors.	Observed	Sub-item 2 of item 13.4. of the Company's Charter, Labor contract with the Company's General Director.
74.	Availability of the internal document, approved by the Board of directors, defining the procedure of carrying	Observed	Provision on the Company's Auditing Committee, approved on March 26,

	out the checks of the joint-stock company's financial-economic activity by the Auditing committee.		2003 by joint (extraordinary) general meeting of shareholders.
75.	Appreciation of the auditor's report by the Committee for audit before its presentation to stockholders at general meeting of stockholders.	Observed	Item 2.2.1 of the Provision on the Committee for audit.
	Dividends		
76.	Availability of the internal document, approved by the Board of directors, which serves as a guide for the Board of directors when adopting the recommendations about the size of dividends (Provision on dividend policy).	Observed	Provision on the Company's dividend policy was approved by the Board of directors on March 30, 2005.
77.	Availability in the Provision on dividend policy of the procedure of defining the minimum share of the joint-stock company's net profit allocated for dividends payment, and of the terms and conditions under which the dividends on preferred shares, the size of dividends on them being defined in the joint-stock company's Charter, are not paid or are paid not in full.	Observed	Articles 3, 8 of the Provision on the Company's dividend policy.
78.	Publication of data on the joint-stock company's dividend policy and amendments introduced into it in the periodical stipulated by the joint-stock company's Charter for publication of communications about holding of general meetings of stockholders, and also posting of these data at the joint-stock company's web-site in the Internet.	Observed	The resolution of general meeting of stockholders on the payment of the Company's dividends is published in the periodical stipulated by the Company's Charter, and also the posting of the said data at the joint-stock company's web-site in the Internet.

The information is presented in accordance with "Recommended practice on the structure and the form of presentation of information on compliance with the Code of corporate governance in annual reports of joint-stock companies" approved by FCSM order № 03-849/p of 30.04.2003.

As OJSC "VolgaTelecom" securities are included in quotation lists "A" of stock exchanges and are put out to tender, the compliance with the requirements of the Provision on activity of trade organizing at the securities market, approved by RF FSFM order № 06-68/пз-н of 22.06.2006, is obligatory for the Company.

XVII. INFORMATION FOR SHAREHOLDERS

17.1. The Company's charter capital and securities.

As of January 1, 2007 OJSC "VolgaTelecom" charter capital amounts to 1 639 764 970 rubles and consists of 245 969 590 ordinary registered paperless shares and 81 983 404 preferred registered paperless type A shares. The face value of shares is 5,00 rubles.

The Company's placed and declared shares as of January 1, 2007.

Table 16.

Shares categories (types)	Quantity (pieces)	Face value (rubles)
Placed shares:	327 952 994	5
• ordinary shares – total	245 969 590	5
• preferred type A shares – total	81 983 404	5
Declared shares:	1 830 589	5
• ordinary shares	1 299 093	5
• preferred type A shares	531 496	5

17.2. The structure of stock capital.

Distribution of OJSC "VolgaTelecom" shares among shareholders as of January 1, 2007.

Table 17.

Shareholders	Number of shareholders	Ordinary registered stock, share in charter capital, %	Preferred registered stock, share in charter capital, %	Share in charter capital, %
Legal entities, including	188	71,96	19,28	91,24
Owners, including	165	39,66	0,76	40,42
OJSC "Svyazinvest"	1	38,00	-	38,00
Nominee holders	23	32,30	18,52	50,82
Natural persons	26 938	3,04	5,72	8,76

Stock capital distribution between legal entities and natural persons as of January 1, 2007.

Chart 6.



8,76%
2,42%
38,00%
50,82%
Legal entities, Owners 2.42%
OJSC "Svyazinvest" 38.00%
Legal entities, Nominee holders 50.82%
Natural persons 8.76%

17.3. Information about the holders of the largest equity stakes.

Information about the holders of the largest equity stakes (the share in the Company's charter capital is more than 1%) as of January 1, 2007.

Table 18.

№	Name	Account category	Ordinary stock, % of charter capital	Preferred stock, % of charter capital	Share in charter capital (%)
1	Open Joint Stock Company "Investment	Owner	50,67	0,00	38,00

.	communication company"				
2	"ING Bank (Eurasia) CJSC" (Closed Joint Stock Company)	Nominee holder	20,77	35,64	24,49
3	Closed Joint Stock Company "Depositary-Clearing Company"	Nominee holder	7,78	24,79	12,03
4	Non-Commercial Partnership "National Depositary Center"	Owner	5,41	6,20	5,61
5	Closed Joint Stock Company Commercial Bank "Citibank"	Nominee holder	2,75	3,54	2,95
6	Closed Joint Stock Company "Raiffaisen Bank Austria"	Nominee holder	2,15	0,83	1,82
7	Commercial bank "JPMorgan Bank International" (Limited Liability Company)	Nominee holder	1,80	1,54	1,73
8	Open Joint Stock Company "RTK-Leasing"	Nominee holder	1,43	0,00	1,08
9	Closed Joint Stock Company "UBS Nominees"	Owner	1,34	0,13	1,04
10	Other shareholders		5,90	27,33	11,25

Stock capital distribution between shareholders, which equity stakes are more than 1% as of January 1, 2007.

Chart 7.



11,25
1,04
1,08
1,73
1,82
2,95
5,61
12,03
24,49
38,00
OJSC "Svyazinvest" 38.00%
"ING Bank (Eurasia) CJSC" 24.49%
CJSC "Depositary-Clearing Company" 12.03%
NCP "National Depositary Center" 5.61%
CJSC CB "Citibank" 2.95%
CJSC "Raiffeisenbank Austria" 1.82%
CB "JPMorgan Bank International" (LLC) 1.73%
OJSC "RTK-Leasing" 1.08%
CJSC "UBS Nominees"1.04%
Other shareholders 11.25%

17.4. Distribution of stock capital between residents and non-residents as of the date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders held in 2006.

Stock capital structure as of May 7, 2006.

Table 19.

Shareholders	Quantity	Ordinary stock, % of charter capital	Preferred stock, % of charter capital	Share in charter capital (%)
Legal entities, including	811	94,74	74,09	89,58
RUSSIAN, Including	601	58,87	12,66	47,32
OJSC Svyazinvest	-	50,67	-	38,00
FOREIGN, including	210	35,87	61,43	42,26
JP MORGAN CHASE BANK N.A. (ADR holders)	-	16,35	-	12,26
Natural persons	28 925	5,26	25,91	10,42
RUSSIAN	28 914	5,25	25,90	10,41
FOREIGN	11	0,01	0,01	0,01

Distribution of stock capital between residents and non-residents as of the date of making up the list of persons/entities having the right to participate in annual general meeting of shareholders held in 2006.

Chart 8.


Residents, %
Non-residents, %
Non-residents (ADR holders), %
100%
80%
60%
40%
20%
0%
11,49
32,44
56,07
12,26
30,01
57,73
May 10, 2005
May 7, 2006

17.5. Information about stock exchanges where the Company's shares and ADRs are quoted.

In 2006 OJSC "VolgaTelecom" shares circulated at three stock exchanges of Russian securities market:

Table 20.

		Ticker	Quotation list	Trading volume in money terms for 2006
NCP "RTS"	Ordinary shares	NNSI	A2	41 949 120 USD
	Preferred shares	NNSIP	A2	6 452 569 USD
OJSC "RTS"	Ordinary shares	NNSIG	A2	281 858 564 RUR
	Preferred shares	NNSIPG	A2	130 152 867 RUR
CJSC "SE MICEX"	Ordinary shares	VTEL	A2	2 698 276 950 RUR
	Preferred shares	VTELP	A2	840 767 549 RUR

The Company's shares are taken into account at calculation of the following stock indexes:

- RTS index, RTS-2 index, TRS- telecommunications index.
- AK&M index (consolidated AK&M index, industry AK&M index).
- MSCI EM.

OJSC "VolgaTelecom" American Depositary Receipts are traded at the USA over-the-counter market (OTC USA) (ADR ticker – VLGAY) and in Europe at Frankfurt (FSE) (ADR ticker - NZH), Berlin (BerSE) (ADR ticker – NZH) and Stuttgart stock exchanges (SSE) (ADR ticker – NZH).

Trading volume of the Company's shares at different stock exchanges in 2006 (US$ thousand).

Chart 9.



140 000
120 000
100 000
80 000
60 000
40 000
20 000
0
100 564
41 949
10 301
15 862
MICEX
NCP RTS
OJSC RTS
USA over-the-counter market
Ordinary shares,US$ thousand
Preferred shares, US$ thousand

Price of OJSC "VolgaTelecom" share (in US$)
Price of one ordinary share at NCP "RTS".

Table 21.

	Minimum	Maximum	As of the period end
2003	1,20	2,69	2,69
2004	2,40	3,45	3,21
2005	3,11	4,20	3,91
2006			

Quarter I	3,95	4,60	4,26
Quarter II	2,85	4,37	3,07
Quarter III	3,06	4,1	4,02
Quarter IV	3,75	6,05	6,05

Price of one preferred share at NCP "RTS".

Table 22.

	Minimum	Maximum	As of the period end
2003	0,80	1,74	1,74
2004	1,65	2,49	2,26
2005	2,17	3,55	3,55
2006			
Quarter I	3,50	3,84	3,73
Quarter II	2,75	3,77	2,75
Quarter III	2,80	3,20	3,10
Quarter IV	3,02	4,35	4,25

Dynamics of OJSC "VolgaTelecom" stock prices at NCP "RTS" and of stock indexes (in US$ for OJSC "VolgaTelecom" shares, the values of indexes are adjusted to OJSC "VolgaTelecom" stock prices).

Chart 10.


9,00
7,00
5,00
3,00
1,00
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
OJSC "VolgaTelecom" ordinary shares at NCP "RTS"
RTS - RTS Index
RTStl - RTS index of telecommunication industry

Dynamics of OJSC "VolgaTelecom" stock prices at NCP "RTS" (in US$).

Chart 11.


6,00
5,00
4,00
3,00
2,00
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
OJSC "VolgaTelecom" ordinary shares
OJSC "VolgaTelecom" preferred shares

Dynamics of prices of ADRs for OJSC "VolgaTelecom" ordinary shares at the USA over-the-counter market (in US$).

Chart 12.


13,00
11,00
9,00
7,00
5,00
3,00
Jan-06
Mar-06
May-06
Jul-06
Aug-06
Oct-06
Dec-06
ADRs for ordinary shares

17.6. Information about ADR Program issue (support) development.

The Company's level-I ADR program was registered in October 1997.

In 1997 the bank of New York was selected as the Depositary Bank of level-I ADR program, and in 2002 the Program was transferred to JPMorgan Chase Bank.

CJSC "ING Bank (Eurasia)" is the custodian bank.

"Clifford Chance Punder" company is the legal adviser on the specified program.

One American Depositary Receipt corresponds to 2 registered paperless ordinary shares of the Company.

As of 2006 end the number of ADR was 18 893 631 pieces, which is 15,36% of voting shares and 11,52% of the Charter capital of the Company.

Additional information on the Company's ADR Program is available in the Internet at: http://www.vt.ru/?id=551, http://www.adr.com.

17.7. Information about the assignment to the Company of credit rating and of corporate governance rating.

OJSC "VolgaTelecom" credit rating.

Table 23.

Rating agency	Rating as per international scale		Rating as per national scale	Date of assignment
	In foreign currency/Outlook	In native currency /Outlook		
Standard & Poor's	BB-/Stable	BB-/Stable	ru AA-	Standard & Poor's

OJSC "VolgaTelecom" corporate governance ratings.

Table 24.

Rating agency	Rating name	Value	Date of assignment
Standard & Poor's	Corporate governance rating as per international scale	5	02.08.2006
Standard & Poor's	Corporate governance rating as per national scale	5,1	02.08.2006
Expert RA	National rating of corporate governance	A	20.07.2006

The information about credit ratings and the Company's corporate governance rating is available in the Internet at:
http://www.vt.ru/?id=310, http://www.vt.ru/?id=2340,
http://www.standardandpoors.ru, http://www.raexpert.ru/ratings/corporate.

17.8. Information about the Company's auditors (Russian and International accounting standards).

Limited Liability Company "Ernst & Young" (LLC "Ernst & Young").

Location: Sadovnicheskaya naberezhnaya, 77, building 1, Moscow, Russia, 115035.

The license for audit activity, including general and bank audit, and also the audit of insurance companies, funds and exchanges, № E002138, approved by order of September 30, 2002 of the Ministry of Finance of the Russian Federation, license validity term – till September 30, 2007.

LLC "Ernst &Young" provides OJSC "VolgaTelecom" with the services of audit of accounting statement made in accordance with RF legislation and of consolidated financial statement drawn up in accordance with IFRS.

Contract for audit services provision № I&C/2006-256 of 15.09.2006 stipulates rendering audit services of accounting statement forms and of explanatory memorandum to OJSC "VolgaTelecom" accounting statement in accordance with Russian accounting

standards (RAS) for the period from January 01, 2006 till December 31, 2006 , and also the audit services of OJSC "VolgaTelecom" consolidated financial statement drawn up in accordance with International Financial Reporting Standards (IFRS) as of December 31, 2006 and for 2006.

The cost of services amounts to US$720 000.

The contract is valid till LLC "Ernst & Young" performs in full its obligations on audit of the Company's accounting statement and consolidated financial statement for 2006.

17.9. Information about the Company's registrar.

Open Joint Stock Company "Obiedinennaya registratsionnaya kompaniya".

License № 10-000-1-00314 issued on 30.03.2004 by RF FCSM with no limitation of validity term.

Mail address: P.O.Box 162, Kalanchevskaya Street, 15 "A", Moscow, 107078.

Telephone/fax: (495) 933-42-21.

E-mail address:ork@ork-reestr.ru.

Web site: http://www.ork-reestr.ru.

17.10. Information about the Company's branches.

OJSC "VolgaTelecom" consists of General directorate and 11 branches:

- *General directorate*

Dom Svyazi, Maxim Gorky square, Nizhny Novgorod city, 603000
Phone/fax: +7(8312) 37-50-00, 37-50-09/30-67-68,
E-mail: gd@vt.ru ,http://www.vt.ru

- *Kirov branch*

Drelevsky street, 43/1, Kirov city, 601000
Phone: (8332) 62-98-31, fax: (8332) 62-12-46
E-mail: dir@kirov.vt.ru, www.kirov.vt.ru.

- *Branch in the Republic of Mariy-El*

Sovetskaya street, 138, Yoshkar-Ola town, the Republic of Mariy-El, 424000
Phone: (8362) 66-45-71, fax: (8362)63-00-99
E-mail: info@mari.vt.ru, http://www.mari.vt.ru

- *Branch in the Republic of Mordoviya*

Bolshevistskaya street, 13, Saransk town, the Republic of Mordoviya, 430000
Phone: (8342) 32-70-04, fax: (8342) 47-60-70,
E-mail: office@rm.vt.ru, http://www.rm.vt.ru.

- *Nizhny Novgorod branch*

B. Pokrovskaya street, 56, Nizhny Novgorod city, 603000
Phone: (8312) 30-55-32, fax: (8312) 34-05-19,
E-mail: director@nnov.vt.ru, http://www.nnov.vt.ru

- *Orenburg branch*

Volodarsky street, 11, Orenburg city, 460000
Phone: (3532) 77-34-10, fax: (3532) 72-01-62
E-mail: office@reg.esoo.ru, http://www.orenburg.vt.ru.

- *Penza branch*

Kuprin street, 1/3, Penza city, 440606
Phone: (8412) 52-17-12, fax: (8412) 52-41-00,
E-mail: office@penza.vt.ru, http://www.penza.vt.ru.

- *Samara branch*

Krasnoarmeiskaya street, 17, Samara city, 443010
Phone: (846) 332-10-20, fax: (846) 340-05-10,

E-mail: director@samara.vt.ru, http://www.samara.vt.ru.

- *Saratov branch*

Kiselev street, 40, Saratov city, 410012
Phone: (8452) 27-14-18, fax: (8452) 50-84-53
E-mail: office@saratov.vt.ru, http://www.saratov.vt.ru

- *Branch in Udmurtiya Republic*

Pushkinskaya street, 278, Izhevsk city, Udmurtiya Republic, 426008
Phone: (3412) 45-92-02, fax: (3412) 45-94-59,
E-mail: utc@utc.ru, http://www.udm.vt.ru.

- *Ulyanovsk branch*

L.Tolstoy street, 60, Ulyanovsk city, 432980
Phone: (8422) 41-20-10, (8422) 41-13-52
E-mail: office@ul.vt.ru, http://www.ul.vt.ru

- *Branch in Chuvash Republic*

Lenin avenue, 2, Cheboksary town, Chuvash Republic, 428000
Phone: (8352) 62-43-04, fax: (8352) 66-22-93
E-mail: director@chr.vt.ru, www.chr.vt.ru.

17.11. Information about the Company's contact phone numbers, fax number, e-mail address and Internet address.

The Company's contact phone number: +7 (8312) 37-50-00, 37-50-09
Fax: +7 (8312) 30-67-68
E-mail: gd@vt.ru
Website address in the Internet: http://www.vt.ru

OJSC "VolgaTelecom" **General Director**	_______________	**S.V. Omelchenko**
OJSC "VolgaTelecom" **Chief accountant**	_______________	**N.I. Popkov**

The Company's annual statement was preliminary approved by OJSC "VolgaTelecom" Board of directors on May 15, 2007 (minutes № 24 of May 16, 2007).

Supplement 1.

Information on related party transactions is provided in the tables below:

Table 1.

Transactions approved by the Company's Board of directors in 2005 and concluded by the Company in 2006.

№	Information about parties interested in transaction	Subject matter of contract	Contractor's name	Contract price	Date of the contract entry into force	Contract validity term	Other essence of contract
1.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares.	OJSC "RTComm.RU" (the Operator) provides services of access to the system of on-line filling in tax returns and accounting forms, their authentication with electronic digital signature and dispatch to Interdistrict Office of Federal Tax service № 7 (Moscow) for the largest taxpayers with notification of dispatch to OJSC "VolgaTelecom" (the Client), and also the services of support of business flow of documents in electronic form with Interdistrict Office of Federal Tax service № 7 (Moscow) for the largest taxpayers, the specified documents being authenticated with electronic digital signature and having notifications of dispatch. Characteristics of services are specified in Order forms being integral part of the contract.	OJSC "RTComm.RU"	83 100 rubles, exclusive of 18% VAT	11.04.2006.	Valid during one year, upon which it is automatically prolonged for subsequent periods with one year duration provided that there are no objections of the Parties, sent 30 days prior to the end date of recurrent period of the Contract validity term.	During the Contract validity term and 3 years after its termination each of the Parties regards all information obtained due to the Contract execution as confidential and protects it, including the texts of the Contract and of the Provisions on the Operator's services rendering.

Table 2.

Transactions approved by the Company's Board of directors and concluded by the Company in 2006.

№	Information about parties interested in transaction	Subject matter of contract	Contractor's name	Contract price	Date of the contract entry into force	Contract validity term	Other essence of contract
Approved by the Board of directors in quarter I of 2006							
1.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. S.V. Omelchenko - OJSC "VolgaTelecom" General Director and simultaneously the Chairman of the Board of directors of CJSC "NSS". 3. D.V. Pozdnyakov – a member of OJSC "VolgaTelecom" Management board and simultaneously a member of the Board of directors of CJSC "NSS"	Supplementary agreement №1 to Contract of rent of non-residential premises № 26701/7-05 of 20.01.2005.	CSJC "NSS"	132 631,35 rubles per month, in addition VAT - 23 873,64 rubles	26.01.2006	-	Terms and conditions of Supplementary agreement №1 to the Contract are applicable to the relations between the parties which occurred since 01.08.2005.
2.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. S.V. Omelchenko- OJSC "VolgaTelecom" General Director and simultaneously the Chairman of the Board of directors of CJSC "NSS".	Supplementary agreement №1 to Contract of rent of non-residential premises № 149 of 30.12.2004.	CSJC "NSS"	1 243 659,5 rubles per month, in addition VAT - 223 858,71 rubles	26.01.2006	-	Terms and conditions of Supplementary agreement №1 to the Contract are applicable to the relations between the parties which occurred since 01.07.2005.

	3. D.V. Pozdnyakov – member of OJSC “VolgaTelecom” Management board and simultaneously a member of the Board of directors of CJSC “NSS”						
3.	OJSC “Svyazinvest” possessing more than 20% of OJSC “VolgaTelecom” voting shares	Contract of voluntary collective insurance of employees against industrial accidents	CJSC “Insurance company of telecommunication employees’ trade union “Costars”	Total insurance premium under the Contract – 2 600 000 rubles; somma grande – 78 000 000 rubles	01.02.2006	Till 01.02.2007	• Insurance payments are made in the procedure and according to the terms and conditions stipulated by section 6 of the Contract; • In case of delay in insurance payments due to the Insurer’s fault, it pays penalty fee to the Insured in the amount of 0,1%; • 26 000 persons are to be insured
4.	OJSC “Svyazinvest” possessing more than 20% of OJSC “VolgaTelecom” voting shares	CJSC “Digital telecommunications” (Lessor) grants radio access equipment for value for temporary possession and use to OJSC “VolgaTelecom” (Lessee) according to Supplement №1 to the Contract	CJSC “Digital telecommunications”	Monthly lease payment amounts to 92 062,37 rubles, including VAT 18% - 14 043,41 rubles	28.02.2006	Sine die	-
5.	OJSC “Svyazinvest” possessing more than 20% of OJSC “VolgaTelecom” voting shares	CJSC “Digital telecommunications” (Lessor) grants telecommunication equipment for value for temporary possession and use to OJSC “VolgaTelecom” (Lessee), according to Supplement №1 to the Contract	CJSC “Digital telecommunications”	Monthly lease payment amounts to 141 816,06 rubles, including VAT 18% - 21 632,96 rubles	28.02.2006	Sine die	-

6.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	CJSC "Digital telecommunications" (Operator 1) transfers all rights and obligations under telephone communication services provision contracts concluded with subscribers to OJSC "VolgaTelecom"(Operator 2); the said rights and liabilities are specified in Supplement № 1 to the Agreement	CJSC "Digital telecommunications"	-	01.03.2006	-	Rights and obligations are transferred in the amount existing at the time of signing the Agreement. During 3 days from the time of signing the Agreement Operator 1 transfers to Operator 2 documents specified in item 3 of the Agreement and certifying rights and obligations under telephone communication services provision contracts with subscribers.
7.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	Supplementary agreement №2 to contract of non-government retirement insurance № 12/2004-BIO of 24.12.2004	Non-government pension fund "Telecom-Soyuz"	-	01.01.2006	-	Terms and conditions of supplementary agreement are applicable to the relations of the parties which occurred since 01.01.2006
8.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. K.V. Belyaev – the Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously he is a member of OJSC "Rostelecom" Management board; 3. V.V. Degtyarev 4. S.I. Kuznetsov 5. V.A. Slizen –	Supplementary agreement № 1 to contract № 43 of 27.06.2005 for operational service and engineering maintenance of digital transmission systems (DTS)	OJSC "Rostelecom"	DTS equipment disposition and operational service and engineering maintenance cost is 253 423,20 rubles (exclusive of VAT) per month	03.03.2006	-	Supplementary agreement is applicable to the relations of Parties which occurred since September 1, 2005. According to Supplementary agreement terms and conditions Supplement №2 to Contract № 43 of 27.06.2005 and Supplement №3 to Contract №43 of 27.06.2005 are terminated since September 1, 2005 and Supplements № 2/1 to Contract № 43 of 27.06.2005 and Supplement №3/1 to Contract №43 of 27.06.2005 enter into force

	members of OJSC "VolgaTelecom" Board of directors, simultaneously they are the members of OJSC "Rostelecom" Board of directors						
9.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	Supplementary agreement № 3 to Contract of rendering services on keeping the register of holders of OJSC "VolgaTelecom" securities №16-02 of 04.02.2002	OJSC "Obiedinennaya registratsionnaya kompaniya"	-	20.04.2006	-	Introduction of changes into the Contract, the said changes being related to the reorganization of CJSC "Registrator-Svyaz" in the form of affiliation to OJSC "Obiedinennaya registratsionnaya kompaniya"
10.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	Services of CRM system implementation control	OJSC "Svyazintek"	US$528 872,19, including VAT – US$80 675,43	28.03.2006	Services provision dates: • services provision date within stage 1 – from 01.12.2005 through 31.03.2006; • services provision date within 2 – from 01.04.2006 through 30.06.2006; services provision date within stage 3 – from 01.07.2006 through 31.12.2006	The Contract's terms and conditions are applicable to the relations of the Parties which occurred since December 01, 2005
11.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	Carrying out a range of works on development of CRM (Customer Relationship Management) master system	OJSC "Svyazintek"	US$2 250 900,59; inclusive of VAT 18% - US$343 357,72	28.03.2006	• Stage 1 – from 01.12.2005 through 30.06.2006; • Stage 2 – from 01.07.2006 through 31.12.2006	The Contract's terms and conditions are applicable to the relations of the Parties which occurred since December 01, 2005
12.	V.A. Andreev, Rector of	Services on conducting	State educational	Total cost of	09.03.2006	Starting date of service	The Contract's terms and

	Povolzhskyi State Academy of Telecommunications and Informatics and simultaneously a member of OJSC "VolgaTelecom" Board of directors	extension courses for 26 top executive employees and specialists of OJSC "VolgaTelecom"	institution "Povolzhskyi State Academy of Telecommunications and Informatics"	services amounts to 291 400 rubles		provision - 31.01.2005, end date of services provision - 25.11.2005	conditions are applicable to the relations of the Parties which occurred since 18.01.2005
13.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. S.V. Omelchenko- OJSC "VolgaTelecom" General Director and simultaneously a member of the Board of directors of OJSC "TATINCOM-T"; 3. D.V. Pozdnyakov –a member of OJSC "VolgaTelecom" Management board and simultaneously a member of the Board of directors of OJSC "TATINCOM-T"; 4. M.V. Petrov, a member of OJSC "VolgaTelecom" Management board and simultaneously the Chairman of the Board of directors of OJSC "TATINCOM-T".	Supplementary agreement № 1 to Contract of Equipment leasing with subsequent passing into ownership № 691-05 of 18.10.2005	OJSC "TATINCOM-T"	Monthly lease payment for provided equipment in the amount of 525 585,33 rubles, including VAT 18%, and overall size of equipment lease payment which is redemption price, in the amount of 21 023 413,36 rubles, including VAT 18%	16.03.2006	-	The terms and conditions of Supplementary agreement №1 to Contract are applicable to the relations between the Parties which occurred since 01.11.2005
Approved by the Board of directors in quarter II of 2006							

14.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	Supply of "SOLO РП-201-3" radio-receiving sets to the number of 12 600 units and of "SOLO РП-201" radio-receiving sets to the number of 2 500 units	LLC "VYATKASVYAZ SERVICE"	6 560 800 rubles, including VAT (18%)	17.04.2006	Till December 31, 2006	OJSC "VolgaTelecom" branches are the receivers of cargo and payers under the Contract
15.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. K.V. Belyaev – the Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously he is a member of OJSC "Rostelecom" Management board; 3. V.V. Degtyarev 4. S.I. Kuznetsov 5. V.A. Slizen – members of OJSC "VolgaTelecom" Board of directors, simultaneously they are members of OJSC "Rostelecom" Board of directors	OJSC "VolgaTelecom" transfers and OJSC "Rostelecom" (the Operator) accepts duct-work sites for locating communication cable at hops stipulated in Supplement №2 to the Contract.	OJSC "Rostelecom"	233 274,40 rubles, including VAT 18%, per month	05.07.2006	Through December 31, 2006. If neither Party claims the Contract termination one month prior to its expiry, the Contract is deemed to be prolonged for the next period of one year.	The Contract's terms and conditions are applicable to the relations of the Parties which occurred since January 1,2006
16.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. K.V. Belyaev – the	Agreement on the procedure of termination of contract № Д-00990 of January 01, 2001 since January 01,2006	OJSC "Rostelecom"	-	05.07.2006	-	-

	Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously he is a member of OJSC "Rostelecom" Management board; 3. V.V. Degtyarev 4. S.I. Kuznetsov 5. V.A. Slizen – members of OJSC "VolgaTelecom" Board of directors, simultaneously they are members of OJSC "Rostelecom" Board of directors						
17.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. K.V. Belyaev – the Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously he is a member of OJSC "Rostelecom" Management board; 3. V.V. Degtyarev 4. S.I. Kuznetsov 5. V.A. Slizen – members of OJSC "VolgaTelecom" Board of directors, simultaneously they are members of OJSC	Agreement on the procedure of termination of contract № ДАК-42/1 of January 01, 2003 since January 01,2006	OJSC "Rostelecom"	-	05.07.2006	-	-

	"Rostelecom" Board of directors						
18.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. K.V. Belyaev – the Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously he is a member of OJSC "Rostelecom" Management board; 3. V.V. Degtyarev 4. S.I. Kuznetsov 5. V.A. Slizen – members of OJSC "VolgaTelecom" Board of directors, simultaneously they are members of OJSC "Rostelecom" Board of directors	Agreement on the procedure of termination of supplementary agreement №1 of 01.07.2003 to contract № №638 of 10.11.2000 since January 01,2006	OJSC "Rostelecom"	-	05.07.2006	-	-
19.	K.V. Belyaev – the Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC JSCB "Svyaz-Bank" Board of directors	OJSC 'VolgaTelecom" (the Issuer) appoints OJSC JSCB "Svyaz-Bank"(the Bank), and the Bank accepts its appointment as paying agent of the Issuer with respect to Bonds in the procedure and subject to terms and conditions stipulated by the Agreement.	OJSC JSCB "Svyaz-Bank"	1 000 rubles, exclusive of VAT	05.06.2006	Till the Parties perform in full their obligations under the Agreement	-
20.	K.V. Belyaev – the	Provision of services on	OJSC JSCB	8 000 000 rubles,	11.05.2006	Till the Parties perform in	-

	Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC JSCB "Svyaz-Bank" Board of directors	arranging bonds issue and their floatation	"Svyaz-Bank"	exclusive of VAT		full their obligations	
21.	K.V. Belyaev – the Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC JSCB "Svyaz-Bank" Board of directors	Definition of procedure of organizational and technical support of electronic reciprocation between OJSC JSCB "Svyaz-Bank" (the Bank) and OJSC "VolgaTelecom" (Client) and carrying out settlements on the instructions of the Client by means of the system of electronic reciprocation (SER), and also the method of authorship confirmation and the procedures of electronic documents authentication	OJSC JSCB "Svyaz-Bank"	Price of SER ("Client" subsystem) installation is 800 rubles, and also the amount of monthly payments for the Bank's services for using the above-mentioned sub-system is according to current Bank Tariffs of 300 rubles	10.07.2006	During sine die	The Client has the right to unilaterally cancel the Contract in case of the Bank's changing Tariffs for SER servicing.
22.	K.V. Belyaev – the Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC JSCB "Svyaz-Bank" Board of directors	Account Agreement (Russian Federation currency)	OJSC JSCB "Svyaz-Bank"	The amount and the terms and conditions are defined by the Bank Tariffs (Supplement № 1 to the Agreement)	10.01.2006	During sine die	-
23.	V.A. Andreev, Rector of Povolzhskyi State Academy of Telecommunications and	Services on conducting extension courses of 43 top executive employees and specialists of OJSC	State educational institution of higher professional education	695 700 rubles	31.05.2006	Starting date of services provision – 23.01.2006, end date of services provision – 08.12.2006	The Contract's terms and conditions are applicable to the relations between the Parties which occurred since 13.01.2006

	Informatics and simultaneously is a member of the Board of directors of OJSC "VolgaTelecom"	"VolgaTelecom"	"Povolzhskyi State Academy of Telecommunications and Informatics"				
24.	S.V. Omelchenko - OJSC "VolgaTelecom" General Director and simultaneously is a member of the Partnership Council of Non-Commercial Partnership "Center for investigation of telecommunications development problems"	Transfer of target membership fees to Non-Commercial Partnership "Center for investigation of telecommunications development problems"	Non-Commercial Partnership "Center for investigation of telecommunications development problems"	138 955 000 rubles	30.05.2006	-	-
25.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	Provision of services of management and development of ERP Master-System Release 1, 2	OJSC "Svyazintek"	US$10 249 903,92, VAT including	22.08.2006	Services are rendered at dates stipulated by Supplements №4-6 of the Contract	The Contract's terms and conditions are applicable to the relations between the Parties which occurred since January 01, 2006
26.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	Provision of services on arranging OJSC "VolgaTelecom" employees participation in commercial consultative seminar on "Sales policy and major account handling"	CJSC "Mobile Telecommunications"	80 000 rubles, VAT (18%)	27.06.2006	Services provision period: 1-st group - from March 21 through March 22, 2006; 2-nd group – from March 23 through March 24, 2006	The Contract's terms and conditions are applicable to the relations between the Parties which occurred since 10.03.2006
Approved by the Board of directors in quarter III of 2006							
27.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. S.I. Kuznetsov- the Chairman of OJSC "VolgaTelecom" Board	Supplementary agreement № 1 to the contract of electric communication networks connection № 05-21/0155 of October 24, 2003 (in the wording of Agreement № 1097-05 of 27.12.2005)	OJSC "Rostelecom"	-	24.07.2006	-	The terms and conditions of Supplementary agreement № 1 to the Contract are applicable to the relations between the Parties which occurred since the date of conclusion of the Contract № 05-21/0155 of October 24,

	of directors, simultaneously is a member of OJSC "Rostelecom" Board of directors; 3. V.V. Degtyarev - a member of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of directors						2003
28.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. S.I. Kuznetsov- the Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of directors; 3. V.V. Degtyarev - a member of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of directors	Supplementary agreement № 2 to the contract of electric communication networks connection № 05-21/0155 of October 24, 2003 (in the wording of Agreement № 1097-05 of 27.12.2005)	OJSC "Rostelecom"	-	24.07.2006	-	The terms and conditions of Supplementary agreement № 2 to the Contract are applicable to the relations between the Parties which occurred since the date of conclusion of the Contract № 05-21/0155 of October 24, 2003
29.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting	Supplementary agreement № 3 to the contract of electric communication networks connection	OJSC "Rostelecom"	As per tariffs according to Supplement №1 to Supplementary	24.07.2006	-	The terms and conditions of Supplementary agreement № 3 to the Contract are applicable to the

	shares; 2. S.I. Kuznetsov- the Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of directors; 3. V.V. Degtyarev - a member of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of directors	№ 05-21/0155 of October 24, 2003 (in the wording of Agreement № 1097-05 of 27.12.2005)		agreement №3 to the Contract			relations between the Parties which occurred since the date of conclusion of the Contract
30.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. S.I. Kuznetsov- the Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of directors; 3. V.V. Degtyarev - a member of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of directors	Supplementary agreement № 4 to the contract of electric communication networks connection № 05-21/0155 of October 24, 2003 (in the wording of Agreement № 1097-05 of 27.12.2005)	OJSC "Rostelecom"	-	24.07.2006	-	The terms and conditions of Supplementary agreement № 4 to the Contract are applicable to the relations between the Parties which occurred since the date of conclusion of the Contract № 05-21/0155 of October 24, 2003

31.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. S.I. Kuznetsov- the Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of directors; 3. V.V. Degtyarev - a member of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of directors	Supplementary agreement № 5 to the contract of electric communication networks connection № 05-21/0155 of October 24, 2003 (in the wording of Agreement № 1097-05 of 27.12.2005)	OJSC "Rostelecom"	-	24.07.2006	Till 01.04.2006. In neither Party claims the termination of Supplementary agreement №5 to the Contract 30 (thirty) calendar days prior to its expiry, it is automatically prolonged for each subsequent period lasting 3 calendar months. The number of periods for which the Supplementary agreement №5 may be prolonged is not limited.	The terms and conditions of Supplementary agreement № 5 to the Contract are applicable since the date following the effective date of Contract № 05-21/0155 of October 24, 2003
32.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. S.I. Kuznetsov- the Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of directors; 3. V.V. Degtyarev - a member of OJSC "VolgaTelecom" Board of directors,	Supplementary agreement № 6 to the contract of electric communication networks connection № 05-21/0155 of October 24, 2003 (in the wording of Agreement № 1097-05 of 27.12.2005)	OJSC "Rostelecom"	-	24.07.2006	-	The terms and conditions of Supplementary agreement № 6 to the Contract are applicable to the relations of the Parties which occurred since the date of concluding Contract № 05-21/0155 of October 24, 2003

	simultaneously is a member of OJSC "Rostelecom" Board of directors						
33.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. S.I. Kuznetsov- the Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of directors; 3. V.V. Degtyarev - a member of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of directors	Supplementary agreement № 7 to the contract of electric communication networks connection № 05-21/0155 of October 24, 2003 (in the wording of Agreement № 1097-05 of 27.12.2005)	OJSC "Rostelecom"	-	24.07.2006	-	The terms and conditions of Supplementary agreement № 7 to the Contract are applicable to the relations of the Parties which occurred since the date of concluding Contract № 05-21/0155 of October 24, 2003
34.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. S.I. Kuznetsov- the Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of	Supplementary agreement № 1 to contract № 1096-05 of December 27, 2005	OJSC "Rostelecom"	-	24.07.2006	-	Its terms and conditions are applicable since the time of entry into force of Contract № 1096-05 of December 27, 2005

	directors; 3. V.V. Degtyarev - a member of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of directors						
35.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. M.V. Petrov, a member of OJSC "VolgaTelecom" Management board and simultaneously is a member of the Board of directors of CJSC "Ulyanovsk-GSM".	OJSC "VolgaTelecom" (Lessor) transfers and CJSC "Ulyanovsk-GSM" (Lessee) accepts non-residential premises for temporary possession and use in order to locate CJSC "Ulyanovsk-GSM" subscriber servicing and sales department.	CJSC "Ulyanovsk-GSM"	The rental fee amounts to 56 651,21 rubles per month, VAT including	01.08.2006	Sine die	The terms and conditions of the Contract are applicable to the relations of the Parties which occurred since 01.04.2006
36.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	Receipt of payments for electric communication services	LLC "VYATKASVYAZ SERVICE"	Commission in the amount of 1% of payments received for the reporting period (month), VAT including	01.09.2006	Till 31.12.2006. In neither Party claims the termination of the Contract at least 30 days prior to its expiry, it is prolonged for the next year. The number of prolongations is not limited.	-
37.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	Cash registers leasing	LLC "VYATKASVYAZ SERVICE"	Monthly lease payment in the amount of 30 599,81 rubles, VAT including	01.10.2006	Through 31.12.2006. The contract is deemed to be prolonged for the next year if neither Party claims its dissolution at least one month prior to its expiry.	-

38.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	Service maintenance of cash registers	LLC "VYATKASVYAZ SERVICE"	The cost of service maintenance: routine service maintenance of one fiscal register «Прим-07К» in the amount of 118 rubles per month, including VAT 18%; one annual servicing of one fiscal register «Прим-07К» in the amount of 5 487 rubles, including VAT 18%	10.10.2006	Through 31.12.2006. The contract is deemed to be prolonged for the next year if neither Party claims its dissolution at least one month prior to its expiry.	-
39.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	On non-disclosure of confidential information	LLC "VYATKASVYAZ SERVICE"	-	01.10.2006	Valid till termination of all contracts specified in section "Definitions" of the Contract	The contract is in force as long as at least one of the contracts specified in section "Definitions" is in force.
40.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares 2. S.I. Kuznetsov- the Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously is the Chairman of OJSC "Central telegraph" Board of directors	OJSC "Central telegraph" (the Seller) sells and OJSC "VolgaTelecom" (the Buyer) purchases ordinary registered paperless shares of closed joint-stock company "Nizhegorodteleservice" with face value of 10 rubles to the number of 120 000 pieces, state registration number of the securities issue 1-01-15141-P	OJSC "Central telegraph"	The price of purchased shares amounts to 2 500 000 rubles. VAT is not imposed.	04.08.2006	-	The Parties' obligations under the contract come in force if the consent of Federal Anti-Monopoly service is given for the Buyer's purchase of CJSC "Nizhegorodteleservice" shares. The said condition is deemed to occur since the date of signing the Act of condition precedent occurrence according to the form, attached to the Contract. Share ownership is transferred to the Buyer from the time of shares

							nominee holder's making receiving entry at the Buyer's custody account
41.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	OJSC "VolgaTelecom" (the Customer) assigns, and OJSC "Giprosvyaz" (the Contractor) obliges to carry out design and survey works for object "Reconstruction of telecommunication network of Samara city on the basis of NGN equipment"	OJSC "GIPROSVYAZ"	6 015 042,92 rubles, VAT (18%) including	15.08.2006	The dates of works start and end are set by Timing schedule (Supplement № 2) to the Contract	-
42.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	OJSC "VolgaTelecom" (the Customer) assigns, and OJSC "Giprosvyaz" (the Contractor) obliges to carry out design and survey works for object "Reconstruction of telecommunication network of Tolyatti city on the basis of NGN equipment"	OJSC "GIPROSVYAZ"	5 583 782,42 rubles, VAT (18%) including	15.08.2006	The dates of works start and end are set by Timing schedule (Supplement № 2) to the Contract	-
43.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	OJSC "VolgaTelecom" (the Customer) assigns, and OJSC "Giprosvyaz" (the Contractor) obliges to carry out design and survey works for object "Reconstruction of PSTN of Kirov branch on the basis of NGN equipment"	OJSC "GIPROSVYAZ"	1 916 163,06 rubles, VAT (18%) including	16.08.2006	The dates of works start and end are set by Timing schedule (Supplement № 2) to the Contract	-
44.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting	OJSC "VolgaTelecom" (Lessor) transfers and LLC "VYATKASVYAZSERVICE" (Lessee) accepts non-	LLC "VYATKASVYAZ SERVICE"	Rental fee – 39 431,38 rubles per month, in addition - 7 097,65 rubles	29.08.2006	Sine die	The terms and conditions of the Contract are applicable to the relations of the Parties which occurred since 01.02.2006

	shares	residential premises for temporary possession and use.		of VAT			
45.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	OJSC "VolgaTelecom" (Lessor) transfers and LLC "VYATKASVYAZSERVICE" (Lessee) accepts non-residential premises for temporary possession and use.	LLC "VYATKASVYAZ SERVICE"	Rental fee – 22 017,75 rubles per month, in addition - 3 693,19 rubles of VAT	29.08.2006	Sine die	The terms and conditions of the Contract are applicable to the relations of the Parties which occurred since 15.12.2005
46.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	Supplementary agreement № 1 to the Contract of rental of non- residential premises № KBT06/400 of 01.09.2005	LLC "VYATKASVYAZ SERVICE"	The rental fee under the Contract due to the decrease in rented space will amount to: - from 01.09.2005 through 17.10.2005 – 181 323,68 rubles per month, VAT including; - from 18.10.2005 - 179 115,45 rubles per month, VAT including	29.08.2006	-	The terms and conditions of Supplementary agreement № 1 to the Contract are applicable to the relations of the Parties which occurred since 01.09.2005
47.	V.A. Andreev, Rector of Povolzhskyi State Academy of Telecommunications and Informatics and simultaneously is a member of OJSC "VolgaTelecom" Board of directors	Money contributions for the purposes of realization of activity programs of Povolzhskyi State Academy of Telecommunications and Informatics in accordance with Supplement №1 to the contract	State educational institution of higher professional education "Povolzhskyi State Academy of Telecommunications and Informatics"	4 704 000,00 rubles	01.09.2006	Contributions are made to the account of Povolzhskyi State Academy of Telecommunications and Informatics prior to September 15, 2006	Contract financing is made within the limits of resources allocated for charity in approved Budget of OJSC "VolgaTelecom" for 2006
48.	OJSC "Svyazinvest" possessing more than 20% of OJSC	Provision of service on arranging OJSC "VolgaTelecom"	CJSC "Mobile Telecommunications"	The total cost of services under the Contract is not	20.09.2006	Through December 31, 2006	The terms and conditions of the Contract are applicable to the relations of the Parties which

	"VolgaTelecom" voting shares	employees participation in commercial and non-commercial information and consultative seminars, round tables, conferences, etc (hereinafter- Seminar)		more than 1 000 000 rubles, on the principle that the cost of organization of one Seminar for one participant of the Seminar is not more than 25 000 rubles			occurred since 01.03.2006
49.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. M.V. Petrov, a member of OJSC "VolgaTelecom" Management board and simultaneously is a member of the Board of directors of CJSC "Ulyanovsk-GSM"	CJSC "Ulyanovsk-GSM" (the Operator) provides the services of mobile wireless telephony of GSM standard to OJSC "VolgaTelecom" (the Subscriber) according to the tariff plan "Capital" chosen by it, the terms and conditions of this plan being stipulated in Supplements №№1,2 to the Contract, and also additional services, the list of which and provision conditions are stated in Supplements №№ 1,2 to the Contract	CJSC "Ulyanovsk-GSM"	Telecommunication services and additional services of the Operator under the Contract are paid in accordance with current tariff rates of the Operator	01.09.2006	Sine die	Start date of telecommunication services provision - 01.09.2006
50.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	OJSC "VolgaTelecom" (Lessor) transfers and CJSC "Chuvashiya Mobile" (Lessee) accepts non-residential premises for temporary possession and use	CJSC "Chuvashiya Mobile"	Rental fee – 36 178,25 rubles per month, in addition - 6 512,09 rubles of VAT	12.09.2006	Sine die	-
51.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting	Carrying out design and survey works - detailed design development for object: "Reconstruction of	OJSC "GIPROSVYAZ"	8 893 183,02 rubles, including VAT (18%)	16.08.2006	Works start and end dates are established in accordance with Timing schedule of works	-

	shares	PSTN of the branch in Chuvash Republic on the basis of NGN equipment"				(Supplement №2 to the Contract)	
52.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	OJSC "VolgaTelecom" (the Customer) assigns and OJSC "Svyazintek" (the Contractor) obliges to render services on controlling the Program of billing transformation, which purpose is to implement and put into commercial service a unified billing solution for the Customer	OJSC "Svyazintek"	6 872 320 rubles, VAT including	25.09.2006	The services under the Contract are rendered in stages: 1-st stage: Definition and rolling out of IT-infrastructure of the Program control - since the date of the Contract signing through 29.09.2006 2-nd stage: Coordination of works under the Program - since the date of the Contract signing through 25.12.2006	-
53.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. S.I. Kuznetsov - the Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of directors; 3. V.V. Degtyarev - a member of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of	Confidentiality agreement	OJSC "Rostelecom"	-	30.08.2006	It is in force during the period for which the Contracts specified in art.1 of the Agreement are concluded	Receiving Party obligations stipulated by item 3.4.2. of the Agreement are valid during 3 years since the date of the Agreement termination.

	directors						
54.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	Agreement on dissolution of Contract №TA – 1426-04 on transfer-agency relations of 31.12.2004	OJSC "Obiedinennaya registratsionnaya kompaniya"	-	01.12.2006	-	-
55.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	OJSC "Obiedinennaya registratsionnaya kompaniya" (Registrar) assigns and OJSC "VolgaTelecom" (Transfer-agent) obliges to exercise functions on receiving information and documents necessary for operations in security holders register (hereinafter - Register) from registered persons (entities) or their authorized representatives and the transfer of the specified information and documents to the Registrar, and also the functions of receipt from the Registrar and transfer to the registered persons (entities) or their authorized representatives of information and documents received from the Registrar	OJSC "Obiedinennaya registratsionnaya kompaniya"	The cost of services rendered by the Transfer-agent to the Registrar under the Contract is 50% of the cost of operations made by the Registrar in the Register in accordance with documents, received from registered persons (entities) through Transfer-agent and according to the effective price list of the Registrar	01.12.2006	Unlimited	-
56.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	CJSC "Saratov-Mobile" (the Carrier) provides mobile telecommunication services of GSM and AMPS/D-AMPS standards	CJSC "Saratov-Mobile"	Telecommunication services and Additional services under the Contract are paid	28.09.2006	Sine die	Telecommunications services provision start date – October 1, 2006

		(telecommunication services) to OJSC "VolgaTelecom" (the Subscriber) and also additional services, which are technologically inseparably related to mobile telecommunication services and are aimed at increasing their consumption value (Additional services)		in accordance with current tariff rates of the Carrier			
57.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; S.I. Kuznetsov - the Chairman of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of directors; 3. V.V. Degtyarev - a member of OJSC "VolgaTelecom" Board of directors, simultaneously is a member of OJSC "Rostelecom" Board of directors	OJSC "Rostelecom" (Lessor) transfers and OJSC "VolgaTelecom" (Lessee) accepts non-residential premises for temporary use	OJSC "Rostelecom"	Rental fee is 41 193,17 rubles, VAT including	11.10.2006	Through 30.12.2006. If neither Party declares its intention to terminate contractual relations by the time of the Contract validity term expiry, the Contract is deemed to be prolonged on the same conditions for indefinite period of time	The Contract's terms and conditions are applicable to the Parties' relations which occurred since 01.01.2006.
	Approved by the Board of directors in quarter IV of 2006						
58.	V.A. Andreev, Rector of Povolzhskyi State Academy of Telecommunications and	Provision of services on conducting extension courses for the employees of Samara branch of OJSC	State educational institution "Povolzhskyi State Academy of	133 040 rubles	15.11.2006	Services provision start date - November 20, 2006, end date of services provision - December 08,	-

	Informatics and simultaneously is a member of OJSC "VolgaTelecom" Board of directors	"VolgaTelecom"	Telecommunications and Informatics"			2006	
59.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. D.V. Pozdnyakov – a member of OJSC "VolgaTelecom" Management board and simultaneously is a member of the Board of directors of OJSC "TATINCOM-T"; 3. M.V. Petrov, a member of OJSC "VolgaTelecom" Management board and simultaneously is the Chairman of the Board of directors of OJSC "TATINCOM-T"	OJSC "VolgaTelecom" (the Bailor) obliges to grant cellular wireless telephony equipment, transferred to it by OJSC "RTK-Leasing" (Lessor) under financial lease contract N1305-204/05 of 15.09.2005, to OJSC "TATINCOM-T" (Lease holder) for temporary possession and use with the right of subsequent redemption	OJSC "TATINCOM-T"	Total amount of the rent is 78 738 557 rubles, exclusive of VAT, the Equipment repurchase value amounts to 14 000 rubles, exclusive of VAT	29.11.2006	-	The Bailor is obliged to transfer the Equipment to the Lease holder during 10 business days since the time of the Contract conclusion. The Equipment is transferred to temporary possession and use subject to the Contract terms and conditions for the period of 35 months since the time of signing the Equipment delivery-acceptance certificate
60.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. D.V. Pozdnyakov – a member of OJSC "VolgaTelecom" Management board and simultaneously is a member of the Board of	OJSC "VolgaTelecom" (the Bailor) obliges to grant cellular wireless telephony equipment, transferred to it by OJSC "RTK-Leasing" (Lessor) under financial lease contract N1310-204/05 of November 15, 2005, to OJSC "TATINCOM-T" (Lease holder) for temporary possession and	OJSC "TATINCOM-T"	Total amount of the rent is 26 527 804 rubles, exclusive of VAT, the Equipment repurchase value amounts to 9500 rubles, exclusive of VAT	29.11.2006	-	The Bailor is obliged to transfer the Equipment to the Lease holder during 10 business days since the time of the Contract conclusion. The Equipment is transferred to temporary possession and use subject to the Contract terms and conditions for the period of 36 months since the time of signing the Equipment delivery-acceptance certificate

	directors of OJSC "TATINCOM-T"; 3. M.V. Petrov, a member of OJSC "VolgaTelecom" Management board and simultaneously is the Chairman of the Board of directors of OJSC "TATINCOM-T"	use with the right of subsequent redemption.					
61.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. D.V. Pozdnyakov – a member of OJSC "VolgaTelecom" Management board and simultaneously is a member of the Board of directors of OJSC "TATINCOM-T"; 3. M.V. Petrov, a member of OJSC "VolgaTelecom" Management board and simultaneously is the Chairman of the Board of directors of OJSC "TATINCOM-T"	OJSC "VolgaTelecom" (Lessor) transfers and OJSC "TATINCOM-T" (Lessee) accepts microwave radio equipment for temporary possession and use subject to the terms and conditions of the Contract	OJSC "TATINCOM-T"	Monthly rental fee is 175 920 rubles, exclusive of VAT, total rental fee amounts to 7 036 800 rubles exclusive of VAT, the Equipment repurchase value amounts to 3 853 639 rubles, exclusive of VAT	08.11.2006	-	The Bailor is obliged to transfer the Equipment to the Lease holder during 10 business days since the time of the Contract conclusion. The Equipment is transferred to temporary possession and use subject to the Contract terms and conditions for the period of 40 months since the time of signing the Equipment delivery-acceptance certificate
62.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	OJSC "VolgaTelecom" (the Contractor) obliges to render services to OJSC "RTComm.RU" (the Customer) on organization of virtual communication	OJSC "RTComm.RU"	The cost of services of organization of one channel at the rate not lower than	04.10.2006	Effective till December 31, 2007. The services of communication channels organization under the Contract are provided in stages:	The Contract's terms and conditions are applicable to the Parties' relations corresponding to the Contract subject-matter and which occurred since September 13, 2006.

		channels at the rate not lower than 128 kbps to the number of 8 075 from general education institutions to the Customer access nodes, specified in Supplement №1 to the Contract. The Contractor provides for 24-hours granting to use of the organized telecommunication channels		128 kbps, including installation and tuning of terminal equipment - 2 200 rubles, including VAT (lumpsum payment). The cost of services for 24-hours granting one telecommunication channel to use - 1000 rubles per month, including VAT		-stage: from 13.09.2006 through 31.12.2006 - organization of 4 658 communication channels; - stage: quarter 1of 2007 - organization of 679 communication channels ; - stage: quarter 2 of 2007 - organization of 921 communication channels; - stage: quarter 3 of 2007 - organization of 1 005 communication channels; - stage: quarter 4 of 2007 - organization of 812 communication channels	
63.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	OJSC 'VolgaTelecom" (the Customer) assigns and OJSC "GIPROSVYAZ" (Contractor) obliges to make a draft design, justification of investments and conduct a survey on the object: "IP-TV services provision at the networks of OJSC "VolgaTelecom" eight branches"	OJSC "GIPROSVYAZ"	2 360 000,00 rubles, VAT including	21.11.2006	Start and end dates of works under the Contract are defined in accordance with Timing schedule	-
64.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	Carrying out design and survey works on the object "Data transfer network extension in Orenburg city and in Orenburg oblast"	OJSC "GIPROSVYAZ"	1 986 636,20 rubles, VAT including	20.11.2006	Start and end dates of works under the Contract are defined in accordance with Timing schedule	-
65.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares;	OJSC "VolgaTelecom" (the Guarantor) irrevocably obliges to pay jointly with CJSC "RTCOM" (the Borrower) any amount due and	CJSC "International Moscow Bank"	-	05.12.2006	It is effective during the period, ending in one year since the date when the Credit is to be repaid in full according to the terms and conditions of Credit	▪ Credit amount – US$4 million; ▪ Interest rate under Credit Agreement – LIBOR rate plus 3,25% annually; ▪ Credit term – 24 months since the date of signing the Credit

	2. M.V. Petrov, a member of OJSC "VolgaTelecom" Management board and simultaneously is the Chairman of the Board of directors of CJSC "RTCOM" which obtains benefit under the specified transaction; 3. D.V. Pozdnyakov – a member of OJSC "VolgaTelecom" Management board and simultaneously is a member of the Board of directors of CJSC "RTCOM"; 4. O.V. Ershov - a member of OJSC "VolgaTelecom" Management board and simultaneously is a member of the Board of directors of CJSC "RTCOM"	payable by the Borrower to CJSC "International Moscow Bank" (the Bank) under Credit accommodation agreement to the Bank at the Bank's short notice, within the limits of the amount specified in item 7 of the Contract of Guarantee.				Agreement. In case of Credit Agreement termination the Contract of Guarantee terminates.	Agreement.
66.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. V.D. Savchenko – a member of OJSC "VolgaTelecom" Board of directors and simultaneously is a member of OJSC "Svyazintek" Board of	Providing services /carrying out works on centralized management of ERP roll-out within the frameworks of the Program. The Program - the measures aimed at creation and roll-out of ERP-system in seven electric communication companies. The works and the services within the	OJSC "Svyazintek"	US$1 138 287,63, VAT including	12.12.2006	-	The Contract's terms and conditions are applicable to the relations of the Parties which occurred on January 10, 2006

	directors	framework of the Program are carried out in the interests of seven Mega-Regional Companies (MRCs)					
67.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	Agency contract	OJSC "RTComm.RU"	The Agent's fee for performing acts stipulated in item 1.1. of the Contract, for one educational institution amounts to 318,04 rubles, VAT including	20.12.2006	Till December 31, 2007	The present Contract terms and conditions are applicable to the relations of the Parties corresponding to the Contract subject-matter and which occurred since September 13, 2006
68.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. M.V. Petrov, a member of OJSC "VolgaTelecom" Management board and simultaneously is a member of the Board of directors of CJSC "Saratov-Mobile"	OJSC "VolgaTelecom" (the Carrier) provides the capability of access to local telephone communication network and the use of telephone communication to CJSC "Saratov-Mobile" (the Subscriber) with rendering services according to the List of services specified in Supplement №2 "The list and the cost of telecommunication services"	CJSC "Saratov-Mobile"	Telephone communication services under the Contract are paid in accordance with effective tariff rates of OJSC "VolgaTelecom"	29.12.2006	It is effective till termination on the following grounds: - at the Parties' consent; - in unilateral extrajudicial procedure: - by the Subscriber - on condition that the Carrier pays actually incurred expenses on electric communication services provision, - by the Carrier in case of non-removing infringements of requirements established by regulations or the Contract during 6 months from the date of the Subscriber's receipt of notice on intention to suspend telecommunication services provision,	Services provision start date - December 1, 2006

						including the case of non-payment by the Subscriber of rendered services	
69.	1. OJSC “Svyazinvest” possessing more than 20% of OJSC “VolgaTelecom” voting shares; 2. M.V. Petrov, a member of OJSC “VolgaTelecom” Management board and simultaneously is the Chairman of the Board of directors of CJSC “Ulyanovsk-GSM” which obtains benefit under the specified transaction	OJSC “VolgaTelecom” (the Guarantor) irrevocably obliges to pay jointly with CJSC “Ulyanovsk-GSM” (the Borrower) any amount due and payable by the Borrower to CJSC “International Moscow Bank” (the Bank) under Credit accommodation agreement to the Bank at the Bank’s short notice, within the limits of the amount specified in item 6 of the Contract of Guarantee.	CJSC “International Moscow Bank”	-	22.12.2006	It is effective during the period, ending in one year since the date when the Credit is to be repaid in full under the terms and conditions of Credit Agreement	Credit amount – 33 000 000 rubles. Interest rate under Credit Agreement – 10 % annually. Credit term – 24 months since the date of signing the Credit Agreement
70.	OJSC “Svyazinvest” possessing more than 20% of OJSC “VolgaTelecom” voting shares	Carrying out design and survey works – detailed design development for object: “Networking bit synchronization network of Orenburg branch of OJSC “VolgaTelecom”	OJSC “GIPROSVYAZ”	867 248,08 rubles, VAT including	14.12.2006	Start and end dates of works are defined in accordance with Timing schedule	-
71.	OJSC “Svyazinvest” possessing more than 20% of OJSC “VolgaTelecom” voting shares	LLC “YATKASVYAZSERVICE” (the Contractor) obliges to render services on delivery to OJSC “VolgaTelecom” (the Customer) of presentations-notifications (letters of advice) and unified payment documents (UPD) of telecommunication to the	LLC “YATKASVYAZSERVICE”	The cost of services of delivery one presentation-notification (letter of advice) at delivery with receipt acknowledgement amounts to 18 rubles 50 kopeks, including	15.12.2006	Valid till 31.12.2007	The contract is prolonged for the next year if neither Party claims its termination 30 days prior to the contract validity period end. The number of prolongations is not limited.

		Customer Subscribers		VAT; for the delivery of one unified payment document (UPD) of telecommunication - 1 ruble 3 kopeks, including VAT			
72.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	OJSC "VolgaTelecom" (the Contractor) renders services on locating telecommunication facilities, owned by OJSC "RTComm.RU" (the Customer) in its operational building at the address: M.Gorky street, 24a, Penza city, (Automatic telephone exchange -55).	OJSC "RTComm.RU"	The cost of services of the Equipment location amounts to 15 000 rubles per month, including VAT	28.12.2006	It is effective during 1 year. If 30 days prior to the end of the contract validity period neither Party makes written renunciation of its prolongation, the Contract is deemed to be automatically prolonged for 1 year.	Services provision start date – during 15 days since the time of signing the contract
73.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	Carrying out design and survey works at the object located in Nizhny Novgorod city and Nizhny Novgorod oblast: "Data transfer network development of Nizhny Novgorod branch of OJSC "VolgaTelecom", 6-th stage"	OJSC "GIPROSVYAZ"	6 844 000,00 rubles, VAT including	28.12.2006	Start and end dates of works are defined in accordance with Timing schedule of works	-
74.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	OJSC "VolgaTelecom" (the Contractor) renders services of locating telecommunication facilities, owned by CJSC "Penza Mobile" (the Customer) on the roof of its industrial premises and	CJSC "Penza Mobile"	12 315,66 rubles, including VAT (18%)	28.12.2006	Valid through August 31, 2007	The Contract's terms and conditions are applicable to the relations of the Parties which occurred on October 01, 2006, except for the service of locating the Equipment in operational building to the address: Penza city, Rakhmaninov street, 9,

		in its operational building to the Customer.					Automatic telephone exchange-45. The period of equipment location at the address: Penza, Rahmaninov street, 9, Automatic telephone exchange-45 is established according to the Contract. Contract of onerous services provision №22/05 of June 28, 2005 ceases to be in force since the time of signing the Contract.
75.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	OJSC "VolgaTelecom" (VolgaTelecom) obliges in accordance with connection terms and conditions, stipulated in the Contract, to render connection service and traffic transit service to CJSC "Nizhegorodskyi radiotelephone" (the Operator). The Operator obliges to render services of traffic transit and updating information about subscribers in the database to VolgaTelecom.	CJSC "Nizhegorodskyi radiotelephone"	The cost of services being acquired and disposed of is defined in Supplement №1 to the Contract	28.12.2006	It is effective till March 07, 2007. The Contract is deemed to be prolonged till 31.12.2007 and for each subsequent year (within the limits of the Parties' licenses validity term), if neither Party claims the Contact termination 3 days prior to its validity period end.	The Contract's terms and conditions are applicable to the relations of the Parties since July 01, 2006. Contract №17000 of October 01, 2002 on network interconnection of electric communication networks in the course of communication services provision earlier concluded between OJSC "VolgaTelecom" and CJSC "Nizhegorodskyi radiotelephone" and Supplementary agreements to the specified contract cease to be in force from July 1, 2006.
76.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. M.V. Petrov, a member of OJSC "VolgaTelecom" Management board and simultaneously is the	OJSC "VolgaTelecom" (VolgaTelecom) obliges in accordance with connection terms and conditions, stipulated in the Contract, to render connection service and traffic transit service to CJSC "Saratov-Mobile" (the Operator). The Operator obliges to render	CJSC "Saratov-Mobile"	The cost of services being acquired and disposed of is defined in Supplement №1 to the Contract	29.12.2006	It is effective during one calendar year. The Contract is deemed to be prolonged (within the limits of the Parties' license validity term) for each subsequent year if neither Party claims the Contact dissolution 30 days prior to its validity period end.	The Contract's terms and conditions are applicable to the relations of the Parties since July 01, 2006. Contract number №65 of 11.10.2001 of electric communication network operators' interaction and of telecommunication services provision concluded earlier ceases to be in force from July 1, 2006, in its part relating to the Parties'

	Chairman of the Board of directors of CJSC "Saratov-Mobile" which obtains benefit under the specified transaction	services of traffic transit to VolgaTelecom.					rights and liabilities on rendering services of connection and traffic transit.
77.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. M.V. Petrov, a member of OJSC "VolgaTelecom" Management board and simultaneously is the Chairman of the Board of directors of CJSC "RTCOM"; 3. D.V. Pozdnyakov – a member of OJSC "VolgaTelecom" Management board and simultaneously is a member of the Board of directors of CJSC "RTCOM"; 4. O.V. Ershov - a member of OJSC "VolgaTelecom" Management board and simultaneously is a member of the Board of directors of CJSC "RTCOM"	OJSC "VolgaTelecom" (VolgaTelecom) obliges in accordance with connection terms and conditions, stipulated in Supplement 1 to the Contract, to render connection service and traffic transit service to CJSC "RTCOM" (the Operator). The Operator obliges to render services of traffic transit to VolgaTelecom.	CJSC "RTCOM"	The cost of rendered services is defined in the Supplement №3 to the Contract	29.12.2006	It is effective during one calendar year. The Contract is deemed to be prolonged (within the limits of the Parties' license validity term) for each subsequent year if neither Party claims the Contact termination 30 days prior to its validity period end.	The Contract's terms and conditions are applicable to the relations of the Parties which occurred since July 01, 2006
78.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting	OJSC "VolgaTelecom" obliges in accordance with connection terms and conditions, stipulated in	CJSC "Chuvashiya Mobile"	The cost of rendered services is defined in Supplement №3	28.12.2006	Contract validity period - during one year. The Contract is deemed to be prolonged for a year if	The Contract's terms and conditions are applicable to the relations of the Parties which occurred since July 01, 2006

	shares	Supplement 1 to the Contract, to render connection service and traffic transit service to CJSC "Chuvashiya Mobile" (the Operator). The Operator obliges to render services of traffic transit to VolgaTelecom.		to the Contract		neither Party claims the Contact dissolution 30 days prior to its validity period end. The number of prolongations is not limited.	
79.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. M.V. Petrov, a member of OJSC "VolgaTelecom" Management board and simultaneously is the Chairman of the Board of directors of CJSC "Narodnyi telephone Saratov"	OJSC "VolgaTelecom" obliges in accordance with connection terms and conditions, stipulated in the Contract, to render connection service and traffic transit service to CJSC "Narodnyi telephone Saratov" (the Operator). The Operator obliges to render services of traffic transit to VolgaTelecom.	CJSC "Narodnyi telephone Saratov"	The cost of services being acquired and disposed of is defined in Supplement №1 to the Contract	29.12.2006	It is effective during one calendar year. The Contract is deemed to be prolonged (within the limits of the Parties' license validity term) for each subsequent year if neither Party claims the Contact dissolution 30 days prior to its validity period end.	The Contract's terms and conditions are applicable to the relations of the Parties which occurred since July 01, 2006
80.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. S.V.Omelchenko, OJSC "VolgaTelecom" General Director, simultaneously is a member of the Board of directors of OJSC "TATINCOM-T"; 3. M.V. Petrov, a member of OJSC "VolgaTelecom"	Supplementary agreement № 2 to the Contract of equipment leasing with subsequent passing into ownership № 691-05 of 18.10.2005	OJSC "TATINCOM-T"	Monthly lease payment for provided equipment amounts to 346 819 rubles, in addition to VAT (18%), total rental fee for the equipment is 13 872 773 rubles, in addition to VAT (18%), the equipment redemption value	29.12.2006	-	The agreement is applicable to the relations of the Parties which occurred since November 01, 2005

	Management board and simultaneously is the Chairman of the Board of directors of OJSC "TATINCOM-T"; 4. D.V. Pozdnyakov – a member of OJSC "VolgaTelecom" Management board and simultaneously is a member of the Board of directors of OJSC "TATINCOM-T"; 5. O.V. Ershov - a member of OJSC "VolgaTelecom" Management board and simultaneously is a member of the Board of directors of OJSC "TATINCOM-T"			is 3 943 680 rubles, in addition to VAT			
81.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. S.V.Omelchenko, OJSC "VolgaTelecom" General Director, simultaneously is the Chairman of the Board of directors of CJSC "Orenburg-GSM"; 3. M.V. Petrov, a member of OJSC "VolgaTelecom" Management board and simultaneously is a	OJSC "VolgaTelecom" (the Guarantor) irrevocably obliges to pay jointly with CJSC "Orenburg-GSM (the Borrower) any amount due and payable by the Borrower to CJSC "International Moscow Bank" (the Bank) under Credit accommodation agreement to the Bank at the Bank's short notice, within the limits of the amount specified in item 7 of the Contract of Guarantee.	CJSC "International Moscow Bank"	-	27.12.2006	It is effective during the period ending in one year since the date when the credit is to be repaid in full according to Credit Agreement terms and conditions. The Contract of Guarantee terminates in case of Credit Agreement termination.	▪ Credit amount – US$1 259 000,00; ▪ Interest rate under the Credit Agreement – LIBOR rate plus 3,25% annually; ▪ Credit period – 24 months since the date of signing the Credit Agreement

	member of the Board of directors of CJSC "Orenburg-GSM" which obtains benefit under the specified transaction						
82.	1. OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares; 2. M.V. Petrov, a member of OJSC "VolgaTelecom" Management board and simultaneously is the Chairman of the Board of directors of CJSC "Saratov-Mobile" which obtains benefit under the specified transaction	OJSC "VolgaTelecom" (the Guarantor) irrevocably obliges to pay jointly with CJSC "Saratov-Mobile" (the Borrower) any amount due and payable by the Borrower to CJSC "International Moscow Bank" (the Bank) under Credit accommodation agreement to the Bank at the Bank's short notice, within the limits of the amount specified in item 7 of the Contract of Guarantee.	CJSC "International Moscow Bank"	-	27.12.2006	It is effective during the period ending in one year since the date when the credit is to be repaid in full according to Credit Agreement terms and conditions. The Contract of Guarantee terminates in case of Credit Agreement termination.	▪ Credit amount – US Three million one hundred and fifty thousand; ▪ Interest rate under the Credit Agreement – LIBOR rate plus 3,25% (three point twenty five hundredth percent) annually; ▪ Credit period – 36 months since the date of signing the Credit Agreement
83.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	OJSC "VolgaTelecom" (the Guarantor) irrevocably obliges to pay jointly with CJSC "Chuvashiya Mobile" (the Borrower) any amount due and payable by the Borrower to CJSC "International Moscow Bank" (the Bank) under Credit accommodation agreement to the Bank at the Bank's short notice, within the limits of the amount specified in item 7 of the Contract of Guarantee.	CJSC "International Moscow Bank"	-	27.12.2006	It is effective during the period ending in one year since the date when the credit is to be repaid in full according to Credit Agreement terms and conditions. The Contract of Guarantee terminates in case of Credit Agreement termination.	▪ Credit amount – US$1 750 000; ▪ Interest rate under the Credit Agreement – LIBOR rate plus 3,25% (three point twenty five percent) annually; ▪ Credit period – 24 months since the date of signing the Credit Agreement

84.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	OJSC "VolgaTelecom" (the Guarantor) irrevocably obliges to pay jointly with CJSC "Penza Mobile" (the Borrower) any amount due and payable by the Borrower to CJSC "International Moscow Bank" (the Bank) under Credit accommodation agreement to the Bank at the Bank's short notice, within the limits of the amount specified in item 7 of the Contract of Guarantee.	CJSC "International Moscow Bank"	-	27.12.2006	It is effective during the period ending in one year since the date when the credit is to be repaid in full according to Credit Agreement terms and conditions. The Contract of Guarantee terminates in case of Credit Agreement termination.	▪ Credit amount – US$Two million nine hundred and eight thousand; ▪ Interest rate under the Credit Agreement – LIBOR rate plus 3,25% (three point twenty five hundredth percent) annually; ▪ Credit period – 24 months since the date of signing the Credit Agreement
85.	OJSC "Svyazinvest" possessing more than 20% of OJSC "VolgaTelecom" voting shares	OJSC "VolgaTelecom" (Contractor) provides the service of locating equipment owned by OJSC "RTComm.RU" (the Customer) in its industrial premises at the address: Orenburg city, Tereshkova street, 10 (Automatic trunk exchange building) to the Customer	OJSC "RTComm.RU"	17 257 rubles, exclusive of VAT	14.08.2006	Through 31.12.2006.	The Contract's terms and conditions are applicable to the relations of the Parties which occurred since May 01, 2005

OJSC "VolgaTelecom"
General Director _______________ **S.V. Omelchenko**

OJSC "VolgaTelecom"
Chief accountant _______________ **N.I. Popkov**

Supplement 2.

Data on the Company's participation in other entities providing telecommunication services (the Company's equity stake in their charter capital is at least 10%).

№	Entity's name*	Core activity	Equity stake in entity's charter capital, %	Contribution to charter capital, RUR thousand	Key performance indicators		
					Number of Subscribers/lines	Proceeds, RUR thousand	Net profit, RUR thousand
1	CJSC "NSS"	GSM cellular communication services	100	21629,4	1 200 999	2 194 344	582 728
2	CJSC "RTCOM"	GSM cellular communication services	100	20,6	88 144	55 523	- 39 352
3	LLC "NIZHEGORODSKYI TELESERVICE"	Data transfer services, telematic services	100	300,0	446	48 807	3 550
4	CJSC "Digital telecommunications"	Local telephone communication services	100	8,0	The company is in the process of liquidation		
5	CJSC "Transsvyaz"	Local telephone communication services	100	400,0	5 983	15 475	1 067
6	CJSC "Saratov-Mobile"	DAMPS and GSM cellular communication services	100	6 601,5	113 968	155 588	692
7	CJSC "Penza Mobile"	DAMPS cellular communication services	100	3 025	850	2 176	- 5 900
8	CJSC "Chuvashiya Mobile"	GSM cellular communication services	100	1 672,9	46 269	57 260	- 326
9	CJSC "Nizhegorodteleservice"	Data transfer services, telematic services	80	2 400	149	13 926	845
10	OJSC "Information Commercial Networks "OMRIX"	Internet services, data transfer services	73,6	146,2	747	2 708	- 48
11	CJSC "Ulyanovsk-GSM"	GSM cellular communication services	60	60,0	248 615	490 496	25 802
12	CJSC "Orenburg-GSM"	GSM cellular communication services	51	102,0	161 350	233 706	16 727
13	OJSC "TATINCOM-T"	DAMPS and GSM cellular communication services	50+1 ordinary share	170 941,9	404 227	689 143	37 313
14	CJSC "Narodnyi	Wireless	50+1	50,01	66 011	103915	- 2 255

	Telephone Saratov"	communication services	preferred share				
15	CJSC "Chery Page"	Paging communication services	50	95,0	The company is in the process of liquidation		
16	CJSC "NIZHEGORODSKYI RADIOTELEPHONE"	Wireless communication services	50	50,0	2 014	14 839	3 993
17	CJSC "Samara Telecom"	Local telephone communication services	27,8	75,01	13 265	257 861	41 380
18	LLC "CPF "N.N.-ROSSVYAZINFORM"	Local telephone communication services	20	0,25	5 854	34 860	- 57
19	LLC "Samara payphone"	Public telephone communication services	10	10,0	The company is in the process of liquidation		

** Entity's name where the Company is:*
a) promoter;
b) shareholder (participant).

<u>*CJSC "NSS".*</u>
Full name: Closed Joint Stock Company "Nizhegorodskaya Sotovaya Svyaz";
Location: Dom Svyazi, Gorky square, Nizhny Novgorod city, Russia;
Registration date: 30.03.1995;
Year of OJSC "VolgaTelecom" entry: 1995;
Core activity: provision of GSM cellular communication services.

<u>*CJSC "RTCOM".*</u>
Full name: Closed Joint Stock Company "RTCOM";
Location: Kosarev street, 15, Saransk town, Russia;
Registration date: 24.02.1995;
Year of OJSC "VolgaTelecom" entry: 2005;
Core activity: provision of GSM cellular communication services.

<u>*LLC "NIZHEGORODSKYI TELESERVICE".*</u>
Full name: Limited Liability Company "NIZHEGORODSKYI TELESERVICE";
Location: Dom Svyazi, Maxim Gorky square, Nizhny Novgorod city, Russia;
Registration date: 25.12.2000;
Year of OJSC "VolgaTelecom" entry: 2005;
Core activity: provision of data transfer services and telematic services.

<u>*CJSC "Digital telecommunications".*</u>
Full name: Closed Joint Stock Company "Digital telecommunications";
Location: Shumilov street, 20, Cheboksary town, Russia;
Registration date: 17.04.1996;
Year of OJSC "VolgaTelecom" entry: 1996;
Core activity: provision of local telephone communication services, putting liquidation measures into effect.

CJSC "Transsvyaz".
Full name: Closed Joint Stock Company "Transsvyaz";
Location: Chaadaev street, 2, Nizhny Novgorod city, Russia;
Registration date: 03.06.1997;
Year of OJSC "VolgaTelecom" entry: 1997;
Core activity: provision of local telephone communication services and construction of line and cable telecommunication facilities;
Material facts regarding participation which occurred in 2006: due to acquisition of 20% of shares, OJSC "VolgaTelecom" equity stake in charter capital amounted to 100%.

CJSC "Saratov- Mobile".
Full name: Closed Joint Stock Company "Saratov- Mobile";
Location: Kiselev street, 40, Saratov city, Russia;
Registration date: 19.09.1995;
Year of OJSC "VolgaTelecom" entry: 1995;
Core activity: provision of DAMPS and GSM cellular communication services;
Material facts regarding participation which occurred in 2006: due to acquisition of 50% of shares, OJSC "VolgaTelecom" equity stake in charter capital amounted to 100%.

CJSC "Penza Mobile".
Full name: Closed Joint Stock Company "Penza Mobile";
Location: Kuprin street, 1/3, Penza city, Russia;
Registration date: 31.07.1995;
Year of OJSC "VolgaTelecom" entry: 1995;
Core activity: provision of DAMPS cellular communication services;
Material facts regarding participation which occurred in 2006: due to acquisition of 60% of shares, OJSC "VolgaTelecom" equity stake in charter capital amounted to 100%.

CJSC "Chuvashiya Mobile".
Full name: Closed Joint Stock Company "Chuvashiya Mobile";
Location: K.Ivanov street, 83, Cheboksary town, Russia;
Registration date: 06.01.1995;
Year of OJSC "VolgaTelecom" entry: 1994;
Core activity: provision of GSM cellular communication services;
Material facts regarding participation which occurred in 2006: due to acquisition of 70% of shares, OJSC "VolgaTelecom" equity stake in charter capital amounted to 100%.

CJSC "Nizhegorodteleservice".
Full name: Closed Joint Stock Company "Nizhegorodteleservice";
Location: Dom Svyazi, Gorky square, Nizhny Novgorod city, Russia;
Registration date: 26.02.1997;
Year of OJSC "VolgaTelecom" entry: 1997;
Core activity: provision of data transfer services and telematic services;
Material facts regarding participation which occurred in 2006: due to acquisition of 40% of shares, OJSC "VolgaTelecom" equity stake in charter capital amounted to 80%.

OJSC "Information Commercial Networks "OMRIX".
Full name: Open Joint Stock Company "Information Commercial Networks "OMRIX";
Location: Tereshkova street, 10, Orenburg city, Russia;
Registration date: 21.12.1991;
Year of OJSC "VolgaTelecom" entry: 1991;
Core activity: provision of Internet services and data transfer network services.

CJSC "Ulyanovsk-GSM".
Full name: Closed Joint Stock Company "Ulyanovsk-GSM";
Location: Goncharov street, 52, Ulyanovsk city, Russia;
Registration date: 05.05.1998;
Year of OJSC "VolgaTelecom" entry: 1998;
Core activity: provision of GSM cellular communication services.

CJSC "Orenburg-GSM".
Full name: Closed Joint Stock Company "Orenburg-GSM";
Location: Volodarskyi street, 11, Orenburg city, Russia;
Registration date: 01.07.1996;
Year of OJSC "VolgaTelecom" entry: 1996;
Core activity: provision of GSM cellular communication services.

OJSC "TATINCOM-T".
Full name: Open Joint Stock Company "TATINCOM-T";
Location: Lomzhinskaya street, 20 A, Kazan city, Russia;
Registration date: 28.11.1997;
Year of OJSC "VolgaTelecom" entry: 2003;
Core activity: provision of DAMPS and GSM cellular communication services; premises leasing.

CJSC "Narodnyi Telephone Saratov".
Full name: Closed Joint Stock Company "Narodnyi Telephone Saratov";
Location: Kiselev street, 40, Saratov city, Russia;
Registration date: 09.09.1998;
Year of OJSC "VolgaTelecom" entry: 1998;
Core activity: provision of local telephone communication services using radio access equipment.

CJSC "Chery Page".
Full name: Closed Joint Stock Company "Chery Page";
Location: K.Ivanov street, 83, Cheboksary town, Russia;
Registration date: 14.10.1994;
Year of OJSC "VolgaTelecom" entry: 1994;
Core activity: provision of paging communication services, putting liquidation measures into effect.

CJSC "NIZHEGORODSKYI RADIO TELEPHONE".

Full name: Closed Joint Stock Company "NIZHEGORODSKYI RADIOTELEPHONE";
Location: Dom Svyazi, Gorky square, Nizhny Novgorod city, Russia;
Registration date: 26.08.1999;
Year of OJSC "VolgaTelecom" entry: 1999;
Core activity: provision of local telephone communication services using radio access equipment.

CJSC "Samara Telecom".

Full name: Closed Joint Stock Company "Samara Telecom";
Location: Polevaya street, 43, Samara city, Russia;
Registration date: 29.03.1996;
Year of OJSC "VolgaTelecom" entry: 1996;
Core activity: provision of local telephone communication services.

LLC "CPF "N.N.-ROSSVYAZINFORM".

Full name: Limited Liability Company "Commercial and Production Firm "N.N.-ROSSVYAZINFORM";
Location: Dom Svyazi, Gorky square, Nizhny Novgorod city, Russia;
Registration date: 01.04.1992;
Year of OJSC "VolgaTelecom" entry: 1992;
Core activity: provision of local telephone communication services.

LLC "Samara payphone".

Full name: Limited Liability Company "Samara payphone";
Location: Penzenskaya street, 68, Samara city, Russia;
Registration date: 23.01.1998;
Year of OJSC "VolgaTelecom" entry: 1998;
LLC "Samara payphone" is in the process of liquidation since 2001.

OJSC "VolgaTelecom"
General Director ______________________ **S.V. Omelchenko**

OJSC "VolgaTelecom"
Chief accountant ______________________ **N.I. Popkov**

1283-2(b)

EXPLANATORY MEMORANDUM
to OJSC "VolgaTelecom"
accounting statement
for 2006

OJSC "VolgaTelecom"
Explanatory memorandum to accounting statement for 2006
Table of contents

2. General data (the audit of the information provided in this item has not been conducted)

Open Joint Stock Company "VolgaTelecom", abbreviated name - OJSC "VolgaTelecom", ITN 5260901817, (hereinafter - the Company) was registered on December 15, 1993 by the Committee for management and control of city's property and land resources of administration of Nizhny Novgorod city, registration № 448. As of December 31, 2006 the Company's personnel capacity was 39 353 men (as of December 31, 2005 – 47 237 persons).

The Company is registered at the address: Dom Svyazi, Maxim Gorky square, Nizhny Novgorod city, 603000.

As per the obtained licenses the Company carries out the following types of activity:

- Provision of local and intrazonal communication services;
- Provision of local, domestic long-distance and international long-distance communication services via payphones and shared terminals;
- Provision of cellular mobile communication services (GSM-900, DCS-1800, CDMA-400, NMT-450);
- Provision of mobile radiotelephone communication services;
- Provision of mobile radio communication services;
- Provision of communication channels lease services;
- Provision of telematic services (including e-mail service, access to informational resources service, call center, Telefax service, Comfax service, Office fax service, communications processing service, voice messages service, voice information transfer service, audio conferences service, video conferences service);
- Data transfer services provision;
- Provision of telegraph communication services (including "telegram" service, services of AT/Telex network);
- Cable TV services provision;
- Wire broadcasting services provision;
- Provision of TV and radio programs off-air broadcasting services;
- Provision of radio broadcasting services by using transmission devices;
- Provision of local telephone communication services by using radio access facilities;
- Provision of TV broadcasting services by using transmission devices (MMDS);
- Accomplishment of works connected to using data constituting a state secret;
- Putting into effect the measures and (or) rendering of services in the field of protection of the state secret;
- Designing of buildings and constructions of responsibility level II, development of construction documentation sections for construction of buildings and constructions and their groups;
- Construction of buildings and constructions of responsibility level I and II;
- Geodesic and cartography activity;
- Training, improvement of professional skills of technical officers, operational personnel, administrative personnel;
- Maintenance, repair and sale of cash machines;
- Maintenance, repair and sale of communication facilities;
- Installation, repair and maintenance of security alarm systems;
- The organization of restoration of communication networks and facilities during failures and damages;
- Priority provision of communication services and facilities in the interests of defense, state administration, security, law and order;

- Putting into effect the measures for providing communication services in emergency situations;
- Putting into effect in the established procedure of the plans of communication network mobilization preparation and the measures under emergency situations;
- Provision of consulting services;
- Medical services provision;
- Fire prevention and extinguishing activity;
- Installation jobs, repair and service of means of maintenance of fire safety of buildings and constructions;
- Operation of gas networks;
- Designing and construction of buildings and constructions of responsibility level I and II;
- Engineering research work for construction of buildings and constructions of responsibility level I and II;
- Underground survey;
- Technique maintenance of cryptographic facilities, information encryption, cryptographic facilities distribution;
- Passenger traffic with motor transport equipped for transportation of more than 8 persons;
- Transportation of cargoes by motor transport means with carrying capacity over 3.5 tons;
- Use of natural resources;
- Conducting activity on hazardous waste handling;
- Material handling (loading and unloading) in railway transportation;
- Repair of measurement instrumentation.

Data on the registrar:

Name: Open Joint Stock Company "Obiedinennaya registratsionnaya kompaniya"
Location: Russia, Pyatnitskaya street, 70, Moscow, 113095, Russia
Mailing address: P.O.Box 162, Kalanchevskaya street, 15A, Moscow, 117342, Russia
License number: 10-000-1-00314
Date of the license issue: March 30, 2004
Validity term: unlimited
Body that issued the license: Russia's Federal Commission for the Securities Market.

Data on the auditor:

Name: Limited Liability Company "Ernst & Young"
Location: Sadovnicheskaya naberezhnaya 77, str.1, Moscow, 115035, Russia
Mailing address: Sadovnicheskaya naberezhnaya 77, str.1, Moscow, 115035, Russia
E-mail: Moscow@ru.ey.com

Data on the auditor's license:
License number: E002138
Date of issue: September 30, 2002
Validity term: 5 years
Body that issued the license: Ministry of Finance of the Russian Federation.

The Board of directors' structure comprises:

The Chairman of the Board of directors:

- Kuznetsov Sergey Ivanovich – first deputy to OJSC "Svyazinvest» General Director.

Deputy to the Chairman of the Board of directors:

- Omelchenko Sergey Valerievich – OJSC "VolgaTelecom" General Director.

Members of the Board of directors:

- Andreev Vladimir Alexandrovich – Rector of Povolzhsky state academy of telecommunications and informatics";
- Bulancha Sergey Anatolievich – deputy to the head of Federal telecommunication agency;
- Grigorieva Alla Borisovna – deputy to the director - head of section of the department of corporate governance of OJSC "Svyazinvest";
- Degtyarev Valeryi Victorovich – General Director of CJSC "Professional telecommunications";
- Enin Evgenyi Petrovich – Deputy to the General Director of Non-Commercial Partnership "Russian Institute of directors";
- Morozov Andrey Vladimirovich– lawyer of Moscow representation office of "NCH Advisors, Inc.";
- Savchenko Victor Dmitrievich – director of the Department of legal provision of OJSC "Svyazinvest";
- Slizen Vitalyi Alexandrovich – director of department of state policy in the sphere of information and communication technologies of Russia's Ministry for information and communication;
- Fedorov Oleg Romanovich – executive director of CJSC "Obiedinennaya finansovaya gruppa";
- Chernogorodskyi Sergey Valerievich – director of the department of stockholder capital of OJSC "Svyazinvest".

The Company's Management board structure comprises:

The Chairman of the Management Board:

- Omelchenko Sergey Valerievich – OJSC "VolgaTelecom" General Director.

Members of the Management board:

- Astakhova Svetlana Leonidovna – deputy to the General Director of OJSC "VolgaTelecom" – staff director;
- Dyakonov Mikhail Vasilievich – deputy to OJSC "VolgaTelecom" General Director for capital construction;
- Ershov Oleg Vladimirovich – deputy to OJSC "VolgaTelecom" General Director – Commercial director;
- Ketkov Alexander Yulievich – deputy to OJSC "VolgaTelecom" General Director – Technical director;
- Petrov Mikhail Victorovich – deputy to OJSC "VolgaTelecom" General Director;
- Pozdnyakov Denis Vyacheslavovich– First deputy to OJSC "VolgaTelecom" General Director for economics and finances;
- Popkov Nikolai Ivanovich – OJSC "VolgaTelecom" chief accountant;

- Ulyanov Vladimir Vasilievich– deputy to OJSC "VolgaTelecom" General Director for security.

The Company's Auditing committee structure comprises:

The Chairman of the Auditing committee:
- Koroleva Olga Grigorievna – chief accountant of OJSC "Svyazinvest".

The Auditing committee's members:
- Belyakova Nataliya Yurievna – Deputy to the director of department of finances of OJSC "Svyazinvest";
- Golubitskyi Bogdan Ivanovich – the head of the section of department for economic planning and budgeting of OJSC "Svyazinvest";
- Zubova Tatiana Yurievna – deputy to the head of the section of methodology of accounting department of OJSC "Svyazinvest".

3. Accounting policy

This accounting statement of the Company is drawn up on the basis of the following accounting policy.

Basic approaches to drawing up annual accounting statement

Bookkeeping is done in the Company in accordance with Federal law № 129-ФЗ of November 21, 1996 "On bookkeeping" (with amendments of July 23, 1998 , March 28, December 31, 2002, January 10, May 28, June 30, 2003) and "Provision on bookkeeping and accounting statement recording in the Russian Federation" approved by RF Ministry of Finances Order № 34н of July 29, 1998 (with amendments of December 30, 1999 and March 24, 2000), and also with effective regulations on bookkeeping.

The Company's accounting statement for 2006 was drawn up in accordance with the same law and regulations on the basis of assumption that the Company will continue its activity in foreseeable future and has no intention and necessity of liquidation or substantial activity cutting-down, and therefore the obligations will be repaid according to the established procedure.

Assets and liabilities in foreign currencies

While accounting business transactions made in foreign currencies the Company applied official foreign currency rate valid on the date of the transaction settlement. Monetary assets and liabilities, the cost of which is expressed in foreign currency, are reflected in accounting statement in the amounts calculated on the basis of currency rates, established by the Russian Federation Central Bank for reporting dates (rubles per a unit of currency):

Foreign currency	December 31, 2005	December 31, 2006
US$	28,7825	26,3311
Euro	34,1850	34,6965
Japanese Yen	0,2453	0,2216

Foreign exchange differences, which occurred during the year under transactions with assets and liabilities and also during their translation in ruble equivalent as of the reporting date, are charged to other income and expenses.

In the cash flow statement the ruble equivalent of currency balances as of the year beginning and of foreign currency flows during the year are calculated according to official exchange rate effective as of December 31, 2006 and correspondingly comparable data are calculated as per the official exchange rate effective as of December 31, 2005.

Short-term and long-term assets and liabilities

In the statement the assets (liabilities) are referred to short-term ones if the term of their circulation (retirement) does not exceed 12 months after the reporting date. All the other assets and liabilities are represented in the statement as the long-term ones.

Intangible assets

The structure of intangible assets reflects exclusive rights to the objects of intellectual property (trademark and copyright).

Trademark and exclusive copyright are depreciated by line method on the basis of the term of useful life of 10 and 5 years correspondingly.

The useful life is defined by a specially established committee and approved as per the established procedure on the basis of the object expected performance life, during which the Company plans to receive economic benefit (income) from its use.

In the statement the intangible assets are represented at initial cost minus depreciation amount accrued for the entire utilization time.

By the initial cost of intangible assets, acquired in exchange for goods (values) differing from monetary assets, is accepted the cost of transferred assets or the assets subject to the transfer. The specified cost was fixed on the basis of the price by which the Company under relative circumstances usually defined the cost of similar goods (values).

Fixed assets

The objects of fixed assets are accepted for accounting at initial cost.

By the initial cost of fixed assets, acquired for a fee, is accepted the sum of actual costs for acquisition , construction and production, except for value-added tax and other reimbursable taxes (except for the cases established by the Russian Federation legislation).

By the initial cost of fixed assets, acquired in exchange for goods (values) differing from monetary assets, is accepted the cost of transferred assets or the assets subject to the transfer. The latter was fixed on the basis of the price by which the Company under relative circumstances usually defined the cost of similar goods (values).

In balance sheet the fixed assets are represented at initial (replacement) cost minus depreciation amount accrued for the entire time of operation.

In the structure of fixed assets, the real property objects which are commissioned and actually used before state registration of property rights for such objects are recognized.

For fixed assets acquired before January 1, 2002 the norms of depreciation deductions were fixed on the basis of Uniform norms of depreciation deductions approved by Regulation of the USSR Council of Ministers № 1072 of 22.10.1990. For fixed assets acquired after January 1, 2002 the depreciation deductions for the groups of fixed assets were fixed on the basis of RF Government Regulation №1 of 01.01.2002.

Fixed assets are depreciated by line method on the basis of adopted terms of useful service:

Production buildings	-	From 5 to 100 years
Installations and transfer mechanisms	-	From 5 to 59 years
Communication equipment	-	From 3 to 30 years
Transport vehicles	-	From 3 to10 years
Computing machinery and office appliances	-	From 3 to10 years

Other objects	-	From 2 to 30 years

The plots of land are not depreciated.

The objects of housing facilities and land improvement objects, commissioned prior to 2006 are not depreciated. The same objects commissioned in 2006 are depreciated according to general procedure.

The outlays for all types of repairs were included into ordinary activities expenses of the reporting period. The provision for the costs to be incurred for the repair of fixed assets was not established.

Fixed assets, obtained under financial rent (leasing) contracts starting from 2005 and booked in the structure of the Company's fixed assets, are depreciated by line method on the basis of the term of useful service.

Fixed assets, obtained under financial rent (leasing) contracts in 2004 and booked in the structure of the Company's fixed assets, are depreciated by line method on the basis of the term of useful service, which is established equal to leasing contract validity term.

In respect of fixed assets obtained before year 2004 by leasing contracts and recognized in the structure of fixed assets, the amortization is calculated by line method, on the basis of the term of useful service with application of accelerated depreciation ratio, stipulated by contract terms and conditions, but not bigger than 3.

Financial investments

Financial investments, for which current market cost is not defined, are reflected in balance sheet at their initial cost.

Initial cost of financial investments:

- acquired for value was defined as the amount of actual expenses of the Company for their acquisition;
- acquired under contracts stipulating performance of obligations (payment) by non-monetary assets was defined as the cost of assets transferred by the Company;
- in the form of investments in the capitals of subsidiary, associated and other companies, constitutes monetary appraisal, coordinated by founders (participants) of these companies.

Financial investments, for which as of the end of 2006 steady substantial reduction in value is recognized, were presented in the balance sheet minus provision established for depreciation of financial investments. The amount of the provision was classified as the increase in other expenses.

Financial investments, for which trade organizer at the securities market defines fair market value as per the established procedure, are reflected in the accounting statement at fair market value as of December 31, 2006 by adjusting their valuation. The amount of the adjustment is classified as the increase in other expenses (income).

During the sale and other retirement of securities, for which fair market value is not defined, the retiring issuing securities were valuated by FCFS method; the retiring non-issuing securities were valuated by the actual cost of each security.

Inventories

Inventories are reflected in statement at actual prime cost, which is:

- acquisition of inventories for value – the sum of actual costs connected with acquisition, including expenses for bringing them to the state in which they are usable, except for VAT and other reimbursable taxes;

- production of inventories by the organization itself – the sum of actual costs connected with their production;
- receipt of inventories in consideration for contribution to the charter capital of an organization-monetary appraisal coordinated with founders with due account for the requirements of law "On joint-stock companies";
- receipt of inventories by the gift contract (on a gratis basis), and also remaining from the retirement of fixed assets and other property - fair market value as of the date of acceptance to accounting;
- receipt of inventories by contracts, stipulating fulfillment of obligations (payment) by non-monetary assets – the cost of assets transferred or subject to transfer by the Organization.

For goods in retail their trading values are reflected.

In the structure of inventories the assets are reflected which are acquired starting from 2006, in respect of which the conditions stipulated in item 4 of Provision on bookkeeping 6/2001 "Fixed assets accounting" are met and which cost is not more than 10000 rubles per unit.

Retiring inventories (excluding precious metals) are valuated at average prime cost.

Precious materials are charged off at the prime cost of each unit.

Prepaid expenses

Expenses incurred by the Company in the reporting year but relating to the next reporting periods are reflected as the prepaid expenses. These expenses are subject to amortization on a straight-line basis during the periods to which they are related.

Prepaid expenses connected with acquisition and introduction of software products and data bases, subject to amortization later than 12 months after the reporting date, are reflected in the balance sheet in the structure of other non-current assets.

Debts of buyers and customers

The debts of buyers and customers are reflected in the statement with VAT taken into account, the latter being paid to the budget after the receipt of payment of accounts receivable, and are defined on the basis of prices set by the contracts between the Company and the buyers (customers), all discounts (extra charges) granted by the Company being taken into account. Debt unreal for recovery was charged off the balance as it was recognized to be such.

The debt of buyers for sold services, works, goods, products, fixed assets, inventories and other property, not repaid in the terms stipulated by contracts, and for which appropriate guarantees are not provided, is shown minus doubtful debts provisions.

The amount of provision is defined separately for each debt on the basis of made inventory depending upon the debtor's solvency and the probability of the debt settlement.

Due to the fact that at communication enterprises the individual analysis of each doubtful debt for communication services is impossible because of large number of subscribers, the provision is established in the amount of 100% of the debt amount for all unsettled debts for communication services, the payment for which as of the date of the provision establishment is overdue for 90 and more days. As for the debts the payment of which is delayed less than for 90 days the provision is not established.

The social protection bodies' debt for reimbursement of expenses, connected with granting facilities for telecommunication services, is reserved by the results of inventory of debt under contracts (agreements) with social protection bodies.

Provision for doubtful debts is classified as the increase in other expenses.

Received credits and loans

The Company transfers long-term debt under received credits and loans into the structure of short-term debt at the time when 365 days are left to repay the principal amount of debt as per the terms and conditions of loan and (or) credit contract.

The Company recalculates as of each reporting date the cost of credits and loans, expressed in foreign currency and/or conventional monetary units. The differences which appear at recalculation are referred to other expenses.

Interests received under loans and credits used directly for acquisition, construction of investments assets are referred to the increase in the value of such investment assets.

Additional outlays, incurred in relation to obtaining credits or loans, include the expenses related to:

- rendering of legal and consulting services to the Company;
- provision of agency services on bill and bonded loans floatation to the Company;
- carrying out expert examinations;
- consumption of communication services;
- other outlays directly related to obtaining loans in money form.

Additional outlays related to obtaining loans and credits, placement of borrowed liabilities are classified by the Company as the expenses of the period in which they were made.

Interest on received credits (loans) is charged on a monthly basis in accordance with the procedure established in the contract.

As for the loans received in money form and raised by the issue of the Company's own bills of exchange, the amount of discount due to payment to the holder of the bill is classified as prepaid expenses with further charging off into the structure of other expenses on a monthly basis by equal shares during the circulation period of bills of exchange.

As for the loans received in money form and raised by the Company's bonds issue, in cases when the issued bonds are sold at the price different from their face value (with discount), then the amount of the discount is classified as prepaid expenses with further charging off into the structure of other expenses on a monthly basis by equal shares during the period of the bonds circulation.

Revenue recognition

Sales proceeds of products and services rendering are recognized by the accrual method, i.e. as the services are rendered and are reflected in the accounting minus VAT and discounts granted to the buyers.

Proceeds from products sale subject to conditions of the exchange of goods (barter) are defined by the cost of values received or subject to receipt by the Company, the specified cost being calculated on the basis of prices at which the Company usually defines the cost of similar values under comparable circumstances.

Income from the Company's assets granted for rent is referred to ordinary activities income.

Dividends in the structure of other income are recognized as they are declared.

Expenditures recognition

The Company calculates complete production cost of rendered services, work done, sold products without separating administrative and commercial expenses.

Expenditure records with respect to conducted activity types is organized in accordance with Order №54 of Ministry of information technologies and communications of the Russian Federation of May 02, 2006 "On approval of the procedure of separate record keeping by carriers of income and expenses under conducted activity types, rendered telecommunication services and for electric communication network parts used for these services provision".

Provisions for expenses to be incurred

The Company establishes a provision for the payment of coming rest leaves of employees and the provision for expenses to be incurred on remuneration by the results of work for a year.

Expenses for establishment of provisions are referred to ordinary activities expenses, to the increase in the initial cost of fixed assets objects in the course of construction, and also to the structure of other expenses, depending on the kind of activity of the employees, considered at calculation of provisions for expenses to be incurred.

Expenses for retirement insurance

Social deductions are made by means of payment of unified social tax, calculated by the Company by applying descending tax scale which amounts are provided in item 1 of article 241 of the Russian Federation Tax Code. The taxation base of unified social tax is defined as the sum of payment of labor and other remunerations of each employee. The Company pays the sums of unified social tax to three government extrabudgetary finds: Government Pension fund of the Russian Federation, Social Insurance fund of the Russian Federation and Compulsory Medical Insurance fund of the Russian Federation.

The Company participates in the program of one-off payment of pecuniary aid in the amount of three official salaries to the Company's employees in case of their retirement. This program covers the most part of the Company's employees and does not provide for any special funds establishment.

The Company also participates in pension program implemented within the package of non-government retirement insurance. The amounts of fees are defined on annual basis and they are classified as expenses as they occur. See item 10 of the present Explanatory memorandum.

Changes in the accounting policy for 2006

Accounting policy pursued in 2006 corresponds to the one implemented in the previous fiscal year, except for doubtful debts provision accrual with respect to advances paid out and other accounts receivable.

In 2006 the Company accrued doubtful debts provision with respect to advances paid out to suppliers, on the basis of carefulness requirements, the probability of receiving assets (services) under the specified advances being doubtful, and also with respect to other accounts receivable which repayment in full is unlikely. The size of provision was evaluated on an individual basis as applied to the debtors which were significant as such. Expenses on provision establishment are referred to other expenses.

As in 2005 the Company did not establish doubtful debts provision with respect to advances paid out and other accounts receivable, then in order to ensure the principle of comparability of accounting statement indexes the Company adjusted comparable data in the balance sheet, income statement and statement of changes of capital for 2006.

Changes in the accounting policy for 2007

In 2007 in accordance with the new wording of Provision on bookkeeping "Accounting of assets and liabilities expressed in foreign currency" (Provision on bookkeeping 3/2006) approved by order of Ministry of finances of the Russian Federation № 154 н of November 27, 2006, the procedure of accounting of assets and liabilities is changed, the cost of the specified assets and liabilities being expressed in foreign currency and the assets and liabilities being subject to payment in rubles.

According to the new rules, for the purpose of drawing up of accounting statement the receivables which cost is expressed in foreign currency and subject to payment in rubles, is to be translated in rubles as per foreign exchange official rate, established by the Russian Federation Central Bank as of the reporting date.

There are no other changes introduced into the accounting policy for 2007, the changes being capable to have material effect on the financial statement.

(RUR thousand, unless otherwise stated)

4. Comparative data

Comparative data in the Company's accounting for 2006 are formed by the adjustment of data of accounting for 2005 to bring them to conformity with accounting indexes for year 2006.

Changes of opening balance sheet as of January 1, 2006.

Line code	Balance sheet item as of 31.12.2005	Balance sheet item as of 01.01.2006	Deviations	Comments
130	803 373	795 576	(7 797)	According to the changes of accounting procedure, fixed assets with cost up to RUR 10 thousand are transferred to inventories to line 211
150	2 505 595	2 503 132	(2 463)	According to the changes of accounting procedure, advances paid out under leasing payments (over 12 months) are transferred from line 232 RUR 950 thousand; Doubtful debt provision is accrued in the amount of RUR 3 413 thousand.
190	27 324 315	27 314 055	(10 260)	Total of lines 130, 150
210	615 818	623 615	+7 797	Total of line 211
211	444 080	451 877	+7 797	According to the changes of accounting procedure, fixed assets with cost up to RUR 10 thousand are transferred to inventories from line 130
230	14 786	13 836	(950)	Total of line 232
232	950	0	(950)	According to the changes of accounting procedure, advances paid out under leasing payments (over 12 months) are transferred to line 150
240	1 769 385	1 754 936	(14 449)	Doubtful debt provision is accrued for line 242 RUR 4 661 thousand; for line 243 RUR 9 788 thousand
242	107 837	103 176	(4 661)	Doubtful debt provision is accrued in the amount of RUR 4 661 thousand
243	210 550	200 762	(9 788)	Doubtful debt provision is accrued in the amount of RUR 9 788 thousand
290	4 499 550	4 491 948	(7 602)	Total of lines 210, 230, 240
300	31 823 865	31 806 003	(17 862)	Total of line 190, 290
460	8 502 660	10 746 158	+2 243 498	Profit for 2005 is transferred from line 470 RUR 2 261 360 thousand; According to the changes of accounting policy doubtful debt provision is accrued in the amount of RUR 17 862 thousand
470	2 261 360	0	(2 261 360)	Profit for 2005 is transferred in line 460 RUR 2 261 360 thousand
490	16 298 720	16 280 858	(17 862)	Doubtful debt provision is accrued with respect to advances Line 150 RUR 3 413 thousand, with respect to other accounts receivable Line 242 RUR 4 661 thousand Line 243 RUR 9 788 thousand
700	31 823 865	31 806 003	(17 862)	Total of line 490

(RUR thousand, unless otherwise stated)

The amount of advances paid out to suppliers and of other accounts receivable was adjusted and also retained profit of past years was adjusted to the amount of doubtful debt provision established as of January 1, 2006 on the basis of requirement of accounting indexes comparability.

Changes of comparative information for 2005 in Income statement.

Line code	Column 3 f.2 for 2005	Column 4 f.2 for 2006	Deviations	Explanations
020	15 333 051	16 059 357	+726 306	Expenses on pecuniary aid, lumpsum remunerations are transferred from line 130
050	6 015 343	5 289 037	(726 306)	Expenses on pecuniary aid, lumpsum remunerations are transferred from line 130
090	229 316	424 675	+195 359	Non-sale and extraordinary income is transferred: From line 120 RUR 200 854 thousand From line 170 RUR 252 thousand, Doubtful debt provision is accrued in the amount of RUR 5 747 thousand
100	791 037	1 510 238	+719 201	Non-sale and extraordinary expenses are transferred: From line 130 RUR 1 445 215 thousand From line 180 RUR 291 thousand, Expenses on pecuniary aid, lumpsum payments are transferred to line 020 RUR 726 307 thousand
120	200 854	-	(200 854)	Non-sale income is transferred to line 090 RUR 200 854 thousand
130	1 445 215	-	(1 445 215)	Non-sale expenses are transferred to line 100 RUR 1 445 215 thousand
140	3 429 804	3 424 017	(5 787)	Total of lines 050, 090, 100, 120, 130, 170, 180
160	2 261 399	-	(2 261 399)	Line 160 "Profit (loss) of ordinary activity" is excluded
170	252	-	(252)	Extraordinary income is transferred to line 090 RUR 252 thousand
180	291	-	(291)	Extraordinary expenses is transferred to line 100 RUR 291 thousand
190	2 261 360	2 255 612	(5 748)	Doubtful debt provision is accrued

In statement for 2006 in accordance with orders №115н and №116н of September 18, 2006 of the Russian Federation Ministry of finances "On introducing changes to the regulations on bookkeeping" the lines for reflecting non-sale earnings and expenses and extraordinary income and expenses were excluded from Income statement. Due to that the Company changed the presentation of comparative data on other income and expenses for 2005. The amounts reflected in 2005 by excluded lines 120 "Non-sale earnings" and 170 "Extraordinary income" are reflected in Income statement for 2006 in line 090 "Other income". The information on other expenses is presented in a similar manner.

(RUR thousand, unless otherwise stated)

Other expenses for 2005 were adjusted to amount of 5 748 thousand rubles, making doubtful debt provision with respect to advances paid out to suppliers and other accounts receivable, the specified provision being established as of January 1, 2006 on the basis of requirement of accounting indexes comparability.

Changes of comparative information for 2005 in the Supplement to the balance sheet.

Line code	Column 6 f.5 for 2005	Column 3 f.5 for 2006	Deviations	Explanations
201	3 680 977	3 696 431	+15 454	Buildings are transferred: To line 202 RUR - 648 thousand To line 203 RUR - 306 thousand To line 204 RUR - 17 thousand From line 206 RUR + 17 673 thousand To line 208 RUR - 1 248 thousand
202	12 831 603	12 850 847	+19 244	Constructions are transferred: From line 201 RUR + 648 thousand From line 203 RUR + 19 245 thousand From line 205 RUR + 2 542 thousand From line 206 RUR + 46 thousand To line 208 RUR - 3 237 thousand
203	18 265 316	18 169 625	(95 691)	Machinery and equipment are transferred: From line 201 RUR + 306 thousand To line 202 RUR - 19 245 thousand From line 204 RUR + 6 204 thousand From line 205 RUR + 22 015 thousand, To line 208 RUR - 104 971 thousand
204	475 853	467 201	(8 652)	Transport vehicles are transferred: From line 201 RUR +17 thousand To line 203 RUR - 6 204 thousand To line 208 RUR - 2 465 thousand
205	1 841 728	1 817 335	(24 393)	Computing machinery and office appliances are transferred: To line 202 RUR - 2 542 thousand To line 203 RUR - 22 015 thousand From line 208 RUR + 164 thousand
206	63 216	45 497	(17 719)	Housing facilities are transferred: To line 201 RUR- 17 673 thousand To line 202 RUR - 46 thousand.
208	368 970	480 727	+111 757	Other types of fixed assets are *transferred:* From line 201 RUR + 1 248 thousand From line. 202 RUR + 3 237 thousand From line 203 RUR +104 971 thousand From line 204 RUR + 2 465 thousand To line 205 RUR - 164 thousand
221	839 928	840 003	+75	To line 222 RUR - 22 thousand To line 223 RUR - 29 thousand To line 224 RUR - 17 thousand From line 226 RUR + 143 thousand
222	4 809 511	4 820 819	+11 308	From line. 221 RUR + 22 thousand From line 223 RUR + 13 164

(RUR thousand, unless otherwise stated)

Line code	Column 6 f.5 for 2005	Column 3 f.5 for 2006	Deviations	Explanations
				thousand From line 225 RUR +252 thousand To line 226 RUR -2 130 thousand
223	7 988 975	7 946 886	(42 089)	From line 221 RUR +29 thousand To line 222 RUR -13 164 thousand From line 224 RUR +3 318 thousand From line 225 RUR +7 798 thousand To line 226 RUR -40 070 thousand
224	339 370	335 814	(3 556)	From line 221 RUR +17 thousand To line 223 RUR -3 318 thousand To line 226 RUR -255 thousand
225	833 601	825 871	(7 730)	To line 222 RUR -252 thousand To line 223 RUR -7 798 thousand From line 226 RUR +320 thousand
226	229 273	271 265	+41 992	To line 221 RUR -143 thousand From line 222 RUR +2 130 thousand From line 223 RUR +40 070 thousand From line 224 RUR +255 thousand To line 225 RUR -320 thousand

Breakdown of ordinary activities expenses (element-wise):

Line code	For the reporting year f.5 for 2005	For the previous year f.5 for 2006	Deviations	Explanations
601	4 641 181	4 410 706	(230 475)	Expenses on the companies of the group are transferred to item "other expenses" in the amount of RUR 230 475 thousand
602	5 204 912	5 675 096	+470 184	Expenses on collective agreement are transferred from non-sale expenses
603	1 299 343	1 300 820	+1 477	Expenses on collective agreement are transferred from non-sale expenses
605	1 637 500	2 122 620	+485 120	Expenses on collective agreement, transfers to non-government pension fund in the amount of RUR 254 644 thousand are transferred from non-sale expenses, expenses on the companies of the group are transferred from item "Material costs" in the amount of RUR 230 475 thousand
610	15 333 051	16 059 357	+726 306	Total of lines 601, 602, 603, 605

(RUR thousand, unless otherwise stated)

5. Analysis and estimation of balance sheet structure and earnings record (the information presented in this item was not audited)

Analysis and estimation of balance sheet structure

As of December 31, 2006 the balance sheet structure is characterized by the following indices:

	01.01.2006	31.12.2006
Cash ratio	0,18	0,03
Working capital ratio	0,71	0,61
Ratio of own current assets supply	-2,45	-3,31
Profitability of sales, %	24,77	21,85

Cash ratio is calculated as ratio of the amount of monetary funds (item 260 of balance sheet) and short-term financial investments (item 250 of balance sheet) to the amount of current liabilities (item 690 of balance sheet).

Working capital ratio is defined as the ratio of current assets (item 290 of balance sheet) to the amount of current liabilities (item 690 of balance sheet).

Ratio of own current assets supply is calculated as the ratio of own current assets amount (item 490 less item 190 of balance sheet) to the total amount of current assets (item 290 of balance sheet)

Profitability of sales is calculated as the ratio of sales profit (item 050 of Income statement) to the sales proceeds (line 010 of Income statement) in percentage terms.

Earnings record for 2006

Activity type	Proceeds (line 010 F.№ 2)		Prime cost (line 020 F.№2)		Profit (line 050 F.№2)		Earnings record Δ, %
	2006	2005	2006	2005	2006	2005	
Communication services	20 366 969	20 787 642	16 137 856	15 610 538	4 229 113	5 177 104	-18,31
Other	1 324 273	560 752	811 903	448 819	512 370	111 933	357,75
TOTAL:	**21 691 242**	**21 348 394**	**16 949 759**	**16 059 357**	**4 741 483**	**5 289 037**	**-10,35**

By the results of year 2006 the profit from sales amounted to 4 741 483 with the growth rate as compared to the previous year 89,6%. The decrease in profitability in 2006 vs. 2005 is due to a number of objective reasons:

- change of rules of DLD communication services provision, due to which the Company has lost income from DLD and ILD communication services;
- increase in expenses with higher rates as compared to the rates of income growth due to the renegotiation of contracts with connected operators.

Profit before tax by the year results amounted to 3 534 205 thousand rubles with the growth rate vs. the previous year level 103,2%. Profit before tax growth was materially influenced by the increase in other income (past years profit, detected in the reporting year and doubtful debt provision reestablishment at the cost of compensation from the federal budget for the facilities granted earlier) by 383 607 thousand rubles, and also by the decrease in effective interest rate by the raised borrowings.

In 2006 the net profit amounted to 2 453 588, which exceeds the value of the previous year by 197 976. The over-fulfillment of net profit plan amounted to 19,1% or 394 048.

Profitability of sales amounted to 28,0%, which is lower than 2005 year level by 5,1 percentage points.

Profitability of profit before tax amounted to 20,85%.

Profitability of net profit amounted to 14,48%.

The indices of the Company's activity efficiency in 2006 are represented in the table:

Index	Measure unit	2006
Revenue per an employee *,	RUR thousand	503,0
The rate of growth	%	*112,2*
Revenue per a line	RUR	4 383,32
The rate of growth	%	*95,2*
Expenses per an employee	RUR thousand	393,1
The rate of growth	%	*116,7*
Expenses per a line	RUR	3 425,17
The rate of growth	%	*99,0*
Sales profit per an employee	RUR thousand	110,0
The rate of growth	%	*98,8*
Sales profit per a line	RUR	958,15
The rate of growth	%	*83,8*
Profit before tax per an employee	RUR thousand	82,0
The rate of growth	%	*114,1*
Profit before tax per a line	RUR	714,2
The rate of growth	%	*96,7*
The number of lines per an employee	lines	114,8
The rate of growth	%	*117,9*
Prime cost of 100 rubles of revenue	RUR	78,1
The change	%	*2,9*
EBITDA	RUR million	7 136,6
The rate of growth	%	*105,5*
Share of EBITDA in revenue	%	32,9
The change		*1,2*
* including dual jobholders and not- registered workers		

In 2007 OJSC "VolgaTelecom" foreground goals in the sphere of financial policy will be:

- Financial consolidation of the Company's assets;
- Maintaining liquidity (cash and current) at the level achieved as of 31.12.2006;
- Raising transparency and investment attractiveness of the Company;
- Increase in manageability of all assets of the Company.

Within the framework of realization of actions on increasing the liquidity, OJSC "VolgaTelecom" and its associated companies face the following tasks:

- Perfection of assets structure;
- Improvement of borrowed capital structure, while maintaining liabilities duration at the level achieved as of 31.12.2006;
- Program of raising the cost management efficiency (introducing normative standards of inventory turnover as per the current classification);
- Structure optimization and raising the effectiveness of non-core assets.

The Company's management improved liquidity management actions list fixed in the medium-term financial strategy for the period till 2009 inclusive, the specified list being elaborated earlier in the course of corporate restructuring.

№	Action	Expected impact on financial statement
1	Maintaining debt obligation structure, as related to the correlation between long-term and short-term ones, at the level reached as of 31.12.2006	Maintaining optimum structure of liabilities, fast liquidity ratio at the level of 0,49
2	Financing the Company's investment activity by means of raising long-term (over 1 year) external financing sources	
3	Optimization of procedure of settlements with suppliers and contractors with establishment of optimum correlation between the amount of advances paid out and final debt load calculations	
4	To continue further decrease in the cost of servicing of raised borrowings	Decrease in expenses
5	To increase the Company's proceeds amount up to the scheduled indexes	Increase in own capital

(RUR thousand, unless otherwise stated)

6. Explanations to essential balance sheet items

6.1. Fixed assets (item 120 of balance sheet)

The change of the cost of the fixed assets:

	2006	2005
Increase in the cost of the fixed assets, total	5 848 361	5 585 465
Including due to:		
Acquisition of new objects	548 277	655 800
Construction, upgrading and reconstruction of operating capacities	5 266 676	4 805 115
Objects' entering in accounting records, by the results of inventory	4 441	1 697
Receipts under leasing (off-balance-sheet)	25 642	110 154
Other receipts	3 325	12 699
Reduction (retirement) of the cost of the fixed assets, total	(622 718)	(866 552)
Including due to:		
Sales of fixed assets	(31 566)	(37 624)
Writing off of fixed assets	(582 296)	(743 581)
Compensation-free transfer of fixed assets	(4 557)	(73 631)
Other retirement	(4 299)	(11 716)
Change of depreciation, total	(2 376 344)	(2 012 016)
Charged depreciation for the period	(2 864 599)	(2 674 656)
Accrued depreciation for acquired fixed assets	(28 614)	(28 354)
Depreciation for realized objects	20 410	20 893
Depreciation for written off objects	493 843	631 537
Depreciation for other retirements of objects	2 616	38 564
Total change of the cost of the fixed assets	**2 849 299**	**2 706 897**

The major portion -72,9%- of the acquired fixed assets is the equipment of communication networks, switches, transfer mechanisms, computing machinery; the major portion of constructed fixed assets objects - 78% - is communication lines, switches, and other equipment of telecommunication networks.

As of 31.12.2006 the Company's fixed assets for the sum of 3 104 920 thousand rubles are pledged with banks to assure future payments under bank loan contracts.

Fixed assets obtained under leasing contracts

As of December 31, 2006 the Company concluded 129 contracts of financial rent (leasing) (rent of switches and other telecommunication equipment). The terms of lease are from 24 to 132 months.

The cost of fixed assets obtained under leasing contracts and reflected in the structure of item 120 of Balance sheet:

	As of 01.01.2006	As of 31.12.2006
Fixed assets in the Company's balance:		
original cost of fixed assets	2 521 304	3 470 998
charged depreciation for fixed assets	(1 129 624)	(1 391 780)
balance sheet value of fixed assets	1 391 680	2 079 218
Fixed assets in lessor's balance:		
contract value of fixed assets	66 106	42 855

(RUR thousand, unless otherwise stated)

The amounts of leasing payments to be incurred

The term of payments	The amounts of payments, total	Including for fixed assets in the Company's balance (are reflected in the structure of liabilities in items 520 and 620 of Balance sheet net of paid out advances reflected in item 150 of Balance sheet)
2007	1 151 871	1 151 871
2008 - 2012	883 634	883 634
TOTAL:	2 035 505	2 035 505

6.2. Capital investments (item 130 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Investments into non-current assets, total:	712 250	703 427
Including: Construction, modernization and reconstruction of fixed assets objects	657 086	678 085
Acquisition of separate objects of fixed assets	24 283	25 252
Acquisition of fixed assets under leasing contracts	30 847	-
other	34	90
Equipment for installation	83 326	55 688
TOTAL:	**795 576**	**759 115**

The Company is constructing and re-constructing the objects of traditional telephony, telecommunication infrastructure objects in order to render services, constructing and reconstructing buildings, constructions and other real estate objects, transmission lines; it is constructing, extending and upgrading telecommunication networks for value-added services, informational technologies provision.

From the total amount of capital costs of 2006 capital investments in the amount of 172 844 thousand rubles were made in order to adjust the Company's networks in accordance with regulations requirements for electric communication networks construction and traffic transit.

In 2006 capital costs amounted to 5 891 462 thousand rubles, fixed assets worth of 5 814 953 were commissioned, worth of 101 263 - transferred to leasing, worth of 11 705 - written off and realized.

6.3. Financial investments (items 140 and 250 of Balance sheet)

Section 5 of form №5 "Supplements to balance sheet" provides the information about the value of financial investments by the types, including financial investments value which had been adjusted to the current market value as of December 31, 2006.

(RUR thousand, unless otherwise stated)

Contributions to charter capitals of subsidiary, associated and other companies and other long-term financial investments (items 141, 142, 143,144 of Balance sheet)

Basic investments of the Company to charter capitals of subsidiary, associated, and other companies:

Company's name	Activity type	The value of investments as of 31.12.2006	Share in charter capital %	Share fraction of voting shares %
Subsidiary companies				
CJSC "Orenburg-GSM"	Cellular, radio telephone communication services	102	51	51
CJSC "Digital telecommunications"	Local telephone communication services	2 768	100	100
LLC "Vyatkasvyazservice"	Paging communication	18	100	-
CJSC "Ulyanovsk-GSM"	Cellular communication services	62 166	60	60
CJSC "RTCOM"	Telecommunication services	10 129	100	100
OJSC "ICN "Omrix"	Telecommunication services	489	74	74
LLC "Nizhegorodskyi Teleservice"	Telecommunication services	43 728	100	-
CJSC ""Nizhegorodskaya Sotovaya Svyaz"	Cellular communication services	651 974	100	100
OJSC "TATINCOM – T"	Cellular communication services, GSM	473 936	50+1 share	50+1 share
CJSC "Transsvyaz"	Local communication services	6 202	100	100
CJSC "Saratov-Mobile"	Cellular communication services	242 996	100	100
CJSC "Penza Mobile"	Cellular communication services	117 683	100	100
CJSC "Chuvashiya Mobile"	Cellular communication services	272 566	100	100
CJSC "Nizhegorodteleservice"	Establishment and exploitation of integral system	3 702	80	80
Depreciation provision		-		
Total item 141 of Balance sheet:		**1 888 459**		
Associated companies				
CJSC Commercial Bank "C-Bank"	Banking services	5 980	42	42
CJSC "Narodnyi telephone Saratov"	Telecommunication services	50	50+1	50+1
CJSC "Samara-Telecom"	Local communication services	75	28	28
LLC "Agrofirm Reanta"	Commercial services	2	21	-
CJSC "Nizhegorodskyi radiotelephone	Fixed-line and wireless radio communication services	50	50	50
CJSC "Chery Page"	Paging communication	114	50	50
CJSC "Ericsson svyaz		11	24	24
Depreciation provision		(11)		
Total item 142 of Balance sheet:		**6 271**		
Financial investments in other organizations		67 469		
Depreciation provision		(195)		
Total item 143 of Balance sheet:		**67 274**		
Other long-term financial investments (item 144 of Balance sheet)		179 705		
TOTAL: (sum of Balance sheet items 141, 142, 143,144)		**2 141 709**		

OJSC "VolgaTelecom"

Explanatory memorandum to accounting statement for 2006

Explanations to essential balance sheet items

(RUR thousand, unless otherwise stated)

Income received in the form of dividends from long-term financial investments is reflected in item "Income from participation in other organizations" in Income statement, in the amount of 47 074 thousand rubles (in year 2005 - 34 720 thousand rubles).

According to the resolutions of the Company's Board of directors of 18.01.2006, 21.04.2006, 31.05.2006, 20.06.2006 and 26.06.2006 in 2006 the Company acquired 0,334 % of shares of OJSC "National television company "ZVEZDA" (hereinafter - OJSC "NTC "ZVEZDA") (352 pieces of ordinary shares of additional issue), 40% of shares of CJSC "Nizhegorodteleservice" (120 000 pieces of ordinary shares), 20% of shares of CJSC "Transsvyaz" (800 pieces of ordinary shares), 50% of shares of CJSC "Saratov-Mobile" (3 300 726 pieces of ordinary shares), 70% of shares of CJSC "Chuvashiya Mobile" (1 171 000 pieces of ordinary shares) and 60% of shares of CJSC "Penza Mobile" (1 815 000 pieces of ordinary shares) for 47 680,5 thousand rubles, 2 500 thousand rubles, 1 987,4 thousand rubles, 239 416 thousand rubles, 271 785,4 thousand rubles and 116 190 thousand rubles correspondingly. The shares of CJSC "Saratov-Mobile", CJSC "Chuvashiya Mobile" and CJSC "Penza Mobile" are acquired for the purpose of OJSC "VolgaTelecom" providing cellular communication services respectively in the territory of the Republic of Chuvashiya, Saratov and Penza oblasts, establishment of unified roaming space in the territory of the Volga region, and also in order to implement OJSC "VolgaTelecom" GSM standard cellular business development strategy; CJSC "Nizhegorodteleservice" shares- in order to extend the zone of data transfer and telematic services provision by OJSC "VolgaTelecom"; CJSC "Transsvyaz" shares- to extend coverage area with respect to OJSC "VolgaTelecom" local telephone communication services, and participation in OJSC "NTC "ZVEZDA" which started broadcasting in February 2005 – is for the Company's business development, content formation and television broadcasting on the basis of using ample advertising opportunities, granted by the company. Records in shareholders registers, confirming the transfer of ownership right for the specified securities are made on 23.01.2006, 11.08.2006, 11.08.2006 and 18.09.2006.

In October 2006 the Company and Open Joint Stock Company "Euroasiatskiy bank of economic development" (hereinafter - OJSC "Joint-Stock bank "Eurasia") concluded contract of purchase and sale of OJSC "Joint-Stock bank "Eurasia" shares belonging to the Company. Income from sale amounted to 5,5 thousand rubles and is reflected in item 090 "other income" of Income statement.

In July 2006 the Company disaffiliated with the structure of participants of LLC "PAKT" in fulfillment of the Board of directors' resolution of 09.06.2006 in accordance with effective legislation.

In November 2006 the Company terminated its participation in LLC "IZHCOM" on the basis of the Board of directors' resolution of 07.11.2006. The loss related to the disaffiliation amounted to 4 471,1 thousand rubles.

In November 2006 the Company terminated its participation in CJSC "TeleSvyazInform" on the basis of the Board of directors' resolution of 07.11.2006. The loss related to the disaffiliation amounted to 3,8 thousand rubles.

In December 2006 the Company acquired the debt of subsidiary companies- CJSC "Saratov-Mobile", CJSC "Penza Mobile", CJSC "Chuvashiya Mobile" from "Vostok Mobile Volga" company for 139 774 thousand rubles. As of December 31, 2006 the debt of "Saratov-Mobile", CJSC "Penza Mobile", CJSC "Chuvashiya Mobile" is reflected in the structure of item 144 "other long-term financial investments" and amounted to 117 482 thousand rubles, 5 988 thousand rubles and 53 346 thousand rubles correspondingly.

(RUR thousand, unless otherwise stated)

Loans granted to other organizations (reflected in the structure of item 250 of Balance sheet)

Loans granted by the Company as of December 31, 2006:

Borrower's name	Loan amount	Repayment period	Annual rate, interests	Obtained guarantee (asset name/value)
Short-term loans				
CJSC "Nizhegorodskyi radio telephone"	2 925	29. 06. 2004	13	Fixed assets for the amount of 2 913,5 thousand rubles.

Change of valuation of financial investments in 2006

In 2006 the Company adjusted to fair market value its financial investments in the following securities:

Securities	Value as of 01.01.2006	Value as of 31.12.2006	Change of valuation	Referred to the structure of
Value adjustment, total:	2 137	5 437	3 300	Other income
including				
Shares of OJSC "RF Savings Bank"	2 137	5 437	3 300	Other income

Data on provision for depreciation of financial investments in year 2006

Financial investments	Provision as of 01.01.2006	Provision established in 2006	Provision used in 2006	Provision reestablished in 2006	Provision as of 31.12.2006
Provision, total	**216**	-	-	**10**	**206**
including					
JS Commercial Bank of Mordoviya "MarPrombank"	60	-	-	-	60
CJSC "Orencard"	50	-	-	-	50
LLC "Samara payphone"	10	-	-	-	10
CJSC "Zamok Sheremetieva"	17	-	-	-	17
CJSC "TeleSvyazInform"	10	-	-	10	-
CJSC "Ericsson svyaz"	11	-	-	-	11
LLC "EKAD"	58	-	-	-	58

6.4. Deferred tax assets (item 145 of Balance sheet)

Flow of deferred tax assets in 2006:

Balance as of 01.01.2006	200 918
Created in the reporting period for deducted temporary differences	553 713
Repaid to reduce tax payments	477 711
Written off at retirement of objects for which they were created	-
Balance as of 31.12.2006 (total item 145 of Balance sheet)	276 920

(RUR thousand, unless otherwise stated)

6.5. Other non-current assets (item 150 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Advances paid on account of settlements for acquisition and creation of non-current assets	695 467	711 443
Prepaid expenses for acquisition of software products and databases	1 807 665	2 677 124
Total item 150 of Balance sheet	**2 503 132**	**3 388 567**

Oracle E-Business Suite software

The Company's costs of purchase and roll-out of "Oracle E-Business Suite" software (hereinafter OEBS) for the management of an enterprise are reflected within the structure of prepaid expenses for the acquisition of software products and data bases:

	As of 01.01.2006	As of 31.12.2006
The cost of Oracle E-Business licenses and expenses on roll-out	909 597	974 974

The Company started commercial operation of EPR of OEBS system as related to non-current assets accounting, release № 1 within the framework of the first stage of roll-out in Kirov branch and General directorate from December 30, 2005. In 2006 the introduction was made in all branches of the Company.

In 2006 the Company exploits OEBS as related to arrangement of organizational and personnel records, and of non-current assets accounting.

Starting from January 2006, the Company starts to write off OEBS software acquisition and roll-out costs forming prepaid expenses to the structure of current expenses.

The write-off will be carried out to the structure of ordinary activity expenses during useful service, established within the limit of 10 years.

The Company expects to carry out complete roll- out of the system in 2008 and 2009.

Amdocs Billing Suite software

The Company's cost of purchase of "Amdocs Billing Suite" software for the purpose of unified computerized settlements system implementation is reflected within the structure of non-current assets-prepaid expenses for the acquisition and roll-out of software products and data bases:

	As of 01.01.2006	As of 31.12.2006
The cost of Amdocs Billing Suite licenses	647 291	644 632
Roll–out expenses	73 002	431 464
TOTAL:	**720 293**	**1 076 096**

The project of implementation of unified computerized settlements system on the basis of "Amdocs Billing Suite" platform is planned for 4-5 years.

The start of system roll-out operations is planned since 2008.

(RUR thousand, unless otherwise stated)

"Amdocs Billing Suite" software is delivered by LLC "IBM Eastern Europe/Asia", to which the Company transferred its own notes in hand in number of 18 pieces for the sum of 755 622 thousand rubles as a security of settlements. As of December 31, 2006 the Company's accounts payable under the notes in hand is repaid in full.

The costs of acquisition and roll-out of "Amdocs Billing Suite" software will be written off to the structure of ordinary activities expenses after the beginning of software operation proportionally to the cost of implemented modules during the modules' useful service period established within the limits of 10 years.

HP OpenView IUM Hewlett-Packard software

The Company's cost of purchase of "HP OpenView IUM Hewlett-Packard" company software for the purpose of data collection and processing system roll-out is reflected within the structure of prepaid expenses for the acquisition and roll-out of software products and data bases:

	As of 01.01.2006	As of 31.12.2006
The cost of HP OpenView IUM Hewlett-Packard licenses	-	356 411
Roll-out expenses	-	28 432
TOTAL:	**-**	**384 843**

The software is delivered by CJSC "ISG". Roll-out operations are scheduled for the period from 2006 till 2008.
The Company transferred its own promissory notes in number of 10 pieces for the sum of 464 436 thousand rubles as a security of settlements. The repayment of promissory notes is scheduled for the period from 2007 till 2009.

6.6. Inventories (item 211 of Balance sheet)

The structure of raw materials, supplies and other similar values (item 211 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Cable	130 432	141 716
Fuel	8 823	6 908
Spare parts	56 175	59 960
Supplies transferred for processing to a third party	1 553	13 450
Construction materials	51 101	30 455
Inventory and economic accessories	31 811	25 578
Other	171 982	185 441
TOTAL:	**451 877**	**463 508**

As of December 31, 2006 the inventories were not pledged.

6.7. Long-term accounts receivable of buyers and customers (item 231 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Settlements with buyers and customers under non-core types of activity	2 176	1 223
Settlements for realized assets	143	63
TOTAL:	**2 319**	**1 286**

(RUR thousand, unless otherwise stated)

6.8. Short-term accounts receivable of buyers and customers (item 241 of Balance sheet)

	Backlog total	Provision for doubtful debts	Backlog, less the provision for doubtful debts
As of 01.01. 2006			
Settlements with natural persons (for communication services)	869 930	63 707	806 223
Settlements with social protection bodies for reimbursement of expenses related to granting of privileges to some categories of subscribers	957 457	957 443	14
Settlements with budgetary organizations for communication services	145 012	32 787	112 225
Settlements for commercial organizations' services (excluding communication services providers)	281 106	53 296	227 810
Settlements with communication services providers for communication services	252 644	56 758	195 886
Settlements with buyers and customers for non-core types of activity	97 173	14 647	82 526
Settlements for realized assets	32 954	6 839	26 115
Settlements with client state for civil defense	334	135	199
TOTAL as of 01.01.2006:	**2 636 610**	**1 185 612**	**1 450 998**
As of 31.12.2006			
Settlements with natural persons (for communication services)	868 295	108 376	759 919
Settlements with social protection bodies for reimbursement of expenses related to granting of privileges to some categories of subscribers	476 036	476 036	-
Settlements with budgetary organizations for communication services	113 399	12 892	100 507
Settlements for commercial organizations' services (excluding communication services providers)	386 223	82 134	304 089
Settlements with communication services providers for communication services	831 819	95 072	736 747
Settlements with buyers and customers for non-core types of activity	86 766	21 328	65 438
Settlements for realized assets	11 715	547	11 168
Settlements with client state for civil defense	363	27	336
TOTAL as of 31.12.2006:	**2 774 616**	**796 412**	**1 978 204**

Social protection bodies debt for the reimbursement of expenses, connected with granting privileges to some categories of subscribers amounts to 17,2 % of the total sum of accounts receivable of buyers as of December 31, 2006 (36,3 % as of January 01, 2006).

In 2006 the Company recovered 474 000 thousand rubles from budget as recovery of debt on repayment of expenses connected with granting privileges to some categories of subscribers.

In December 2006 the Company assessed the probability of repayment of debt on reimbursement of expenses connected with granting privileges to some categories of subscribers, and taking into account possible debt repayment in a judicial procedure, accrued provision for doubtful debts in the amount of 476 036 thousand rubles which made 100% of the total amount of social protection bodies debt as of December 31, 2006.

(RUR thousand, unless otherwise stated)

6.9. Other accounts receivable the payments on which are expected within 12 months after the report date (item 243 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Settlements for taxes and dues	12 032	460 840
Settlements for social insurance and security	11 851	12 512
Settlements with personnel for remuneration of labor	59	151
Settlements with accountable persons	1 601	1 967
Settlements with personnel for other operations	7 979	5 468
Settlements with different debtors:	167 240	137 403
Settlements with law and commission agents	109 676	60 539
Settlements for due income	5 492	5 875
Settlements for claims	1 464	6 169
Settlements for property and personal insurance	354	18
Settlements for investments	45	-
Other	59 997	87 301
Provision for doubtful debts by other accounts receivable	(9 788)	(22 499)
Total item 243 of Balance sheet	**200 762**	**618 341**

6.10. Charter capital (item 410 of Balance sheet)

The charter capital amounts to 1 639 765 thousand rubles and consists of 245 969 590 pieces of ordinary and 81 983 404 pieces of preferred A type shares with face value of 5 rubles each.

Stockholders	Ordinary shares		Preferred shares	
	Quantity (pieces)	Face value of placed shares, RUR	Quantity (pieces)	Face value of placed shares, RUR
Legal entities, total:	**236 012 545**	**1 180 062 725**	**63 220 280**	**316 101 400**
Including:				
OJSC "Svyazinvest"	124 633 745	623 168 725	-	-
Subsidiary and associated companies	239 246	1 196 230	17 481	87 405
including:				
Closed Joint Stock Company "Commercial bank "C-Bank"	239 246	1 196 230	17 481	87 405
Other legal entities, total	111 139 554	555 697 770	63 202 799	316 013 995
Among them:				
"ING Bank (Eurasia)CJSC" (Closed Joint Stock Company)	51 098 941	255 494 705	29 222 241	146 111 205
Closed Joint Stock Company "Depositary-clearing company"	19 131 606	95 658 030	20 326 390	101 631 950
Noncommercial partnership "National depositary center"	13 318 599	66 592 995	5 079 251	25 396 255
Closed Joint Stock Company Commercial bank "CITYBANK"	6 769 844	33 849 220	2 900 293	14 501 465
Closed Joint Stock Company "Raiffeisenbank Austria"	5 284 468	26 422 340	680 947	3 404 735
Commercial bank "JPMorgan Bank International" (Limited liability company)	4 415 700	22 078 500	1 262 306	6 311 530

(RUR thousand, unless otherwise stated)

Stockholders	Ordinary shares		Preferred shares	
	Quantity (pieces)	Face value of placed shares, RUR	Quantity (pieces)	Face value of placed shares, RUR
Open Joint Stock Company "RTK-Leasing"	3 528 547	17 642 735	-	-
Closed Joint Stock Company "UBS Nominees"	3 297 961	16 489 805	104 753	523 765
Other	4 293 888	21 469 440	3 626 618	18 133 090
Natural persons, total:	**9 957 045**	**49 785 225**	**18 763 124**	**93 815 620**
The Company's employees	1 359 919	6 799 595	5 487 671	27 438 355
other	8 597 126	42 985 630	13 275 453	66 377 265
TOTAL	**245 969 590**	**1 229 847 950**	**81 983 404**	**409 917 020**

As of December 31, 2005 the Company's charter capital is completely paid.

Preferred shares do not grant the right to vote, except for the cases stipulated in the Company's charter and by the Russian Federation current legislation.

Total amount paid as dividend under each preferred type A share is established in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares, which make 25% of the Company's charter capital. Besides, if the sum of the dividends paid by the Company under each ordinary share in a certain year exceeds the sum to be paid as dividends under each preferred type A share, the size of the dividends paid under the latter, should be increased up to the size of dividends paid under the ordinary shares.

6.11. Treasury stock (item 440 of Balance sheet)

As of December 31, 2006 the Company did not have treasury stock.

(RUR thousand, unless otherwise stated)

6.12. Dividends

In 2006 it was declared in accordance with General shareholders meeting resolution to pay dividends for the year ended on December 31, 2005 in the amount of 1,4744 rubles per one ordinary share and 2,7583 rubles per one preferred share. The amount of dividends due to payment was 588 792 thousand rubles.

Kind of shares	Number of shares (pieces)	Dividend per a share (RUR)	Total amount of dividends (RUR)
Preferred A type shares	81 983 404	2,7583	226 134 844
Ordinary shares	245 969 590	1,4744	362 657 563
TOTAL:	**327 952 994**		**588 792 407**

In the attached financial statement dividends for 2006 are not reflected. They will be reflected as the use of non-distributed profit during the year ending December 31, 2007 after their approval at the annual general meeting of Company's shareholders.

6.13. Credits and loans (lines 510 and 610 of Balance sheet)

	Long-term (items 511 and 512 of Balance sheet)		**Short-term (items 611 and 612 of Balance sheet)**	
	01.01.2006	**31.12.2006**	**01.01.2006**	**31.12.2006**
Credits, total (items 511 and 611 of Balance sheet):	**1 925 150**	**320 000**	**1 004 024**	**1 318 926**
Including:				
RF Savings Bank	1 925 150	-	499 353	600 111
Gazprombank Joint-Stock bank CJSC	-	-	504 671	440 349
International Moscow's Bank	-	320 000	-	278 466
Loans, total (reflected in the structure of items 512 and 612 of Balance sheet):	**56 261**	**287 237**	**232 187**	**67 458**
including:				
Vnesheconombank	8 041	132 965	198 001	33 238
Department of finances of Penza oblast	2 220	-	12 186	2 220
Fund "Sozidanie"	46 000	154 272	22 000	32 000
Bonded loans (reflected in the structure of items 512 and 612 of Balance sheet)	**5 359 458**	**8 358 098**	**1 053 387**	**54 634**
TOTAL:	**7 340 869**	**8 965 335**	**2 289 598**	**1 441 018**

(RUR thousand, unless otherwise stated)

Short-term debt (items 611 and 612 of Balance sheet)

Loans (item 612 of Balance sheet)

Borrowed liabilities to the Russian Federation Ministry of Finance

In 1995-1996 the Russian Federation Ministry of Finance granted long-term financing to the Company for the purpose of buying telecommunication equipment from various foreign suppliers. Vnesheconombank acted as an agent, crediting the Company in the name of the Russian Federation government. The currency of the contract is Euro. In July 2005 the Russian Federation Ministry of Finance brought a suit against the Company claiming immediate repayment of overdue debt which as of the date of bringing the suite was 226 890 thousand rubles (6 637 thousand Euro).

In December 2006 at the stage of judgment proceedings the Company concluded amicable agreement with the Russian Federation Ministry of Finance, the terms and conditions of the agreement being approved by Nizhny Novgorod oblast Arbitration court on March 21, 2007. Amicable agreement is effective from December 27, 2006 and stipulates debt settlement by means of its restructuring with simultaneous writing-off of the debt in the amount of penalty interest charged due to untimely fulfillment of monetary obligations. The restructured debt settlement will be carried out annually by equal shares till January 01, 2012.

Income from writing-off of penalty interest in the amount of 92 111 thousand rubles (2 661,7 thousand Euro) is reflected in the structure of other income of the Company for 2006 as the income from accounts payable writing-off. (explanations to item 090 of Income statement, item 7.3).

As of December 31, 2006 the total amount of restructured debt to the Russian Federation Ministry of finance is 166 203 thousand rubles (4 790,3 thousand Euro), including short-term part of the loan 33 238 thousand rubles (958 thousand Euro). Long-term part of restructured debt amounts to 132 965 thousand rubles and is reflected in the structure of item 512 of Balance sheet. Interest under restructured debt is charged in the amount of 2% annually and is subject to payment annually, not later than December 31of the relevant year.

In order to ensure liabilities under amicable agreement the Company concluded the contract of pledge of property with the Russian Federation Ministry of Finance for the total mortgage value 388 559.

Bonded loans

In February 2003 the Company registered the issue of 1 000 000 paper coupon bearer bonds of the face value of 1 thousand rubles each. The bonds have 12 interest coupons. The payments by the first coupon are made on the 91-st day since the date of the Bonds placement beginning, other coupon payments are made in every 91 day. The interest rate by the first and the second coupons is defined in the amount of 4,75% per year, by the third and the fourth coupons in the amount of 16,5% per year, by the fifth – the tenth coupons – 15% per year, by the eleventh and the twelfth coupons – 13% per year.

The Bonds were due to repayment in February 2006, on the 1096-th day since the date of their placement. In 2005 the Company met in full the obligation on repayment of coupon yield by the eighth bond coupon – 37 810 thousand rubles, by the ninth bond coupon - 37 400 thousand rubles, by the tenth bond coupon - 37 400 thousand rubles, by the eleventh bond coupon - 32 410 thousand rubles.

In February 2006 the Company repaid and redeemed face value of paper interest-bearing bonds of BT-1 series. The twelfth coupon yield payments amounted to – 32 770 thousand rubles. The total size of coupon yield amounted to 177 790 thousand rubles. The obligation is met in the term, stipulated by the decision on the issue and the securities Offering memorandum.

(RUR thousand, unless otherwise stated)

Credits (item 611 of Balance sheet)

Savings bank

Short- term credit indebtedness to Savings bank is presented mainly by ruble credits, received in 2006. The dates of repayment are 2007. The rate of credits amounted to 6,75% annually. As of December 31, 2006 the debt amounted to 600 111 thousand rubles. The security for the specified credits are fixed assets for the sum 1 360 429 thousand rubles.

GAZprombank

Short-term credit indebtedness to GAZprombank is presented by ruble credit, received in 2006. The date of credit repayment is 2007. The rate by the credit was 9% annually. As of December 31, 2006 the debt amounted to 440 349 thousand rubles. There was no security for the specified credit.

International Moscow Bank

Short-term credit indebtedness to International Moscow Bank is presented by ruble credits received in 2006. The dates of credit repayment are 2007-2008. The rate by credits amounts to 7,5% annually. As of December 31, 2006 the debt amounted to 278 466 thousand rubles. The security for the specified credits are fixed assets for the sum of 1 725 001 thousand rubles.

Long-term debt (items 511 and 512 of Balance sheet)

Loans (item 512 of Balance sheet)

Bonded loans

On November 22, 2005 OJSC "VolgaTelecom" Board of directors passed the resolution on approval of the start date of placing inconvertible interest bearing certified bearer bonds of BT-2 and BT-3 series with obligatory centralized storage – December 6, 2005. The issues of OJSC "VolgaTelecom" inconvertible interest bearing certified bearer bonds with obligatory centralized storage of series BT-2 and BT-3 are registered on November 10, 2005 by the resolution of Federal service for financial markets of Russia. The state registration number of the issue of bonds of BT -2 series is 4-44-00137-A; of BT-3 series is 4-45-00137-A.

The bonded loans were placed on December 6, 2005 at stock exchange MICEX by means of public offering. The bonds maturity term is 5 years.

Issues identification features:

BT-2 series. Inconvertible interest bearing certified bearer bonds with obligatory central storage of BT-2 series in the amount of 3 000 000 (Three million) pieces, the face value of each bond is 1000 (One thousand) rubles. The total amount of the issue is three billion rubles. The interest rate for the 1-st coupon of loan of BT-2 series is defined in the amount of 8,20% annually. Effective profitability by redemption – 8,37% annually.

The Bonds are retired in succession by installments during the following periods:

- on the 1092-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
- on the 1274-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
- on the 1456-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;

(RUR thousand, unless otherwise stated)

- on the 1638-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
- on the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue.

Series BT-3. Inconvertible interest bearing certified bearer bonds with obligatory central storage of BT-3 series in the amount of 2 300 000 (Two million three hundred thousand) pieces, the face value of each bond is 1000 (One thousand) rubles. The total amount of the issue is two billion three hundred million rubles. The interest rate for the 1-st coupon of loan of BT-3 series bonds is defined in the amount of 8,50% annually. Effective profitability by redemption – 8,68 % annually.

The Bonds are retired in succession by installments during the following periods:

- on the 1092-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
- on the 1274-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
- on the 1456-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
- on the 1638-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
- on the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue.

On September 12, 2006 the Company placed 3 000 000 (Three million) inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage (state registration number 4-46-00137-A of 06.06.2006), the face value of each bond is 1000 (One thousand) rubles. State registration of the report on the results of the securities issue was carried out by Russia's FSFM on October 19, 2006.

The bonds have 28 (twenty eight) coupons. The payments by the first coupon are made on the 91-st day since the date of the bonds placement beginning, other coupon payments are made in every 91 day. The interest rate by coupons is defined in the amount of 7,99 % per year. The first 20% of the face value of the issue bonds are subject to retirement on the 1820-th day since the date of the bonds placement start; the second 20% of the face value of the issue bonds are subject to retirement on the 2002-nd day since the date of the bonds placement start; the third 20% of the face value of the issue bonds are subject to retirement on the 2184-th day since the date of the bonds placement start; the fourth 20% of the face value of the issue bonds are subject to retirement on the 2366-th day since the date of the bonds placement start, the fifth 20% of the face value of the issue bonds are subject to retirement on the 2548-th day since the date of the bonds placement start.

The funds received from the issue of BT-4 series bonds will be allocated for the following purposes:

Intended use	Amount, rubles
Credit portfolio restructuring for the purpose of its replacing by cheaper means of the bonded loan	2 355 150 000,00
Investment activity expenses according to investment plan of 2006	330 531 549,46
Long-term financial investments (purchase of shares of CJSC "Penza Mobile", "Chuvashiya Mobile", "Saratov- Mobile")	313 748 450,54
Committee for BT-4 series bonded loan	570 000,00

Issued bonds of BT-4 series provide the offer which allows the bonds holders to present them to the Company on September 10, 2009.

The offer is also provided under the bonds of BT-2 series, the specified offer allowing the bonds holders to present them to the Company on December 04, 2008.

(RUR thousand, unless otherwise stated)

On June 06, 2006 the Company met the obligation on coupon yield payment by the first coupon of bonds of BT-2 and BT-3 series. Total amount of coupon yield under BT-2 bonds was 122 670 thousand rubles. The amount of coupon yield charged per a bond - 40,89 rubles. Total amount of coupon yield under BT-3 bonds was 97 474 thousand rubles. The amount of coupon yield charged per a bond - 42,38 rubles. The obligation is met in the term, stipulated by the Decision on the issue and the securities Offering memorandum.

On December 05, 2006 the Company met the obligation on coupon yield payment by the second coupon of BT-2 and BT-3 series bonds. Total amount of coupon yield under BT-2 bonds was 122 670 thousand rubles. The amount of coupon yield charged per a bond - 40,89 rubles. Total amount of coupon yield under BT-3 bonds was 97 474 thousand rubles. The amount of coupon yield charged per a bond - 42,38 rubles. The obligation is met in the term, stipulated by the Decision on the issue and the securities Offering memorandum.

On December 12, 2006 the Company met the obligation on coupon yield payment by the first coupon of BT-4 series bonds. Total amount of coupon yield was 59 760 thousand rubles. The amount of coupon yield charged per a bond - 19,92 rubles. The obligation is met in the term, stipulated by the Decision on the issue and the securities Offering memorandum.

Fund "Sozidanie"

In 2005 and 2006 loan contracts were concluded with the Fund of support of social and economic programs "Sozidanie". Contract expiration dates are 2009-2011. The loan is granted on a flat basis. As of December 31, 2006 the debt amounts to 154 272 thousand rubles.

Credits (item 511 of Balance sheet)

International Moscow Bank

The Company's long-term debt to International Moscow Bank is presented by ruble credit obtained in 2006. The expiration term of the contract is 2008. The interests by the specified contract are charged at the rate of 8,6 % annually.

As of December 31, 2006 the debt amounted to 320 000 thousand rubles.

The schedule of long-term credits and loans repayment as of December 31, 2006:

	Credits and loans	**Bonded loans**	**Total**
In 2008	408 241	1 062 000	1 470 241
In 2009	89 361	2 154 052	2 243 413
In 2010	66 361	2 120 000	2 186 361
After 2011	43 274	3 022 046	3 065 320
TOTAL:	**607 237**	**8 358 098**	**8 965 335**

(RUR thousand, unless otherwise stated)

The Company's expenses related to obtaining and using loans and credits are referred:

	2006	2005
To the structure of other expenses	735 967	829 016
To the investment assets value	23 946	115 037
TOTAL:	**759 913**	**944 053**

6.14. Deferred tax liabilities (item 515 of Balance sheet)

Flow of deferred tax liabilities in 2006:

Balance as of 01.01.2006	712 558
Created in the reporting period for taxable temporary differences	349 845
Repaid for the increase of tax payments	42 741
Written off at the retirement of objects for which they have been created	539
Balance as of 31.12.2006	**1 019 123**

6.15. Other non-current liabilities (item 520 of Balance sheet)

	As of 01.01.2006	As of 31.12. 2006
Settlements with suppliers and contractors, including:	1 109 919	1 221 226
- settlements by leasing payments	1 092 307	884 320
- promissory notes granted	-	336 906
- other settlements	17 612	-
Long-term part of the debt for taxes and dues	147	-
TOTAL:	**1 110 066**	**1 221 226**

As compared to the previous year the long-term accounts payable increased by 111 160 thousand rubles which is mainly connected with the change of debt under leasing contracts.

As of December 31, 2006 the Company did not restructure the accounts payable to the budget as regards the payment of taxes.

6.16. Accounts payable (items 621, 622, 625 and 626 of Balance sheet)

Suppliers and contractors (item 621 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Settlements with suppliers and contractors for the equipment for installation	605 481	824 038
including:		
ALCATEL	6 418	25 650
ISKRATEL	19 430	-
SIEMENS AG	5 533	-
CJSC "Beto-Huawai"	23 043	3 841
ERICSSON NT	1 046	-
LLC "NPO ATS"	23 471	-
LLC "Technoserv A/S"	178 465	362 615
ALSiTEK Company	54 553	45 059
LLC "Rekonda Intercom"	66 400	7 519
CJSC "Ramax International"	39 383	-

(RUR thousand, unless otherwise stated)

	As of 01.01.2006	As of 31.12.2006
LLC "Ard Sadcom Service"	12 168	-
CJSC "Open technologies 98"	45 545	7 685
LLC "Connect Plus"	-	90 884
CJSC "ASG"	-	20 642
LLC "USP Compulink"	-	69 543
other	130 026	190 600
Settlements under leasing	623 156	1 461 473
including:		
OJSC "RTK-Leasing"	601 260	1 461 135
LLC "Promsvyazleasing"	21 558	-
other	338	338
Settlements with suppliers and contractors for capital construction	223 739	293 247
Settlements with OJSC "Rostelecom"	108 008	-
Settlements with other communication services providers	28 596	419 721
Settlements with suppliers and contractors for supplies	18 162	88 439
Settlements with suppliers and contractors for the repair services	14 269	26 059
Settlements with suppliers and contractors for public utility services	9 780	18 760
Settlements with suppliers and contractors for intangible assets	193 371	261 774
Other settlements	235 067	141 929
Total item 621 of Balance sheet	**2 059 629**	**3 535 440**

Advances received (item 622 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Advances received from natural persons	107 144	105 869
Advances received from budgetary organizations	47 025	52 780
Advances received from non-budgetary organizations	126 448	118 755
Advances received from communication services providers	7 986	10 561
Other received advances	29 054	43 588
Total item 622 of Balance sheet	**317 657**	**331 553**

Settlements with budget for taxes and dues (item 625 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
VAT settlements	202 697	-
Income tax settlements	72 102	53
Natural persons income tax settlements	12 814	10 322
Property tax settlements	111 388	117 547
Transport tax settlements	494	2 042
Land tax settlements	21	3 134
Unified tax on implied income settlements	323	751
Royalty settlements	-	-
Other taxes and dues	6	4
Total item 625 of Balance sheet	**399 845**	**133 853**

(RUR thousand, unless otherwise stated)

The decrease in liabilities to the budget as regards VAT and income tax is connected to the presentation in 2006 of adjusted tax declarations for the previous periods in accordance with article 54 of the Russian Federation Tax code.

In 2006 there were no Company's liabilities as regards taxes and dues repaid by non-monetary funds.

Other accounts payable (item 626 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Settlements on provision for universal service	91 465	44 688
Settlements with accountable persons	246	296
Settlements with personnel under other operations	4 340	733
Settlements with different creditors	536 776	233 416
including:		
Settlements on deferred value -added tax	401 507	98 668
Settlements (fine sanctions) with Vnesheconombank	66 325	-
Settlements with trustors (consigners, principals)	16 474	77 552
Settlements on property and personal insurance	12 564	6 125
Settlements on deposit money	1 579	4 732
Settlements on claims	68	368
Other settlements	38 259	45 971
Total item 626 of Balance sheet	**632 827**	**279 133**

As compared to 2005 the accounts payable decreased by 353 694 thousand rubles which is mainly connected with the decrease in deferred VAT due to coming into effect since January 01, 2006 of change to the Russian Federation Tax Code as related to the time of definition of tax base for value-added tax.

In 2006 in accordance with Law "On communication" and the procedure established by Government regulation of the Russian Federation of April 21, 2005 № 243, the Company made universal service provision allocations obligatory for communication services providers in the amount of 163 693 thousand rubles (in 2005 – 126 818 thousand rubles).

The amount of transfers to the provision for universal service for 2006 amounted to 210 514 thousand rubles (in 2005 – 35 308 thousand rubles).

6.17. Unearned revenue (item 640 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Budgetary funds of target financing, total	297	294
including:		
preparedness activity and maintenance of mobilization designation reserve	-	11
budgetary funds in the form of money for other purposes	166	283
budgetary funds in other forms for other purposes	131	-
Unearned revenue, total	216 257	234 967
including		
uncompensated receipts	123 066	108 893
other unearned revenue	93 191	126 074
Total item 640 of Balance sheet	**216 554**	**235 261**

(RUR thousand, unless otherwise stated)

6.18. Provision of costs to be incurred (item 650 of Balance sheet)

	As of 01.01.2006	As of 31.12.2006
Provision for coming vacation pay	196 956	225 782
Provision for remuneration payment by the year results	29 809	143 561
Other provisions, including:	81 034	290 266
Provision for special bonus payment	-	142 214
Provision for payment of monthly bonus	45 749	95 316
Provision for quarterly bonus payment	22 467	39 700
Provision for remuneration payment to Executive directorate	6 183	4 269
Provision for remuneration payment to management bodies (the Board of directors, the Management board, the Auditing committee)	3 753	2 382
Other provisions	2 882	6 385
Total item 650 of Balance sheet	**307 799**	**659 609**

(RUR thousand, unless otherwise stated)

7. Explanations to essential items of income statement

7.1. Ordinary activities income (item 010 of Income statement)

Proceeds from sales of products, goods, rendering of services, execution of works (less VAT, excise taxes and similar mandatory payments)

	2006	2005
Domestic long-distance and international long-distance telephone communication	-	4 020 103
Intrazonal telephone communication	3 567 562	2 642 569
Services supporting DLD and ILD services provision by providers of DLD and ILD communication services.	670 458	-
Urban and rural telephone communication	10 354 689	9 860 263
Mobile radio communication, radio broadcasting, TV, satellite communication	199 683	164 053
Mobile radiotelephone (cellular) communication	350 444	244 106
Wire broadcasting	343 300	352 596
Recording communication	2 203 541	1 479 860
Services of traffic transit and connection	3 335 180	1 987 160
Universal communication services	-	-
Other communication services (core types of activity)	12 570	5 930
Revenue from other realization (non-core types of activity)	653 815	591 754
TOTAL *(item 010)*:	**21 691 242**	**21 348 394**

DLD and ILD telephone communication

Since 2006 in accordance with effective regulations the rules of intrazonal, DLD and ILD communication services provision to users by carriers have been changed.

In 2006 the Company ceased to provide DLD and ILD telephone communication services to users, as in accordance with new rules the specified services are rendered in the territory of the Russian Federation only by the operators having licenses for LDL and ILD telephone communication services provision. Since 2006 the Company renders intrazonal telephone communication services to users on the basis of appropriate license.

Intrazonal telephone communication

Intrazonal telephone communication services include the provision to users of:

- telephone connections between users, connected to fixed-line telephone communication network within the limits of territory of the Russian Federation subject,
- telephone connections between users, connected to fixed-line telephone communication network and users connected to mobile communication network, when the subscriber numbers of calling and called party and (or) user are within resource of numbering zone which is accordingly defined geographically

(RUR thousand, unless otherwise stated)

and not defined geographically, the specified numbering being reserved to the same Russian Federation subject.

Since January 01, 2006 the limits of tariffs for intrazonal communication services rendered to fixed-line telephone communication network subscribers were established for the Company by order № 734-c/8 of December 20, 2005 of Russian Federal service for tariffs. The Company established tariffs for intrazonal communication services by tariff zones for each minute of call:

- on business days from *08.00 a.m. till 08.00 p.m.*
- for individuals for the distance up to 100 km – 2,00 rubles, over 100 km – 3,60 rubles (VAT inclusive);
- for entities for the distance up to 100 km – 2,00 rubles, over 100 km – 3,60 rubles (exclusive of VAT);
- on business days from 08.00 p.m. till 08.00 a.m., on Saturday, Sunday and holidays on a round-the-clock basis;
- for individuals for the distance up to 100 km- 1,40 rubles, over 100 km-2,40 rubles. (VAT inclusive);
- for entities for the distance up to 100 km – 2,00 rubles, over 100 km – 3,60 rubles (exclusive of VAT).

Due to entry into force starting from July 01, 2006 of changes to Federal law "On communication", the specified changes stipulating abolishment of payment for incoming call to any phone, the pattern of interaction between fixed-line communication and mobile radiotelephone communication operators and the pattern of mutual settlements at telephone communication services provision has been changed. Connections from subscribers of fixed-line telephone communication network to mobile radiotelephone communication network subscribers are chargeable as intrazonal telephone connections. Tariffs limits for intrazonal telephone connections from fixed-line telephone communication network subscribers to mobile radiotelephone communication network subscribers are approved by order №123-c/1of June 19, 2006 of Russian Federal service for tariffs in the amount from 0,75 rubles (minimal tariff) to 1,50 rubles (maximum tariff) per a minute of connection. The Company established tariffs for the specified intrazonal telephone connections at the maximum limit level.

Prior to July, 2006 the specified services of intrazonal telephone communication were charged as local telephone connections (within the range 0,13 – 0,16 rubles per each complete or incomplete minute of call for Kirov, Samara, Saratov, Orenburg, Penza branch, branch in the Republic of Mordoviya and branch in the Republic of Udmurtiya, 0,22 rubles – for Nizhny Novgorod branch).

In 2005 the Company's revenues from intrazonal telephone connection provision to users were reflected in the structure of income from DLD and ILD telephone communication services and amounted to 2 642 569 thousand rubles.

Services supporting DLD and ILD communication service provision by DLD and ILD communication services providers

In 2006 the Company started acting as the agent of ILD and DLD telephone communication services providers on rendering such services to subscribers. In this connection the Company concluded contracts with OJSC "Rostelecom" and OJSC "MTT"; according to these contracts the Company renders services supporting DLD and ILD communication services provision to the specified companies, and namely:

- services on processing of subscriber's order while providing access to DLD and ILD communication services to the subscriber according to immediate servicing system and system of servicing by order,
- services of billing processing of ILD and DLD communication services,
- services on preparation, formation and storage of necessary documents and report forms,
- agency services on subscriber payments collection and information servicing on behalf and at the expense of OJSC "Rostelecom",

(RUR thousand, unless otherwise stated)

- claim administration, document delivery.

In connection with DLD and ILD communication services providers' intention to arrange direct servicing of settlements with subscribers, the Company's management expects that the specified income will decrease in succeeding periods.

Traffic transit and connection services

In 2006 the Company renders connection and traffic transit services to communication services providers in accordance with Government Regulation of the Russian Federation №161 of March 28, 2005 "On approval of the Rules of connection of electric communication networks and their interaction".

According to order of Federal service of supervisory control in the sphere of telecommunications № 40 of October 24, 2005, the Company is included in the register of service provides, occupying essential position in public switched telephone networks, therefore the Company's prices for connection and traffic transit services are subject to state regulation.

As of the beginning of 2006 the price limits for the rendered services were not approved, due to this Federal service of supervisory control in the sphere of telecommunications allowed for the Company's setting prices at its own discretion. The prices for connection and traffic transit services were approved by the Company's order № 143 of March 31, 2006 and № 143/1 of April 3, 2006 and were applied at renegotiation of contracts of connection and interaction with telecommunication operators till July 01, 2006.

Connection services

Since July 01, 2006 according to Order №51 of June 19, 2006 of Federal service of supervisory control in the sphere of telecommunications the price limits for connection services are established for the Company, the specified price limits including price limits for connection point arrangement and limit prices for connection point servicing. The Company set prices for connection services at the maximum limit level.

The Company's income from connection services provision in 2006 amounted to 297 258 thousand rubles (in 2005 – 177 806 thousand rubles), including:

- as related to payments for connection point arrangement – 24 200 thousand rubles (in 2005 – 177 806 thousand rubles),
- as related to payments for connection point servicing – 273 058 (in 2005 – 0).

In 2005 in accordance with Regulation of October 17, 1997 N1331 "On approval of basic provisions on procedure of mutual settlements between electric communication networks operators, forming public switched telephone network, for the provided resources and participation in load transfer of these networks" the Company received income from granting access to public electric communication network. The specified payments of 2005 are similar to the payments of 2006 for connection point arrangement.

In 2005 effective legislation did not provide for the receipt of income as related to monthly payments for connection point servicing in the structure of income from granting access to public electric communication network

Traffic transit services

Traffic transit services jointly mean:

- The service of local and zone initiation of call from the Company's network;
- The service of local and zone initiation of call from the network of connected operator;
- The service of local and zone termination of call to the Company's network;

(RUR thousand, unless otherwise stated)

- The service of local and zone termination of call to the network of connected operator;
- The services of local and zone transit of call.

Since July 01, 2006 according to Order №51 of June 19, 2006 of Federal service of supervisory control in the sphere of telecommunications the price limits for traffic transit services in public switched telephone network are established for the Company. The Company set prices for call initiation and termination services at the maximum limit level for all the branches except for the prices for these services in Samara branch:

- The service of local termination of call at the Company's telecommunication network from 0,19 to 0,27 rubles.
  (for Samara branch from 0,16 to 0,23 rubles);
- The service of local initiation of call at the Company's telecommunication network from 0,19 to 0,27 rubles.
  (for Samara branch from 0,16 to 0,23 rubles);
- The service of local initiation of call at telecommunication network of other operator from 0,42 to 0,50 rubles (for Samara branch from 0,36 to 0,43 rubles);
- The service of local termination of call at telecommunication network of other operator from 0,42 to 0,50 rubles.
  (for Samara branch from 0,36 to 0,43 rubles);
- The service of local transit of call 0,23 rubles (for Samara branch – 0,20 rubles).

In accordance with regulation of the Russian Federation Government № 627 of October 19, 2005 "On state regulation of prices for connection and traffic transit services, rendered by operators occupying essential position in PSTN, the compensation bonus to the price for services of zone initiation of call from the Company's network for establishing DLD and ILD connection is established for operators for the period till January 01, 2008. Order № 734-c/8 of December 20, 2005 of Federal service for tariffs established compensation bonus to the price for services of local and zone initiation of call for the Company in the amount of 0,54 rubles per minute.

In 2006 the Company's income from rendering services on traffic transit is formed as the sum of:

- OJSC "Rostelecom" payments:
  - For services of zone initiation of call from the Company's network (payments include compensation bonus),
  - For services of zone initiation of call from the network of connected operators,
  - For services of zone termination of call at the Company's network and at the network of connected operators;
- Payments of operators, connected to the Company's network at local and zone level for services of call termination;
- Payments of operators of data transfer network for call initiation services.

In accordance with effective legislation starting from July 1, 2006 the Company makes settlements with OJSC "Rostelecom" for traffic transit services, stipulated by contract of electric communication networks connection, as per tariffs using tariffing by seconds.

The Company's income from traffic transit services provision in 2006 amounted to 3 037 922 thousand rubles, including the amounts received at the cost of compensation bonus of 498 237 thousand rubles.

In 2005 the structure of the Company's income from traffic transit services provision was different and the specified income was in essence incomparable with income from traffic transit in 2006. In particular, in 2005 the Company received income from transit of traffic over its intrazonal network (termination from OJSC "Rostelecom" network) and from granting facilities and engineering structures to the use of operators which networks are connected to the Company's network at local and zone levels.

(RUR thousand, unless otherwise stated)

Comparative data on income for 2005

In 2005 statement the Company reflected income from provision of connection services, traffic transit services, mobile cellular communication services, provision of services on granting the use of channels, including telegraph channels, data transfer services, the Internet services and other services to communication service providers in separate item "Income from carriers".

In 2006 the Company has changed the form of presentation of information on received income and reflects income from connection and traffic transit services in separate item. Other income received from carriers is included into the structure of appropriate items of income.

For the purpose of comparability of statement indexes income received from carriers in 2005 is included into comparative data for 2005 as follows:

Income received from carriers for 2005, total	**2 696 670**
Thereout income reallocated to the items:	
- urban and rural telephone communication	301 518
- intrazonal telephone communication	342 006
- mobile radiotelephone (cellular) communication	3 136
- recording communication	59 991
- connection and traffic transit services	1 987 160
- other telecommunication services (core types of activity)	2 859

In 2005 statement the Company reflected income from the Internet services, IP-telephony, ISDN and intelligent networks services in separate item "Value-added telecommunication services". In 2006 the income from the Internet services and IP-telephony services is reflected in the structure of income from recording communication, income received from intelligent networks services- in the structure of income from other telecommunication services, income from ISDN services is reallocated to different services rendered by using ISDN technology.

For the purpose of comparability of statement indexes the income from value-added services received in 2005 is included into comparative data for 2005 as follows:

Income from value-added services for 2005, total	**1 234 919**
Out of them reallocated to the items:	
- urban and rural telephone communication	43 770
- recording communication	1 189 931
- other telecommunication services (core types of activity)	1 218

(RUR thousand, unless otherwise stated)

7.2. Ordinary activities expenses (item 020 of Income statement)

Expenses for the sale of products, goods, services provision, carrying-out of works:

	2006	2005
Salaries expense	6 114 867	5 675 096
Deductions to social insurance	1 459 642	1 300 820
Fixed assets depreciation	2 862 016	2 550 115
Material costs, including electric power	1 927 038	1 703 319
Expenses for carriers' services (except for OJSC "Rostelecom")	1 498 239	499 471
Expenses for OJSC "Rostelecom" services	130 126	1 939 383
The services of outside entities	1 180 527	827 208
Allocation to universal service provision	163 693	126 818
Taxes and dues, included into the structure of ordinary activities expenses	28 599	34 109
Other expenses	**1 212 010**	**985 526**
including:		
Advertising expenses	135 950	78 251
Expenses on goods retirement	117 230	218 164
Expenses for remuneration under agency contracts	-	78 720
Business trip expenses	78 390	64 215
Property insurance expenses	62 626	70 015
Expenses on payments to the Board of directors, members of the Management board, the Auditing committee	48 140	32 613
Lease payments expenses	1 647	13 785
Other	768 027	429 763
Rent charge	227 860	199 325
Acquisition value of goods	145 142	218 167
TOTAL (Item 020)	**16 949 759**	**16 059 357**

Expenses on provision for contingent liabilities

Within the frameworks of raising activity effectiveness the Company adopted the Program of personnel capacity optimization, the specified program being approved by the Company's Management board on December 2, 2005. The program provides for gradual reduction of the number of employees in the period from 2006 till 2008.

In December 2005 the Company established provision for contingent liabilities on compensations payment to employees who were notified of upcoming reduction as of December 31, 2005. The expenses on the provision establishment for 2005 amounted to 11 620 thousand rubles and were referred to the structure of ordinary activities expenses. In 2006 the Company recognized liabilities which had been earlier recognized as contingent, with respect to employees dismissed in 2006 to the amount of 10 532 thousand rubles.

In December 2006 the Company established provision on compensations payment to employees who were notified of upcoming reduction as of December 31, 2006. The expenses on the provision establishment amounted to 17 696 thousand rubles and are referred to the structure of ordinary activities expenses (Salaries expense item).

(RUR thousand, unless otherwise stated)

Expenses for carriers' services

In 2006 the procedure of the Company's interaction with operators of local, zonal, DLD and ILD telephone communication network and also with data transfer network operators has changed (explanation 7.1.)

Since January 01, 2006 the Company is to bear expenses on payment of connection services and traffic transit services rendered by telecommunication operators, which networks are connected to the Company's network. The procedure of interaction and settlements of the Company and connected operators is defined by Federal law "On communication", and also by regulation of the Russian Federation Government №161 of March 28, 2005 and № 627 of 19.10.2005. In fact, as renegotiation of contracts with connected operators was made during 2006, the expenses on payment of connection and traffic transit services are reflected in the Company's statement starting from the time of contracts renegotiation and transition to the new pattern of settlements.

The payment of above-mentioned services was made as per the prices defined by the terms and conditions of contracts between the parties.

The Company's expenses for payment of traffic transit services in 2006 amounted to 1 485 454 thousand rubles (in 2005 – 2 402 440 thousand rubles).

In 2005 the Company rendered DLD and ILD services and made payments to connected operators for their participation in operational procedures of providing intrazonal, DLD and ILD communication services to the users of these operators. The settlements with connected operators were made in percents of the amounts of income, received by the Company from rendering intrazonal, DLD and ILD communication services to the users of connected operators.

In 2006 the Company does not provide DLD and ILD communication services. The settlements with connected operators are made for local or zone initiation or termination of call depending on the level of connection (local or zone) at the price per 1 minute established by a connected operator.

The Company's expenses on connection services payment in 2006 amounted to 12 784 thousand rubles (in 2005 – 0).

Expenses for OJSC "Rostelecom" services

Before January 1, 2006 the Company rendered domestic and international long-distance telephone communication services to users and incurred expenses for payment of OJSC "Rostelecom" services on DLD and ILD traffic transit over OJSC "Rostelecom" network to some other region of Russia or to other country. The price of OJSC "Rostelecom" service included a component for termination of outgoing traffic, initiated from the Company's network to the networks of other operators, the specified component being later paid by OJSC "Rostelecom" to these operators. In 2005 the Company's expenses for payment of the specified services of OJSC "Rostelecom" amounted to 1 902 968 thousand rubles.

Since 2006 the Company does not render domestic and international long-distance communication services to users, due to that there are no allocations to OJSC "Rostelecom" for DLD and ILD traffic transit over its network, the specified traffic being initiated from the Company's network, in the structure of the Company's expenses.

In 2006 the Company pays to OJSC "Rostelecom" for the services of call termination at the network of other carriers, in case when call initiation is made from mobile radiotelephone communication network belonging to the Company.

The Company's expenses for payment of services rendered by OJSC «Rostelecom" in 2006 amounted 130 126 thousand rubles, including expenses for transit of DLD and ILD traffic from operators – 6 373 thousand rubles, expenses for facilities provision in the interests of the zone and other services – 123 753 thousand rubles.

(RUR thousand, unless otherwise stated)

7.3 Other income and expenses (items 090 and 100 of Income statement)

Other income (item 090 of Income statement)

	2006	2005
Income from sale and other retirement of other assets	31 524	148 281
Income from sale and other retirement of fixed assets	93 242	55 084
Income from joint activity		
Income from reestablishment of provision for doubtful debts	335 800	8 425
Income from reestablishment of provision for securities depreciation	10	-
Fines, penalties, forfeits for infringement of contracts terms and conditions, receipts in reimbursement of caused damages	93 430	35 825
Passed years profit, detected in the reporting year	177 776	42 451
Foreign exchange differences	310	9 612
Sum differences	7 275	6 129
Profit from accounts payable writing-off	99 786	36 321
Unearned revenue writing-off	24 885	21 706
The cost of property detected by inventory results	5 522	2 213
Income as consequence of contingencies	123	252
Other income	**30 710**	**58 376**
including:		
Revaluation of Vnesheconombank	15 387	34 982
Receipts of property due to fixed assets retirement	6 305	7 915
Bonded loan income	2 475	3 621
VAT refund	1 476	-
Accounts receivable incomings	1 306	416
Write-off of deferred tax liabilities	539	1 683
Income from taking on charge of supplies	126	5 258
Other	3 096	4 501
TOTAL (Item 090)	**900 393**	**424 675**

(RUR thousand, unless otherwise stated)

Other expenses (item 100 of Income statement)

	2006	2005
Expenses related to sale and other retirement of assets	33 852	123 720
Expenses related to sale and other retirement of fixed assets	102 787	157 710
Expenses for taxes and dues	509 710	448 484
Additional expenses on credits and loans	63 058	-
Expenses for payment of service of credit institutions	56 692	55 528
Expenses related to participation in charter capitals of other organizations	4 471	-
Fines, penalties, forfeits for infringement of contract terms and conditions, reimbursement of caused damages	14 777	12 255
Undistributed deficit of prior years detected in the reporting year	107 939	166 557
Foreign exchange differences	677	3 174
Sum differences	361	875
Accounts receivable writing-off	6 726	12 001
The cost of property which inadequacy is detected by inventory results	286	1 071
Expenses related to charity, arranging cultural events and other events of similar nature	122 153	62 366
Membership dues to associations, con-commercial partnership	140 180	162 722
Preparedness activity expenses	45 882	36 063
Payments to staff, this payments not being included into the structure of ordinary activities expenses	15 520	137 059
Fines and penalties by taxes and dues	549	939
Expenses as consequence of contingencies	189	291
Other expenses	206 222	129 423
including:		
Social expenditures	38 480	21 735
Expenses for establishment of provision for services on restructuring the debt with respect to Vnesheconombank	37 817	-
Revaluation of Vnesheconombank	18 900	5 503
Legal and consulting expenses	18 206	8 652
Deductions to trade union committee	17 788	15 783
Payments to non-working pensioners	8 052	20 081
VAT	2 506	3 932
Expenses for registration of real estate objects	1 962	527
Expenses for maintaining of non-production objects of fixed assets	646	10 952
Services on floatation of bonds at the securities market	570	1 007
Expenses for foreign exchange purchase	-	2 818
Expenses for storage of certificates	-	861
Other	61 295	37 572
TOTAL (item 100)	**1 432 031**	**1 510 238**

(RUR thousand, unless otherwise stated)

7.4. Income tax expenses (items 141, 142, 150 and 151 of Income statement)

In 2006 the Company defined the following components of income tax:

Index name	Amount	Tax rate	Amount	Component of tax on income
Accounting income	3 534 205	24 %	848 209	**Contingent expense (income) on income tax**
Taxable temporary differences:	1 277 352	24%	306 564	**Deferred tax liabilities**
Including:				*including:*
Differences occurred	1 457 688	24%	349 845	Deferred tax liabilities generated
Differences repaid	178 091	24%	42 742	Deferred tax liabilities repaid
Written-off differences with respect to retired objects	2 245	24%	539	Written-off deferred tax liabilities with respect to retired objects
Deductible temporary differences:	316 675	24%	76 002	**Deferred tax asset**
Including:				including:
Differences occurred	2 307 138	24%	553 713	Deferred tax assets generated
Differences repaid	1 990 463	24%	477 711	Deferred tax assets repaid
Written-off differences with respect to retired objects	-		-	Written-off deferred tax assets with respect to retired objects
Permanent taxable differences	1 364 635	24%	327 513	**Recurrent tax liability**
Permanent taxable differences *(change of reduced rate to RF subject budget)* – tax base is not changed		1,5%	8 325	**Recurrent tax liability**
Permanent deductible differences	430 956	24%	103 430	**Recurrent tax asset**
Tax base by tax declaration for 2006	4 183 042	24%	1 003 930	**Current tax (by tax declaration for 2006)**
Tax base by tax declaration for 11 months of 2002 (as adjusted № 3)	(16 851)	24%	(4 044)	**Current tax (according to adjusted calculation for 11 months of 2002)**
Tax base by tax declaration for 2003 (as adjusted № 1)	(693 016)	24%	(166 324)	**Current tax without notice of change of reduced rate of tax to RF subject budget (according to adjusted calculation for 2003)**
		1,5%	8 325	**Change of reduced rate of tax to RF subject budget by 1% (according to adjusted calculation for 2003)**
Tax base by tax declaration for 2004 (as adjusted № 1)	66 567	24%	15 976	**Current tax on income (according to adjusted calculation for 2004)**
Tax base by tax declaration for 2005 (as adjusted № 1)	(34 780)	24%	(8 347)	**Current tax on income (according to adjusted calculation for 2005)**

(RUR thousand, unless otherwise stated)

The Company's expenses on tax on income for 2006 amounted to:

Total	**(1 080 617)**
including	
Income tax contingent expenses	(848 209)
Recurrent tax liabilities	(335 838)
Recurrent tax assets	103 430

In Income statement the Company's income tax expenses for 2006 are shown as the total of amounts:

Total	**(1 080 617)**
including	
Current tax	(849 516)
Deferred tax liabilities	(307 103)
Deferred tax assets	76 002

Permanent taxable differences resulted in adjustment of contingent income tax, total	**1 364 635**
including:	
Permanent differences related to expenses for which standards are introduced for taxation purposes	9 691
Permanent differences related to non-recognition for expenses taxation purposes	768 469
Expenses on activity types transferred to Unified tax on implied income system	157 487
Loss from activity related to using objects of service sector	35 854
Passed years losses	101 604
Permanent taxable differences related to presented adjusted calculations for previous periods (as related to passed years profit detected at own-price accounts)	124 655
Permanent differences due to change of reduced rate to RF subject budget - tax base is not changed	-
Other permanent taxable differences	100 829
Other permanent taxable differences related to presented adjusted calculations for previous periods	66 046
Permanent deductible differences resulted in adjustment of contingent income tax, total	**430 956**
including:	
Income from activity types transferred to Unified tax on implied income system	138 062
Income for which income tax amount is withheld by tax agent (including dividends)	47 073
Passed years profit	132 189
Permanent deductible differences related to presented adjusted calculations for previous periods (as related to passed years losses detected at own-price accounts)	100 762
Other permanent deductible differences	12 870
Temporary taxable differences resulted in the adjustment of contingent income tax, total	**1 277 352**
Including:	
With respect to non-current assets	566 328
The cost of expenses classified in accounting as prepaid expenses, and in fiscal accounting – lump-sum	696 111

Other temporary taxable differences	17 158
Writing-off of deferred tax liabilities with respect to retired objects	(2 245)
Temporary deductible differences resulted in the adjustment of contingent income tax, total	**316 675**
including:	
Expenses for establishment of provision for expenses to be incurred	337 316
Repayment of earlier generated difference as related to doubtful debt provision	(121 818)
Difference occurring at formation of loss at fixed assets realization	(305)
Repayment of difference as related to income from property received on a gratis basis	(14 187)
Reduction of taxable profit for the amount of expenses on transitional period base	(1 783)
Other differences including expenses on establishment of provision for contingent liabilities	117 452

7.5. Net profit of the reporting period

Index "Net profit (loss) of the reporting period" is defined as per accounting data on the principle that income tax expenses subject to deduction from profit before tax is formed as the total of amounts reflected in items "Deferred tax assets", "Deferred tax liabilities" and "Current income tax".

7.6. Earnings per share

Basic earnings per share reflect a part of the reporting year profit due to shareholders - owners of ordinary shares. It is calculated as the ratio of basic profit for the reporting year to average weighted number of ordinary shares in circulation during the reporting year.

Basic profit for the reporting year is equal to net profit (item 190 of Income statement) less dividends under preferred shares for 2006 in the amount which is supposed to be recommended by the Board of directors, but not approved as of the date of signing the accounting statement for 2006.

	2006	2005
Basic profit for the reporting year, RUR thousand	2 208 228	2 035 224
Weighted average number of ordinary shares in circulation during reporting year, thousand shares	245 969 590	245 969 590
Basic earnings per share, RUR.	8,9776	8,2743

In 2006 the Company did not issue additional ordinary shares. The Company also had no securities, which issue terms and conditions provided for their conversion into additional number of ordinary shares, and there were no events related to the increase in the number of ordinary shares. That is why the Company does not make calculations of diluted earnings per share.

(RUR thousand, unless otherwise stated)

8. Affiliated entities

In the explanatory memorandum the Company discloses the most essential information on affiliated entities. The complete list of affiliated entities of the Company is provided in Supplement № 1 to the present explanatory memorandum.

Parent company

The Company is controlled by joint-stock company OJSC "Svyazinvest" which owns 51% of the Company's ordinary shares. The remaining 49% of ordinary shares are placed among a large number of stockholders.

Revenues from sale of products and services to affiliated entities

In the reporting year the Company rendered services and sold products to the following affiliated entities:

Affiliated entity name	Nature of relations	Types of sales	Method of price determination of the operations	2006	2005
CJSC "Nizhegorodskaya Sotovaya Svyaz"	Controlled by the Company	Telecommunication services, rent	Regular commercial terms	132 458	159 321,2
CJSC "Nizhegorodskyi radio telephone"	Significant influence	Rent, transport services	Regular commercial terms	2 571	5 363,4
CJSC "Transsvyaz"	Significant influence	Telecommunication services	Regular commercial terms	5 526	3 858,7
CJSC "Nizhegorodteleservice"	Significant influence	Telecommunication services, rent	Regular commercial terms	4 441	4 134,3
CJSC "Digital telecommunications"	Controlled by the Company	Telecommunication services, rent	Regular commercial terms	8 854	37 834,5
CJSC "Chuvashiya Mobile"	Controlled by the Company	Telecommunication services, rent	Regular commercial terms	5 160	5 384
CJSC "Saratov Mobile"	Controlled by the Company	Telecommunication services	Regular commercial terms	15 798	14 112
CJSC "Narodnyi Telephone Saratov"	Controlled by the Company	Telecommunication services	Regular commercial terms	28 830	16 755,7
LLC "Vyatkasvyazservice"	Controlled by the Company	Rent, sales of goods	Regular commercial terms	6 768	13 750,3
CJSC "Orenburg GSM"	Controlled by the Company	Telecommunication services	Regular commercial terms	25 764	25 823,5
CJSC "Penza Mobile"	Controlled by the Company	Telecommunication services	Regular commercial terms	2 270	2 058,2
CJSC "Samara Telecom"	Significant influence	Telecommunication services, rent	Regular commercial terms	49 062	32 832,3
OJSC "OMRIX"	Significant influence	Telecommunication services, rent	Regular commercial terms	1 165	1 033
OJSC "Rostelecom"	OJSC	Telecommunica	Regular	2 815 260	845 405,4

OJSC "VolgaTelecom"
Explanatory memorandum to accounting statement for 2006
Affiliated entities

(RUR thousand, unless otherwise stated)

Affiliated entity name	Nature of relations	Types of sales	Method of price determination of the operations	2006	2005
	"Svyazinvest" *subsidiary company*	tion services	commercial terms		
CJSC "Ulyanovsk GSM"	Significant influence	Telecommunication services	Regular commercial terms	16 794	23 039,7
OJSC "Sibirtelecom"	Related parties	Telecommunication services	Regular commercial terms	-	1 178,7
CJSC "Rostelegraph"	OJSC "Svyazinvest" subsidiary company	Telecommunication services	Regular commercial terms	14 929	6 884,6
OJSC "RTComm.RU"	Related parties	Traffic transit	Regular commercial terms	-	3 181,9
LLC "Rossvyazinform"	Significant influence	Logistics support	Regular commercial terms	20 097	14 763,6
LLC "Nizhegorodskyi Teleservice"	Related parties	Data transfer	Regular commercial terms	11 845	7 287,1
CJSC "RTCOM"	Controlled by the Company	Telecommunication services	Regular commercial terms	5 880	3 807,2
OJSC JSCB "Svyaz-Bank"	Significant influence	Banking services	Regular commercial terms	708	2 842,8
OJSC "National payphone network"	Related parties	Telecommunication services	Regular commercial terms	3 452	-
OJSC "TATINCOM-T"	Controlled by the Company	Rent	Regular commercial terms	11 221	-
OJSC "Information technologies of communication" (Svyazintek)	Related parties	Dividends	Regular commercial terms	1 259	-
other		(Other operations stipulated by ПБУ 11/00)	Regular commercial terms	1 024	1 367,4
TOTAL:				**3 191 136**	**1 232 019,5**

(RUR thousand, unless otherwise stated)

Expenses for procurement from affiliated entities

In the reporting year the following affiliated entities rendered services to the Company:

Affiliated entity name	Nature of relations	Types of procurement	Method of price determination of the operations	2006	2005
CJSC "Nizhegorodskaya Sotovaya Svyaz"	Controlled by the Company	Cellular communication services	Regular commercial terms	88 545	39 404,5
CJSC "Digital telecommunications"	Controlled by the Company	Purchase of goods	Regular commercial terms	7 243	2 911,7
LLC "Vyatkasvyazservice"	Controlled by the Company	Rent, sale of goods	Regular commercial terms	439 533	236 964,6
CJSC "Narodnyi Telephone Saratov"	Controlled by the Company	Telecommunication services	Regular commercial terms	8 913	235,6
CJSC "Saratov Mobile	Controlled by the Company	Telecommunication services, purchase of goods	Regular commercial terms	3 910	94,2
CJSC "Chuvashiya Mobile"	Controlled by the Company	Telecommunication services, purchase of goods	Regular commercial terms	1 727	1 876,1
CJSC "Samara Telecom"	Significant influence	Telecommunication services, rent	Regular commercial terms	25 917	10 891,3
CJSC "Ulyanovsk GSM"	Significant influence	Cellular communication services	Regular commercial terms	12 419	1 207,4
OJSC "Rostelecom"	OJSC "Svyazinvest" subsidiary company	Telecommunication services	Regular commercial terms	130 126	1 939 383,4
CJSC "Transsvyaz"	Significant influence	Construction and installation activities	Regular commercial terms	3 290	95,3
OJSC "Svyazinvest"	Controlled by the Company	Dividends paid	Resolution of shareholders' meeting	183 760	174 732,8
CJSC "Rostelegraph"	OJSC "Svyazinvest" subsidiary company	Telecommunication services	Regular commercial terms	13 245	7 103,6
Non-commercial partnership " Center of investigations of telecommunications development problems"	Interdependent company	Contract of agency	Regular commercial terms	148 369	162 093,4
OJSC "RTComm.RU"	Related parties	Traffic transit	Regular commercial terms	341 315	225 608,3
Non-government pension fund "Telecom- Soyuz"	Interdependent company	Pension plans	Regular commercial terms	241 428	262 380
CJSC JSCB "C-Bank"	Significant influence	Other services, rent	Regular commercial	2 206	514,3

(RUR thousand, unless otherwise stated)

Affiliated entity name	Nature of relations	Types of procurement	Method of price determination of the operations terms	2006	2005
OJSC "National payphone network"	Related parties	Telecommunication services	Regular commercial terms	7 504	-
CJSC "Orenburg GSM"	Controlled by the Company	Telecommunication services	Regular commercial terms	5 970	395
OJSC JSCB "Svyaz-bank"	Significant influence	Banking services	Regular commercial terms	50 092	791,4
LLC "Rossvyazinform"	Significant influence	Logistics support	Regular commercial terms	3 948	-
LLC "Izhcom"	Controlled by the Company	Telecommunication services	Regular commercial terms	12 479	127,1
CJSC "RTCOM"	Controlled by the Company	Telecommunication services	Regular commercial terms	3 456	183,9
OJSC "Giprosvyaz"	Interdependent company	R&D	Regular commercial terms	5 185	
other		(other operations stipulated by ПБУ 11/00)	Regular commercial terms	505	663,3
TOTAL:				**1 741 085**	**3 067 657,2**

Regular commercial terms for telecommunication services are Government regulated tariffs.

Status of settlements with affiliated entities

As of December 31, 2006 the backlog of affiliated entities to the Company and the Company's backlog to the affiliated entities are:

Description	Nature of relations	Backlog description	2006	2005
Accounts receivable				
CJSC "Nizhegorodskaya Sotovaya Svyaz"	Controlled by the Company	Telecommunication services, rent	15 137	23 478,7
CJSC "Saratov Mobile"	Controlled by the Company	Telecommunication services,	7 141	3 489,6
CJSC "Narodnyi Telephone Saratov"	Controlled by the Company	Telecommunication services,	20 338	17 704,4
CJSC "Orenburg GSM"	Controlled by the Company	Telecommunication services	24 203	34 960,7
CJSC "Samara Telecom"	Significant influence	Telecommunication services	17 510	2 766,5
CJSC "Transsvyaz"	Significant influence	Construction and installation activities	2 536	523,1
CJSC "Penza Mobile"	Controlled by the Company	Telecommunication services	2 394	18,9
LLC "Vyatkasvyazservice"	Controlled by the	Rent, sales of goods	1 921	930,9

OJSC "VolgaTelecom"
Explanatory memorandum to accounting statement for 2006
Affiliated entities
(RUR thousand, unless otherwise stated)

Description	Nature of relations	Backlog description	2006	2005
	Company			
OJSC "TATINCOM-T"	Controlled by the Company	Rent	6 380	-
OJSC "Information technologies of communication" (Svyazintek)	Related parties	Software products implementation services	44 538	-
OJSC "Rostelecom"	OJSC "Svyazinvest" subsidiary company	Telecommunication services	355 550	-
CJSC "Digital telecommunications"	Controlled by the Company	Telecommunication services, rent, transport services	7 995	9 902,7
CJSC "Nizhegorodskyi radio telephone"	Significant influence	Rent, transport services	14 163	8 180,4
LLC "Nizhegorodskyi Teleservice"	Related parties	Data transfer	2 763	995,7
CJSC "RusLeasingSvyaz"	OJSC "Svyazinvest" associated company	Leasing contract	-	1 460,6
CJSC "Rostelegraph"	OJSC "Svyazinvest" subsidiary company	Telecommunication services	4 561	328,2
OJSC JSCB "Svyaz-Bank"	Significant influence	Banking services	-	84 332,6
Non-commercial partnership "Center of investigations of telecommunications development problems"	Interdependent company	Contract of agency	106 878	104 561,7
OJSC "RTComm.RU"	Related parties	Traffic transit	9 668	2 918,9
CJSC "RTCOM"	Controlled by the Company	Telecommunication services	1 209	1 046,7
OJSC "Giprosvyaz"	Interdependent company	R&D	1 644	391,8
LLC "Rossvyazinform"	Significant influence	Logistics support	2 520	762,1
other		(other operations stipulated by ПБУ 11/00)	1 667	1 688,8
TOTAL:	-	-	**650 716**	**300 443**
Accounts payable				
LLC "Vyatkasvyazservice"	Controlled by the Company	Telecommunication services, repair services and other services	1 220	1 229,8
CJSC "Nizhegorodskaya Sotovaya Svyaz"	Controlled by the Company	Cellular communication services	13 076	5 075
OJSC "Rostelecom"	OJSC "Svyazinvest" subsidiary company	Telecommunication services	48 323	108 145,8
CJSC "RusLeasingSvyaz"	OJSC "Svyazinvest" associated company	Leasing contract	-	1 574,6
OJSC "RTComm.RU"	Related parties	Traffic transit	2 123	4 327,2

(RUR thousand, unless otherwise stated)

Description	Nature of relations	Backlog description	2006	2005
CJSC "Samara Telecom"	Significant influence	Telecommunication services	25 610	825,0
CJSC "Orenburg GSM"	Controlled by the Company	Telecommunication services	1 118	193,5
CJSC "Narodnyi Telephone Saratov"	Controlled by the Company	Telecommunication services	5 001	15,5
CJSC "Ulyanovsk GSM"	Significant influence	Cellular communication services	4 868	257,9
OJSC "National payphone network"	Related parties	Telecommunication services	2 743	-
CJSC "RTCOM"	Controlled by the Company	Telecommunication services	1 324	19,2
Non-government pension fund "Telecom- Soyuz"	Interdependent company	Pension plans	4 628	-
CJSC "Rostelegraph"	OJSC "Svyazinvest" subsidiary company	Telecommunication services	4 903	554,0
other		(other operations stipulated by ПБУ 11/00)	3 033	351,5
TOTAL			**117 970**	

Loans granted to the Company by affiliated entities:

In 2006 the Company did not raised loans from affiliated entities.

Loans granted by the Company to affiliated entities

	2006	2005
The backlog as of January 1 of the reporting year	2 925	5 925
Loans raised	3 000	-
Acquisition of affiliated entities backlog	176 816	-
Repaid in the reporting year	1 000	3000
The backlog as of December 31 of the reporting year	181 741	2 925

In 2004 the Company granted the loan in the amount of 2 924,5 to CJSC "Nizhegorodskyi radio telephone" at 13% annual. The sum of income in the form of interest charged by the Company under the granted loan amounted in 2006 to 380,2 (in 2005 - 380,2).

In 2006 the Company granted interest-free loan to a natural person in the amount of 3 000. During 2006 1 000 was repaid.

The information about the acquisition of affiliated entities backlog is provided in section "Financial investments" (see item 6.3).

(RUR thousand, unless otherwise stated)

Emoluments to directors

In 2006 the Company paid emoluments to the members of the Board of directors and the members of the Management board of the Company in the total amount of 39 260 (in 2005 – 32 136). The list of the members of the Board of directors and the Management board of the Company is provided in the section "General data" of the present explanatory memorandum. The expenses of emoluments to the members of the Board of directors and the members of the Management board are reflected in the structure of ordinary activities expenses as other expenses of the Company.

Non-commercial partnership "Center of investigations of telecommunications development problems"

Non-commercial partnership "Center of investigations of telecommunications development problems" (hereinafter "Partnership") is OJSC "Svyazinvest" related party. The Company has contracts with the Partnership for providing the latter with cash resources for the purpose of its charter objectives realization, and namely – investigation of problems of telecommunication services market development, assistance in competitive recovery of communication industry entities, creation and maintenance of attractive image and reputation of these entities for Russian and foreign investors, end-users and other persons and entities. The payments to the Partnership for these purposes and included into the structure of other expenses in the attached consolidated profit and loss statement for the year ended on December 31, 2006 amounted to 148 369 (in 2005 – 162 232). The Company also has contracts with the Partnership for the purposes of realizing mutually beneficial projects on behalf of the Company and its subsidiary companies and other OJSC "Svyazinvest" related parties; the amount of balance of settlements under which is provided in the tables above.

9. Segment reporting

The Company carries out its activity within one industry, and namely the provision of electric communication services on the territory of the Volga region of the Russian Federation. The Company is organized on the principle of territorial sub-divisions servicing the relevant parts of the Company's communication network. In the management opinion the Company carries out its activity within the boarders of one geographical and operating segment.

(RUR thousand, unless otherwise stated)

10. Non-government pension insurance

In 2006 the Company concluded Supplementary agreement to Contract № 12/2004-ВЮ of 24 12.2004 with non-government pension fund "Telecom-Soyuz". According to this agreement pension contributions are posted to personal retirement accounts of the participants.

The total amount of contributions for non-government pension insurance paid by the Company in 2006 was 241 428 (in 2005 – 262 380).

11. Discontinuing operation

In 2006 there was no discontinuing operation.

12. Contingent liabilities

The conditions of the Company's activity

Along with the improvement of economic situation, and in particular GDP growth and disinflation, Russia continues economic reforms and develops legal, tax and administrative systems which would match the requirements of market economy. Russian economy stability will depend in many ways on evolution of reforms in the said areas, and also on the efficiency of measures in economy, financial and monetary policy taken by the Government.

Taxation

Russian tax, currency and customs legislation admits different interpretations and is prone to frequent modifications. The recent developments in the Russian Federation show that taxation bodies can hold more tough position at tax legislation interpretation and tax computations. The interpretation of the said legislation by the Company's management as applied to the Company's operations and activity may be litigated by the appropriate federal bodies. As consequence, taxation bodies may make claims by the transactions and accounting methods, by which they have not made claims earlier. As a result, additional taxes, penalties and fines may be charged. Taxation inspections may cover three calendar years of activity, immediately preceding the year of the check. Under certain conditions earlier periods may be inspected.

In the management opinion as of December 31 2006 the appropriate legislation provisions are upon the whole correctly interpreted by it, and the probability of keeping the Company's situation in terms of meeting the requirements of tax, currency and customs legislation is high. At the same time, basing on the results of recent tax inspections of other companies of OJSC "Svyazinvest" group, the Company's management assumes the availability of risk that tax authorities may make material tax claims to the Company in regard to the issues allowing for capability of ambiguous interpretation of tax legislation, and in particular on the issues of defining the proceeds under the contracts of network interconnection. It is not practical to define the amounts of claims by potential but not brought suits and to assess the probability of unfavorable outcome.

The accounting as of December 31, 2006 does not contain corrections, which may appear to be necessary due to this indefiniteness and the position the Company holds.

Industry legislation changes

The changes that occurred in industry legislation in 2006 had material effect on the Company's financial status and financial performances. These innovations considerably changed the Company's interrelations with connected operators and long-distance communication operators, OJSC "Rostelecom" including. During 2006 the Company conducted contracts campaign of renegotiation of running contracts with connected operators and long-distance communication operators in order to bring them in line with the changed requirements of industry legislation.

(RUR thousand, unless otherwise stated)

Due to the fact that much of the new rules of communication services provision was put into force since January 1, 2006 at present there is no actually no law enforcement practice in regard to new provisions of industry legislation, and as consequence there may be differences in interpretation of legislation provisions by the regulating authority and by the Company. In the management opinion as of December 31, 2006 the relevant provisions of industry statutory regulations upon the whole are interpreted by the Company correctly and the existing uncertainty in interpretation of requirements of newly enacted statutory regulations will not result in material effect on the Company's financial status and financial performances in the next reporting periods.

Granted surety

The Company acted as a guarantor for third parties for the total amount of 2 587 070 (in 2005 – 2 241 045). The Company's directorate does not expect any essential liabilities to appear in connection with such surety.

In 2002 the Company concluded the contract of guarantee under the transactions between OJSC "RTK-Leasing" and Joint-stock commercial Savings bank of the Russian Federation № 387-02 of October 23, 2002 for the amount of 815 000. As of 31.12.2006 the amount of surety was 437 925,8.

In 2003 the Company concluded the contract of guarantee under the transactions between OJSC "RTK-Leasing" and Joint-stock commercial Savings bank of the Russian Federation № П-9177 of September 09, 2003 for the amount of 790 681. As of 31.12.2006 the amount of surety was 544 993,6.

In 2004 the Company concluded the contract of guarantee under the transactions between OJSC "RTK-Leasing" and Joint-stock commercial Savings bank of the Russian Federation № П-9235 of October 12, 2002 for the amount of 325 648.

In 2005 the Company concluded the contract of guarantee under the transactions between OJSC "RTK-Leasing" and Joint-stock commercial Savings bank of the Russian Federation № П-9326 of October 12, 2005 for the amount of 650 000.

In 2005 the Company concluded the contract of guarantee under the transactions between CJSC "RTCOM" and OJSC JSCB "Svyaz-Bank" № 321/1110-05 of December 05, 2005 for the amount of 141 360.

In 2005 the Company concluded two contracts of guarantee under the transactions between CJSC "Orenburg-GSM" and OJSC JSCB "Svyaz-Bank" № 73 of November 25, 2005 for the amount of 42 700 and № 74 of November 25, 2005 for the amount of 26 840.

In 2006 the Company concluded the contract of guarantee under the transactions between CJSC "International Moscow Bank" and CJSC "Ulyanovsk GSM" № 060/872/06 of December 22, 2006 for the amount of 33 000.

In 2006 the Company concluded the contract of guarantee under the transactions between CJSC "International Moscow Bank" and CJSC "RTCOM" № 060/1054/06 of December 5, 2006 for the amount of 104 822.

In 2006 the Company concluded the contract of guarantee under the transactions between CJSC "International Moscow Bank" and CJSC "Penza Mobile" № 060/1170/06 of December 27, 2006 for the amount of 76 634.

In 2006 the Company concluded the contract of guarantee under the transactions between CJSC "International Moscow Bank" and CJSC "Orenburg GSM" № 060/1171/06 of December 27, 2006 for the amount of 33 178.

In 2006 the Company concluded the contract of guarantee under the transactions between CJSC "International Moscow Bank" and CJSC "Chuvashiya Mobile" № 060/1172/06 of December 27, 2006 for the amount of 46 117.

In 2006 the Company concluded the contract of guarantee under the transactions between CJSC "International Moscow Bank" and CJSC "Saratov Mobile" № 060/1173/06 of December 27, 2006 for the amount of 83 001.

In 2006 the Company acted as a guarantor for obligations performance under credit agreements concluded between OJSC "Vneshtorgbank" and the Company's employees for the amount of 8 358.

As of 31.12.2006 no claims were laid to the Company.

Litigations

The Company is a defendant in a number of arbitration proceedings. However, as per the opinion of the Company's directorate, the results of these proceedings will not essentially affect the Company's financial status. The total sum of potential lawsuits is estimated in the amount of 7 317.

Description of contingent liability	Expected time for performance	Amount of lawsuit, contract, agreements liability (RUR thousand)	Probability of contingent liability occurrence,%	Contingent liability amount
Federal Antimonopoly Service Department for Ulyanovsk oblast – antitrust legislation offense	Quarter IV of 2007	14 634	50	7 317

(RUR thousand, unless otherwise stated)

13. Events after the reporting date

13.1 Dividends (the information presented in this item was not audited)

The size of annual dividend falling on one share will be approved by the General meeting of the Company's stockholders. It is assumed that the level of dividends for 2006 proposed by the Company's Board of directors to the General meeting of stockholders for the approval will amount to 1,5776 rubles per one ordinary share and 2,9928 rubles per one preferred share (in 2005 – accordingly 1,4744 rubles and 2,7583 rubles), which will make up 633 402 (in 2005 – 588 792). After the approval the annual dividends due to payment to stockholders will be reflected in 2007 statement.

13.2 Interaction pattern with OJSC "Rostelecom"

Federal law № 119-Фз of July 22, 2005 introduced changes in chapter 21 of the Russian Federation Tax Code, which come into force since 01.01.07 and establish the procedure of VAT deduction when applying non-monetary payment methods (in particular, in set-off).

Since January 1, 2007 VAT deduction is allowed only after actual tax payment to the supplier, and due to this in 2007 the pattern of settlements with OJSC "Rostelecom" changed (as related to set-off cancellation).

13.3 Tariff regulation

Russia's Federal service for tariffs order №278-c2 of November 17, 2006 approved the Company's tariffs for the services of local, intrazonal telephone communication and compensation markup to the price of local and zonal call initiation services to the tune of 0,44 rubles per minute. The reduction of compensation markup will result in 2007 in the reduction of revenues from zonal call initiation services.

The following tariff schedules are established for the Company:

- For individual subscribers – three compulsory tariff schedules (tariff schedule with time-based billing, tariff schedule with subscriber's fee and tariff schedule with combined payment system),
- For subscribers-legal entities – one compulsory tariff schedule (tariff schedule with time-based billing).

Monthly payment of a subscriber for local phone communication services will consist of compulsory payments for the service of "Providing a subscriber line for use" and "Provision of a local phone call" (in accordance with one selected tariff schedule).

Tariff schedule with subscriber's fee is first of all oriented to subscribers who do not practice self-denial in phone communication. This tariff schedule allows for speaking without any limits and paying fixed amount every month.

Tariff schedule with time-based billing assumes per minute payment for calls, however phone calls lasting less than 6 seconds are not subject to payment.

(RUR thousand, unless otherwise stated)

Tariff schedule with combined payment system includes monthly basic time limit (from 360 to 380 minutes) for a fixed amount and provides for per minute payment for calls in excess of established time limit at reduced rate per a minute. Thus, extra minutes will be cheaper for the subscribers.

The said tariff schedules are established in municipal formations where there is technical capability to record the duration of local telephone calls. If there is no technical capability to record the duration of local telephone calls, then the subscribers are offered tariff schedule with subscriber's fee at the tariffs established by Russia's Federal service for tariffs since February 1, 2007.

13.4 Universal telecommunication services

In 2006 the Company won the tenders for the right to render universal communication service by using a payphone on the territory of the Volga Federal district and since February 1, 2007 it has started to render these services. 2 249 payphones were installed during quarter I of 2007. By September 1, 2007 it is scheduled to install the balanced 14 216 payphones and connect them to the network. All in all within the framework of the contract with Federal Agency of Communication (FAC) the Company will install 16 465 payphones for universal service provision. In 2007 the Company's investments to realize this project will amount to 2,4 billion rubles.

13.5 Industry legislation change

In July 2007 the changes in Federal law №126-ФЗ "On communication" of July 7, 2003 introduced by Federal law №14-ФЗ of February 9, 2007 will come in force.

The changes are introducing:

- Compulsory assessment of compliance of communication network system project with the requirements of communication industry in the form of expert examination which is made as per the procedure established by the Russian Federation Government;
- Registration of the carrier's communication network being a part of PSTN as per the procedure established by the Russian Federation Government.

Taking into consideration the fact that the expert examination of communication network system project and the procedure of communication network registration have not been developed yet by the Russian Federation Government the Company is not able to assess the effects of the law changes.

Communication networks built prior to the vesting date of the said changes should be registered in accordance with the requirements of redraft of Federal law "On communication" on or before January 1, 2010.

13.6 Capital investments

According to the approved budget for 2007 the total amount of the investment program will be 6 916 857. Also, the Company is planning to make capital investments in the amount of 96 782 in order to bring its networks in line with the requirements of statutory regulations for communication networks building and for traffic transit, including the funds in the amount of 46 867 which will be allocated to realize "Program of providing access to single number "112"".

13.7 Purchase and sale of shares

During the period from January 1, 2007 to the date of this statement approval the Company did not sale and acquire the shares (equity stakes).

On March 29, 2007 OJSC "VolgaTelecom" Board of directors adopted the decision on bringing the stockholdings in OJSC "TATINCOM-T" charter capital to 100% by acquiring blocks of shares of 33,43% from OJSC "Uralsvyazinform" and of 16,571% from CJSC IFC "Solid". Purchase and sale contract of OJSC "TATINCOM-T" shares by and between OJSC "VolgaTelecom" and OJSC "Uralsvyazinform" will be concluded in case of consent for the transaction's settlement from the part of Federal antimonopoly service. Acquisition of stockholdings in OJSC "TATINCOM-T" is one of the stages of OJSC "VolgaTelecom" cellular assets consolidation. As of the date of making up this statement the Company was in the process of agreement of terms and conditions of the stockholding acquisition.

General Director Omelchenko S.V.

Chief accountant Popkov N.I.

(RUR thousand, unless otherwise stated)

Supplement № 1

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
1	2	3	4
1.	Omelchenko Sergey Valerievich	The person exercises the authority of the single executive body of the joint- stock company, The person is a member of the collegiate executive body of the joint-stock company The person is a member of the Board of directors of the joint-stock company	26.04.2005 31.07.2006 26.06.2006
2.	Andreev Vladimir Alexandrovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
3.	Bulancha Sergey Anatolievich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
4.	Grigorieva Alla Borisovna	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
5.	Degtyarev Valeryi Victorovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
6.	Enin Evgenyi Petrovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
7.	Kuznetsov Sergey Ivanovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
8.	Morozov Andrey Vladimirovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
9.	Savchenko Victor Dmitrievich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
10.	Fedorov Oleg Romanovich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
11.	Chernogorodskyi Sergey Valerievich	The person is a member of the Board of directors (supervisory council) of the joint-stock company	26.06.2006
12.	Astakhova Svetlana Leonidovna	The person is a member of the collegiate executive body of the joint-stock company	31.07.2006
13.	Dyakonov Mikhail Vasilievich	The person is a member of the collegiate executive body of the joint-stock company	31.07.2006
14.	Ershov Oleg Vladimirovich	The person is a member of the collegiate executive body of the joint-stock company	31.07.2006
15.	Ketkov Alexander Yulievich	The person is a member of the collegiate executive body of the joint-stock company	31.07.2006
16.	Petrov Mikhail Victorovich	The person is a member of the collegiate	

(RUR thousand, unless otherwise stated)

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
		executive body of the joint-stock company	31.07.2006
17.	Pozdnyakov Denis Vyacheslavovich	The person is a member of the collegiate executive body of the joint-stock company	31.07.2006
18.	Popkov Nikolai Ivanovich	The person is a member of the collegiate executive body of the joint-stock company	31.07.2006
19.	Ulyanov Vladimir Vasilievich	The person is a member of the collegiate executive body of the joint-stock company	22.12.2006
20.	Open Joint Stock Company "Investment communication company"	The entity is entitled to dispose of more than 20% of the Company's voting shares	10.10.1995
21.	Closed Joint Stock Company "Commercial bank "C – Bank"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
22.	Closed Joint Stock Company "Narodnyi telephone Saratov"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
23.	Closed Joint Stock Company "Nizhegorodskaya sotovaya svyaz"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	30.03.1995
24.	Closed Joint Stock Company "Nizhegorodskyi radiophone"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	26.08.1999
25.	Closed Joint Stock Company "Nizhegorodteleservice"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	26.02.1997
26.	Closed Joint Stock Company "Orenburg – GSM"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002

(RUR thousand, unless otherwise stated)

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
27.	Closed Joint Stock Company "Penza Mobile"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
28.	Closed Joint Stock Company "Samara – Telecom"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
29.	Closed Joint Stock Company "Saratov – Mobile"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
30.	Closed Joint Stock Company "Transsviyaz"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	03.06.1997
31.	Closed Joint Stock Company "Ulyanovsk – GSM"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
32.	Closed Joint Stock Company "Chuvashiya Mobile"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
33.	Closed Joint Stock Company "Chery Page"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
34.	Limited Liability Company "Agrofirm "REANTA"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
35.	Limited Liability Company "VYATKASVYAZSERVICE"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002

(RUR thousand, unless otherwise stated)

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
36.	Open Joint Stock Company "Informational commercial networks "OMRIX"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
37.	Open Joint Stock Company "TATINCOM – T"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	13.10.2003
38.	Closed Joint Stock Company "Ericsson svyaz"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	25.05.1998
39.	Closed Joint Stock Company "Digital telecommunications"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002
40.	Closed Joint Stock Company "RTCOM"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks making up the charter capital of this entity	09.03.2005
41.	Limited Liability Company "Nizhegorodskyi Teleservice"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	13.07.2005
42.	Open Joint Stock Company of DLD&ILD "Rostelecom"	The entity belongs to the group of entities to which the joint-stock company belongs	30.05.1997
43.	Open Joint Stock Company "Central Telecommunication Company"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
44.	Open Joint Stock Company "North - Western Telecom"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
45.	Open Joint Stock Company "Southern Telecommunication Company"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995

(RUR thousand, unless otherwise stated)

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
46.	Open Joint Stock Company "Uralsvyazinform"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
47.	Open Joint Stock Company "SibirTelecom"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
48.	Open Joint Stock Company "Dalnevostochnaya Communication Company" ("Dalsvyaz")	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
49.	Open Joint Stock Company of communication and informatics of the Republic of Dagestan	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
50.	Closed Joint Stock Company "Mobile telecommunications"	The entity belongs to the group of entities to which the joint-stock company belongs	15.09.1998
51.	Open Joint Stock Company "Central Telegraph"	The entity belongs to the group of entities to which the joint-stock company belongs	30.05.1997
52.	Open Joint Stock Company "Giprosvyaz"	The entity belongs to the group of entities to which the joint-stock company belongs	30.05.1997
53.	Limited Liability Company Private security business "Rostelecom-bezopasnost"	The entity belongs to the group of entities to which the joint-stock company belongs	29.07. 2002
54.	Closed Joint Stock Company "Startcom"	The entity belongs to the group of entities to which the joint-stock company belongs	20.08.1998
55.	Closed joint Stock Company "FK-Svyaz"	The entity belongs to the group of entities to which the joint-stock company belongs	15.07.1998
56.	Open Joint Stock Company "Kostromskaya gorodskaya telephonnaya set"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
57.	Open Joint Stock Company "Moskovskaya gorodskaya telephonnaya set"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
58.	Closed Joint Stock Company "Insurance company of the trade union of communication industry employees "Costars""	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
59.	Subsidiary closed joint stock company "Armavirskyi plant of communication"	The entity belongs to the group of entities to which the joint-stock company belongs	11.03.1999

(RUR thousand, unless otherwise stated)

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
60.	Closed Joint Stock Company "Joint-stock commercial industrial bank of communication facilities and informatics development "Pochtobank"	The entity belongs to the group of entities to which the joint-stock company belongs	30.04.1998
61.	Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
62.	Closed Joint Stock Company "Altel"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
63.	Closed Joint Stock Company "Baikalvestcom"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
64.	Closed Joint Stock Company "Vestelcom"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.2002
65.	Closed Joint Stock Company "Vladimir – Teleservice"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
66.	Closed Joint Stock Company "Globalstar Space telecommunications"	The entity belongs to the group of entities to which the joint-stock company belongs	20.09.1996
67.	Closed Joint Stock Company "Yeniseitelecom"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
68.	Closed Joint Stock Company "SteC GSM"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
69.	Limited Liability Company "Novgorod Datacom"	The entity belongs to the group of entities to which the joint-stock company belongs	15.06.2005
70.	Limited Liability Company "Permtelecom"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
71.	Closed Joint Stock Company "Region-set"	The entity belongs to the group of entities to which the joint-stock company belongs	29.12.2000
72.	Closed Joint Stock Company "Rostelegraph"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
73.	Closed Joint Stock Company "RTK-Center"	The entity belongs to the group of entities to which the joint-stock company belongs	14.05.1997
74.	Open Joint Stock Company "NGTS-Page"	The entity belongs to the group of entities to which the joint-stock company belongs	29.12.2000
№	**Full brand name or surname, name and patronymic name of an affiliated person/entity**	**Ground (grounds) due to which a person/entity is recognized to be affiliated**	**The date of the ground (grounds) occurrence**
75.	Open Joint Stock Company "Regional information	The entity belongs to the group of entities to which the joint-stock company belongs	29.12.2000

(RUR thousand, unless otherwise stated)

	networks"		
76.	Open Joint Stock Company "Stavtelecom" after V.I. Kuzminov	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
77.	Closed Joint Stock Company "Telecom" of Ryazan oblast	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
78.	Closed Joint Stock Company "AMT"	The entity belongs to the group of entities to which the joint-stock company belongs	26.12.2001
79.	Limited Liability Company "Bona"	The entity belongs to the group of entities to which the joint-stock company belongs	20.11.2001
80.	Limited Liability Company "Vladimirskyi payphone"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
81.	Limited Liability Company "MobilCom"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
82.	Closed Joint Stock Company "Teleport Ivanovo"	The entity belongs to the group of entities to which the joint-stock company belongs	27.06.2005
83.	Limited Liability Company "Telecom-Stroi"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
84.	Limited Liability Company "Telecom-Terminal"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002
85.	Limited Liability Company "Ural Inform TV"	The entity belongs to the group of entities to which the joint-stock company belongs	10.10.1995
86.	Limited Liability Company "Factorial-99"	The entity belongs to the group of entities to which the joint-stock company belongs	06.11.1997
87.	Non-commercial partnership "Center of investigation of telecommunications development problems"	The entity belongs to the group of entities to which the joint-stock company belongs	2002
88.	Limited Liability Company "Artelecom-service"	The entity belongs to the group of entities to which the joint-stock company belongs	21.11.2001
89.	Limited Liability Company "Svyaz-Service-Irga"	The entity belongs to the group of entities to which the joint-stock company belongs	30.11.2002

(RUR thousand, unless otherwise stated)

№	Full brand name or surname, name and patronymic name of an *affiliated person/entity*	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
90.	Open Joint Stock Company "Health-improving complex "Orbita""	The entity belongs to the group of entities to which the joint-stock company belongs	18.12.2000
91.	Limited Liability Company Private security business "Zashchita"	The entity belongs to the group of entities to which the joint-stock company belongs	11.03.2002
92.	Limited Liability Company "Intmashservice"	The entity belongs to the group of entities to which the joint-stock company belongs	23.04.1997
93.	Closed Joint Stock Company "Tsentel"	The entity belongs to the group of entities to which the joint-stock company belongs	26.03.1998
94.	Closed Joint Stock Company "Open communications"	The entity belongs to the group of entities to which the joint-stock company belongs	07.08.2000
95.	Closed Joint Stock Company "Incom"	The entity belongs to the group of entities to which the joint-stock company belongs	28.08.2000
96.	Closed Joint Stock Company "Telecomcity"	The entity belongs to the group of entities to which the joint-stock company belongs	03.06.1997
97.	Closed Joint Stock Company "Moscow's center of new technologies of telecommunications"	The entity belongs to the group of entities to which the joint-stock company belongs	09.10.2002
98.	Limited Liability Company "Holiday hotel "Malakhit""	The entity belongs to the group of entities to which the joint-stock company belongs	28.08.2000
99.	Limited Liability Company "South-Giprosvyaz"	The entity belongs to the group of entities to which the joint-stock company belongs	24.12.2002
100.	Limited Liability Company "SvyazProektService"	The entity belongs to the group of entities to which the joint-stock company belongs	19.04.1999
101.	Limited Liability Company "Giprosvyaz-Consulting"	The entity belongs to the group of entities to which the joint-stock company belongs	11.03.1999
102.	Closed Joint Stock Company "CenterTelecom Service"	The entity belongs to the group of entities to which the joint-stock company belongs	01.04.2003
103.	Open Joint Stock Company "Russian telecommunications network"	The entity belongs to the group of entities to which the joint-stock company belongs	02.03.2004

(RUR thousand, unless otherwise stated)

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
104.	Open Joint Stock Company "Joint-stock company of telephone communication development "Mobiltelecom"	The entity belongs to the group of entities to which the joint-stock company belongs	30.06.2004
105.	Limited Liability Company "RSU-Telecom"	The entity belongs to the group of entities to which the joint-stock company belongs	25.11.2003
106.	Limited Liability Company "RPK Svyazist"	The entity belongs to the group of entities to which the joint-stock company belongs	26.11.2003
107.	Closed Joint Stock Company "IK "Svyaz"	The entity belongs to the group of entities to which the joint-stock company belongs	01.10.2004
108.	Limited Liability Company "Giprosvyaz-Siberia"	The entity belongs to the group of entities to which the joint-stock company belongs	26.01.2004
109.	Limited Liability Company "STC-Finance"	The entity belongs to the group of entities to which the joint-stock company belongs	19.03.2003
110.	Closed Joint Stock Company "Chita NET"	The entity belongs to the group of entities to which the joint-stock company belongs	25.08.2004
111.	Limited Liability Company "Parma Paging"	The entity belongs to the group of entities to which the joint-stock company belongs	16.07.2004
112.	Limited Liability Company "TO Aktsept"	The entity belongs to the group of entities to which the joint-stock company belongs	30.09.2004
113.	Limited Liability Company "Twer-Telecom"	The entity belongs to the group of entities to which the joint-stock company belongs	31.12.2004
114.	Limited Liability Company "NWT-Finance"	The entity belongs to the group of entities to which the joint-stock company belongs	11.10.2004
115.	Closed Joint Stock Company TRC "Photon"	The entity belongs to the group of entities to which the joint-stock company belongs	01.10.2004
116.	Closed Joint Stock Company "Telephone company – Ural"	The entity belongs to the group of entities to which the joint-stock company belongs	31.03.2005
117.	Limited Liability Company "Giprosvyaz – North-West"	The entity belongs to the group of entities to which the joint-stock company belongs	01.02.2005

(RUR thousand, unless otherwise stated)

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
118.	Closed Joint Stock Company "Association Kanal TV"	The entity belongs to the group of entities to which the joint-stock company belongs	03.06.2005
119.	Limited Liability Company "Wireless information technologies"	The entity belongs to the group of entities to which the joint-stock company belongs	30.06.2005
120.	Closed Joint Stock Company "Integrator. Ru"	The entity belongs to the group of entities to which the joint-stock company belongs	30.06.2005
121.	Open Joint Stock Company "Information technologies of communication" ("Svyazintek")	The entity belongs to the group of entities to which the joint-stock company belongs	30.06.2005
122.	Open Joint Stock Company "National payphone network"	The entity belongs to the group of entities to which the joint-stock company belongs	30.09.2005
123.	Closed Joint Stock Company "Sakhalinugol-Telecom"	The entity belongs to the group of entities to which the joint-stock company belongs	30.09.2005
124.	Closed Joint Stock Company "ATC"	The entity belongs to the group of entities to which the joint-stock company belongs	21.11.2005
125.	Closed Joint Stock Company "Yugsvyazstroi"	The entity belongs to the group of entities to which the joint-stock company belongs	24.01.2001
126.	Open Joint Stock Company "A-svyaz"	The entity belongs to the group of entities to which the joint-stock company belongs	23.06.2006
127.	Closed Joint Stock Company "ATC-32"	The entity belongs to the group of entities to which the joint-stock company belongs	27.06.2006
128.	Closed Joint Stock Company "Zebra Telecom"	The entity belongs to the group of entities to which the joint-stock company belongs	14.06.2006
129.	Closed Joint Stock Company "Globus-Telecom"	The entity belongs to the group of entities to which the joint-stock company belongs	04.04.2006
130.	Limited Liability Company "Telecomcenter"	The entity belongs to the group of entities to which the joint-stock company belongs	26.04.2006
131.	Limited Liability Company "Parma-Inform"	The entity belongs to the group of entities to which the joint-stock company belongs	19.09.2006
132.	Non-government Pension Fund "Telecom-Soyuz"	The entity belongs to the group of entities to which the joint-stock company belongs	2004
133.	OJSC JSCB "Svyaz-Bank"	The entity belongs to the group of entities to which the joint-stock company belongs	2004

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence
134.	OJSC "RTComm.RU"	The entity belongs to the group of entities to which the joint-stock company belongs	2003
135.	LLC "Volga-Finance"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	2005
136.	LLC "Rossvyazinform"	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	1997

Ф.107

ОПИСЬ

RECEIVED
2007 JUN -5 A 6:29
FICE OF INTERNATIONAL
CORPORATE FINANCE

Вложения в ____________________

Кому Security and Exchange Commission
Office of International Corporate Finance

Адрес Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

№ п/п	Наименование вложений	Исх. №	Количество листов	Объявленная ценность, руб.
1.	Сопроводительное письмо от 21.05.2007г. (освобождение согласно правилу 12g3-2(b))	25-01/10-163	1	
2.	Письмо от 21.05.2007г. (извещение держателю акций ОАО «ВолгаТелеком» в форме АДР)	25-01/10-164	1	
3.	Материалы годового общего собрания акционеров ОАО «ВолгаТелеком» (на английском языке)		272	
	Итого:		274	

Отправитель ____________ / Е.П. Миронова /
(подпись) (И.О. Фамилия)

Проверил ____________________
(должность, подпись работника почтового отделения)

оттиск календарного
штемпеля ОПС места приема

Исправления не допускаются

Ф.107

ОПИСЬ

Вложения в ______________________________

Кому Security and Exchange Commission
Office of International Corporate Finance
Адрес Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

№ п/п	Наименование вложений	Исх. №	Количество листов	Объявленная ценность, руб.
1.	Сопроводительное письмо от 21.05.2007г. (освобождение согласно правилу 12g3-2(b))	25-01/10-163	1	
2.	Письмо от 21.05.2007г. (извещение держателю акций ОАО «ВолгаТелеком» в форме АДР)	25-01/10-164	1	
3.	Материалы годового общего собрания акционеров ОАО «ВолгаТелеком» (на английском языке)		272	
	Итого:		274	

Отправитель ____________ / Е.П. Миронова /
(подпись) (И.О. Фамилия)

Проверил ______________________________
(должность, подпись работника почтового отделения)

оттиск календарного
штемпеля ОПС места приема

Исправления не допускаются

OJSC VolgaTelecom
Dom Svyazi, M.Gorky square,
Nizhny Novgorod city, Russia, 603000
Phone: +7 (8312) 33-20-47
Fax: +7 (8312) 30-67-68
№ 25-01/10-163

RECEIVED
2007 JUN -5 A 6:?7
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 21.05.2007г.

Security and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

Re: OJSC VolgaTelecom, Exemption № 82-4642

Dear Sirs,

In connection with exemption of Joint-Stock Company VolgaTelecom according to Rule 12g3-2 (b) from requirements of Securities Exchange Act for registration and reporting and according to the further requirements by Rule 12g3-2 (b), we are sending the following documents:

- Voting materials (ballots) and request you to distribute them among ADR holders.
- Notice to ADR holders on the annual general meeting of shareholders.
- Communication to shareholders.
- The Company's annual statement for 2006.
- The Company's annual accounting statement for 2006.
- Explanatory memorandum to accounting statement for 2006.
- Findings of the Company's Auditing committee for 2006.
- The Company's auditor's opinion based on the results of 2006.
- Assessment of auditor's opinion by the Committee for audit with the Company's Board of directors.
- Recommendations of the Company's Board of directors on profit distribution.
- Draft of changes to the Company's Charter.
- Draft of changes to the Provision on the Company's Board of directors.
- Draft of changes to the Provision on the procedure of holding general meeting of the Company's shareholders.
- Information about the nominees to the Company's Board of directors.
- Information about the nominees to the Company's Auditing committee.
- Information about the Auditor.
- Information about availability or lack of written consent of nominees to run for the Company's management and control bodies.
- Extracts from minutes of the Board of directors' sessions on the issues related to the preparation of the annual general meeting of shareholders of the Company.
- Drafts of resolutions on the issues of the agenda of the annual general meeting of shareholders.

J.P. Morgan Bank is the depositary bank of the above said company by form F-6, registration number 333-86930 for ADR program for ordinary shares.

Should you have any questions, please, call Ms. Daniela Utane, manager of OJSC VolgaTelecom ADR program with J.P. Morgan Bank, at: +44 207 777 2020 (London).

Sincerely yours,
Deputy to the General Director of the Joint-stock company for corporate development

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород * ВолгаТелеком

D.B.Kostin

1253-2(6)

Joint-Stock Company
VOLGATELECOM

RECEIVED

2007 JUN -5 A 6:07

FICE OF INTERNATIONAL
CORPORATE FINANCE

Dom Svyazi, M.Gorky square, Nizhny Novgorod
city, Russia, 603000
Phone: +7(8312) 37-50-00, 37-50-09,
Fax: +7(8312) 30-67-68,
E-mail: gd@vt.ru, www.vt.ru
OKPO 01142788, TIN 5260901817

21.05.2007г. № 25-01/10-164
To № ________ of ________

J.P. Morgan Bank
Fax: +44 207 325 8094
Phone: +44 207 777 2020 London (Attn.: Ms.Daniela Utane)

Notice to OJSC VolgaTelecom shares holder in the form of ADR

The Board of directors adopted the decision to hold the annual general meeting of shareholders on June 22, 2007 in the form joint presence. The list of shareholders having the right to participate in the annual general meeting of shareholders was drawn up as of May 3, 2007.

The agenda:

1. Approval of the annual statement, annual accounting statement, including profit and loss statement (profit and loss accounts), and also distribution of profit (including dividend payment) and loss of the Company based on the results of the reporting 2006 fiscal year.
2. Introduction of changes to the Company's Charter.
3. Introduction of changes to the Provision on the Company's Board of directors.
4. Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company.
5. Election of the members of the Company's Board of directors.
6. Election of the members of the Company's Auditing committee.
7. Approval of the Company's auditor for 2007.
8. Determination of annual remuneration to the members of the Company's Board of directors.

Sincerely yours,
Deputy to the General Director of the
Joint-stock company for corporate development — D.B.Kostin

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород *
ВолгаТелеком

Joint-Stock Company

VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

COMMUNICATION

Dear shareholder!

Open Joint Stock Company "VolgaTelecom" advises on holding of annual general meeting of shareholders on June 22, 2007 in the form of joint presence at the address: Dom Svyazi, M.Gorky sq., Nizhny Novgorod city, the time of the meeting beginning is 10:00 a.m. (local time), the registration starts at 8:00 a.m. (local time).

The agenda of the general meeting of shareholders:

1. Approval of the annual statement, annual accounting statement, including profit and loss statement (profit and loss accounts), and also distribution of profit (including dividend payment) and loss of the Company based on the results of the reporting 2006 fiscal year.
2. Introduction of changes to the Company's Charter.
3. Introduction of changes to the Provision on the Company's Board of directors.
4. Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company.
5. Election of the members of the Company's Board of directors.
6. Election of the members of the Company's Auditing committee.
7. Approval of the Company's auditor for 2007.
8. Determination of annual remuneration to the members of the Company's Board of directors.

The shareholders – owners of the Company's ordinary shares have the right of vote on all the issues of the agenda of the shareholders' meeting.

The list of persons/entities having the right to participate in the annual general meeting of shareholders is drawn on the basis of the data of the shareholders' register as of May 3, 2007.

Starting since May 22, 2007 the persons/entities having the right to participate in the annual general meeting of shareholders may get familiarized with the materials of the agenda of the general meeting of shareholders at the following addresses:

Dom Svyazi, M.Gorky square, Nizhny Novgorod city	from 9:00 a.m. till 6:00 p.m.	local time
Drelevsky street, 43/1, Kirov city	from 8:00 a.m. till 5:00 p.m.	local time
Sovetskaya street, 138, Yoshkar-Ola town	from 8:00 a.m. till 5:00 p.m.	local time
Bolshevistskaya street, 13, Saransk town	from 8:30 a.m. till 5:30 p.m.	local time
Volodarsky street, 11, Orenburg city	from 9:00 a.m. till 6:00 p.m.	local time
Kuprin street, 1/3, Penza city	from 8:00 a.m. till 5:00 p.m.	local time
Krasnoarmeiskaya street, 17, Samara city	from 8:00 a.m. till 5:00 p.m.	local time
Kiselev street, 40, Saratov city	from 8:00 a.m. till 5:00 p.m.	local time
L.Tolstoy street, 60, Ulyanovsk city	from 8:00 a.m. till 5:00 p.m.	local time
Pushkinskaya street, 278, Izhevsk city	from 8:00 a.m. till 5:00 p.m.	local time
Lenin avenue 2, Cheboksary town	from 8:00 a.m. till 5:00 p.m.	local time

And also at the Company's web site in the Internet at: www.vt.ru in Russian and in English.

A shareholder (shareholder's representative) has the right to vote ahead-of-schedule by sending properly filled voting ballots to the Company's mailing address: Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000; or to the Registrar's mailing address: P.O.Box 162, Kalanchevskaya street 15 A, Moscow, 107078. The votes represented by voting ballots are accounted during establishing the quorum and tally of votes provided that the Company receives them not later than two days prior to the meeting holding, that is not later than June 19, 2007 inclusively.

If the voting is by proxy by sending the voting ballots, then the ballots should be attached with the proxy, on the basis of which a representative is acting, or its duly certified copy or a document confirming the rights of the representative to act without power of attorney on behalf of the shareholder – legal entity.

The authorities of representatives of shareholders-natural persons should be confirmed by a notarized power of attorney, or by another method established by Russian Federation Civil Code. The authorities of representatives of shareholders-legal entities should be confirmed by a notarized power of attorney, or by another method established by Russian Federation Civil Code or by a document confirming the rights of the representative to act without the power of attorney on behalf of the legal entity-shareholder.

Contact phone: 8-8312-37-50-12

OJSC "VolgaTelecom" Board of directors

1253-2(b)

Joint-Stock Company

VOLGATELECOM

RECEIVED

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

2007 JUN -5 A 6: 19

The form of the meeting – **annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.**
The date of the meeting – **June 22, 2007.**
The meeting's location – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail addresses to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 1

Shareholder:

Individual code:

Issue № 1 of the agenda: "Approval of the annual statement, annual accounting statement, including profit and loss statement (profit and loss accounts), and also distribution of profit (including dividend payment) and loss of the Company based on the results of the reporting 2006 fiscal year".

Number of votes:

The resolution's wording:

1. Approve the annual statement, annual accounting statement, including profit and loss statement (profit and loss accounts) of the Company for 2006 fiscal year.

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
AYE	**AGAINST**	**ABSTAIN**

2. Distribute the Company's profit based on the results of the reporting (2006) year in the following way:

- **633 401 556,68 rubles for dividends payment, including:**
  - **On preferred shares - 2,9928 rubles per a share;**
  - **On ordinary shares - 1,5776 rubles per a share;**
- **1 820 186 159,05 rubles for the increase in the Company's equity capital.**

Dividends are to be paid in money form on preferred shares starting since 15.07.2007 to 01.11.2007, on ordinary shares starting since 15.07.2007 to 01.11.2007.

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
AYE	**AGAINST**	**ABSTAIN**

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons/entities who had acquired the shares after the date of drawing up the list of persons/entities having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions may be crossed out by one of the following methods: [crossed box] or [struck-through box]

Shareholder's signature or of his/her representative

The ballot should be compulsory signed by the shareholder or by his/her representative!

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000
The form of the meeting – **annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.**
The date of the meeting - **June 22, 2007.**
The meeting's location – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail addresses to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 2

Shareholder:

Individual code:

Issue № 2 of the agenda: "Introduction of changes to the Company's Charter".

Number of votes:

The resolution's wording:
Introduce changes to the Company's Charter:

1.	
1.1.	State item 7.5. of article 7 in the wording: "7.5. The shareholders possessing at least 1 percent of votes at general meeting of shareholders have the right to claim the Company's provision of the list of persons/entities having the right to participate in the meeting. However, the information from the documents and the mailing address of natural persons included in this list are provided only with the consent of these persons."
1.2.	State item 10.1. of article 10 in the wording: "10.1. The Company has the right to pass the resolution (to declare) on the payment of dividends on placed shares by the results of the first quarter, half year, nine months of a fiscal year and (or) by the results of the fiscal year. The resolution on the payment (declaration) of dividends by the results of the first quarter, half year and nine months of a fiscal year may be passed during three months after the relevant period expiry. The source of dividends payment is the Company's after-tax profit (the Company's net profit). The Company's net profit is defined by the Company's accounting statement data. Dividends on preferred shares of specific types may be also paid at the cost of the Company's funds specially formed earlier for these purposes. In case of the Company's reorganization in the form of take-over of other companies by it, the net profit of the Company is defined by summing up its net profit and the net profit (loss) of the affiliated companies calculated according to statutory regulations on bookkeeping in profit and loss statements of the affiliated companies as of the last reporting date (date of reorganization). The resolution on dividends payment, dividend size and the form of its payment on the shares of each category (type) is passed by the general meeting of shareholders. The size of dividends may not be more than it was recommended by the Company's Board of directors. The list of the persons/entities having the right to receive dividends is made up as of the date of drawing up of the list of persons/entities having the right to participate in the shareholders' general meeting, at which the resolution on the appropriate dividends payment is passed. For the purpose of making up the list of persons/entities having the right to receive dividends, nominee holder of shares provides the data on the persons/entities in which interests it holds the shares."
1.3.	State item 10.3. of article 10 in the wording: "10.3. Annual dividends on ordinary shares are paid on or before December 31 of the fiscal year in which the resolution was passed on annual dividends payment, if a shorter term is not established by the annual shareholders' general meeting resolution. Dividends on ordinary shares by the results of the first quarter, half year, nine months of the fiscal year are paid not later than 60 days since the day of passing the resolution on dividends payment, if a shorter term is not established by the shareholders' general meeting resolution".
1.4.	State item 11.2 of article 11 in the wording: "11.2. The holder of the register of the Company's shareholders is a registrar who is carrying out the activity of maintenance of the registry of shareholders as its exclusive activity and has a license of the established form for carrying out this activity. The approval of the registrar of the Company and the provisions of agreement with it, and also the cancellation of the contract with the Company's registrar is carried out on the basis of the decision of the Board of directors of the Company".
1.5.	Add sub-item 13.1) to item 12.2. of article 12 as follows: "13.1) payment (declaration) of dividends by the results of the first quarter, half year, nine months of the fiscal year the resolutions on which are passed by the majority of votes of shareholders - owners of the Company's voting shares participating in the meeting;"
1.6.	State sub-item 13) of item 12.2 of article 12 in the wording: "13) Approval of annual statements, annual accounting statements, including profit and loss statements (profit and loss accounts) of the Company, and also distribution of profit (including payment (declaration) of dividends, except for the profit distributed as dividends by the results of the first quarter, half year, nine months of the fiscal year) and losses of the Company by the results of the fiscal year, the resolutions on which are passed by the majority of votes of shareholders - owners of the Company's voting shares participating in the meeting;"
1.7.	State sub-item 18) of item 12.2. of article 12 in the wording: "18) Decision making on participation in financial and industrial groups, associations and other unions of business entities, passed by the majority of votes of shareholders - owners of the

1283-2(b)

VOLGATELECOM

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

The form of the meeting – **annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.**

The date of the meeting - **June 22, 2007.**

The meeting's location – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**

The time of registration beginning – **8:00 a.m.**

The time of the meeting's beginning – **10:00 a.m.**

The mail addresses to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 3

Shareholder:

Individual code:

Issue № 2 of the agenda: "Introduction of changes to the Company's Charter".

Number of votes:

The resolution's wording:
Introduce changes to the Company's Charter:

2.	State item 7.5. of article 7 in the wording: "7.5. The shareholders possessing at least 1 percent of votes at the general meeting of shareholders have the right to claim from the Company the provision of the list of persons/entities having the right to participate in the meeting. However, the information from the documents and the mailing address of shareholders - natural persons included in this list are provided only with their consent."

Bar-code zone **Bar-code zone** **Bar-code zone**

Voting versions

AYE	AGAINST	ABSTAIN

3.	State item 10.2. of article 10 in the wording: "10.2. Dividends on type A preferred shares are paid not later than 60 days since the date of passing the resolution on dividends payment, if a shorter term is not established by the shareholders' general meeting resolution. The size of annual dividends on preferred shares is defined in item 8.2. of the present Charter."

Bar-code zone **Bar-code zone** **Bar-code zone**

Voting versions

AYE	AGAINST	ABSTAIN

4.	State item 10.2. of article 10 in the wording: "10.2. Dividends on preferred shares are paid not later than 60 days since the date of passing the resolution on dividends payment, if a shorter term is not established by the shareholders general meeting resolution. Dividend size on preferred shares is established in item 8.2. of the present Charter."

Bar-code zone **Bar-code zone** **Bar-code zone**

Voting versions

AYE	AGAINST	ABSTAIN

5.	State sub-item 19) of item 13.4 of article 13 in the wording: "19) Preliminary approval of a transaction or several interrelated transactions connected to purchase, alienation or capability of alienation by the Company directly or indirectly of the property which cost makes from 1 up to 25 percent of the balance cost of the Company assets, defined according to its accounting statement as of the last reporting date;"

Bar-code zone **Bar-code zone** **Bar-code zone**

12g3-2(b)

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

The form of the meeting – **annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.**
The date of the meeting - **June 22, 2007.**
The meeting's location – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail addresses to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 4

Shareholder:

Individual code:

Issue № 2 of the agenda: "Introduction of changes to the Company's Charter".

Number of votes:

The resolution's wording:
Introduce changes to the Company's Charter:

10.	State sub-item 37) of item 13.4 of article 13 in the wording: "37) approval of the procedure of the Company's interaction with organizations which shares and equity stakes belong to the Company, decision making in accordance with the said procedure."

Bar-code zone **Bar-code zone** **Bar-code zone**

Voting versions

AYE	AGAINST	ABSTAIN

11.	State sub-item 38 of item 13.4 of article 13 in the wording: "38) Definition of the Company's position (the Company's representatives), including the assignment to participate or not in voting on agenda issues, to vote on decision drafts "aye", "against", "abstain", on the following agenda issues of shareholders (participants) general meetings of subsidiary and associated business companies (hereinafter - SAC) (except for the cases when the functions of SAC shareholders general meetings are exercised by the Company's Board of directors), and of SAC Board of directors sessions (except for the issue of approving the agenda of SAC general shareholders meeting, when the functions of SAC shareholders general meetings are exercised by the Company's Board of directors), including for the purposes of the Company's exercising control over the decisions made by the companies being subsidiary and associated in regard to SAC: a) On defining the agenda of SAC shareholders (participants) general meeting; b) On SAC reorganization, liquidation; c) On defining quantitative structure of SAC Board of directors, nomination and election of its members and on early termination of their office; d) On defining the number, the face value, the category (type) of declared shares of SAC and the rights granted by these shares; e) On increasing SAC charter capital by means of increasing face value of shares or by means of additional shares floatation; f) On floatation of SAC securities convertible into ordinary shares; g) On splitting, consolidation of SAC shares; h) On approving large transactions made by SAC; i) On SAC participation in other entities (entering into operating company or new entity establishment)."

Bar-code zone **Bar-code zone** **Bar-code zone**

Voting versions

AYE	AGAINST	ABSTAIN

1283-2(6)

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

The form of the meeting – **annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.**
The date of the meeting - **June 22, 2007.**
The meeting's location – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail addresses to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 5

Shareholder:
Individual code:

Issue № 3 of the agenda: "Introduction of changes to the Provision on the Company's Board of directors".

Number of votes:

The resolution's wording:
Introduce changes to the Provision on the Company's Board of directors:

1.	
1.1.	State sub-item 3.1.1. of item 3.1. of article 3 in the wording: "3.1.1. To approach the Company with written requests for provision of the Company's information (documents) which is accessible to the public, and other information recognized by the Company as insider information, in the procedure established by the Company's internal documents."
1.2.	State sub-item 3.1.2. of item 3.1. of article 3 in the wording: "To receive reimbursement of expenses connected to performance by him/her of functions of a member of the Company's Board of directors in the procedure established in the present Provision; Provided that there is no prohibition against his/her participation for a fee in the work of a business entity management body, the said profibition being established by effective legislation of the Russian Federation, - to receive compensation for performance of his/her duties of a member of the Company's Board of directors in the procedure established in the present Provision or to exercise the functions of the Board of directors' member without remuneration;"
1.3.	State sub-item 3.2.13. of item 3.2. of article 3 in the wording: " 3.2.13. To inform the Company in writing on the establishment (lifting) of a prohibition against his/her participation for a fee in the work of a business entity management body, the said profibition being established by effective legislation of the Russian Federation;"
1.4.	State sub-item 3.2.14. of item 3.2. of article 3 in the wording: " 3.2.14. In case of his/her intention to exercise the functions of the Board of directors' member without remuneration, to inform the Company about it in writing."
1.5.	State item 3.4. of article 3 in the wording: " 3.4. The Company is obliged to provide access to the information (documents), stipulated in item 3.1.1 of the present Provision to the Board of directors' member at his/her written request. The required information and documents should be provided for familiarization to a member of the Board of directors within five days since the date of presentation of the relevant request, if the Company's internal documents defining the procedure of presentation of such information (documents) do not establish a different term, but not more than 30 days. The Company is obliged to present the copies of documents necessary for the Board of directors' member at his/her request."
1.6.	State item 6.3. of article 6 in the wording: "6.3. A session of the Board of directors is convoked by the chairman of the Board of directors following his/her own initiative, on demand of a member of the Board of directors, the Auditing committee, the auditor of the Company, a single or joint executive body of the Company, and also on demand of the shareholders (shareholder) owning in aggregate at least 5 percent of the Company's voting shares. The agenda of convoked session is defined by the chairman of the Board of directors with due account for approved work plan of the Board of directors and received requests of entities (bodies) specified in paragraph one of the present item."
1.7.	State item 6.5. of article 6 in the wording: «6.5. The notice on convocation of a session of the Board of directors is sent out to each member of the Board of directors along with necessary materials in time not less than 14 business days prior to the session holding. The said period may be reduced in case of need for urgent solution of some issues provided that not a single member of the Board of directors objects to it. If it is necessary to hold a session of the Board of directors within shorter deadlines according to the current legislation, the term of sending the notice and the necessary materials should be reduced. The notice about the session holding is sent to members of the Board of directors in writing or other form convenient for them (including by post, cable, teletype, telephone, electronic or other communication means).The notice about the session should contain the information provided in sub-items 6.4.3. - 6.4.8 of the present Provision, and also the address at which members of the Board of directors may submit their written opinion. On the initiative of bodies and persons entitled to require convocation of the Board of director's session, additional issues may be included into the agenda of the convoked session, provided that not a single member of the Board of directors objects to it. A motion on including an additional issue into the agenda of the convoked session is to be presented in writing and is to contain the wording of such issue and also the information stipulated in sub-items 6.4.1, 6.4.2, 6.4.6 of the present Provision. Bodies and persons at which motion the session was convoked (an issue was included into the session's agenda) have the right to withdraw their motions in writing at any time prior to the time of summing up the results of voting on the proposed issues. If there are circumstances making the session of the Board of directors impossible or complicated in the place and (or) during the time of which the Board of directors' members were notified, the session with the planned agenda may take place at another location and (or) at other time. All members of the Board of directors should be notified about the change of the place and (or) time of the session of the Board of directors taking into consideration the necessary time for arrival of the Board of directors' members to the session. The notice on the said changes is sent to the members of the Board of directors in any form that guarantees the receipt of the notice by a member of the Board of directors at the address of location of the Board of directors' member or at the address of his/her correspondence receipt. All the Board of directors' members should be notified of the change of the session's agenda in the procedure established for notice on holding a session. The first (organizational) session of the Board of directors is held without a preliminary dispatch of notices on the day of the shareholders general meeting at which the Board of directors is elected (in case when the resolution on the election of the members of the Board of directors, and also the results of voting on it have been announced at the general meeting of shareholders at which the voting took place)."
1.8.	State item 6.8. of article 6 in the wording: "6.8. When a session is held in the form of joint presence, the chairman is obliged to announce the written opinion of a member of the Board of directors absent at the session of the Board of directors on an agenda issue on which this opinion is submitted, prior to the beginning of voting. If the received written opinion (of the Board of directors' member absent at the session held in the form of joint presence, and also at absentee voting) contains a proposal of a draft decision differing from that suggested for voting originally, each member of the Board of directors is to report his/her opinion expressed by voting on such draft decision prior to the minutes drawing up."
1.9.	State item 6.11. of article 6 in the wording: "6.11. During the session of the Board of directors, the minutes are taken. The minutes of the session of the Board of directors are made up not later than 3 days after the session held in form of a joint presence

1283-2(b)

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

The form of the meeting – **annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.**

The date of the meeting - **June 22, 2007.**

The meeting's location – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**

The time of registration beginning – **8:00 a.m.**

The time of the meeting's beginning – **10:00 a.m.**

The mail addresses to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

RECEIVED

BALLOT № 6

Shareholder:

Individual code:

Issue № 3 of the agenda: "Introduction of changes to the Provision on the Company's Board of directors".

Number of votes:

The resolution's wording:
Introduce changes to the Provision on the Company's Board of directors:

2.	State sub-item 3.2.5. of item 3.2. of article 3 in the wording: "3.2.5. A member of the Board of directors is obliged to initiate the Board of directors' sessions for decision-making on urgent issues, and also has the right to introduce additional issues into the agenda of scheduled session;"

Bar-code zone **Bar-code zone** **Bar-code zone**

Voting versions

AYE	AGAINST	ABSTAIN

3.	State item 6.11. of article 6 in the wording: "6.11. During the session of the Board of directors, the minutes are taken. The minutes of the session of the Board of directors are made up not later than 3 days after the session held in form of joint presence (the deadline for receipt of written opinions in case of an absentee voting). The following is stated in the session minutes: • Place and time of the session held in the form of joint presence, or in case of absentee voting, the place of drawing up the minutes and the deadline for receipt of written opinions of the members of the Board of directors; • The persons present at the session (in case of a session in the form of joint presence); • The persons who have presented their written opinion on the agenda issues; • The agenda of the session; • The draft decisions on the agenda issues put to voting, and the results of voting on them; • Adopted decisions; • Dissenting opinions expressed by the Board of directors members (in case of request of the Board of directors' member in accordance with item 3.1.3 of the present Provision); The minutes of the session of the Board of directors is signed by the person presiding over the session and by the Company's Corporate secretary. The copies of the signed Minutes are sent to all the members of the Board of directors during 3 days since the date of its signing."

Bar-code zone **Bar-code zone** **Bar-code zone**

Voting versions

AYE	AGAINST	ABSTAIN

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons/entities who had acquired the shares after the date of drawing up the list of persons/entities having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions may be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

The ballot should be compulsory signed by the shareholder or by his/her representative!

1253-2(b)

Joint-Stock Company

VOLGATELECOM

RECEIVED

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

The form of the meeting – **annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.**
The date of the meeting - **June 22, 2007.**
The meeting's location – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail addresses to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 7

Shareholder:

Individual code:

Issue № 4 of the agenda: "Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company".

Number of votes:

The resolution's wording:
Introduce changes to the Provision on the procedure of holding a general meeting of stockholders of the Company:

1.	State item 1.2. of article 1 in the wording: "1.2. Yearly the Company is obliged to hold the annual General meeting of stockholders. The following issues are to be resolved at the annual General meeting of stockholders: Election of the Board of directors of the Company, Election of the Auditing committee of the Company, Approval of the Company's auditor, Approval of annual statements, annual accounting statements, including profit and loss statements (profits/loss accounts) of the Company, and also distribution of profit (including payment (declaration) of dividends, except for the profit distributed as dividends by the results of the first quarter, half year, nine months of the fiscal year) and losses of the Company on the basis of the fiscal year results, And also other issues referred to the competence of the General meeting of stockholders may be resolved."
2.	State item 4.1. of article 4 in the wording: "4.1. The communication on holding the general meeting of stockholders should be made not later than 30 days prior to the date of its holding, except for the case when an extraordinary shareholders' general meeting is to be held within 40 days since the time of submission of the demand about its holding (since the time of adopting a decision on its holding) and the communication on the meeting's holding is to be made not later than 20 days prior to the date of its holding. The communication on holding the general meeting of stockholders is made in the form stipulated by the current legislation of the Russian Federation and the Company's Charter in the procedure defined by the Company's Board of directors".

Bar-code zone **Bar-code zone** **Bar-code zone**

Voting versions

AYE	AGAINST	ABSTAIN

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons/entities who had acquired the shares after the date of drawing up the list of persons/entities having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions may be crossed out by one of the following methods: [X] or [—]

Shareholder's signature or of his/her representative

The ballot should be compulsory signed by the shareholder or by his/her representative!

1283-2(b)

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

The form of the meeting – **annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.**

The date of the meeting - **June 22, 2007.**

The meeting's location – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**

The time of registration beginning – **8:00 a.m.**

The time of the meeting's beginning – **10:00 a.m.**

The mail addresses to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 8

Shareholder:

Individual code:

Issue № 5 of the agenda: "Election of the members of the Company's Board of directors".

The number of voting shares: The number of votes:

The resolution's wording: Elect the members of the Company's Board of directors:

Bar-code zone **Bar-code zone** **Bar-code zone**

Voting versions

AYE	AGAINST all the candidates	ABSTAIN for all the candidates

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons/entities who had acquired the shares after the date of drawing up the list of persons having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions should be crossed out by one of the following methods: [X] or [—]

№	Candidate's surname, name and patronymic name	The number of "AYE" votes
1.	Andreev Vladimir Alexandrovich	
2.	Bilibin Yuri Alexandrovich	
3.	Vasilieva Ekaterina Olegovna	
4.	Vinokurova Evgeniya Sergeevna	
5.	Gavrilenko Anatolyi Anatolievich	
6.	Gorbunov Alexander Evgenievich	
7.	Grigorieva Alla Borisovna	
8.	Degtyarev Valeryi Victorovich	
9.	Enin Evgenyi Petrovich	
10.	Zhelonkin Vladimir Borisovich	
11.	Zaitsev Evgenyi Yurievich	
12.	Zyuzin Oleg Borisovich	
13.	Kuznetsov Sergey Ivanovich	
14.	Kuznetsova Antonina Yurievna	
15.	Kulikov Denis Victorovich	
16.	Morozov Andrey Vladimirovich	
17.	Odintsova Nataliya Yurievna	
18.	Omelchenko Sergey Valerievich	
19.	Savchenko Victor Dmitrievich	
20.	Seregin Oleg Valentinovich	
21.	Sokolenko Yuliana Yurievna	
22.	Statyin Vladimir Anatolievich	
23.	Tushunov Dmitry Yurievich	
24.	Fedorov Oleg Romanovich	
25.	Franke Hedricus Johannes	
26.	Tsyganov Maxim Yurievich	

Shareholder's signature or of his/her representative

The ballot should be compulsory signed by the shareholder or by his/her representative!

1253-2(б)

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

The form of the meeting – **annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.**
The date of the meeting - **June 22, 2007.**
The meeting's location – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – 10:00 a.m.
The mail addresses to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 9

Shareholder:
Individual code:

Bar-code zone

Issue № 6 of the agenda: "Election of the members of the Company's Auditing committee".

The number of votes:

The resolution's wording: Elect the Company's Auditing committee with the structure:

Candidate:	Voting versions		
Arzhannikova Lyudmila Alexandrovna	AYE	AGAINST	ABSTAIN
Konkova Elena Olegovna	AYE	AGAINST	ABSTAIN
Koroleva Olga Grigorievna	AYE	AGAINST	ABSTAIN
Lisenkov Victor Nikolaevich	AYE	AGAINST	ABSTAIN
Polovnev Igor Georgievich	AYE	AGAINST	ABSTAIN
Feoktistova Nataliya Vadimovna	AYE	AGAINST	ABSTAIN
Chernikova Tamara Alexeevna	AYE	AGAINST	ABSTAIN
Shevchuk Alexander Victorovich	AYE	AGAINST	ABSTAIN

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons/entities who had acquired the shares after the date of drawing up the list of persons/entities having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Leave "AYE" voting version for not more than 5 candidates.

Needless voting versions should be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

The ballot should be compulsory signed by the shareholder or by his/her representative!

1253-2(b)

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

The form of the meeting – **annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.**
The date of the meeting - **June 22, 2007.**
The meeting's location – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail addresses to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 10

Shareholder:

Individual code:

Issue № 7 of the agenda: "Approval of the Company's auditor for 2007".

Number of votes:

The resolution's wording: Approve LLC "Ernst&Young" as the Company's auditor for 2007.

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
AYE	**AGAINST**	**ABSTAIN**

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons/entities who had acquired the shares after the date of drawing up the list of persons/entities having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions may be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

The ballot should be compulsory signed by the shareholder or by his/her representative!

1283-2(б)

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000

The form of the meeting – **annual general meeting of shareholders in the form of joint presence of the shareholders with preliminary sending of voting ballots.**
The date of the meeting - **June 22, 2007.**
The meeting's location – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city.**
The time of registration beginning – **8:00 a.m.**
The time of the meeting's beginning – **10:00 a.m.**
The mail addresses to where the shareholders may send the filled ballots – **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia, 603000 or P.O.Box 162, Kalanchevskaya Street 15 A, Moscow, 107078.**

BALLOT № 11

Shareholder:

Individual code:

Issue № 8 of the agenda: "Determination of annual remuneration to the members of the Company's Board of directors".

Number of votes:

The resolution's wording: **Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:**

- **0,26% (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2007;**
- **0,78% (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividends payment based on the results of 2007.**

Bar-code zone	Bar-code zone	Bar-code zone
	Voting versions	
AYE	**AGAINST**	**ABSTAIN**

Leave uncrossed out only one voting version, apart from voting in accordance with the instructions of persons/entities who had acquired the shares after the date of drawing up the list of persons/entities having the right to participate in the meeting or in accordance with the instructions of the owners of depositary securities.

Needless voting versions may be crossed out by one of the following methods: or

Shareholder's signature or of his/her representative

The ballot should be compulsory signed by the shareholder or by his/her representative!

1283-2(b)

PROPOSED DRAFTS OF RESOLUTIONS ON THE ISSUES OF THE AGENDA OF THE ANNUAL GENERAL MEETING OF STOCKHOLDERS OF OPEN JOINT STOCK COMPANY "VOLGATELECOM",

To be held on June 22, 2007 at: Dom Svyazi, M.Gorky square, Nizhny Novgorod city, in the form of joint presence of the stockholders (their authorized representatives) for the discussion of issues of the agenda and for passing the resolutions on them, with preliminary distribution (return) of voting ballots prior to the meeting's holding.

Issue 1: Approval of the annual statement, annual accounting statement, including profit and loss statement (profit and loss accounts), and also distribution of profit (including dividend payment) and loss of the Company based on the results of the reporting 2006 fiscal year.

THE RESOLUTION'S DRAFT:

1. Approve the annual statement, annual accounting statement, including profit and loss statement (profit and loss accounts) of the Company for 2006 fiscal year.
2. Distribute the Company's profit based on the results of the reporting 2006 year in the following way:
   - 633 401 556,68 rubles for dividend payment, including:
     - On preferred shares - 2,9928 rubles per a share;
     - On ordinary shares - 1,5776 rubles per a share;
   - 1 820 186 159,05 rubles for the increase in the Company's equity capital.

Dividends are to be paid in money form on preferred shares starting since 15.07.2007 to 01.11.2007, on ordinary shares starting since 15.07.2007 to 01.11.2007.

Issue 2. Introduction of changes to the Company's Charter.

THE RESOLUTION'S DRAFT:

Introduce changes to the Company's Charter:

1.

1.1. State item 7.5. of article 7 in the wording: "7.5. The shareholders possessing at least 1 percent of votes at general meeting of shareholders have the right to claim the Company's provision of the list of persons/entities having the right to participate in the meeting. However, the information from the documents and the mailing address of natural persons included in this list are provided only with the consent of these persons."

1.2. State item 10.1. of article 10 in the wording: "10.1. The Company has the right to pass the resolution (to declare) on the payment of dividends on placed shares by the results of the first quarter, half year, nine months of a fiscal year and (or) by the results of the fiscal year. The resolution on the payment (declaration) of dividends by the results of the first quarter, half year and nine months of a fiscal year may be passed during three months after the relevant period expiry.

The source of dividends payment is the Company's after-tax profit (the Company's net profit). The Company's net profit is defined by the Company's accounting statement data. Dividends on preferred shares of specific types may be also paid at the cost of the Company's funds specially formed earlier for these purposes.

In case of the Company's reorganization in the form of take-over of other companies by it, the net profit of the Company is defined by summing up its net profit and the net profit (loss) of the affiliated companies calculated according to statutory regulations on bookkeeping in profit and loss statements of the affiliated companies as of the last reporting date (date of reorganization).

The resolution on dividends payment, dividend size and the form of its payment on the shares of each category (type) is passed by the general meeting of shareholders. The size of dividends may not be more than it was recommended by the Company's Board of directors.

The list of the persons/entities having the right to receive dividends is made up as of the date of drawing up of the list of persons/entities having the right to participate in the shareholders' general meeting, at which the resolution on the appropriate dividends payment is passed. For the purpose of making up the list of persons/entities having the right to receive dividends, nominee holder of shares provides the data on the persons/entities in which interests it holds the shares."

1.3. State item 10.3. of article 10 in the wording: "10.3. Annual dividends on ordinary shares are paid on or before December 31 of the fiscal year in which the resolution was passed on annual dividends payment, if a shorter term is not established by the annual shareholders' general meeting resolution. Dividends on ordinary shares by the results of the first quarter, half year, nine months of the fiscal year are paid not later than 60 days since the day of passing the resolution on dividends payment, if a shorter term is not established by the shareholders' general meeting resolution".

1.4. State item 11.2 of article 11 in the wording: "11.2. The holder of the register of the Company's shareholders is a registrar who is carrying out the activity of maintenance of the registry of shareholders as its exclusive activity and has a license of the established form for carrying out this activity.

The approval of the registrar of the Company and the provisions of agreement with it, and also the cancellation of the contract with the Company's registrar is carried out on the basis of the decision of the Board of directors of the Company".

1.5. Add sub-item 13.1) to item 12.2. of article 12 as follows: "13.1) payment (declaration) of dividends by the results of the first quarter, half year, nine months of the fiscal year the resolutions on which are passed by the majority of votes of shareholders - owners of the Company's voting shares participating in the meeting;"

1.6. State sub-item 13) of item 12.2 of article 12 in the wording: "13) Approval of annual statements, annual accounting statements, including profit and loss statements (profit and loss accounts) of the Company, and also distribution of profit (including payment (declaration) of dividends, except for the profit distributed as dividends by the results of the first quarter, half year, nine months of the fiscal year) and losses of the Company by the results of the fiscal year, the resolutions on which are passed by the majority of votes of shareholders - owners of the Company's voting shares participating in the meeting;"

1.7. State sub-item 18) of item 12.2. of article 12 in the wording: "18) Decision making on participation in financial and industrial groups, associations and other unions of business entities, passed by the majority of votes of shareholders - owners of the Company's voting shares participating in the meeting;"

1.8. State item 12.5 of article 12 in the wording: "12.5. The Company is obliged to hold an annual general meeting of shareholders annually.

Annual general meeting of shareholders is held not earlier than in four months and not later than in six months after the fiscal year expiry.

The following issues should be resolved by annual general meeting of shareholders:

- Election of the Board of directors of the Company,
- Election of the Company's Auditing committee,
- Approval of the Company's auditor,
- Approval of annual statements, annual accounting statements, including profit and loss statements (accounts of profits and losses) of the Company, and also distribution of profit, including payment (declaration) of dividends except for the profit distributed as dividends by the results of the first quarter, half year, nine months of the fiscal year) and losses of the Company by the results of the fiscal year,

General meeting of shareholders may also resolve other issues within its competence."

1.9. State item 12.11. of article 12 in the wording: "12.11. The list of persons/entities entitled to participate in the general meeting of shareholders is made up on the basis of the data of the register of the Company's shareholders.

The date of drawing up the list of persons/entities entitled to participate in annual general meeting of shareholders, is set not earlier than the date of adopting the decision to hold annual general meeting of shareholders, but not more than 50 days and not less than 45 days prior to the date of the meeting's holding.

The date of drawing up the list of persons/entities entitled to participate in an extraordinary general meeting of shareholders, is set not earlier than the date of adopting the decision on holding an extraordinary general meeting of shareholders, but not more than 50 days and not less than 35 days prior to the date of its holding.

The date of drawing up the list of persons/entities entitled to participate in an extraordinary general meeting of shareholders, the agenda of which contains the issue of election of the Board of directors of the Company, is set not earlier than the date of adopting the decision on holding an extraordinary general meeting of shareholders, but not more than 65 days prior to and not later than the date of communication on holding an extraordinary general meeting of shareholders."

1.10. State item 12.12. of article 12 in the wording: "12.12. The communication on holding a general meeting of shareholders should be made public not later than 30 days prior to the date of its holding, except for the case when an extraordinary shareholders general meeting is to be held within 40 days from the time of submission of the requirement about its holding (from the time of adopting the decision on its holding) and the communication on the meeting's holding is to be made not later than 20 days prior to the date of its holding.

The communication about holding a general meeting of shareholders should be sent within established deadlines to each person/entity indicated in the list of persons/entities having the right to participate in the general meeting of shareholders, by registered mail or handed to each of the said persons/entities with receipt acknowledgement and published in "Rossiiskaya gazeta" newspaper."

1.11. State sub-item 11) of item 13.4 of article 13 in the wording: "11) The approval of resolutions on the issue of securities, prospectuses of securities, reports on the results of acquisition of the Company's shares with the view to pay them off, reports on shares retirement results, reports on the results of shareholders' submission of demands for redemption of shares belonging to them;"

1.12. State sub-item 14) of item 13.4. of article 13 in the wording: "14) Recommendations on the distribution of profit, including on dividend size on the Company's shares and on the procedure of its payment, and losses of the Company by the fiscal year results;"

1.13. State sub-item 26) of item 13.4. of article 13 in the wording: "26) Appointment of a single executive body (the General Director), definition of the term of his/her powers, and also an early termination of his/her powers and conclusion of labor contract with him/her;"

1.14. Exclude sub-item 15 of item 14.4. of article 14.

1.15. Exclude paragraph 3 of item 14.7. of article 14.

1.16. State paragraph 2 of item 15.4. of article 15 in the wording: "The rights, duties, size of labor remuneration and responsibility of the General Director are defined by the contract concluded by him/her with the Company. The contract with the General Director is concluded for the term of his/her office defined by the Company's Board of directors."

2. State item 7.5. of article 7 in the wording: "7.5. The shareholders possessing at least 1 percent of votes at the general meeting of shareholders have the right to claim from the Company the provision of the list of persons/entities having the right to participate in the meeting. However, the information from the documents and the mailing address of shareholders - natural persons included in this list are provided only with their consent."

3. State item 10.2. of article 10 in the wording: "10.2. Dividends on type A preferred shares are paid not later than 60 days since the date of passing the resolution on dividends payment, if a shorter term is not established by the shareholders' general meeting resolution.
The size of annual dividends on preferred shares is defined in item 8.2. of the present Charter."

4. State item 10.2. of article 10 in the wording: "10.2. Dividends on preferred shares are paid not later than 60 days since the date of passing the resolution on dividends payment, if a shorter term is not established by the shareholders general meeting resolution. Dividend size on preferred shares is established in item 8.2. of the present Charter."

5. State sub-item 19) of item 13.4 of article 13 in the wording: "19) Preliminary approval of a transaction or several interrelated transactions connected to purchase, alienation or capability of alienation by the Company directly or indirectly of the property which cost makes from 1 up to 25 percent of the balance cost of the Company assets, defined according to its accounting statement as of the last reporting date;"

6. Exclude sub-item 25) of item 13.4 of article 13.

7. State sub-item 34) of item 13.4 of article 13 in the wording: "34) Decision-making on the Company's participation in other business entities (initial participation, termination of participation, change of participation share, nominal cost of participation share, change of shares quantity or the face value of shares belonging to the Company);"

8. State sub-item 36 of item 13.4 of article 13 in the wording: "36) introducing motions (including nominees to the bodies of management and control) and decision making on issues referred to the competence of participants of general meetings of business entities which sole participant having the right to vote at the participants general meeting is the Company;"

9. Exclude sub-item 37) of item 13.4 of article 13.

10. State sub-item 37) of item 13.4 of article 13 in the wording: "37) approval of the procedure of the Company's interaction with organizations which shares and equity stakes belong to the Company, decision making in accordance with the said procedure."

11. State sub-item 38 of item 13.4 of article 13 in the wording: "38) Definition of the Company's position (the Company's representatives), including the assignment to participate or not in voting on agenda issues, to vote on decision drafts "aye", "against", "abstain", on the following agenda issues of shareholders (participants) general meetings of subsidiary and associated business companies (hereinafter - SAC) (except for the cases when the functions of SAC shareholders general meetings are exercised by the Company's Board of directors), and of SAC Board of directors sessions (except for the issue of approving the agenda of SAC general shareholders meeting, when the functions of SAC shareholders general meetings are exercised by the Company's Board of directors), including for the purposes of the Company's exercising control over the decisions made by the companies being subsidiary and associated in regard to SAC:

a) On defining the agenda of SAC shareholders (participants) general meeting;

b) On SAC reorganization, liquidation;

c) On defining quantitative structure of SAC Board of directors, nomination and election of its members and on early termination of their office;

d) On defining the number, the face value, the category (type) of declared shares of SAC and the rights granted by these shares;

e) On increasing SAC charter capital by means of increasing face value of shares or by means of additional shares floatation;

f) On floatation of SAC securities convertible into ordinary shares;

g) On splitting, consolidation of SAC shares;

h) On approving large transactions made by SAC;

i) On SAC participation in other entities (entering into operating company or new entity establishment)."

12. Add paragraph 5 to item 13.6. of article 13 as follows: "Decision on the issues specified in sub-items 19,26 of item 13.4. of the present Charter are adopted by the majority of three fourths of votes of the total number of elected members of the Company's Board of directors, except for the votes of retired members of the Company's Board of directors".

Issue 3. Introduction of changes to the Provision on the Company's Board of directors.

THE RESOLUTION'S DRAFT:

Introduce changes to the Provision on the Company's Board of directors:

1.

1.1. State sub-item 3.1.1. of item 3.1. of article 3 in the wording: "3.1.1. To approach the Company with written requests for provision of the Company's information (documents) which is accessible to the public, and other information recognized by the Company as insider information, in the procedure established by the Company's internal documents."

1.2. State sub-item 3.1.2. of item 3.1. of article 3 in the wording: "To receive reimbursement of expenses connected to performance by him/her of functions of a member of the Company's Board of directors in the procedure established in the present Provision;

Provided that there is no prohibition against his/her participation for a fee in the work of a business entity management body, the said profibition being established by effective legislation of the Russian Federation, - to receive compensation for performance of his/her duties of a member of the Company's Board of directors in the procedure established in the present Provision or to exercise the functions of the Board of directors' member without remuneration;"

1.3. State sub-item 3.2.13. of item 3.2. of article 3 in the wording: " 3.2.13. To inform the Company in writing on the establishment (lifting) of a prohibition against his/her participation for a fee in the work of a business entity management body, the said profibition being established by effective legislation of the Russian Federation;"

1.4. State sub-item 3.2.14. of item 3.2. of article 3 in the wording: " 3.2.14. In case of his/her intention to exercise the functions of the Board of directors' member without remuneration, to inform the Company about it in writing."

1.5. State item 3.4. of article 3 in the wording: " 3.4. The Company is obliged to provide access to the information (documents), stipulated in item 3.1.1 of the present Provision to the Board of directors' member at his/her written request.

The required information and documents should be provided for familiarization to a member of the Board of directors within five days since the date of presentation of the relevant request, if the Company's internal documents defining the procedure of presentation of such information (documents) do not establish a different term, but not more than 30 days.

The Company is obliged to present the copies of documents necessary for the Board of directors' member at his/her request."

1.6. State item 6.3. of article 6 in the wording: "6.3. A session of the Board of directors is convoked by the chairman of the Board of directors following his/her own initiative, on demand of a member of the Board of directors, the Auditing committee, the auditor of the Company, a single or joint executive body of the Company, and also on demand of the shareholders (shareholder) owning in aggregate at least 5 percent of the Company's voting shares.

The agenda of convoked session is defined by the chairman of the Board of directors with due account for approved work plan of the Board of directors and received requests of entities (bodies) specified in paragraph one of the present item."

1.7. State item 6.5. of article 6 in the wording: «6.5. The notice on convocation of a session of the Board of directors is sent out to each member of the Board of directors along with necessary materials in time not less than 14 business days prior to the session holding. The said period may be reduced in case of need for urgent solution of some issues provided that not a single member of the Board of directors objects to it. If it is necessary to hold a session of the Board of directors within shorter deadlines according to the current legislation, the term of sending the notice and the necessary materials should be reduced. The notice about the session holding is sent to members of the Board of directors in writing or other form convenient for them (including by post, cable, teletype, telephone, electronic or other communication means).The notice about the session should contain the information provided in sub-items 6.4.3. - 6.4.8 of the present Provision, and also the address at which members of the Board of directors may submit their written opinion. On the initiative of bodies and persons entitled to require convocation of the Board of director's session, additional issues may be included into the agenda of the convoked session, provided that not a single member of the Board of directors objects to it. A motion on including an additional issue into the agenda of the convoked session is to be presented in writing and is to contain the wording of such issue and also the information stipulated in sub-items 6.4.1, 6.4.2, 6.4.6 of the present Provision. Bodies and persons at which motion the session was convoked (an issue was included into the session's agenda) have the right to withdraw their motions in writing at any time prior to the time of summing up the results of voting on the proposed issues. If there are circumstances making the session of the Board of directors impossible or complicated in the place and (or) during the time of which the Board of directors' members were notified, the session with the planned agenda may take place at another location and (or) at other time. All members of the Board of directors should be notified about the change of the place and (or) time of the session of the Board of directors taking into consideration the necessary time for arrival of the Board of directors' members to the session. The notice on the said changes is sent to the members of the Board of directors in any form that guarantees the receipt of the notice by a member of the Board of directors at the address of location of the Board of directors' member or at the address of his/her correspondence receipt. All the Board of directors' members should be notified of the change of the session's agenda in the procedure established for notice on holding a session. The first (organizational) session of the Board of directors is held without a preliminary dispatch of notices on the day of the shareholders general meeting at which the Board of directors is elected (in case when the resolution on the election of the members of the Board of directors, and also the results of voting on it have been announced at the general meeting of shareholders at which the voting took place)."

1.8. State item 6.8. of article 6 in the wording: "6.8. When a session is held in the form of joint presence, the chairman is obliged to announce the written opinion of a member of the Board of directors absent at the session of the Board of directors on an agenda issue on which this opinion is submitted, prior to the beginning of voting. If the received written opinion (of the Board of directors' member absent at the session held in the form of joint presence, and also at absentee voting) contains a proposal of a draft decision differing from that suggested for voting originally, each member of the Board of directors is to report his/her opinion expressed by voting on such draft decision prior to the minutes drawing up."

1.9. State item 6.11. of article 6 in the wording: "6.11. During the session of the Board of directors, the minutes are taken.

The minutes of the session of the Board of directors are made up not later than 3 days after the session held in form of a joint presence (the deadline for receipt of written opinions in case of an absentee voting).

The following is stated in the session minutes:

- Place and time of the session held in the form of joint presence, or, in case of absentee voting, the place of drawing up the minutes and the deadline for receipt of written opinions of the members of the Board of directors;
- The persons present at the session (in case of a session held in the form of joint presence);

• The persons who have presented their written opinion on the agenda issues;
• The agenda of the session;
• The draft decisions on the agenda issues put to voting, and the results of voting on them;
• Adopted decisions;
• Dissenting opinions expressed by the Board of directors members (in case of request of the Board of directors' member in accordance with item 3.1.3 of the present Provision).

The minutes of the session of the Board of directors are signed by the person presiding over the session and by the Company's Corporate secretary.

In case of taking into account the written opinion of a member of the Board of directors when defining the quorum and voting results on the agenda issues, the written opinions on the agenda issues received from the members of the Board of directors are attached as supplements to the minutes.

The Company is obliged to keep the minutes of the sessions of the Board of directors at the location of its executive body in the procedure and during the terms established by federal executive authority responsible for the securities market. If such terms are not established, the Company is obliged to keep the minutes of the Board of directors' sessions permanently.

The Company is obliged to provide the access to the minutes of the Board of directors' sessions to shareholders, and also to the Board of directors' members, to the Auditing committee, to the auditor of the Company.

A copy of the signed minutes is sent to the Board of directors' members during 3 business days since the date of signing in case of receipt of the relevant written request."

1.10. State item 7.1. of article 7 in the wording: "7.1. The Company incurs charges related to the Board of directors' activity, and compensates all document supported costs connected to performance of their functions, to the Board of directors' members.

The Company's Board of directors member exercising his/her functions for remuneration, is charged and paid a fee for exercising his/her functions, and also the bonus to the remuneration, stipulated by item 7.7. of the present article."

1.11. State item 7.2. of article 7 in the wording: "7.2. The remuneration to a member of the Board of directors consists of a quarterly and an annual remuneration."

1.12. State item 7.2. of article 7 in the wording: «7.3. Quarterly remuneration to a member of the Board of directors is established in the amount of 200 000 rubles.

For the Chairman of the Board of directors the remuneration is established with a coefficient of 1,5.

Quarterly remuneration to a member of the Board of directors is reduced by:

30% - if he/she participates in less than half of the sessions of the Board of directors held in the form of joint presence;

100% - if he/she participates in less than half of all held sessions of the Board of directors.

If during a quarter in case of the Board of directors' personal structure change and/or the change of terms and conditions of exercising the functions by the Board of directors' member (for a fee/without remuneration), the remuneration is charged and paid proportionally to the time during which a member of the Board of directors has been exercising his/her functions for remuneration."

1.13. State item 7.4. of article 7 in the wording: "7.4. The annual remuneration for the entire structure of the Board of directors of the Company is established as the sum of deductions in accordance with requirement criteria (percentage):

of the Company's EBITDA as per the data of the accounting statement in accordance with International Financial Reporting Standards for the reporting year;

of the amount of the Company's net profit, based on the results of the reporting year, allocated for dividends' payment.

The annual remuneration of one member of the Board of directors is defined as the amount calculated in accordance with paragraphs 1-3 of the present item, divided by the number of persons elected to the Board of directors.

In case of the Board of directors' personal structure change and/or the change of terms and conditions of exercising functions by the Board of directors' member (for a fee/without remuneration) during the period from the Board of directors' election by annual shareholders general meeting till the next annual shareholders general meeting, the remuneration is charged and paid proportionally to the time during which a member of the Board of directors has been exercising his/her functions for remuneration.

The annual remuneration of a member of the Board of directors calculated in accordance with paragraphs four and five of the present item is reduced by 50% in case of his/her participation in less than half of all sessions of the Board of directors held during his/ her term of powers".

1.14. State item 7.5. of article 7 in the wording: "7.5. "Requirement criteria (percentage) of deductions for calculation of annual remuneration are defined by a resolution of annual general meeting of shareholders and are applied for determining the remuneration size of the persons exercising the functions of the Board of directors' members till the next annual shareholders' general meeting."

2. State sub-item 3.2.5. of item 3.2. of article 3 in the wording: "3.2.5. A member of the Board of directors is obliged to initiate the Board of directors' sessions for decision-making on urgent issues, and also has the right to introduce additional issues into the agenda of scheduled session;"

3. State item 6.11. of article 6 in the wording: "6.11. During the session of the Board of directors, the minutes are taken.

The minutes of the session of the Board of directors are made up not later than 3 days after the session held in form of joint presence (the deadline for receipt of written opinions in case of an absentee voting).

The following is stated in the session minutes:

• Place and time of the session held in the form of joint presence, or in case of absentee voting, the place of drawing up the minutes and the deadline for receipt of written opinions of the members of the Board of directors;
• The persons present at the session (in case of a session in the form of joint presence);
• The persons who have presented their written opinion on the agenda issues;
• The agenda of the session;

• The draft decisions on the agenda issues put to voting, and the results of voting on them;

• Adopted decisions;

• Dissenting opinions expressed by the Board of directors members (in case of request of the Board of directors' member in accordance with item 3.1.3 of the present Provision);

The minutes of the session of the Board of directors is signed by the person presiding over the session and by the Company's Corporate secretary.

The copies of the signed Minutes are sent to all the members of the Board of directors during 3 days since the date of its signing."

Issue 4. Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company.

THE RESOLUTION'S DRAFT:

Introduce changes to the Provision on the procedure of holding a general meeting of stockholders of the Company:

1. State item 1.2. of article 1 in the wording: "1.2. Yearly the Company is obliged to hold the annual General meeting of stockholders.

The following issues are to be resolved at the annual General meeting of stockholders:

Election of the Board of directors of the Company,

Election of the Auditing committee of the Company,

Approval of the Company's auditor,

Approval of annual statements, annual accounting statements, including profit and loss statements (profits/loss accounts) of the Company, and also distribution of profit (including payment (declaration) of dividends, except for the profit distributed as dividends by the results of the first quarter, half year, nine months of the fiscal year) and losses of the Company on the basis of the fiscal year results,

And also other issues referred to the competence of the General meeting of stockholders may be resolved."

2. State item 4.1. of article 4 in the wording: "4.1. The communication on holding the general meeting of stockholders should be made not later than 30 days prior to the date of its holding, except for the case when an extraordinary shareholders' general meeting is to be held within 40 days since the time of submission of the demand about its holding (since the time of adopting a decision on its holding) and the communication on the meeting's holding is to be made not later than 20 days prior to the date of its holding.

The communication on holding the general meeting of stockholders is made in the form stipulated by the current legislation of the Russian Federation and the Company's Charter in the procedure defined by the Company's Board of directors".

Issue 5. Election of the members of the Company's Board of directors.

THE RESOLUTION'S DRAFT:

Elect the members of the Company's Board of directors:

(11 candidates who won the most of the votes are considered to be elected to the Board of directors.)

Issue 6. Election of the members of the Company's Auditing committee.

THE RESOLUTION'S DRAFT:

Elect the Company's Auditing committee with the structure:

(5 candidates who won the most of the votes are considered to be elected to the Auditing committee.)

Issue 7. Approval of the Company's auditor for 2007.

THE RESOLUTION'S DRAFT:

Approve LLC "Ernst&Young" as the Company's auditor for 2007.

Issue 8. Determination of annual remuneration to the members of the Company's Board of directors.

THE RESOLUTION'S DRAFT:

Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:

- **0,26% (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2007;**
- **0,78% (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividends payment based on the results of 2007.**

1283-2(b)

EXTRACT FROM MINUTES № 24

Of the session of OJSC "VolgaTelecom" Board of directors held the form of joint presence

May 15, 2007 Moscow

Location: Suit 108, building 2, Pluyshchikha Street 55, Moscow
Time: 10-00 a.m. (Moscow time).
11 persons were elected to the Board of directors: Kuznetsov S.I, Andreev V.A., Bulancha S.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

8 persons took part in the session: Kuznetsov S.I., Grigorieva A.B., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

Written opinion on all the issues of the agenda was provided by 2 persons – Andreev V.A. and Degtyarev V.V.

THE FOLLOWING PERSONS WERE INVITED:

1. Astakhova S.L. - deputy to the General Director – personnel director;
2. Kostin D.B. - deputy to the General Director for corporate development;
3. Popkov N.I. - The Company's chief accountant.

THE AGENDA:

2. Preliminary approval of the Company's annual statement for 2006, consideration of annual accounting statement, including profit and loss statement (profit and loss accounts) and also distribution of the Company's profit (dividends payment including) and losses based on the results of the reporting 2006 fiscal year.

II. Preliminary approval of the Company's annual statement for 2006, consideration of annual accounting statement, including profit and loss statement (profit and loss accounts) and also distribution of the Company's profit (dividends payment including) and losses based on the results of the reporting 2006 fiscal year.

THE SPEAKERS WERE:

- **On the Company's annual statement for 2006** - The Company's General Director Omelchenko S.V.
- **On annual accounting statement, including profit and loss statement (profit and loss accounts) and also distribution of the Company's profit (dividends payment including) and losses based on the results of the reporting 2006 fiscal year** -- The Company's chief accountant Popkov N.I.

ALSO TOOK THE FLOOR: Kuznetsov S.I., Astakhova S.L., Omelchenko S.V., Fedorov O.R., Savchenko V.D. and Morozov A.V.

The members of the Board of directors noted that in item 15.1. of the annual statement it is necessary to refer the equity share in the Company's charter capital and the share of stocks belonging to the Board of directors' members (item 8.2.3. of the Provision on disclosing the information by the issuers of issuing securities approved by Order № 06-117/пз-н of October 10, 2006). Item 15.2 of the annual statement should be supplemented with the data that the General Director does not hold the shares.

With due account for the comments and recommendations of the Committee for audit and the Committee for strategic development the Board of directors DECIDED:

1. Approve preliminarily the Company's annual statement.

2. Recommend to the annual general meeting of shareholders to pass the following resolutions on the issue "Approval of the annual statement, annual accounting statement, including profit and loss statement (profit and loss accounts), and also distribution of profit (including dividend payment) and loss of the Company based on the results of the reporting 2006 fiscal year":

"1. Approve the annual statement, annual accounting statement, including profit and loss statement (profit and loss accounts) of the Company for 2006 fiscal year.

2. Distribute the Company's profit based on the results of the reporting fiscal 2006 year in the following way:

- 633 401 556,68 rubles for dividend payment, including:
  - On preferred shares - 2,9928 rubles per a share;
  - On ordinary shares - 1,5776 rubles per a share;
- 1 820 186 159,05 rubles for the increase in the Company's equity capital.

Dividends are to be paid in money form on preferred shares starting since 15.07.2007 to 01.11.2007, on ordinary shares starting since 15.07.2007 to 01.11.2007."

Voting: "AYE" – 10; "Against" – none; "Abstain" – none.
In accordance with item 13.7. of the Charter THE DECISION WAS ADOPTED.

The Chairman of OJSC VolgaTelecom Board of directors	signature	S.I. Kuznetsov
The Company's Corporate secretary	signature	N.I. Pokrovskaya

The date of the minutes execution: May 16, 2007.

The extract is true and correct:
Corporate secretary N.I. Pokrovskaya

1283-2(b)

EXTRACT FROM MINUTES № 24

Of the session of OJSC "VolgaTelecom" Board of directors held the form of joint presence

May 15, 2007 Moscow

Location: Suit 108, building 2, Pluyshchikha Street 55, Moscow
Time: 10-00 a.m. (Moscow time).
11 persons were elected to the Board of directors: Kuznetsov S.I, Andreev V.A., Bulancha S.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

8 persons took part in the session: Kuznetsov S.I., Grigorieva A.B., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

Written opinion on all the issues of the agenda was provided by 2 persons – Andreev V.A. and Degtyarev V.V.

THE FOLLOWING PERSONS WERE INVITED:

1. Astakhova S.L. - deputy to the General Director – personnel director;
2. Kostin D.B. - deputy to the General Director for corporate development;
3. Popkov N.I. - The Company's chief accountant.

THE AGENDA:

1. Consideration of the findings of the Company's Auditing committee and auditor based on the results of year 2006.

I. Consideration of the findings of the Company's Auditing committee and auditor based on the results of year 2006.

THE SPEAKER WAS: – member of the Committee for audit with the Company's Board of directors - Chernogorodskyi S.V.
ALSO TOOK THE FLOOR: Savchenko V.D., Fedorov O.R., Omelchenko S.V. and Enin E.P.

With due account for the recommendation of the Committee for audit the Board of directors DECIDED:

To take note of the auditor's opinion with due account for the assessment of the Committee for audit with the Board of directors, of the findings of the Auditing committee based on the results of the check of the Company's financial-economic activity, of the Company's annual accounting statement and authenticity of data contained in the Company's annual statement and annual accounting statement for 2006.

Voting: "AYE" – 10; "Against" – none; "Abstain" – none.
In accordance with item 13.7. of the Charter THE DECISION WAS ADOPTED.

The Chairman of OJSC VolgaTelecom Board of directors — signature — S.I. Kuznetsov
The Company's Corporate secretary — signature — N.I. Pokrovskaya
The date of the minutes execution: May 16, 2007.

The extract is true and correct:
Corporate secretary — N.I. Pokrovskaya

ВолгаТелеком

1283-2(б)

Assessment of Audit opinion by the Committee for audit of OJSC "VolgaTelecom" Board of directors

1. The Committee for audit carried out permanent monitoring of audit in order to timely detect and prevent the problems of mutual relationship of the parties to the audit process - LLC "Ernst &Young" (the Auditor) and OJSC "VolgaTelecom" (the Company) and to take proper measures.

2. The Committee for audit notes that:

- The audit was conducted in accordance with terms and conditions of contract №I&C/2006-256 of 15.09.2006 subject to established schedule and audit procedures;
- The Auditor met all obligations in accordance with terms and conditions of the concluded contract for audit services provision in regard to Russian accounting statement of the Company for 2006;
- In the course of work the members of the Committee for audit timely received all necessary information, explanations and answers to the questions which arose from the Company's auditor;
- The auditors timely presented their opinion on the issues of occurrence of risks related to the Company's financial and economic activity to the Committee for audit.

3. The Committee for audit considers that audit was conducted in accordance with Federal Law "On audit activity", Federals Rules (Standards) of audit activity, Rules (Standards) of audit activity approved by the Committee on audit activity with the President of the Russian Federation, and International audit standards.

4. Having examined the Company's auditor opinion on OJSC "VolgaTelecom" accounting statement for 2006, the Committee for audit believes that the conducted audit gives sufficient grounds for the auditor's expressing its opinion on authenticity in all essential aspects of the accounting statement and on the compliance of the bookkeeping procedure, as related to the preparation of accounting statement, with the Russian Federation legislation.

The Committee for audit considers the information on the Company's statement in LLC "Ernst & Young" audit opinion to be objective and suggests including the assessment of the audit opinion by the Committee for audit with OJSC "VolgaTelecom" Board of directors into the structure of materials provided for the annual general meeting of shareholders.

Chairman of the Committee for audit
of OJSC "VolgaTelecom" Board of directors V.V. Degtyarev

1283-2(б)

Ernst & Young

Ernst and Young LLC
Sadovnicheskaya Nab.77, bld.1
Moscow 115035, Russia
Tel.: 7 (495) 705-9700
7 (495) 755-9700
Fax: 7 (495) 755-9701
www.ey.com/russia

AUDIT OPINION
ON OJSC "VolgaTelecom" ACCOUNTING STATEMENT
BY INDEPENDENT AUDIT COMPANY

To OJSC "VolgaTelecom" stockholders

INFORMATION ABOUT THE AUDITOR

Name: LLC "ERNST & YOUNG".

Location: 115035, Russia, Moscow, Sadovnicheskaya Nab., 77, bld.1.

Certificate of making an entry about the legal entity registered before July 1, 2002 in the Uniform State Register of Legal Entities, the date of making the entry: December 05, 2002, series 77 № 007367150, registered by the State Institution of Moscow registration chamber on June 20, 2002 №108.877, basic state registration number 1027739707203.

License for audit activity - №E002138 approved by Order of the Ministry of Finance of the Russian Federation № 223 of September 30, 2002 – was issued for the period of five years.

Membership in accredited professional audit association – LLC "ERNST & YOUNG" is a member of Noncommercial partnership "Institute of professional accountants and auditors of Russia" (NP "IPA of Russia").

INFORMATION ON THE AUDITED ENTITY

Name: OJSC "VolgaTelecom"

Location: Dom Svyazi, M.Gorky Square, Nizhny Novgorod city, 603000.

State registration: OJSC "VolgaTelecom" is registered by city's property and land resources management Committee of the Administration of Nizhny Novgorod on December, 15 1993 №448, basic state registration number 1025203014781. The date of making an entry - August 01, 2002. Certificate: series 52 № 001480204.

We audited the attached accounting statement of OJSC "VolgaTelecom" for the period from January, 1 till December 31, 2006 inclusive. The accounting statement consists of balance sheet, income statement, statement of changes of capital, cash flow statement, supplement to balance sheet and the explanatory memorandum, items 3-4, 6-12, 13.2 – 13.7. The management of OJSC "VolgaTelecom" is responsible for accounting, preparation and presentation of this accounting statement. Our goal is to express the opinion on the authenticity in all essential aspects of the specified statement and on the compliance of the bookkeeping procedure, as related to the preparation of accounting statement, with the Russian Federation legislation, formed on the basis of conducted audit.

We carried out the audit in accordance with Federal Law "On the audit activity", Federals Rules (Standards) of audit activity, Rules (Standards) of audit activity, approved by the Committee on the Audit activity with the President of the Russian Federation, and International audit standards.

The audit was planned and conducted to receive reasonable confidence that the accounting statement contains no essential misstatements. The audit was conducted on the sample basis and included the study by testing of proves confirming the values and the disclosure of information on financial and economic activity in the accounting statement, the assessment of observance of bookkeeping principles and rules applied at preparation of the accounting statement, the consideration of essential assessed values received by the management of the audited entity, and also the assessment of general presentation of the accounting statement. We think that the conducted audit gives sufficient grounds for the expression of our opinion on the authenticity in all essential aspects of the accounting statement and on the compliance of the bookkeeping procedure, as related to the preparation of accounting statement, with the Russian Federation legislation.

In our opinion, the bookkeeping procedure in respect of preparation of OJSC "VolgaTelecom accounting statement in 2006 met in all essential aspects the requirements of Federal law "On bookkeeping" № 129-ФЗ of November 21, 1996, and the above-mentioned accounting statement, prepared in accordance with the same Law, reflects truly in all essential aspects the financial status of OJSC "VolgaTelecom" as of December 31, 2006 and the results of its financial and economic activity for the period from January 1 to December 31, 2006 inclusive, in accordance with the Russian Federation legislation requirements as related to the preparation of accounting statement.

The attached accounting statement is not aimed at presentation of financial status and the activity results according to the accounting principles or methods generally accepted in countries and other administrative-territorial formations other than the Russian Federation. Accordingly, the attached accounting statement is not designated for the persons unfamiliar with bookkeeping principles, procedures and methods accepted in the Russian Federation.

April 02, 2007

Ulrich Schroeder
Partner

Audit executive head
Svetlana Eduardovna Samatskaya
General audit qualification certificate
№ K001213 issued on November 06, 2002 for unlimited term

1283-2(b)

RECEIVED
2007 JUN -5 A 6:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dividends calculation
at 2006 year-end of
OJSC "VolgaTelecom"

Table 6

№	Item description	Measure unit	Year 2006
1	2	3	
1.	**Net profit** (undistributed profit of the reporting period)	RUR	**2 453 587 715,73**
2.	The amount of net profit allocated for payment of dividends on preferred A type shares	RUR	**245 359 931,50**
	The same in % to the net profit	%	10,00%
3.	**The quantity of preferred A type shares, total** including:	Pieces	81 983 404,00
	a) in the Company's balance (or redeemed upon the requisition of shareholders, due to repayment)	-"-	0,00
	b) the quantity of preferred A type shares taken for dividends calculation (item 3 minus item "a")	-"-	81 983 404,00
	c) being state-owned property	-"-	
4.	The size of dividend per one preferred A type share	RUR	2,9928
5.	The amount of net profit allocated for payment of dividends on ordinary shares	RUR	**388 041 625,18**
	The same in % to the net profit	%	15,82%
6.	**The quantity of ordinary shares, total** including:	Pieces	245 969 590,00
	a) in the Company's balance (or redeemed upon the requisition of shareholders, due to repayment)	-"-	0,00
	b) the quantity of ordinary shares taken for dividends calculation (item 6 minus item "a") out of them:	-"-	245 969 590,00
	1) being state-owned property	-"-	
	2) belonging to OJSC "Svyazinvest"	-"-	
7.	The size of dividend per one ordinary share	RUR	1,5776
8.	**Total amount for dividends payment**	RUR	**633 401 556,68**
	The same in % to the net profit	%	25,82%

Director of the Department of economic policy A.N. Panov

Phone: 8312 37 50 34

FINDINGS of
Auditing committee on
Annual statement of Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
For year 2006

Moscow April 18, 2007

OJSC "VolgaTelecom" Auditing committee elected by the general meeting of shareholders on June 26, 2006 in the structure of:

Chairman of the committee: O.G. Koroleva,

Members of the committee: Belyakova N.Y., Golubitskyi B.I., Zubova T.Y.

guided by the authorities defined by Federal law "On joint-stock companies", OJSC "VolgaTelecom" Charter and Provision on Auditing committee conducted the audit of the Company's financial-economic activity for year 2006.

The audit was conducted in accordance with the decision of OJSC "VolgaTelecom" Auditing committee (Minutes № 4 of November 30, 2006) within the period from January 25 through April 20, 2007 in regard to the Company's annual reporting for the fiscal year from January 01 to December 31, 2006. The analysis was made on the basis of documents, registers of bookkeeping and tax accounting, registers and explanations provided by the Company's management. The analysis included the examination of disclosing in financial (accounting) statement of information about financial-economic activity, the evaluation of principles and methods of bookkeeping, and also the rules of preparing financial (accounting) statement and annual statement.

The Auditing committee applied the methods of sampling audit of financial and economic activity.

Brief information about the Company

Full brand name: Open Joint Stock Company "VolgaTelecom".

Registered office and location address: Dom Svyazi, Maxim Gorky square, Nizhny Novgorod city, 603000.

Information about registration: The Company was registered on December 15, 1993 by the Committee for management and control of city's property and land resources of administration of the city of Nizhny Novgorod, registration № 448.

The persons responsible for the Company's financial-economic activity in the period under the audit are:

- General Director Omelchenko S.V.,
- Chief accountant Popkov N.I.

The Company's supreme management body is general meeting of shareholders and ad interim – the Board of directors headed by the chairman. Collegial executive body of OJSC "VolgaTelecom" is Management board.

Basic financial-economic performances of the Company's activity for 2006

	Item description	2006	2005	Growth rate, %
1	Proceeds from sale of goods, works and services, billion rubles	21,7	21,3	101,9%
	- including communication services proceeds, billion rubles	20,4	20,8	98,1%
2	Prime cost of sold goods, works and services, billion rubles	16,9	16,1	105,0%
	- including the prime cost of communication services, billion rubles	16,1	15,6	103,2%
3	Sales profit, billion rubles	4,7	5,3	88,7%
4	Pretax earnings, billion rubles	3,5	3,4	102,9%
5	Net profit, billion rubles	2,5	2,3	108,7%
6	OIBDA, million rubles	7603,5	7839,2	97,0%
7	Operating margin (profitability of sales), %	21,86	24,77	88,3%
8	Profitability of sales profit, %	27,97	32,93	84,9%
9	Prime cost of 100 rubles of proceeds, rubles	78,14	75,23	103,9%
10	Share of OIBDA in proceeds, %	35,05	36,72	95,5%
11	Revenue per an employee, thousand rubles	509,24	459,61	110,8%
12	Financial independence ratio	0,50	0,51	98,0%
13	Long-term debt financing ratio	0,38	0,36	105,6%

Accounting statement

The bookkeeping in the Company is organized in accordance with the requirements of regulations governing the bookkeeping in the Russian Federation and is maintained on the basis of Accounting policy approved by order № 522 of December 26, 2005 of the Company's General Director.

The accounting statement for 2006 is prepared within the periods established by Federal law "On bookkeeping", in the volume of balance sheet, income statement, supplements to them, explanatory memorandum. The accounting statement is drawn up on the basis of reports provided by the Company's branches as per the approved forms.

The Auditing committee while checking the Company's financial-economic activity for 2006 did not reveal material violations as regards compliance with the requirements of the Russian Federation legislation and material misstatements when reflecting financial-economic operations.

The Company's accounting statement allows for forming complete and objective information about the Company's financial-economic activity and its results required for operating administration and management, and also for the use by investors, creditors, government bodies and other interested organizations and persons.

Material facts of economic operations

The Code of corporate governance was developed in the Company and approved by the Board of directors on November 10, 2003 (minutes №13/5) and the corporate procedures are performed in accordance with this Code.

Omelchenko S.V. was appointed General Director starting from April 26, 2005 by the Board of directors' decision in accordance with item 15.1 of the Charter with the term of office for 2 years. The contract with the General Director was approved by the Board of directors.

The Company's Management board was formed by the Board of directors on July 31, 2006 on the basis of sub-item 27 of item 13.4. of article 13, the Management board consists of 10 persons with term of office till July 31, 2007. The office of two Management board's members was terminated early according to the Board of directors' decision of December 22, 2006.

In 2006 the Management board considered 475 issues referred by the Charter to its competence. The decisions were made in compliance with the requirements of the Charter and the Provision on Management board.

Information disclosure in the form of communications on material facts was made by the Company in accordance with the procedure stipulated by the Provision on information disclosure by the issuers of issuing securities approved by order № 05-5/пз-н of 16.03.2005 of RF Federal Service for Financial Markets. The facts of this procedure violation were not revealed.

The list of the Company's affiliated persons/entities and the changes that occurred in the list of affiliated persons/entities match the form specified in the Provision on information disclosure by the issuers of issuing securities approved by order № 05-5/пз-н of 16.03.2005 of RF Federal Service for Financial Markets. The list of the Company's affiliated persons/entities and the changes that occurred in the list of affiliated persons/entities are quarterly posted at the Company's web site.

Internal control system

The Company developed and the Board of directors approved the Provision on Department of internal audit (Minutes № 32 of May 19, 2006) and the Provision on procedures (system) of internal control (Minutes № 35 of June 27, 2005), these Provisions set forth the powers of bodies and persons forming the internal audit system and carrying out the elaboration, approval, application

and evaluation of efficiency of internal control procedures. The efficiency of effective internal control procedures is checked by the Department of internal audit in accordance with the Rules of procedure. The results of the check are presented to the Committee for audit at least once in a quarter.

Conclusion

The Auditing committee thinks that the results of the audit of the Company's financial-economic activity allow for making the conclusion that:

- The decisions on the issues of financial-economic activity were made in 2006 by the Company's Management board and the Board of directors in accordance with current legislation and the Company's Charter,

- Accounting statement for 2006 reflects authentically in all material aspects the Company's financial status and its financial-economic activity results for the period from January 1 to December 31, 2006,

- The annual statement in its material provisions, the reflection of which is stipulated by the legislation, contains authentic data.

Chairman of the Auditing committee O.G. Koroleva

Members of the Auditing committee:

N.Y. Belyakova

B.I. Golubitskyi,

T.Y. Zubova

1283-2(b)

BALANCE SHEET

			CODES
		Form № 01 by OKUD	0710001
as of	December 31, 2006	Date (year, month, day)	2006.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	electric communication	by OKVED	64.20
Form of incorporation /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	RUR thousand	by OKEI	384
Address:	603000, N.Novgorod city, M.Gorky square, Dom Svyazi		
		The date of approval	
		The date of dispatch (receipt)	30.03.2007

ASSET	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	40	270
Fixed assets	6.1	120	120	22 492 980	25 342 279
Capital investments	6.2	130	130	795 576	759 115
Income-bearing placements into tangible assets		135	135	12 311	110 621
Long-term financial investments	6.3	140	140	1 309 098	2 141 709
including: investments into subsidiaries			141	1 273 033	1 888 459
investments into associated companies			142	12 475	6 271
investment into other organizations			143	21 701	67 274
other long-term financial investments			144	1 889	179 705
Deferred tax assets	6.4	145	145	200 918	276 920
Other non-current assets	6.5	150	150	2 503 132	3 388 567
Total for section I		190	190	27 314 055	32 019 481

ASSET	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
II.CURRENT ASSETS					
Inventories		210	**210**	623 615	629 098
including:					
raw materials, supplies and other similar values	6.6	211	211	451 877	463 508
work in progress expenses (distribution costs)		213	213	168	593
finished goods and goods for resale		214	214	47 647	47 156
goods shipped		215	215	-	330
prepaid expenses		216	216	123 923	117 511
other inventories and expenditure		217	217	-	-
VAT for acquired valuables		220	220	959 066	584 096
Accounts receivable (payments are expected in over 12 months after the report date)		230	**230**	13 836	8 587
including:					
buyers and customers	6.7	231	231	2 319	1 286
advances paid out			232	-	-
other debtors			233	11 517	7 301
Accounts receivable (payments are expected within 12 months after the report date)		240	**240**	1 754 936	2 732 630
including:					
buyers and customers	6.8	241	241	1 450 998	1 978 204
advances paid out			242	103 176	136 085
other debtors	6.9		243	200 762	618 341
Short-term financial investments	6.3	250	250	4 762	9 837
Cash,		260	260	1 134 960	222 716
Other current assets		270	270	773	496
Total for section II		290	**290**	4 491 948	4 187 460
BALANCE (sum of lines 190+290)		300	**300**	31 806 003	36 206 941

LIABILITIES	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS					
Charter capital	6.10	410	410	1 639 765	1 639 765
Capital surplus		420	420	3 812 947	3 731 945
Surplus		430	430	81 988	81 988
Treasury stock		411	440	-	-
Retained profits (uncovered loss) of past years		470	460	10 746 158	10 233 857
Retained profits (uncovered loss) of the reporting year		470	470	-	2 453 588
Total for section III		490	**490**	16 280 858	18 141 143
IV.NON-CURRENT LIABILITIES					
Credits and loans	6.13	510	**510**	7 340 869	8 965 335
including:					
credits			511	1 925 150	320 000
loans			512	5 415 719	8 645 335
Deferred tax liabilities	6.14	515	515	712 558	1 019 123
Other non-current liabilities	6.15	520	520	1 110 066	1 221 226
Total for section IV		590	**590**	9 163 493	11 205 684
V. CURRENT LIABILITIES					
Credits and loans	6.13	610	**610**	2 289 598	1 441 018
including:					
credits			611	1 004 024	1 318 926
loans			612	1 285 574	122 092
Accounts payable,		620	**620**	3 513 237	4 381 541
including:					
suppliers and contractors	6.16	621	621	2 059 629	3 535 440
advances received	6.16	625	622	317 657	331 553
wages payable		622	623	67 842	59 233
debt to government extrabudgetary funds		623	624	35 437	42 329
tax debt		624	625	399 845	133 853
other creditors	6.16	625	626	632 827	279 133
Debt to participants (founders) for income payments		630	630	22 844	23 802
Unearned revenue	6.17	640	640	216 554	235 261
Provision of costs to be incurred	6.18	650	650	307 799	659 609
Other current liabilities		660	660	11 620	118 883
Total for section V		690	**690**	6 361 652	6 860 114
BALANCE (sum of lines 490+590+690)		700	**700**	31 806 003	36 206 941

Reference on availability of valuables being accounted on off-balance-sheet accounts

Item description	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
Rented fixed assets		910	901	611 053	887 691
including under leasing		911	911	66 106	42 855
Inventory items received in custody		920	902	4 399	36 302
Commodities received for commission		930	903	3 748	12 674
Accounts receivable of insolvent debtors written-off as a loss		940	904	249 430	261 742
Cover funds for liabilities and payments received		950	905	7 065 160	11 500 459
Cover funds for liabilities and payments given		960	906	5 984 126	5 692 516
Housing facilities depreciation		970	907	16 840	14 644
Depreciation of land improvement objects and other similar objects		980	908	2 849	1 861
Payments for communication services			909	214 199	150 467

Reference on net assets worth

Item description	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
Net assets			1000	16 497 412	18 376 404

CEO ____________ (signature) Omelchenko S.V. (signator)

Chief accountant ______ (signature) Popkov N.I. (signator)

March 30, 2007

1283-2(b)

INCOME STATEMENT

			CODES
		Form № 02 by OKUD	0710002
for	2006	Date (year, month, day)	2006.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Form of incorporation/ ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	RUR thousand	by OKEI	384

Item description	Explanations	Index code	Line code	For the reporting period	For similar period of the previous year
1	1a	2	2a	3	4
I. Income and expenses of ordinary activities					
Proceeds (net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	7.1	010	010	21 691 242	21 348 394
including from sales: of telecommunication services			011	20 366 969	20 787 642
Prime cost of sold goods, products, works and services	7.2	020	020	(16 949 759)	(16 059 357)
including: of telecom services			021	(16 137 856)	(15 610 538)
Sales profit (loss) (lines 010 -020)		050	**050**	4 741 483	5 289 037
II. OTHER INCOME AND EXPENSES					
Interest receivable		060	060	13 253	14 839
Interest due		070	070	(735 967)	(829 016)
Income from participation in other enterprises		080	080	47 074	34 720
Other income	7.3	090	090	900 393	424 675
Other expenses	7.3	100	100	(1 432 031)	(1 510 238)
Profit (loss) before tax (lines 050+060-070+080+090-100)		140	**140**	3 534 205	3 424 017
Income tax expenses (lines -151+/-152+/-153) including:	7.4		**150**	(1 080 617)	(1 168 405)
deferred tax liabilities		142	151	(307 103)	(133 551)
deferred tax assets		141	152	76 002	(100 279)
Current tax on income		150	153	(1 003 930)	(935 466)
Additional payments of income tax for the previous tax periods		151	154	154 414	891
Net profit (loss) of the reporting period (lines 140-150)	7.5	190	**190**	2 453 588	2 255 612
BY REFERENCE					
Income tax contingent expenses /income			201	(848 209)	(823 144)

Recurrent tax liabilities		200	202	(335 838)	(376 171)
Recurrent tax assets		200	203	103 430	30 910

Item description	Explanations	Index code	Line code	For the reporting period	For similar period of the previous year
1	1a	2	2a	3	4
Basic earnings (loss) per share	7.6		301	0,00898	0,00827
Diluted earnings (loss) per share			302	-	-

* It is completed in annual accounting statement

Breakdown of single profits and losses

Item description	Index code	Line code	For the reporting period		For similar period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitration court) judgement		401	66 558	(14 089)	28 615	(10 992)
Past years profit (loss)		402	177 776	(107 939)	42 451	(166 557)
Reimbursement of damages caused by default or inadequate performance of obligations		403	26 872	(688)	7 210	(1 263)
Foreign exchange differences in foreign currency operations		404	310	(677)	9 612	(3 174)
Deductions to allowances		405	542 037	(206 226)	160 645	(152 221)
Debt amortization of payables and receivables		406	99 786	(6 726)	36 321	(12 001)

CEO ________ Omelchenko S.V.
(signature) (signator)

Chief accountant ________ Popkov N.I.
(signature) (pı (signator)

March 30, 2007

1253-2(b)

STATEMENT OF CHANGES OF CAPITAL

			CODES
		Form № 03 by OKUD	0710003
for	2006	Date (year, month, day)	2006.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Form of incorporation / ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	RUR thousand	by OKEI	384

RECEIVED
2007 JUN -5 A 6:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. Change of capital

Item description	Index code	Line code	Charter capital	Capital surplus	Surplus	Retained profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Balance as of December 31, 2004		100	1 639 765	3 980 430	81 988	8 890 265	14 592 448
Year 2005							
Changes in accounting policy		101	-	-	-	(12 114)	(12 114)
Result of fixed assets objects revaluation		102	-	-	-	-	-
Miscellaneous		103	-	-	-	-	-
Balance as of January 1, 2005		104	1 639 765	3 980 430	81 988	8 878 151	14 580 334
Change of capital items:		200	-	(158 235)	-	1 716 808	1 558 573
Result of foreign currency translation		201	-	-	-	-	-
Net profit (loss) of the report year		202	-	-	-	2 261 360	2 261 360
Dividends		203	-	-	-	(544 552)	(544 552)
Allocations to required reserves		204	-	-	-	-	-
Additional issue of shares at the cost of own resources		205	-	-	-	-	-
Increment in face value of shares		206	-	-	-	-	-
Change of capital at retirement of fixed assets objects		207	-	-	-	-	-
Miscellaneous		208	-	(158 235)	-	-	(158 235)
Increment in value of capital due to:		210	-	-	-	158 235	158 235
additional issue of shares at the cost of stockholders resources		211	-	-	-	-	-
reorganization of legal entity		212	-	-	-	-	-
miscellaneous		213	-	-	-	158 235	158 235
Reduction of capital value due to:		220	-	(9 248)	-	(1 288)	(10 536)
reduction of the shares quantity		221	-	-	-	-	-
reduction of the shares face value		222	-	-	-	-	-
reorganization of legal entity		223	-	-			-
miscellaneous		224	-	(9 248)	-	(1 288)	(10 536)
Balance as of December 31, 2005		300	1 639 765	3 812 947	81 988	10 751 906	16 286 606
Year 2006							
Changes in accounting policy		301	-	-	-	(5 748)	(5 748)
Result of fixed assets objects revaluation		302	-	-	-	-	-
Miscellaneous		303	-	-	-	-	-
Balance as of January 1, 2006	100	304	1 639 765	3 812 947	81 988	10 746 158	16 280 858
Change of capital items:		400	-	(81 002)	-	1 864 796	1 783 794
Result of foreign currency translation		401	-	-	-	-	-
Net profit (loss) of the report year		402	-	-	-	2 453 588	2 453 588
Dividends		403	-	-	-	(588 792)	(588 792)
Allocations to required reserves	110	404	-	-	-	-	-
Additional issue of shares at the cost of own resources	121	405	-	-	-	-	-

Item description	Index code	Line code	Charter capital	Capital surplus	Surplus	Retained profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Increment in face value of shares	122	406	-	-	-	-	-
Change of capital at retirement of fixed assets objects		407	-	-	-	-	-
Miscellaneous		408	-	(81 002)	-	-	(81 002)
Increment in capital value due to:		410	-	-	-	78 044	78 044
additional issue of shares at the cost of stockholders resources	121	411	-	-	-	-	-
reorganization of legal entity	123	412	-	-	-	-	-
miscellaneous		413	-	-	-	78 044	78 044
Reduction of capital value due to:		420	-	-	-	(1 553)	(1 553)
reduction of the shares quantity	132	421	-	-	-	-	-
reduction of the shares face value	131	422	-	-	-	-	-
reorganization of legal entity	133	423	-	-	-	-	-
miscellaneous		424	-	-	-	(1 553)	(1 553)
Balance as of December 31, 2006	140	500	1 639 765	3 731 945	81 988	12 687 445	18 141 143

2. Provisions

Item description	Index code	Line code	Balance as of the year beginning	Receipt	Spent /recovered	Balance as of the year end
1	1a	2	3	4	5	6
Provisions formed as per legislation: Required reserve						
data of year 2005		601	81 988	-	-	81 988
data of year 2006		602	81 988	-	-	81 988
Provisions formed as per articles of association: Corporalization fund of the Company's employees						
data of year 2005		603	-	-	-	-
data of year 2006		604	-	-	-	-
Assessed provisions: Provisions for doubtful debts						
data of year 2005		605	1 269 430	152 221	(218 178)	1 203 473
data of year 2006		606	1 203 473	206 226	(582 373)	827 326
Provisions for depreciation of financial investments						
data of year 2005		607	601	-	(385)	216
data of year 2006		608	216	-	(10)	206
Provisions for reduction in value of tangible assets						
data of year 2005		609	-	-	-	-
data of year 2006		610	-	-	-	-
Provisions of costs to be incurred:						
data of year 2005		611	199 806	452 121	(344 128)	307 799
data of year 2006		612	307 799	2 232 616	(1 880 806)	659 609
Provisions for contingent liabilities:						
data of year 2005		613	-	11 620	-	11 620
data of year 2006		614	11 620	117 795	(10 532)	118 883

CEO _________ Omelchenko S.V. (signature) (signator)

Chief accountant _______ Popkov N.I. (signature) (signator)

March 30, 2007

1283-2(b)

CASH FLOW STATEMENT

			CODES
		Form № 04 by OKUD	0710004
for	2006	Date (year, month, day)	2006.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Form of incorporation/ ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	RUR thousand	by OKEI	384

Item description	Index code	Line code	For the report year	For similar period of the previous year
1	1a	2	3	4
CASH BALANCE AS OF THE REPORTING YEAR BEGINNING		010	1 134 960	344 723
OPERATING PERFORMANCE **Cash inflow from operating performance**		020	26 931 906	24 745 482
cash received from buyers, customers		021	21 738 099	23 412 003
cash received as agent		022	4 605 143	854 930
other income		023	588 664	478 549
Cash allocated for:		030	(20 821 760)	(18 976 966)
payment of acquired goods, works, services, raw materials and other current assets	150	031	(6 120 576)	(5 793 599)
remuneration of labor	160	032	(5 449 482)	(5 074 603)
interest payment	170	033	(757 737)	(959 040)
taxes and dues settlements	180	034	(6 017 230)	(5 226 693)
settlements for agency contracts		035	(1 496 103)	(767 515)
other expenses		036	(980 632)	(1 155 516)
Net cash from operating performance		040	6 110 146	5 768 516
INVESTMENT ACTIVITY **Investment activities cash received**		050	83 674	134 078
receipts from sale of fixed assets objects and other non-currents assets	210	051	29 094	39 008
receipts from repayment and sale of securities, sale of equity participations, equity stakes and other financial investments	220	052	4 885	54 776
dividends received, income from equity participation	230	053	43 655	33 458
interest received	240	054	434	980
receipts from redemption of loans granted to other organizations	250	055	1 000	3 000
other income from investment activity		056	4 606	2 856

Item description	Index code	Line code	For the report year	For similar period of the previous year
1	1a	2	3	4
Cash allocated for:		**060**	(6 458 306)	(6 144 315)
acquisition and creation of fixed assets objects and other non-current assets	290	061	(5 638 459)	(6 058 562)
acquisition of shares, equity participations and equity stakes	280	062	(680 824)	(68 630)
acquisition of debt securities and other financial investments	300	063	(136 019)	(10 000)
granting loans to other organizations	310	064	(3 000)	-
other investment activity expenses		065	(4)	(7 123)
Net cash from investment activity	**340**	**070**	(6 374 632)	(6 010 237)
FINANCIAL ACTIVITY				
Financial activity cash received		**080**	7 867 299	11 374 791
borrowed loans and credits		081	7 857 363	11 355 583
other income from financial activity		082	9 936	19 208
Cash allocated for:		**090**	(8 515 057)	(10 342 833)
redemption of loans and credits (ex interest)		091	(7 065 619)	(8 905 599)
repayment of financial lease liabilities		092	(677 770)	(949 685)
dividends payment	170	093	(525 679)	(486 389)
other financial activity expenses		094	(245 989)	(1 160)
Net cash from financial activity		**100**	(647 758)	1 031 958
Net increase (reduction) of cash		**110**	(912 244)	790 237
CASH BALANCE AS OF THE REPORT PERIOD END		**120**	222 716	1 134 960
The value of impact of foreign currency rate change with respect to ruble		130	-	-

CEO __________ Omelchenko S.V.
(signature) (signator)

Chief accountant ________ Popkov N.I.
(signature) (signator)

March 30, 2007

1283-2(b)

SUPPLEMENTS TO BALANCE SHEET

RECEIVED 2007 JUL -5 A 6:21

			CODES
		Form № 05 by OKUD	0710005
for	December 31, 2006	Date (year, month, day)	2006.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Form of incorporation / ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	RUR thousand	by OKEI	384

1. Intangible assets

Item description	Index code	Line code	As of the reporting year beginning	Receipts	Retired	As of the reporting year end
1	1a	2	3	4	5	6
Intellectual property objects (exclusive rights for intellectual property results)	010	**101**	157	256	-	413
including: patent holder right for invention, design invention, useful model	011	102	-	-	-	-
possessor's rights on computer utility programs, data bases	012	103	106	-	-	106
owner's rights on trademark and service mark, appellation of origin of goods	014	104	29	48	-	77
other	015	105	22	208	-	230
Miscellaneous	040	106	-	-	-	-
Total		**110**	157	256	-	413

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting period end
1	1a	2	3	4
Amortization of intangible assets - total	050	**120**	117	143
including: *patent holder right for invention, design invention, useful model*		121	-	-
possessor's rights on computer utility programs, data bases		122	107	107
owner's rights on trademark and service mark, appellation of origin of goods		123	10	15
other		124	-	21

2.Fixed assets

Item description	Index code	Line code	As of the reporting year beginning	Receipts	Retired	As of the reporting year end
1	1a	2	3	4	5	6
Buildings		201	3 696 431	160 486	(17 430)	3 839 487
Installations and transfer mechanisms		202	12 850 847	1 837 130	(150 658)	14 537 319
Machinery and equipment		203	18 169 625	3 239 207	(394 404)	21 014 428
Transport vehicles		204	467 201	46 590	(27 983)	485 808
Computing machinery and office appliances		205	1 817 335	520 526	(12 684)	2 325 177
Housing stock		206	45 497	14	(7 961)	37 550
Land plots and nature objects		207	5 975	4 067	(12)	10 030
Other types of fixed assets		208	480 727	40 341	(11 586)	509 482
Total		**210**	37 533 638	5 848 361	(622 718)	42 759 281

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting year end
1	1a	2	3	4
Fixed assets depreciation - total	140	**220**	15 040 658	17 417 002
including: *buildings*		221	840 003	895 705
installations and transfer mechanisms		222	4 820 819	5 334 098
Machinery and equipment		223	7 946 886	9 319 078
Transport vehicles		224	335 814	358 521
Computing machinery and office appliances		225	825 871	1 194 583
Other types of fixed assets		226	271 265	315 017

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting year end
1	1a	2	3	4
Fixed assets objects let on lease from line 210 - total		**230**	183 882	317 245
including: buildings		231	152 140	173 543
installations and transfer mechanisms		232	8 224	8 471
Machinery and equipment		233	20 951	119 662
Transport vehicles		234	742	38
Other types of fixed assets		235	1 825	15 531
Fixed assets put in dead storage from line 210		240	8 571	59 148

BY REFERENCE	Index code	Line code	As of the reporting year beginning	As of the reporting year end
1	1a	2	3	4
Result of reassessment of fixed assets:		**250**	-	-
of initial (replacement) cost	171	251	-	-
of amortization	172	252	-	-
Fixed assets objects took on lease - total		**260**	611 053	887 691
including: buildings		261	356 879	603 487
installations and transfer mechanisms		262	56 099	43 512
Machinery and equipment		263	149 348	192 985
Transport vehicles		264	1 095	2 391
Other types of fixed assets		265	47 632	45 316
Property objects being in operation and included into fixed assets prior to registration of right of ownership		270	720 103	924 967

3.Income-bearing placements into tangible assets

Item description	Index code	Line code	As of the reporting year beginning	Receipts	Retired	As of the reporting year end
1	1a	2	3	4	5	6
Property for lease		301	-	-	-	-
Property granted by hiring contract		302	-	-	-	-
Other		303	12 763	101 265	(463)	113 565
Total		**310**	12 763	101 265	(463)	113 565

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting year end
1	1a	2	3	4
Amortization of income-bearing placements into tangible assets		311	452	2 944

4.Expenses for research-and-development activity and technological works

Kinds of activities description	Index code	Line code	As of the reporting year beginning	Receipts	Written off	As of the reporting year end
1	1a	2	3	4	5	6
Completed R&D, the results of which are used for production or managerial needs of the organization	310	400	-	-	-	-

BY REFERENCE	Index code	Line code	As of the reporting year beginning	As of the reporting period end
1	1a	2	3	4
The amount of expenses for R&D and technological works in progress	320	401	-	-

BY REFERENCE	Index code	Line code	For the reporting period	For the similar period of the previous year
1	1a	2	3	4
Sum of expenses classified as ordinary activities expenses		402	-	-
The amount of expenses for R&D and technological works that did not produce positive results and classified as other expenses		403	-	-

5.Financial investments

Item description	Index code	Line code	Long-term		Short-term	
			As of the reporting year beginning	As of the reporting period end	As of the reporting year beginning	As of the reporting period end
1	1a	2	3	4	5	6
Contributions to charter (reserve) capitals of other organizations - total	510	501	1 307 209	1 962 003	-	-
including: subsidiary and associated business companies	511	502	1 285 508	1 894 730	-	-
Government, municipal and outside organizations bonds	515	503	-	-	-	-
Bills of exchange	520	504	1 889	1 889	-	-
Loans granted	525	505	-	1 000	2 925	3 925
Deposits	530	506	-	-	-	-
Other	535	507	-	176 817	1 837	5 912
Total	540	**510**	1 309 098	2 141 709	4 762	9 837
From the total amount the financial investments having fair market value: Contributions to charter (reserve) capitals of other organizations - total	550	511	2 137	5 437	-	-
including: subsidiary and associated business companies	551	512	-	-	-	-
Government, municipal and outside organizations bonds	555	513	-	-	-	-
Bills of exchange	560	514	1 889	1 889	-	-
Other	565	515	-	-	-	-
Total	570	**520**	4 026	7 326	-	-
BY REFERENCE For financial investments having fair market value, the change of cost as a result of valuation correction	580	521	1 333	3 300	-	-

6. Ordinary activities expenses (element wise costs)

Item description	Index code	Line code	For the reporting year	For the previous year
1	1a	2	3	4
Material expenses	710	601	(3 758 990)	(4 410 706)
Wage costs	720	602	(6 114 867)	(5 675 096)
Benefits-related deductions	730	603	(1 459 642)	(1 300 820)
Amortization	740	604	(2 862 016)	(2 550 115)
Other expenses	750	605	(2 754 244)	(2 122 620)
Element wise costs total	760	**610**	(16 949 759)	(16 059 357)
Change of balances (increment [+], reduction [-]): of work in progress	765	621	425	88
of prepaid expenses	766	622	6 412	5 910

7.Guarantee

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting period end
1	1a	2	3	4
Guarantees received - total		**710**	7 065 160	11 500 459
Including: banks' guarantees		711	-	-
guaranties of third parties		712	7 061 182	11 495 339
bills of exchange		713	-	-
pledged property		**714**	3 978	5 120
including: fixed assets objects		715	3 978	5 120
securities and other financial investments		716	-	-
other property		717	-	-
miscellaneous		718	-	-
Guarantees granted - total		**720**	5 984 126	5 692 516
including: guaranties of third parties		721	2 241 045	2 587 070
bills of exchange		722	-	-
pledged property		**723**	3 743 081	3 104 920
including: fixed assets objects		724	3 743 081	3 104 920
securities and other financial investments		725	-	-
other property		726	-	-
miscellaneous		727	-	526

8. Government assistance

Item description	Index code	Line code	For the reporting year	For similar period of the previous year
1	1a	2	3	4
Budgeting funds received in the fiscal year - total	910	**810**	395	3 902
including: Funds on capital expense		811	395	2 300
Funds on current expenses		812	-	1 602

Item description	Index code	Line code	As of the reporting year beginning	Received for the reporting period	Returned for the reporting period	As of the reporting period end
1	1a	2	3	4	5	6
Budgetary credits - total	920	**820**	14 406	-	(12 186)	2 220
Funds on capital expense		821	14 406	-	(12 186)	2 220
Funds on current expenses		822	-	-	-	-

CEO ____________ Omelchenko S.V.
(signature) (signator)

Chief accountant _______ Popkov N.I.
(signature) *(signator)*

March 30, 2007

1253-2(б)

EXTRACT FROM MINUTES № 24

Of the session of OJSC "VolgaTelecom" Board of directors held the form of joint presence

May 15, 2007 Moscow

Location: Suit 108, building 2, Pluyshchikha Street 55, Moscow
Time: 10-00 a.m. (Moscow time).
11 persons were elected to the Board of directors: Kuznetsov S.I, Andreev V.A., Bulancha S.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

8 persons took part in the session: Kuznetsov S.I., Grigorieva A.B., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

Written opinion on all the issues of the agenda was provided by 2 persons – Andreev V.A. and Degtyarev V.V.

THE FOLLOWING PERSONS WERE INVITED:

1. Astakhova S.L. - deputy to the General Director – personnel director;
2. Kostin D.B. - deputy to the General Director for corporate development;
3. Popkov N.I. - The Company's chief accountant.

THE AGENDA:

3. Consideration of draft of changes and amendments to the Company's Charter.

III. Consideration of draft of changes and amendments to the Company's Charter.

THE SPEAKER WAS: – The chairman of Corporate Governance Committee with the Company's Board of directors – Grigorieva A.B.

ALSO TOOK THE FLOOR: Kostin D.B., Savchenko V.D., Kuznetsov S.I., Grigorieva A.B., Chernogorodskyi S.V., Enin E.P., Fedorov O.R., Morozov A.V. and Omelchenko S.V.

With due account for the recommendation of Corporate Governance Committee the Board of directors DECIDED:

To propose to the annual general meeting of shareholders to introduce changes and amendments to the Company's Charter (the list of changes is attached).

Voting: "AYE" – 10; "Against" – none; "Abstain" – none.
In accordance with item 13.7. of the Charter THE DECISION WAS ADOPTED.

The Chairman of OJSC VolgaTelecom Board of directors signature S.I. Kuznetsov
The Company's Corporate secretary signature N.I. Pokrovskaya
The date of the minutes execution: May 16, 2007.

The extract is true and correct:
Corporate secretary N.I. Pokrovskaya

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород *
ВолгаТелеком

1253-2(b)

The list of proposed changes to OJSC "VolgaTelecom" Charter

1. **Changes for which the block voting is proposed**

1.1. To state item 7.5. of article 7 in the wording: "7.5. The shareholders possessing at least 1 percent of votes at general meeting of shareholders have the right to claim the Company's provision of the list of persons/entities having the right to participate in the meeting. However, the information from the documents and the mailing address of natural persons included in this list are provided only with the consent of these persons."

1.2. To state item 10.1. of article 10 in the wording: "10.1. The Company has the right to pass the resolution (to declare) on the payment of dividends on placed shares by the results of the first quarter, half year, nine months of a fiscal year and (or) by the results of the fiscal year. The resolution on the payment (declaration) of dividends by the results of the first quarter, half year and nine months of a fiscal year may be passed during three months after the relevant period expiry.

The source of dividends payment is the Company's after-tax profit (the Company's net profit). The Company's net profit is defined by the Company's accounting statement data. Dividends on preferred shares of specific types may be also paid at the cost of the Company's funds specially formed earlier for these purposes.

In case of the Company's reorganization in the form of take-over of other companies by it, the net profit of the Company is defined by summing up its net profit and the net profit (loss) of the affiliated companies calculated according to statutory regulations on bookkeeping in profit and loss statements of the affiliated companies as of the last reporting date (date of reorganization).

The resolution on dividends payment, dividend size and the form of its payment on the shares of each category (type) is passed by the general meeting of shareholders. The size of dividends may not be more than it was recommended by the Company's Board of directors.

The list of the persons/entities having the right to receive dividends is made up as of the date of drawing up of the list of persons/entities having the right to participate in the shareholders' general meeting, at which the resolution on the appropriate dividends payment is passed. For the purpose of making up the list of persons/entities having the right to receive dividends, nominee holder of shares provides the data on the persons/entities in which interests it holds the shares."

1.3.To state item 10.3. of article 10 in the wording: "10.3. Annual dividends on ordinary shares are paid on or before December 31 of the fiscal year in which the resolution was passed on annual dividends payment, if a shorter term is not established by the annual shareholders' general meeting resolution. Dividends on ordinary shares by the results of the first quarter, half year, nine months of the fiscal year are paid not later than 60 days since the day of passing the resolution on dividends payment, if a shorter term is not established by the shareholders' general meeting resolution".

1.4. To state item 11.2 of article 11 in the wording: "11.2. The holder of the register of the Company's shareholders is a registrar who is carrying out the activity of maintenance of the registry of shareholders as its exclusive activity and has a license of the established form for carrying out this activity.

The approval of the registrar of the Company and the provisions of agreement with it, and also the cancellation of the contract with the Company's registrar is carried out on the basis of the decision of the Company's Board of directors".

1.5. To add sub-item 13.1) to item 12.2. of article 12 as follows: "13.1) payment (declaration) of dividends by the results of the first quarter, half year, nine months of the fiscal year the resolutions on which are passed by the majority of votes of shareholders - owners of the Company's voting shares participating in the meeting;"

1.6. To state sub-item 13) of item 12.2 of article 12 in the wording: "13) Approval of annual statements, annual accounting statements, including profit and loss statements (profit and loss accounts) of the Company, and also distribution of profit (including payment (declaration) of dividends, except for the profit distributed as dividends by the results of the first quarter, half year, nine months of the fiscal year) and losses of the Company by the results of the fiscal year, the resolutions on which are passed by the majority of votes of shareholders - owners of the Company's voting shares participating in the meeting;"

1.7. To state sub-item 18) of item 12.2. of article 12 in the wording: "18) Decision making on participation in financial and industrial groups, associations and other unions of business entities, passed by the majority of votes of shareholders - owners of the Company's voting shares participating in the meeting;"

1.8. To state item 12.5 of article 12 in the wording: "12.5. The Company is obliged to hold an annual general meeting of shareholders annually.

Annual general meeting of shareholders is held not earlier than in four months and not later than in six months after the fiscal year expiry.

The following issues should be resolved by annual general meeting of shareholders:

- Election of the Board of directors of the Company,
- Election of the Company's Auditing committee,
- Approval of the Company's auditor,
- Approval of annual statements, annual accounting statements, including profit and loss statements (accounts of profits and losses) of the Company, and also distribution of profit, including payment (declaration) of dividends except for the profit distributed as dividends by the results of the first quarter, half year, nine months of the fiscal year) and losses of the Company by the results of the fiscal year,

General meeting of shareholders may also resolve other issues within its competence."

1.9. To state item 12.11. of article 12 in the wording: "12.11. The list of persons/entities entitled to participate in general meeting of shareholders is made up on the basis of the data of the register of the Company's shareholders.

The date of drawing up the list of persons/entities entitled to participate in annual general meeting of shareholders, is set not earlier than the date of adopting the decision to hold annual general meeting of shareholders, but not more than 50 days and not less than 45 days prior to the date of the meeting's holding.

The date of drawing up the list of persons/entities entitled to participate in an extraordinary general meeting of shareholders, is set not earlier than the date of adopting the decision on holding an extraordinary general meeting of shareholders, but not more than 50 days and not less than 35 days prior to the date of its holding.

The date of drawing up the list of persons/entities entitled to participate in an extraordinary general meeting of shareholders, the agenda of which contains the issue of election of the Board of directors of the Company, is set not earlier than the date of adopting the decision on holding an extraordinary general meeting of shareholders, but not more than

65 days prior to and not later than the date of communication on holding an extraordinary general meeting of shareholders."

1.10. To state item 12.12. of article 12 in the wording: "12.12. The communication on holding general meeting of shareholders should be made public not later than 30 days prior to the date of its holding, except for the case when an extraordinary shareholders general meeting is to be held within 40 days from the time of submission of the requirement about its holding (from the time of adopting the decision on its holding) and the communication on the meeting's holding is to be made not later than 20 days prior to the date of its holding.

The communication about holding general meeting of shareholders should be sent within established deadlines to each person/entity indicated in the list of persons/entities having the right to participate in general meeting of shareholders, by registered mail or handed to each of the said persons/entities with receipt acknowledgement and published in "Rossiiskaya gazeta" newspaper."

1.11. To state sub-item 11) of item 13.4 of article 13 in the wording: "11) The approval of resolutions on the issue of securities, prospectuses of securities, reports on the results of acquisition of the Company's shares with the view to pay them off, reports on shares retirement results, reports on the results of shareholders' submission of demands for redemption of shares belonging to them;"

1.12. To state sub-item 14) of item 13.4. of article 13 in the wording: "14) Recommendations on the distribution of profit, including on dividend size on the Company's shares and on the procedure of its payment, and losses of the Company by the fiscal year results;"

1.13. To state sub-item 26) of item 13.4. of article 13 in the wording: "26) Appointment of a single executive body (General Director), definition of the term of his/her powers, and also an early termination of his/her powers and conclusion of labor contract with him/her;"

1.14. To exclude sub-item 15 of item 14.4. of article 14.

1.15. To exclude paragraph 3 of item 14.7. of article 14.

1.16. To state paragraph 2 of item 15.4. of article 15 in the wording: "The rights, duties, size of labor remuneration and responsibility of the General Director are defined by the contract concluded by him/her with the Company. The contract with the General Director is concluded for the term of his/her office defined by the Company's Board of directors."

OJSC "VolgaTelecom" Board of directors

Changes for which it is proposed to vote on each item separately

2. To state item 7.5. of article 7 in the wording: "7.5. The shareholders possessing at least 1 percent of votes at general meeting of shareholders have the right to claim from the Company the provision of the list of persons/entities having the right to participate in the meeting. However, the information from the documents and the mailing address of shareholders - natural persons included in this list are provided only with their consent."

3. To state item 10.2. of article 10 in the wording: "10.2. Dividends on preferred A type shares are paid not later than 60 days since the date of passing the resolution on dividends payment, if a shorter term is not established by the shareholders general meeting resolution. Dividend size on preferred shares is established in item 8.2. of the present Charter."

4. To state item 10.2. of article 10 in the wording: "10.2. Dividends on preferred shares are paid not later than 60 days since the date of passing the resolution on dividends payment, if a shorter term is not established by the shareholders general meeting resolution. Dividend size on preferred shares is established in item 8.2. of the present Charter."

5. To state sub-item 19) of item 13.4 of article 13 in the wording: "19) Preliminary approval of a transaction or several interrelated transactions connected to purchase, alienation or capability of alienation by the Company directly or indirectly of the property which cost makes from 1 up to 25 percent of the balance cost of the Company assets, defined according to its accounting statement as of the last reporting date;"

6. To exclude sub-item 25) of item 13.4 of article 13.

7. To state sub-item 34) of item 13.4 of article 13 in the wording: "34) Decision-making on the Company's participation in other business entities (initial participation, termination of participation, change of participation share, nominal cost of participation share, change of shares quantity or the face value of shares belonging to the Company);"

8. To state sub-item 36 of item 13.4 of article 13 in the wording: "36) introducing motions (including nominees to the bodies of management and control) and decision making on issues referred to the competence of participants of general meetings of business entities which sole participant having the right to vote at the participants general meeting is the Company;"

9. To exclude sub-item 37) of item 13.4 of article 13.

10. To state sub-item 37) of item 13.4 of article 13 in the wording: "37) approval of the procedure of the Company's interaction with organizations which shares and equity stakes belong to the Company, decision making in accordance with the said procedure."

11. To state sub-item 38 of item 13.4 of article 13 in the wording: "38) Definition of the Company's position (the Company's representatives), including the assignment to participate or not in voting on agenda issues, to vote on decision drafts "aye", "against", "abstain", on the following agenda issues of shareholders (participants) general meetings of subsidiary and associated business companies (hereinafter - SAC) (except for the cases when the functions of SAC shareholders general meetings are exercised by the Company's Board

of directors), and of SAC Board of directors sessions (except for the issue of approving the agenda of SAC general shareholders meeting, when the functions of SAC shareholders general meetings are exercised by the Company's Board of directors), including for the purposes of the Company's exercising control over the decisions made by the companies being subsidiary and associated in regard to SAC:

a) On defining the agenda of SAC shareholders (participants) general meeting;

b) On SAC reorganization, liquidation;

c) On defining quantitative structure of SAC Board of directors, nomination and election of its members and on early termination of their office;

d) On defining the number, the face value, the category (type) of declared shares of SAC and the rights granted by these shares;

e) On increasing SAC charter capital by means of increasing face value of shares or by means of additional shares floatation;

f) On floatation of SAC securities convertible into ordinary shares;

g) On splitting, consolidation of SAC shares;

h) On approving large transactions made by SAC;

i) On SAC participation in other entities (entering into operating company or new entity establishment)."

12. To add paragraph 5 to item 13.6. of article 13 as follows: "Decision on the issues specified in sub-items 19,26 of item 13.4. of the present Charter are adopted by the majority of three fourths of votes of the total number of elected members of the Company's Board of directors, except for the votes of retired members of the Company's Board of directors".

OJSC "VolgaTelecom" Board of directors

1283-2(b)

EXTRACT FROM MINUTES № 24

Of the session of OJSC "VolgaTelecom" Board of directors held the form of joint presence

May 15, 2007 Moscow

Location: Suit 108, building 2, Pluyshchikha Street 55, Moscow
Time: 10-00 a.m. (Moscow time).
11 persons were elected to the Board of directors: Kuznetsov S.I, Andreev V.A., Bulancha S.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

8 persons took part in the session: Kuznetsov S.I., Grigorieva A.B., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

Written opinion on all the issues of the agenda was provided by 2 persons – Andreev V.A. and Degtyarev V.V.

THE FOLLOWING PERSONS WERE INVITED:

1. Astakhova S.L. - deputy to the General Director – personnel director;
2. Kostin D.B. - deputy to the General Director for corporate development;
3. Popkov N.I. - The Company's chief accountant.

THE AGENDA:

4. Consideration of drafts of changes and amendments to the Provision on the Board of directors and to the Provision on the procedure of holding the general meeting of stockholders of the Company.

IV. Consideration of drafts of changes and amendments to the Provision on the Board of directors and to the Provision on the procedure of holding the general meeting of stockholders of the Company.

THE SPEAKER WAS: – The chairman of Corporate Governance Committee with the Company's Board of directors – Grigorieva A.B.
ALSO TOOK THE FLOOR: Kuznetsov S.I., Savchenko V.D. and Fedorov O.R.

With due account for the recommendation of Corporate Governance Committee the Board of directors DECIDED:

To propose to the annual general meeting of shareholders:

1. To introduce changes to the Provision on the Board of directors of the Company (the list of changes is attached).

Voting: "AYE" – 10; "Against" – none; "Abstain" – none.
In accordance with item 13.7. of the Charter THE DECISION WAS ADOPTED.

The Chairman of OJSC VolgaTelecom
Board of directors signature S.I. Kuznetsov
The Company's Corporate secretary signature N.I. Pokrovskaya
The date of the minutes execution: May 16, 2007.

The extract is true and correct:
Corporate secretary N.I. Pokrovskaya

ВолгаТелеком · г. Нижний Новгород

1283-2(b)

The list of proposed changes to the Provision on the Board of directors of OJSC "VolgaTelecom"

1. Changes for which the block voting is proposed

1.1. To state sub-item 3.1.1. of item 3.1. of article 3 in the wording: "3.1.1. To approach the Company with written requests for provision of the Company's information (documents) which is accessible to the public, and other information recognized by the Company as insider information, in the procedure established by the Company's internal documents."

1.2. To state sub-item 3.1.2. of item 3.1. of article 3 in the wording: "To receive reimbursement of expenses connected to performance by him/her of functions of a member of the Company's Board of directors in the procedure established in the present Provision;

Provided that there is no prohibition against his/her participation for a fee in the work of a business entity management body, the said profibition being established by effective legislation of the Russian Federation, - to receive compensation for performance of his/her duties of a member of the Company's Board of directors in the procedure established in the present Provision or to exercise the functions of the Board of directors' member without remuneration;"

1.3. To state sub-item 3.2.13. of item 3.2. of article 3 in the wording: " 3.2.13. To inform the Company in writing on the establishment (lifting) of a prohibition against his/her participation for a fee in the work of a business entity management body, the said profibition being established by effective legislation of the Russian Federation;"

1.4. To state sub-item 3.2.14. of item 3.2. of article 3 in the wording: " 3.2.14. In case of his/her intention to exercise the functions of the Board of directors' member without remuneration, to inform the Company about it in writing."

1.5. To state item 3.4. of article 3 in the wording: " 3.4. The Company is obliged to provide access to the information (documents), stipulated in item 3.1.1 of the present Provision to the Board of directors' member at his/her written request.

The required information and documents should be provided for familiarization to a member of the Board of directors within five days since the date of presentation of the relevant request, if the Company's internal documents defining the procedure of presentation of such information (documents) do not establish a different term, but not more than 30 days.

The Company is obliged to present the copies of documents necessary for the Board of directors' member at his/her request."

1.6. To state item 6.3. of article 6 in the wording: "6.3. A session of the Board of directors is convoked by the chairman of the Board of directors following his/her own initiative, on demand of a member of the Board of directors, the Auditing committee, the auditor of the Company, a single or joint executive body of the Company, and also on demand of the shareholders (shareholder) owning in aggregate at least 5 percent of the Company's voting shares.

The agenda of convoked session is defined by the chairman of the Board of directors with due account for approved work plan of the Board of directors and received requests of entities (bodies) specified in paragraph one of the present item."

1.7. To state item 6.5. of article 6 in the wording: «6.5. The notice on convocation of a session of the Board of directors is sent out to each member of the Board of directors along with necessary materials in time not less than 14 business days prior to the session holding. The said period may be reduced in case of need for urgent solution of some issues provided that not a single member of the Board of directors objects to it. If it is necessary to hold a session of the Board of directors within shorter deadlines according to the current legislation, the term of sending the notice and the necessary materials should be reduced. The notice about the session holding is sent to members of the Board of directors in writing or other form convenient for them (including by post, cable, teletype, telephone, electronic or other communication means).The notice about the session should contain the information provided in sub-items 6.4.3. - 6.4.8 of the present Provision, and also the address at which members of the Board of directors may submit their written opinion. On the initiative of bodies and persons entitled to require convocation of the Board of director's session, additional issues may be included into the agenda of the convoked session, provided that not a single member of the Board of directors objects to it. A motion on including an additional issue into the agenda of the convoked session is to be presented in writing and is to contain the wording of such issue and also the information stipulated in sub-items 6.4.1, 6.4.2, 6.4.6 of the present Provision. Bodies and persons at which motion the session was convoked (an issue was included into the session's agenda) have the right to withdraw their motions in writing at any time prior to the time of summing up the results of voting on the proposed issues. If there are circumstances making the session of the Board of directors impossible or complicated in the place and (or) during the time of which the Board of directors' members were notified, the session with the planned agenda may take place at another location and (or) at other time. All members of the Board of directors should be notified about the change of the place and (or) time of the session of the Board of directors taking into consideration the necessary time for arrival of the Board of directors' members to the session. The notice on the said changes is sent to the members of the Board of directors in any form that guarantees the receipt of the notice by a member of the Board of directors at the address of location of the Board of directors' member or at the address of his/her correspondence receipt. All the Board of directors' members should be notified of the change of the session's agenda in the procedure established for notice on holding a session. The first (organizational) session of the Board of directors is held without a preliminary dispatch of notices on the day of the shareholders general meeting at which the Board of directors is elected (in case when the resolution on the election of the members of the Board of directors, and also the results of voting on it have been announced at the general meeting of shareholders at which the voting took place)."

1.8. To state item 6.8. of article 6 in the wording: "6.8. When a session is held in the form of joint presence, the chairman is obliged to announce the written opinion of a member of the Board of directors absent at the session of the Board of directors on an agenda issue on which this opinion is submitted, prior to the beginning of voting. If the received written opinion (of the Board of directors' member absent at the session held in the form of joint presence, and also at absentee voting) contains a proposal of a draft decision differing from that suggested for voting originally, each member of the Board of directors is to report his/her opinion expressed by voting on such draft decision prior to the minutes drawing up."

1.9. To state item 6.11. of article 6 in the wording: "6.11. During the session of the Board of directors, the minutes are taken.

The minutes of the session of the Board of directors are made up not later than 3 days after the session held in form of a joint presence (the deadline for receipt of written opinions in case of an absentee voting).

The following is stated in the session minutes:

- Place and time of the session held in the form of joint presence, or, in case of absentee voting, the place of drawing up the minutes and the deadline for receipt of written opinions of the members of the Board of directors;
- The persons present at the session (in case of a session held in the form of joint presence);
- The persons who have presented their written opinion on the agenda issues;
- The agenda of the session;
- The draft decisions on the agenda issues put to voting, and the results of voting on them;
- Adopted decisions;
- Dissenting opinions expressed by the Board of directors members (in case of request of the Board of directors' member in accordance with item 3.1.3 of the present Provision).

The minutes of the session of the Board of directors are signed by the person presiding over the session and by the Company's Corporate secretary.

In case of taking into account the written opinion of a member of the Board of directors when defining the quorum and voting results on the agenda issues, the written opinions on the agenda issues received from the members of the Board of directors are attached as supplements to the minutes.

The Company is obliged to keep the minutes of the sessions of the Board of directors at the location of its executive body in the procedure and during the terms established by federal executive authority responsible for the securities market. If such terms are not established, the Company is obliged to keep the minutes of the Board of directors' sessions permanently.

The Company is obliged to provide the access to the minutes of the Board of directors' sessions to shareholders, and also to the Board of directors' members, to the Auditing committee, to the auditor of the Company.

A copy of the signed minutes is sent to the Board of directors' members during 3 business days since the date of signing in case of receipt of the relevant written request."

1.10. To state item 7.1. of article 7 in the wording: "7.1. The Company incurs charges related to the Board of directors' activity, and compensates all document supported costs connected to performance of their functions, to the Board of directors' members.

The Company's Board of directors member exercising his/her functions for remuneration, is charged and paid a fee for exercising his/her functions, and also the bonus to the remuneration, stipulated by item 7.7. of the present article."

1.11. To state item 7.2. of article 7 in the wording: "7.2. The remuneration to a member of the Board of directors consists of a quarterly and an annual remuneration."

1.12. To state item 7.2. of article 7 in the wording: «7.3. Quarterly remuneration to a member of the Board of directors is established in the amount of 200 000 rubles.

For the Chairman of the Board of directors the remuneration is established with a coefficient of 1,5.

Quarterly remuneration to a member of the Board of directors is reduced by:

30% - if he/she participates in less than half of the sessions of the Board of directors held in the form of joint presence;

100% - if he/she participates in less than half of all held sessions of the Board of directors.

If during a quarter in case of the Board of directors' personal structure change and/or the change of terms and conditions of exercising the functions by the Board of directors' member (for a fee/without remuneration), the remuneration is charged and paid proportionally to the time during which a member of the Board of directors has been exercising his/her functions for remuneration."

1.13. To state item 7.4. of article 7 in the wording: "7.4. The annual remuneration for the entire structure of the Board of directors of the Company is established as the sum of deductions in accordance with requirement criteria (percentage):
- of the Company's EBITDA as per the data of the accounting statement in accordance with International Financial Reporting Standards for the reporting year;
- of the amount of the Company's net profit, based on the results of the reporting year, allocated for dividends' payment.

The annual remuneration of one member of the Board of directors is defined as the amount calculated in accordance with paragraphs 1-3 of the present item, divided by the number of persons elected to the Board of directors.

In case of the Board of directors' personal structure change and/or the change of terms and conditions of exercising functions by the Board of directors' member (for a fee/without remuneration) during the period from the Board of directors' election by annual shareholders general meeting till the next annual shareholders general meeting, the remuneration is charged and paid proportionally to the time during which a member of the Board of directors has been exercising his/her functions for remuneration.

The annual remuneration of a member of the Board of directors calculated in accordance with paragraphs four and five of the present item is reduced by 50% in case of his/her participation in less than half of all sessions of the Board of directors held during his/her term of powers".

1.14. To state item 7.5. of article 7 in the wording: "7.5. "Requirement criteria (percentage) of deductions for calculation of annual remuneration are defined by the resolution of annual general meeting of shareholders and are applied for determining the remuneration size of the persons exercising the functions of the Board of directors' members till the next annual shareholders' general meeting."

Changes for which it is proposed to vote on each item separately

2. To state sub-item 3.2.5. of item 3.2. of article 3 in the wording: "3.2.5. A member of the Board of directors is obliged to initiate the Board of directors' sessions for decision-making on urgent issues, and also has the right to introduce additional issues into the agenda of scheduled session;"

3. To state item 6.11. of article 6 in the wording: "6.11. During the session of the Board of directors, the minutes are taken.

   The minutes of the session of the Board of directors are made up not later than 3 days after the session held in form of joint presence (the deadline for receipt of written opinions in case of an absentee voting).

   The following is stated in the session minutes:

   - Place and time of the session held in the form of joint presence, or in case of absentee voting, the place of drawing up the minutes and the deadline for receipt of written opinions of the members of the Board of directors;
   - The persons present at the session (in case of a session in the form of joint presence);
   - The persons who have presented their written opinion on the agenda issues;
   - The agenda of the session;
   - The draft decisions on the agenda issues put to voting, and the results of voting on them;
   - Adopted decisions;
   - Dissenting opinions expressed by the Board of directors members (in case of request of the Board of directors' member in accordance with item 3.1.3 of the present Provision);

   The minutes of the session of the Board of directors is signed by the person presiding over the session and by the Company's Corporate secretary.

   The copies of the signed Minutes are sent to all the members of the Board of directors during 3 days since the date of its signing."

OJSC "VolgaTelecom" Board of directors

1283-2(b)

EXTRACT FROM MINUTES № 24

Of the session of OJSC "VolgaTelecom" Board of directors held the form of joint presence

May 15, 2007 Moscow

Location: Suit 108, building 2, Pluyshchikha Street 55, Moscow
Time: 10-00 a.m. (Moscow time).
11 persons were elected to the Board of directors: Kuznetsov S.I, Andreev V.A., Bulancha S.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

8 persons took part in the session: Kuznetsov S.I., Grigorieva A.B., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

Written opinion on all the issues of the agenda was provided by 2 persons – Andreev V.A. and Degtyarev V.V.

THE FOLLOWING PERSONS WERE INVITED:

1. Astakhova S.L. - deputy to the General Director – personnel director;
2. Kostin D.B. - deputy to the General Director for corporate development;
3. Popkov N.I. - The Company's chief accountant.

THE AGENDA:

4. Consideration of drafts of changes and amendments to the Provision on the Board of directors and to the Provision on the procedure of holding the general meeting of stockholders of the Company.

IV. Consideration of drafts of changes and amendments to the Provision on the Board of directors and to the Provision on the procedure of holding the general meeting of stockholders of the Company.

THE SPEAKER WAS: – The chairman of Corporate Governance Committee with the Company's Board of directors – Grigorieva A.B.

ALSO TOOK THE FLOOR: Kuznetsov S.I., Savchenko V.D. and Fedorov O.R.

With due account for the recommendation of Corporate Governance Committee the Board of directors DECIDED:

To propose to the annual general meeting of shareholders:

2. To introduce changes to the Provision on the procedure of holding the general meeting of stockholders of the Company (the list of changes is attached).

Voting: "AYE" – 10; "Against" – none; "Abstain" – none.
In accordance with item 13.7. of the Charter THE DECISION WAS ADOPTED.

The Chairman of OJSC VolgaTelecom
Board of directors signature S.I. Kuznetsov
The Company's Corporate secretary signature N.I. Pokrovskaya
The date of the minutes execution: May 16, 2007.

The extract is true and correct:
Corporate secretary N.I. Pokrovskaya

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород *
ВолгаТелеком

12§ 3-2(b)

The list of proposed changes to the Provision on the procedure of holding a general meeting of stockholders of OJSC "VolgaTelecom", for which the block voting is proposed

1. To state item 1.2. of article 1 in the wording: "1.2. Yearly the Company is obliged to hold the annual General meeting of stockholders.

The following issues are to be resolved at the annual General meeting of stockholders:

Election of the Board of directors of the Company,

Election of the Auditing committee of the Company,

Approval of the Company's auditor,

Approval of annual statements, annual accounting statements, including profit and loss statements (profits/loss accounts) of the Company, and also distribution of profit (including payment (declaration) of dividends, except for the profit distributed as dividends by the results of the first quarter, half year, nine months of the fiscal year) and losses of the Company on the basis of the fiscal year results,

And also other issues referred to the competence of the General meeting of stockholders may be resolved."

2. To state item 4.1. of article 4 in the wording: "4.1. The communication on holding the general meeting of stockholders should be made not later than 30 days prior to the date of its holding, except for the case when an extraordinary shareholders' general meeting is to be held within 40 days since the time of submission of the demand about its holding (since the time of adopting a decision on its holding) and the communication on the meeting's holding is to be made not later than 20 days prior to the date of its holding.

The communication on holding the general meeting of stockholders is made in the form stipulated by the current legislation of the Russian Federation and the Company's Charter in the procedure defined by the Company's Board of directors".

OJSC "VolgaTelecom" Board of directors

1283-2(b)

EXTRACT FROM MINUTES № 18

Of the session of OJSC "VolgaTelecom" Board of directors held the form of absentee vote

March 6, 2007 Nizhny Novgorod city

11 persons were elected to the Board of directors: Kuznetsov S.I, Andreev V.A., Bulancha S.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

11 persons took part in the session: Kuznetsov S.I, Andreev V.A., Bulancha S.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

THE AGENDA:

1. Consideration of OJSC VolgaTelecom shareholders' motions about introduction of issues to the agenda and recommendation of nominees to the Company's Board of directors and Auditing committee for the annual general meting of shareholders.

I. Consideration of OJSC VolgaTelecom shareholders' motions about introduction of issues to the agenda and recommendation of nominees to the Company's Board of directors and Auditing committee for the annual general meting of shareholders.

With due account for the recommendation of the Committee for corporate governance the Board of directors DECIDED:

1. To recognize as qualified the motions about recommendation of nominees to the Board of directors for the election at the annual general meeting of shareholders of the following OJSC VolgaTelecom shareholders: Open Joint Stock Company "Investment company of communications", Closed Joint Stock Company "Leader" (the company of pension fund assets management), "U.F.G.I.S. TRADING LIMITED" possessing jointly with "DCL-KF Corporation" more than 2% of the Company's voting shares, Open Joint Stock Company "RTK-Leasing" possessing jointly with Closed Joint Stock Company "MC "TRASNFINGROUP" more than 2% of the Company's voting shares.

2. To include the following persons into the list of nominees for the election to OJSC VolgaTelecom Board of directors at the annual general meeting of shareholders:
    1. Andreev Vladimir Alexandrovich
    2. Bilibin Yuri Alexandrovich
    3. Vasilieva Ekaterina Olegovna
    4. Vinokurova Evgeniya Sergeevna
    5. Gavrilenko Anatolyi Anatolievich
    6. Gorbunov Alexander Evgenievich
    7. Grigorieva Alla Borisovna
    8. Degtyarev Valeryi Victorovich
    9. Enin Evgenyi Petrovich
    10. Zhelonkin Vladimir Borisovich
    11. Zaitsev Evgenyi Yurievich
    12. Zyuzin Oleg Borisovich
    13. Kuznetsov Sergey Ivanovich
    14. Kuznetsova Antonina Yurievna
    15. Kulikov Denis Victorovich
    16. Morozov Andrey Vladimirovich
    17. Odintsova Nataliya Yurievna
    18. Omelchenko Sergey Valerievich

19. Savchenko Victor Dmitrievich
20. Seregin Oleg Valentinovich
21. Sokolenko Yuliana Yurievna
22. Statyin Vladimir Anatolievich
23. Tushunov Dmitry Yurievich
24. Fedorov Oleg Romanovich
25. Franke Hedricus Johannes
26. Tsyganov Maxim Yurievich

Voting: "AYE" – 11; "Against" – none; "Abstain" – none.
In accordance with item 13.7. of the Charter THE DECISION WAS ADOPTED.

The Chairman of OJSC VolgaTelecom
Board of directors — signature — S.I. Kuznetsov
The Company's Corporate secretary — signature — N.I. Pokrovskaya
The date of the minutes execution: March 6, 2007.

The extract is true and correct:
Corporate secretary — N.I. Pokrovskaya

1253-2(b)

Data on the nominees to OJSC "VolgaTelecom" Board of directors

Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Other work status	Citizenship	Share ownership during the reporting year	Availabi of nominee consent
1. Andreev Vladimir Alexandrovich	1951	Postsecondary education, Kuibyshev electrotechnical institute of communication	Rector of State educational institution of postsecondary vocational education "Povolzhsky state academy of telecommunications and informatics"	Member of the Board of directors of: OJSC "VolgaTelecom"	the Russian Federation	Does not hold the Company's shares	Consent available
2. Bilibin Yuri Alexandrovich	1971	Postsecondary education, Saint Petersburg State technical university	Adviser to OJSC "Svyazinvest" General Director	Member of the Board of directors of: OJSC "RTComm.RU", CJSC "RTC-Invest", OJSC "Telecominvest", OJSC "ORK", CJSC "PeterStar", CJSC "Tsentel", OJSC "Uralsvyazinform", OJSC "Dalsvyaz", Chairman of the Board of directors of: CJSC "Startcom", OJSC "Information technologies of communications". Chairman of Partnership Council of Non-Commercial Partnership "Center for investigations of telecommunications development problems"	the Russian Federation	Does not hold the Company's shares	Consent available
3. Vasilieva Ekaterina Olegovna	1971	Postsecondary education, Dnepropetrovsk state university	Director of the department of corporate finances of KIT Finance Investment bank (OJSC)	None	the Russian Federation	Does not hold the Company's shares	Consent available
4. Vinokurova Evgeniya Sergeevna	1982	Postsecondary education, St. Petersburg state University of economics and finances, Pierre Mendes France University, Postgraduate course of St. Petersburg state University of economics and finances	Chief of sector of risk management of finances of OJSC "Svyazinvest"	None	the Russian Federation	Does not hold the Company's shares	Consent available
5. Gavrilenko Anatolyi Anatolievich	1972	Postsecondary education, Moscow State University after M.V. Lomonosov	General director of CJSC "Leader"	Member of the Board of directors of: CJSC "Leader", OJSC "Moscow heating network	the Russian Federation	Does not hold the Company's shares	Consent available

RECEIVED
2011 JUN -5 A [illegible]

				company", OJSC "Moscow city electric network company", OJSC "Moscow incorporated electric network company", OJSC "Energy management company", OJSC " Southern Telecommunications Company", OJSC of energy sector and electrification "Mosenergo", OJSC "Mosenergosbit"			
6. Gorbunov Alexander Evgenievich	1967	Postsecondary education, Moscow University of engineering and physics	Vice President for strategy and development of OJSC "KOMSTAR-OTC"	Member of the Board of directors of: OJSC "MTS", OJSC "All-Russia JSC Intourist", OJSC "Systema Mass-media", OJSC "Systema-Invest", CJSC "Systema Telecom", OJSC "CITRONICS", OJSC JSCB "International Bank for Reconstruction and Development"	the Russian Federation	Does not hold the Company's shares	Consent available
7. Grigorieva Alla Borisovna	1967	Postsecondary education, Alma-Ata institute of national economy	Deputy to the director of the Department of corporate governance and legal provision of OJSC "Svyazinvest"	Member of the Board of directors of: OJSC "VolgaTelecom", OJSC "Uralsvyazinform"	the Russian Federation	Preferred registered shares - 2000; Ordinary registered shares - 2007	Consent available
8. Degtyarev Valeryi Victorovich	1957	Postsecondary education, Omsk institute of engineers of railroad transportation, Postgraduate course of Leningrad institute of engineers of railroad transportation, defended a thesis in candidacy for a degree of PhD (economics) in St. Petersburg state university for economics and finances, PhD (engineering), PhD (economics).	General director of OJSC "Professional telecommunications"	Member of the Board of directors of: OJSC "VolgaTelecom", CJSC "Professional Telecommunications", OJSC "Dalsvyaz", OJSC "CenterTelecom" Chairman of the Board of directors of: CJSC "Radiotel"	the Russian Federation	Does not hold the Company's shares	Consent available
9. Enin Evgenyi Petrovich	1958	Postsecondary education, Leningrad State University after A.A. Zhdanov	Deputy to the Director of Non-Commercial Partnership "Russian institute of directors"	Member of the Board of directors of: OJSC "VolgaTelecom", OJSC " Southern Telecommunications Company", OJSC "Uralsvyazinform"	the Russian Federation	Does not hold the Company's shares	Consent available
10. Zhelonkin Vladimir Borisovich	1967	Postsecondary education, University of knowledge methodology	Deputy to OJSC "Svyazinvest" General Director	Member of the Board of directors of: OJSC "Dalsvyaz"	the Russian Federation	Does not hold the Company's	Consent available

				Member of the Management board of: OJSC "Svyazinvest"		shares	
11. Zaitsev Evgenyi Yurievich	1969	Postsecondary education, Moscow textile institute after A.N. Kosygin	General director of LLC "Management company "Aton-management"	None	the Russian Federation	Does not hold the Company's shares	Consent available
12. Zyuzin Oleg Borisovich	1966	Postsecondary education, Pushkin Academy of radioelectronics of air defense, Zvenigorod financial and economic college, Academy of national economy with the Russian Federation Government	Chief of IT department of CJSC "Leader"	None	the Russian Federation	Does not hold the Company's shares	Consent available
13. Kuznetsov Sergey Ivanovich	1953	Postsecondary education, North-West corresponding polytechnic institute; Columbia university business school (NY); Business school of Fuke university of business management	Chairman of the Board of directors of OJSC "VolgaTelecom"	Chairman of the Board of directors of: OJSC "VolgaTelecom" Member of the Board of directors of: OJSC "Rostelecom", OJSC "CenterTelecom", OJSC "Sibirtelecom"	the Russian Federation	Does not hold the Company's shares	Consent available
14. Kuznetsova Antonina Yurievna	1962	Postsecondary education, Moscow institute of engineers of railroad transportation	Deputy to the director of organizational and special activities department of RF Ministry of information technologies and communications	None	the Russian Federation	Does not hold the Company's shares	Consent available
15. Kulikov Denis Victorovich	1975	Postsecondary education, Moscow state law academy	Expert of Association for investors rights protection (non-commercial organization)	Member of the Board of directors of: OJSC " Southern Telecommunications Company", OJSC "OGK-5"	the Russian Federation	Does not hold the Company's shares	Consent available
16. Morozov Andrey Vladimirovich	1978	Postsecondary education, Russian Law Academy of RF Ministry of justice	Chief of legal department of Moscow's representation office of "NCH Advisors, Inc."	Member of the Board of directors of: Association for investors rights protection (non-profit organization), OJSC "VolgaTelecom"	the Russian Federation	Does not hold the Company's shares	Consent available
17. Odintsova Nataliya Yurievna	1968	Postsecondary education, Moscow State Academy of Administration after Sergo Ordzhonikidze, Central Economic-Mathematical Institute of Russian Academy of Sciences, State University of New York/Central European University, Prague college, Czechia	General director's adviser for corporate finances of CJSC "Russian Funds"	Leading analyst of CJSC "Leader"	the Russian Federation	Does not hold the Company's shares	Consent available

18. Omelchenko Sergey Valerievich	1963	Postsecondary education, Novocherkassk military academy	OJSC "VolgaTelecom" General Director	Chairman of the Board of directors of: CJSC "NSS", CJSC "Orenburg-GSM" Member of the Board of directors of: OJSC "TATINCOM-T" OJSC "VolgaTelecom" Member of Partnership Council: Non-commercial partnership "Center for investigations of telecommunications development problems" Chairman of the Management Board of: OJSC "VolgaTelecom"	the Russian Federation	Does not hold the Company's shares	Consent available
19. Savchenko Victor Dmitrievich	1960	Postsecondary education, Moscow State University after M.V. Lomonosov	Executive director – director of the Department of corporate governance and legal provision of OJSC "Svyazinvest"	OJSC "MGTS", OJSC "CenterTelecom", OJSC "VolgaTelecom", OJSC "Information technologies of communication"	the Russian Federation	Does not hold the Company's shares	Consent available
20. Seregin Oleg Valentinovich	1974	Postsecondary education, Moscow State Technical University after N.E. Bauman	General director of Management company "Interfin CAPITAL"	None	the Russian Federation	Does not hold the Company's shares	Consent available
21. Sokolenko Yuliana Yurievna	1967	Postsecondary education, Leningrad State University after A.A. Zhdanov	Deputy to the director of External Communications Department – chief of sector of OJSC "Svyazinvest"	Non-commercial partnership "Center for investigations of telecommunications development problems" Member of the Board of directors of: OJSC "Uralsvyazinform", OJSC "RTS" Member of the Auditing committee of: OJSC "National Television Company "Zvezda"	the Russian Federation	Does not hold the Company's shares	Consent available
22. Statyin Vladimir Anatolievich	1959	Postsecondary education, Academy of labor and social relations	General director of Association for Protection of Interests of shareholders of Enterprises and Organizations	Member of the Board of directors of: OJSC "Sibirtelecom", OJSC "Uralsvyazinform", OJSC "Electrocomplex", OJSC "Dalsvyaz" Member of the Auditing committee of: OJSC "Smolenskenergoremont"	the Russian Federation	Equity share 0,00002%; Stake of ordinary shares 0,00002%	Consent available
23. Tushunov Dmitry Yurievich	1964	Postsecondary education, Moscow State University after	Chief of analytic department – Chief Economist of CJSC "[illegible]"	Member of the Board of directors of: OJSC "Specialized depositary of	the Russian Federation	Does not hold the Company's	Consent available

		Lomonosov		pension and unit investment funds "Special depositary", OJSC "Moscow heating network company", OJSC "Rosvertol", OJSC "Zagorsk pumped-storage plant", OJSC "Moscow city electric network company" Member of the Auditing committee of: OJSC "Mosenergo"			
24. Fedorov Oleg Romanovich	1968	Postsecondary education, Moscow State University after M.V. Lomonosov	Executive director of corporate finances department of LLC "Deutsche Bank"	Member of the Board of directors of: OJSC "VolgaTelecom", Association for investors rights protection (non-profit organization)	the Russian Federation	Does not hold the Company's shares	Consent available
25. Franke Hedricus Johannes	1955	Postsecondary education, Delft University	President of OJSC "KOMSTAR-OTC"	None	Kingdom of the Netherlands	Does not hold the Company's shares	Lack of consent
26. Tsyganov Maxim Yurievich	1972	Postsecondary education, St. Petersburg State University of economics and finances	Branch Managing director of KIT Finance Investment bank (OJSC) Moscow city	General director of: KIT Finance (LLC) Member of the Board of directors of: OJSC "Leasing company "Magistral Finance", KIT Finance Investment bank (OJSC)	the Russian Federation	Does not hold the Company's shares	Consent available

1283-2(b)

EXTRACT FROM MINUTES № 18

Of the session of OJSC "VolgaTelecom" Board of directors held the form of absentee vote

March 6, 2007 Nizhny Novgorod city

11 persons were elected to the Board of directors: Kuznetsov S.I, Andreev V.A., Bulancha S.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

11 persons took part in the session: Kuznetsov S.I, Andreev V.A., Bulancha S.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

THE AGENDA:

1. Consideration of OJSC VolgaTelecom shareholders' motions about introduction of issues to the agenda and recommendation of nominees to the Company's Board of directors and Auditing committee for the annual general meting of shareholders.

I. Consideration of OJSC VolgaTelecom shareholders' motions about introduction of issues to the agenda and recommendation of nominees to the Company's Board of directors and Auditing committee for the annual general meting of shareholders.

With due account for the recommendation of the Committee for corporate governance the Board of directors DECIDED:

3. To recognize as qualified the motions about recommendation of nominees to the Company's Auditing committee for the election at the annual general meeting of shareholders of the following OJSC VolgaTelecom shareholders: Open Joint Stock Company "Investment company of communications", Closed Joint Stock Company "Leader" (the company of pension fund assets management), "U.F.G.I.S. TRADING LIMITED" possessing jointly with "DCL-KF Corporation" more than 2% of the Company's voting shares, Open Joint Stock Company "RTK-Leasing" possessing jointly with Closed Joint Stock Company "MC "TRASNFINGROUP" more than 2% of the Company's voting shares.

4. To include the following persons into the list of nominees for the election to OJSC VolgaTelecom Auditing committee at the annual general meeting of shareholders:

1. Arzhannikova Lyudmila Alexandrovna
2. Konkova Elena Olegovna
3. Koroleva Olga Grigorievna
4. Lisenkov Victor Nikolaevich
5. Polovnev Igor Georgievich
6. Feoktistova Nataliya Vadimovna
7. Chernikova Tamara Alexeevna
8. Shevchuk Alexander Victorovich

Voting: "AYE" – 11; "Against" – none; "Abstain" – none.

In accordance with item 13.7. of the Charter THE DECISION WAS ADOPTED.

The Chairman of OJSC VolgaTelecom Board of directors signature S.I. Kuznetsov
The Company's Corporate secretary signature N.I. Pokrovskaya
The date of the minutes execution: March 6, 2007.

The extract is true and correct:
Corporate secretary N.I. Pokrovskaya

1283-2(b)

Data on the nominees to OJSC "VolgaTelecom" Auditing committee

Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Other work status	Citizenship	Share ownership during the reporting year	Availability of nominee's consent
Arzhannikova Lyudmila Alexandrovna	1960	Postsecondary, Moscow electrotechnical institute of communication	Head of operators' co-operation group of strategic development department of OJSC "Svyazinvest"	Member of the auditing committee of: OJSC "Dalsvyaz", CJSC "Kurganskyi sotovyi telephone"	the Russian Federation	Does not hold the Company's shares	Consent is available
Konkova Elena Olegovna	1978.	Postsecondary, Russian State Humanitarian University	Main specialist of the Department of internal audit of OJSC "Svyazinvest"	None	the Russian Federation	Does not hold the Company's shares	Consent is available
Koroleva Olga Grigorievna	1950	Postsecondary, Tomsk State University, Postgraduate course of All-Union corresponding financial and economic institute	Chief accountant of OJSC "Svyazinvest"	Chairman of the auditing committee of: OJSC "VolgaTelecom", OJSC "Central telegraph", OJSC "Dalsvyaz", CJSC "Moscow Center of New Technologies of Telecommunications' OJSC "Aerocom", OJSC "Rostelecom", OJSC "CenterTelecom", OJSC "Sibirtelecom", OJSC "Baikalvestcom"	the Russian Federation	Does not hold the Company's shares	Consent is available
Lisenkov Victor Nikolaevich	1959	Postsecondary, Moscow electrotechnical Institute of communication, Business school with Duke university (USA), University of telecommunications of the USA (USA)	Director of department for external relations and relations with regulatory bodies of CJSC "Systema Telecom"	None	the Russian Federation	Does not hold the Company's shares	Consent is available
Polovnev Igor Georgievich	1969	Postsecondary, Moscow Technical University of telecommunications and informatics	Economist of Association for investors rights protection	None	the Russian Federation	Does not hold the Company's shares	Consent is available
Feoktistova Nataliya Vadimovna	1966	Postsecondary, ALCI (All-Union law corresponding institute)	Chief of sector of relations with associated companies of department of corporate	Member of the Board of directors of: OJSC "Dalsvyaz",	the Russian Federation	Does not hold the Company's shares	Consent is available

			governance and legal provision of OJSC "Svyazinvest"	Member of the auditing committee of: OJSC "Southern Telecommunication Company", OJSC "Uralsvyazinform" Internal Auditor of: CJSC "Mobitel"			
Chernikova Tamara Alexeevna	1959	Postsecondary, Voronezh state university (physics department), Voronezh state university (economics department),	Chief of debt capital management sector of the Department of economics and finances of OJSC "Svyazinvest"	Member of the auditing committee of: OJSC "Central telegraph", CJSC "Baikalvestcom", OJSC "North-West Telecom"	the Russian Federation	Does not hold the Company's shares	Consent is available
Shevchuk Alexander Victorovich	1983	Postsecondary, Financial Academy with RF Government	Expert of Association for investors rights protection	Member of the Board of detectors of OJSC "Dalsvyaz"	the Russian Federation	Does not hold the Company's shares	Consent is available

OJSC "VolgaTelecom" Board of directors

1253-2(b)

EXTRACT FROM MINUTES № 24

Of the session of OJSC "VolgaTelecom" Board of directors held the form of joint presence

May 15, 2007 Moscow

Location: Suit 108, building 2, Pluyshchikha Street 55, Moscow
Time: 10-00 a.m. (Moscow time).
11 persons were elected to the Board of directors: Kuznetsov S.I, Andreev V.A., Bulancha S.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

8 persons took part in the session: Kuznetsov S.I., Grigorieva A.B., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

Written opinion on all the issues of the agenda was provided by 2 persons – Andreev V.A. and Degtyarev V.V.

THE FOLLOWING PERSONS WERE INVITED:

1. Astakhova S.L. - deputy to the General Director – personnel director;
2. Kostin D.B. - deputy to the General Director for corporate development;
3. Popkov N.I. - The Company's chief accountant.

THE AGENDA:

5. Consideration of the candidature of the Company's auditor for 2007.

V. Consideration of the candidature of the Company's auditor for 2007.

THE SPEAKER WAS – member of the Committee for audit with the Company's Board of directors - Chernogorodskyi S.V.

ALSO TOOK THE FLOOR: Morozov A.V., Enin E.P., Kuznetsov S.I, Fedorov O.R. and Omelchenko S.V.

With due account for the recommendation of the Committee for audit the Board of directors DECIDED:

To recommend to the annual general meeting of shareholders to approve LLC "Ernst & Young" as the Company's auditor for 2007".

Voting: "AYE" – 10; "Against" – none; "Abstain" – none.

In accordance with item 13.7. of the Charter THE DECISION WAS ADOPTED.

The Chairman of OJSC VolgaTelecom Board of directors signature S.I. Kuznetsov
The Company's Corporate secretary signature N.I. Pokrovskaya
The date of the minutes execution: May 16, 2007.

The extract is true and correct:
Corporate secretary N.I. Pokrovskaya

Открытое акционерное общество «ВолгаТелеком» г. Нижний Новгород
ВолгаТелеком

1253-2(б)

…eral information on LLC "Ernst & Young" and its employees

"E…rnst & Young" is a dynamic group of professionals united by one strategic goal: to become …rivate attorney consultant on business issues for the companies facing important business decision making.

"Ernst & Young" is a leading international company rendering services in the spheres of bookkeeping and audit, taxation, consulting services on transactions and legal support. "Ernst & Young" is one of the largest international companies providing services of checking and consulting in all major markets and in all economy sectors. "Ernst & Young" renders assistance to companies in the search and using business opportunities in CIS and worldwide.

The term of activity at audit services market in the Russian Federation

LLC "Ernst & Young" has been rendering audit services in CIS since 1989.
After opening our Moscow office in 1989, we became the first international company rendering professional services, which launched its activity in Russia and Commonwealth of … During the past years we were considerably expanding our activity in CIS … rvices was increasing, and now we have more than 3000 experts … urg, Yekaterinburg, Novosibirsk, Yuzhno-Sakhalinsk, Kiev, … Astana, Atirau, Baku, Tashkent and Tbilisi.

… npanies in search and using of business opportunities in CIS and … on has functional and industry subdivisions. The spheres of … oung" include audit and consulting services, taxation, consulting … l legal services. We pay special attention to such industries as … ancial services sector, technologies, telecommunication and … and power, chemical and electric-power industries, retail trade … real estate, hotel business and construction.

of Russian and
…n and international

W… sing the funds at the world financial markets and help them to win com… community. For the last two years our customers in CIS operating in th… munications have managed to raise more than US$2 billion at Russian and international securities markets, and "Ernst & Young" is by right proud of its participation in this successful work.

We intend to provide our customers with all the advantages of our experts' detailed knowledge of the industry. We give specialized consultations to our clients and involve telecommunication experts working in CIS and abroad.

Availability of license for audit services provision

LLC "Ernst & Young" has a license for audit activity in the Russian Federation №E002138. The license is issued on 30.09.2002 and has the validity term of five years.

Capability of RAS and IFRS audit report provision

Since the time of entering Russian market we carry out audit checks … international companies' accounting and we prepare reports by Russi… audit standards.

1253-2(b)

General information on LLC "Ernst & Young" and its employees

"Ernst & Young" is a dynamic group of professionals united by one strategic goal: to become private attorney consultant on business issues for the companies facing important business decision making.

"Ernst & Young" is a leading international company rendering services in the spheres of bookkeeping and audit, taxation, consulting services on transactions and legal support. "Ernst & Young" is one of the largest international companies providing services of checking and consulting in all major markets and in all economy sectors. "Ernst & Young" renders assistance to companies in the search and using business opportunities in CIS and worldwide.

The term of activity at audit services market in the Russian Federation

LLC "Ernst & Young" has been rendering audit services in CIS since 1989.
After opening our Moscow office in 1989, we became the first international company rendering professional services, which launched its activity in Russia and Commonwealth of Independent States. During the past years we were considerably expanding our activity in CIS while the demand for our services was increasing, and now we have more than 3000 experts in Moscow, Saint-Petersburg, Yekaterinburg, Novosibirsk, Yuzhno-Sakhalinsk, Kiev, Donetsk, Minsk, Alma-Aty, Astana, Atirau, Baku, Tashkent and Tbilisi.

"Ernst & Young" assists companies in search and using of business opportunities in CIS and worldwide. Our organization has functional and industry subdivisions. The spheres of specialization of "Ernst & Young" include audit and consulting services, taxation, consulting services on transactions and legal services. We pay special attention to such industries as industrial construction, financial services sector, technologies, telecommunication and entertainment industry, fuel and power, chemical and electric-power industries, retail trade and light industry, transport, real estate, hotel business and construction.

We assist our clients in raising the funds at the world financial markets and help them to win confidence of investment community. For the last two years our customers in CIS operating in the sphere of telecommunications have managed to raise more than US$2 billion at Russian and international securities markets, and "Ernst & Young" is by right proud of its participation in this successful work.

We intend to provide our customers with all the advantages of our experts' detailed knowledge of the industry. We give specialized consultations to our clients and involve telecommunication experts working in CIS and abroad.

Availability of license for audit services provision

LLC "Ernst & Young" has a license for audit activity in the Russian Federation №E002138. The license is issued on 30.09.2002 and has the validity term of five years.

Capability of RAS and IFRS audit report provision

Since the time of entering Russian market we carry out audit checks of Russian and international companies' accounting and we prepare reports by Russian and international audit standards.

Qualification and job-related experience of employees supposed to be involved in audit

More than 60 employees have qualification certificates for the right of conducting general audit. More than 95 experts in our CIS offices have CPA or ACCA certificates.

All LLC "Ernst & Young" employees supposed to be involved in audit have high qualification and job-related experience necessary for carrying out audit check.

EXTRACT FROM MINUTES № 24

Of the session of OJSC "VolgaTelecom" Board of directors held the form of joint presence

May 15, 2007 Moscow

Location: Suit 108, building 2, Pluyshchikha Street 55, Moscow

Time: 10-00 a.m. (Moscow time).

11 persons were elected to the Board of directors: Kuznetsov S.I, Andreev V.A., Bulancha S.A., Grigorieva A.B., Degtyarev V.V., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

8 persons took part in the session: Kuznetsov S.I., Grigorieva A.B., Enin E.P., Morozov A.V., Omelchenko S.V., Savchenko V.D., Fedorov O.R. and Chernogorodskyi S.V.

Written opinion on all the issues of the agenda was provided by 2 persons – Andreev V.A. and Degtyarev V.V.

THE FOLLOWING PERSONS WERE INVITED:

1. Astakhova S.L. - deputy to the General Director – personnel director;
2. Kostin D.B. - deputy to the General Director for corporate development;
3. Popkov N.I. - The Company's chief accountant.

THE AGENDA:

6. Determination of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors.

VI. Determination of requirement criteria (percentage) of deductions for calculation of annua remuneration to the members of the Company's Board of directors.

THE SPEAKER WAS: – The chairman of Staff and Rewards Committee with the Company's Board of directors - Morozov A.V.

ALSO TOOK THE FLOOR: Kuznetsov S.I., Enin E.P. and Fedorov O.R.

With due account for the recommendation of Staff and Rewards Committee the Board of directors DECIDED:

To recommend to the annual general meeting of shareholders to approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the Board of directors' members being elected at this annual general meeting of shareholders:

- 0,26% of the Company's EBITDA based on the data of IFRS accounting statement for 2007;
- 0,78% of the amount of the Company's net profit allocated for dividends payment based on the results of 2007.

Voting: "AYE" – 10; "Against" – none; "Abstain" – none.

In accordance with item 13.7. of the Charter THE DECISION WAS ADOPTED.

The Chairman of OJSC VolgaTelecom Board of directors signature S.I. Kuznetsov

The Company's Corporate secretary signature N.I. Pokrovskaya

The date of the minutes execution: May 16, 2007.

END

The extract is true and correct:

Corporate secretary N.I. Pokrovskaya